United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐   No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

VALE S.A. Publicly held company CNPJ (Corporate Taxpayer ID) 33.592.510/0001-54 Praia de Botafogo, no. 186 Rio de Janeiro, RJ – Postal Code: 22250-145 www.vale.com MANAGEMENT'S PROPOSAL ANNUAL AND SPECIAL SHAREHOLDERS' MEETING TO BE HELD ON 04/30/2021 Dear Sirs/Madams, The Management of Vale S.A. (“Vale” or “Company”) submits a proposal to its shareholders for consideration on the matters that will be resolved at the Annual and Special Shareholders' Meetings, to be held, cumulatively, on April 30, 2021, at 10 am, only digitally via Zoom platform, pursuant to the terms proposed below (“Proposal”). Matters included on the agenda of the Annual Shareholders' Meeting 1.1. Evaluation of the management accounts, report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2020.............................................................................................................................3 1.2. Proposed allocation of the income from the fiscal year 2020........................... 3 1.3. Setting the number of seats on the Board of Directors...................................................................................................................... 3 1.4. Individual election of members of the Board of Directors ................................ 4 1.5. Election of the Chairman of the Board of Directors ......................................... 7 1.6. Election of the Vice-Chairman of the Board of Directors ................................. 8 1.7. Election of members of the Fiscal Council ...................................................... 8 1.8. Establishment of the overall annual compensation of the Company's directors and members of the Fiscal Council for the year 2021................................................ 9 Matters included on the agenda of the Extraordinary Shareholders' Meeting 2.1. Approve Vale's Stock-Based Compensation Plan ......................................... 14 2.2. Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Protocols and Justifications for the Merger of Companhia Paulista de Ferroligas (“CPFL”) and Valesul Alumínio S.A. (“Valesul”) into Vale .............................................................. 14 2.3. Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), a specialized company hired to carry out the appraisal of CPFL and Valesul ............. 14 2.4. Approve the Appraisal Reports, prepared by Macso ..................................... 14

2.5. Approve the mergers, without capital increase and without the issuance of new shares, of CPFL and Valesul into Vale .................................................................... 14 2.6. Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Protocol and Justification of Partial Spin-Off of Minerações Brasileiras Reunidas S.A. – MBR, followed by the merger of the spun-off portion into Vale .......................................... 14 2.7. Ratify the appointment of Macso, a specialized company hired to carry out the appraisal of the net assets to be spun off, formed by certain assets and liabilities of MBR (“MBR's Spun-off Assets”) for merger into Vale .............................................. 14 2.8. Approve the Appraisal Report, prepared by Macso ....................................... 14 2.9. Approve the merger, without capital increase and without the issuance of new shares, of MBR's Spun-off Assets into Vale ............................................................ 15 All information and documents related to the Agenda of Vale's Shareholders' Meetings are available to its shareholders at the Company's headquarters, on its investors page (www.vale.com/investidores) and on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and of the Securities and Exchange Commission (“SEC”) (www.sec.gov), as well as included in the Annexes to this Proposal, in compliance with CVM Instruction No. 481, dated December 17, 2009 (“ICVM 481/2009”). In addition to the documents mentioned in this Proposal, we strongly recommend reading the Proxy Statement together, which can be found at www.vale.com/investidores. Any doubts or clarifications on the matters included in the Agenda of Shareholders' Meetings may be resolved or obtained, as the case may be, by contacting the Investor Relations Department, including by email to vale.ri@vale.com. Rio de Janeiro, March 15, 2021 The Management

Matters included on the agenda of the Annual Shareholders' Meeting Pursuant to Law No. 6,404/1976 (“the Business Corporation Act”), once a year, within the first four months following the end of the fiscal year, the Company shall promote the holding of an Annual Shareholders’ Meeting. 1.1. Evaluation of the management accounts, report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2020 In a meeting held on 02.25.2021, Vale's Board of Directors approved the Management Report and the Financial Statements of the Company, together with the Opinion of the Independent Auditors, regarding the fiscal year ended December 31, 2020. To rule on this item, the Company makes the following documents available to shareholders: (i) The Management Report and the Financial Statements for the fiscal year ended December 31, 2020, followed by the Opinion of the Independent Auditors published in the newspapers on March 05, 2021, as required by the legislation in force; (ii) Opinions of the Fiscal Council, the Audit Committee and the Board of Directors, dated February 25, 2021; (iii) Standardized Financial Statements Form (DFP) of 2020; and, (iv) Directors' comments on the Company's financial situation required by item 10 of the Reference Form, as provided for in CVM Instruction No. 480/2009, which are also set out in Annex I to this Proposal. Click here to access Vale's Complete Financial Statements. 1.2. Proposed allocation of the income from the fiscal year 2020 To rule on this item, the following are made available to Shareholders: (i) the Executive Board's Proposal for the allocation of the income for the year ended on 12.31.2020; (ii) Annex II to the proposal pursuant to ICVM 481/2009 (Annex 9-1-II); (iii) the Opinions of the Fiscal Council and the Board of Directors on the allocation of income, both dated Februarys 25, 2021. 1.3. Setting the number of seats on the Board of Directors. As provided for in article 11, head provision, of Vale's Articles of Incorporation, shareholders shall establish the number of seats on the Board of Directors. In this regard, the proposal is that the Board of Directors has 12 seats for the term of office related to 2021-2023, in addition to the full and alternate member to be elected in a separate voting by the set of Vale employees, totaling up 13 seats and 1 alternate member. To rule on this item, the following is made available to Shareholders:

(i) the abstract from the minutes of the Board of Directors dated March 15, 2021, and as the respective annex the report of the Nominating Committee, dated March 08, 2021. Pursuant to the Business Corporation Act, the election of members of the Board of Directors can be run by individual vote, multiple vote process or separate vote. As the various voting procedures may have an impact on setting the number of members of the Board, in order to better understand the dynamics of election of the members of the Board of Directors, the various voting processes are detailed below. 1.4. Individual election of members of the Board of Directors The election of the members of the Board of Directors shall comply with the provisions of Article 11 of Vale's Articles of Incorporation and the applicable legislation. The following candidates for full members1 will be put to a vote individually, as recommended by the Nominating Committee and Board of Directors: 1- José Luciano Duarte Penido (independent) 2- Fernando Jorge Buso Gomes 3- José Maurício Pereira Coelho 4- Eduardo de Oliveira Rodrigues Filho 5- Murilo Cesar Lemos dos Santos Passos (independent) 6- Roger Allan Downey (independent) 7- Sandra Maria Guerra de Azevedo (independent) 8- Ken Yasuhara 9- Manoel Lino Silva de Sousa Oliveira (Ollie Oliveira) (independent)2 10- Maria Fernanda dos Santos Teixeira (independent) 11- Elaine Dorward-King (independent) 12- Clinton James Dines (independent)3 In addition to the candidates proposed above, the Company received from shareholders (a) Geração Futuro L. Par. Fundo de Investimento em Ações, represented by its manager Plural Investimentos Gestão de Recursos Ltda .; (b) Victor Adler, (c) Vic DTVM SA, (d) Tempo Capital Principal Fundo de Investimento em Ações represented by its 1 According to the decision at the Special Shareholders’ Meeting, held on March 12, 2021, the position of alternate member of the Board of Directors was excluded, except for the director elected by the employees. 2 Mr. Ollie Oliveira holds the position of independent director at the company Antofagasta plc., where he will make a transition over the next few months, and he will also end his term as director of the Blackrock World Mining Trust plc, in order to resolve potential conflict of interest , and for this reason he will only take office at Vale on 08/01/2021. 3 Regarding the appointment of Mr. Clinton James Dines, they highlighted the nominee's remarkable knowledge of China and the mining business, two extremely critical topics for Vale's business strategy, and which, in line with the recommendation of the Compliance of the Company, his appointment as Director will take place on 08/01/2021, when he will no longer occupy the position of Director of Administration at Zanaga Iron Ore Company - an association of a competitor of Vale for a project in the design phase.

manager Tempo Capital Gestão de Recursos Ltda., (e) Argucia Income Fundo de Investimento em Ações, Sparta Fundo de Investimento em Ações - BDR Level I, Argucia Endowment Multimarket Investment Fund and Dust Fundo de Investimento em Ações - BDR Level I, represented by its manager Argucia Capital Gestão de Recursos Ltda., (E) RPS Equity Hedge Master Fundo de Investimento Multimercado, RPS Fundo de Investimento em Ações Selection Master, RPS Long Bias Selection Fundo de Investimento em Ações, RPS Prev. Absoluto Icatu Fundo de Investimento Multimercado Master, RPS Sistemático FIA, RPS Total Return Master Fundo de Investimento Multimercado, by its manager RPS Capital Administradora de Recursos Ltda; correspondence dated 03.11.2021, through which they requested, in the form of ICVM 481/2009, the inclusion in the Meeting's Absentee Ballot and in the Proxy Card for holders of ADRs, the indication of the following candidates4: 13 – Marcelo Gasparino da Silva (independent) 14 – Mauro Gentile Rodrigues Cunha (independent) 15 – Roberto da Cunha Castello Branco (independent) 16 – Rachel de Oliveira Maia (independent) Shareholders may include candidates for the Company's Board of Directors in the Distance Voting Ballot, provided that the percentage of participation (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Article 21-L-I and Article 21-M of ICVM No. 481/2009 are complied with. To rule on this item, the following are made available to Shareholders: (i) the abstract from the minutes of the Board of Directors dated March 10, 2021, and as respective annex the Report of the Nominating Committee, date March 8, 2021; (ii) the abstract from the minutes of the Board of Directors dated March 15, 2021; (iii) information on each of the candidates nominated for election/reelection, pursuant to items 12.2 to 12.5 of the Reference Form, as provided for in Article 10 of ICVM No. 480/2009 and in CVM/SEP Circular Letter No. 01/2021, in Annex III and Annex IV. (iv) Participation manual with summary and profile of the nominees, available at this link: 1.4.1 Nominated by Vale employees As provided for in Paragraph 2 of Article 11 of the Company's Articles of Incorporation, a full member of the Board of Directors and his/her alternate will be elected and removed, in a separate vote, by the group of Vale employees. In this regard, the process of direct 4 Considering the correspondence dated 03.11.2021received by Vale from the shareholders Geração Futuro L. Par. Equity Investment Fund and others, through which Mr. Marcelo Gasparino da Silva, Mauro Gentile Rodrigues Cunha, Roberto da Cunha Castello Branco and Rachel de Oliveira Maia were indicated as candidates for the election of the Board of Directors. Management analyzed the documents and statements of each of these candidates, sent under the terms of CVM Instruction No. 481/2009, and concluded that, due to the documents received, there is no information that would misrepresent them as independent directors.

voting, by the group of Vale employees, of a member of the Company's Board of Directors and their respective alternate, is being conducted by a Bipartite Electoral Board established especially for this purpose. The election process is currently still underway. The election of the members elected by the employees must be ratified at the time of the Meetings. Scenarios that can be seen in the process for the election of the members of the Board of Directors In compliance with CVM/SEP Circular Letter No. 01/2021 issued by CVM, we highlight below some scenarios, among others, that can be seen in the process for the election of members of the Board of Directors during the meeting. The election of the members of the Company's Board of Directors may be run through 3 (three) voting systems, namely: (i) by individual voting process (“Individual Vote”); (ii) by multiple voting process (“Multiple Vote Process”) or (iii) by separate voting process (“Separate Vote”). Multiple vote Pursuant to Article 141 of Law 6,404/1976 coupled with CVM Instruction No. 165/1991, as amended by CVM Instruction No. 282/1998, the minimum percentage of shareholding in Vale's voting capital required to request the multiple voting for the election of members of the Board of Directors is 5% (five percent) of the voting capital. In the multiple voting process, each share will have as many votes as there are positions to fill, and the shareholder can focus them on a single candidate or distribute them among several candidates. Also according to Article 141 of Law 6,404/1976, any requests for adoption of the multiple vote procedure will only be considered valid if received by the Company up to 48 (forty- eight) hours before the Meetings. In addition, once the multiple voting process for the election of the members of the Board of Directors has been adopted, votes cast by a shareholder who, through Ballot, has chosen to abstain from the item of prior distribution of votes to the candidates informed in the Ballot, are considered as abstention in the respective resolution of the Meetings, so that the votes of such shareholders are not included in the quorum of resolution and, therefore, these shareholders do not participate in the process of electing the members of the Board of Directors. If there is no request for a multiple vote and there is no nomination of members by other shareholders with at least 0.5% of the capital stock (Article 21-L-I and Article 21-M of ICVM No. 481/2009), the Board of Directors will be composed of 13 (thirteen) full members and 1 (one) alternate member, with the 12 (twelve) first candidates who receive the highest number of votes from those attending the Meetings being individually elected and 1 (one) full member and his/her respective alternate, elected, in a separate vote, by the group of Vale employees.

If there is a request for a multiple vote, the Board of Directors will be composed of 13 (thirteen) members. Shareholders will be able to focus their votes on one candidate or distribute them among several candidates, and the 12 (twelve) first candidates who receive the highest number of votes from the Shareholders' Meetings will be elected. Additionally, 1 (one) full member and his/her respective alternate will be elected, in a separate vote, by the group of Vale employees. Separate vote After the termination of the shareholders' agreement on November 09, 2020, Vale does not have a controlling shareholder, which is why the provisions of Article 141, Paragraph 4, of Law No. 6,404/1976 shall not apply. However, the separate election of a full member and his/her alternate by the group of employees is maintained, by operation of Article 11, Paragraph 2 of the Articles of Incorporation. 1.5. Election of the Chairman of the Board of Directors; Pursuant to Article 11, Paragraph 5, of Vale's Articles of Incorporation, the Board of Directors proposes, based on the Nominating Committee's opinion, the election of the following candidate to hold the position of Chairman of the Board of Directors: José Luciano Duarte Penido. In addition to the candidate proposed above, the Company received from shareholders (a) Geração Futuro L. Par. Fundo de Investimento em Ações, represented by its manager Plural Investimentos Gestão de Recursos Ltda .; (b) Victor Adler, (c) Vic DTVM SA, (d) Tempo Capital Principal Fundo de Investimento em Ações represented by its manager Tempo Capital Gestão de Recursos Ltda., (e) Argucia Income Fundo de Investimento em Ações, Sparta Fundo de Equity Investment - BDR Level I, Argucia Endowment Fundo de Investimento Multimercado and Dust Fundo de Investimento em Ações - BDR Level I, represented by its manager Argucia Capital Gestão de Recursos Ltda., (E) RPS Equity Hedge Master Fundo de Investimento Multimercado, RPS Fundo de Investimento em Ações Selection Master, RPS Long Bias Selection Fundo de Investimento em Ações, RPS Prev. Absoluto Icatu Fundo de Investimento Multimercado Master, RPS Sistemático FIA, RPS Total Return Master Fundo de Investimento Multimercado, by its manager RPS Capital Administradora de Recursos Ltda; correspondence dated 03.11.2021, through which they requested, in the form of ICVM 481/2009, the inclusion in the Meeting's Absentee Ballot and in the Proxy Card for holders of ADRs, the indication of Mr. Roberto da Cunha Castello Branco , to run for the position of Chairman of the Board of Directors of Vale: Shareholders may include candidates for Chairman of the Company's Board of Directors in the Distance Voting Ballot, provided that the percentage of participation (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Article 21-L-I and Article 21-M of ICVM No. 481/2009 are complied with. To rule on this item, the following are made available to Shareholders:

(i) the abstract from the minutes of the Board of Directors dated March 15, 2021, and as respective annex the report of the Nominating Committee, dated March 08, 2021; and, (ii) information on each of the candidates indicated, pursuant to items 12.2 to 12.5 of the Reference Form, as provided for in Article 10 of ICVM No. 480/2009 and in CVM/SEP Circular Letter No. 01/2021, in Annex III and Annex IV. 1.6. Election of the Vice-Chairman of the Board of Directors; Pursuant to Article 11, Paragraph 5, of Vale's Articles of Incorporation, the Board of Directors proposes, based on the Nominating Committee's opinion, the election of the following candidate to hold the position of Vice-Chairman of the Board of Directors: Fernando Jorge Buso Gomes. In addition to the candidate proposed above, the Company received from shareholders (a) Geração Futuro L. Par. Fundo de Investimento em Ações, represented by its manager Plural Investimentos Gestão de Recursos Ltda .; (b) Victor Adler, (c) Vic DTVM SA, (d) Tempo Capital Principal Fundo de Investimento em Ações represented by its manager Tempo Capital Gestão de Recursos Ltda., (e) Argucia Income Fundo de Investimento em Ações, Sparta Fundo de Equity Investment - BDR Level I, Argucia Endowment Fundo de Investimento Multimercado and Dust Fundo de Investimento em Ações - BDR Level I, represented by its manager Argucia Capital Gestão de Recursos Ltda., (E) RPS Equity Hedge Master Fundo de Investimento Multimercado, RPS Fundo de Investimento em Ações Selection Master, RPS Long Bias Selection Fundo de Investimento em Ações, RPS Prev. Absoluto Icatu Fundo de Investimento Multimercado Master, RPS Sistemático FIA, RPS Total Return Master Fundo de Investimento Multimercado, by its manager RPS Capital Administradora de Recursos Ltda; correspondence dated 03.11.2021, through which they requested, in the form of ICVM 481/2009, the inclusion in the Meeting's Absentee Ballot and in the Proxy Card for holders of ADRs, the indication of Mr. Mauro Gentile Rodrigues da Cunha to run for the position of Vice-9.0 Chairman of the Board of Directors of Vale Shareholders may include candidates for Vice-Chairman of the Company's Board of Directors in the Distance Voting Ballot, provided that the percentage of participation (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Article 21-L-I and Article 21-M of ICVM No. 481/2009 are complied with. To rule on this item, the following are made available to Shareholders: (i) the abstract from the minutes of the Board of Directors dated March 15, 2021, and as respective annex the report of the Nominating Committee, dated March 08, 2021; (iii) information on each of the candidates indicated in Annex III and Annex IV, pursuant to items 12.2 to 12.5 of the Reference Form, as provided for in Article 10 of ICVM 480/2009 and in Official Circular/CVM/SEP/ Nº01/2021. 1.7. Election of members of the Fiscal Council

Vale's Fiscal Council has been a permanent functioning body, composed of at least 03 (three) and at most 05 (five) full members and an equal number of alternates.

The Company received communications from shareholders with the nomination of members for election of the Fiscal Council, on February 24, 2021, March 2, 2021, and March 11, 2021:

Full member	Alternate Member	Nominated by	Date of nomination
Cristina Fontes Doherty	Nelson de Menezes Filho	Previ*	02.24.2021
Marcelo Moraes	-	Bradespar S.A.	03.02.2021
Marcus Vinícius Dias Severini	Vera Elias	Mitsui & Co, Ltda.	03.02.2021
Raphael Manhães Martins	Adriana de Andrade Solé	Geração Futuro e outros**	03.11.2021

* *Banco do Brasil Employees' Pension Fund – Previ*

***Geração Futuro L. Par. Fundo de Investimento em Ações, representado por sua gestora Plural Investimentos Gestão de Recursos Ltda.; (b) Victor Adler, (c) Vic DTVM S.A., (d) Tempo Capital Principal Fundo de Investimento em Ações* represented by its manager *Tempo Capital Gestão de Recursos Ltda., (e) Argucia Income Fundo de Investimento em Ações, Sparta Fundo de Investimento em Ações – BDR Nível I, Argucia Endowment Fundo de Investimento Multimercado e Dust Fundo de Investimento em Ações – BDR Nível I,* represented by its manager *Argucia Capital Gestão de Recursos Ltda., (e) RPS Equity Hedge Master Fundo de Investimento Multimercado, RPS Fundo de Investimento em Ações Selection Master, RPS Long Bias Selection Fundo de Investimento em Ações, RPS Prev. Absoluto Icatu Fundo de Investimento Multimercado Master, RPS Sistemático FIA, RPS Total Return Master Fundo de Investimento Multimercado,* represented by its manager *RPS Capital Administradora de Recursos Ltda*

The members of the Fiscal Council will hold office until the Annual Shareholders' Meeting to be held in 2022.

To rule on this item, the above-mentioned shareholders made available the information of candidates indicated in **Annex III and Annex IV**, pursuant to items 12.2 to 12.5 of the Reference Form, as provided in Article 10 of ICVM 480/2009 and in Official Circular/CVM/SEP/ Nº01/2021.

Shareholders may include candidates for the Company's Fiscal Council in the Distance Voting Ballot, provided that the percentage of participation (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Article 21-L-I and Article 21-M of ICVM No. 481/2009 are complied with.

1.8. Establishment of the overall annual compensation of the Company's directors and members of the Fiscal Council for the year 2021

The global annual remuneration proposal is formulated based on market principles, within a perspective of global competitiveness. At a meeting held on March 15, 2021, the Company's Board of Directors decided on the proposal for the overall annual compensation of the administrators (Board members and members of the Executive Board), members of the Advisory Committees and the Fiscal Council, referring to the fiscal year of 2021, in the amount of up to R$ 202,759,895.90 (two hundred and two million, seven hundred and fifty-nine thousand, eight hundred and ninety-five reais and ninety), to be individualized by Vale's Board of Directors, as well as the fixing of the monthly remuneration of each member in office of the Fiscal Council, from May 1, 2021 until the Annual General Meeting to be held in 2022, in the amount corresponding to 10% (ten percent) of the remuneration that, on average, is attributed, monthly, to each Executive Officer, not counting the benefits, representation fees and profit sharing. In addition to the remuneration set out above, the acting members of the Fiscal Council will be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, and it is certain that the alternate members will only be remunerated in the cases in which they exercise their title due to vacancy, impediment or absence of the respective member. The proposed remuneration will be distributed by the Board of Directors, subject to the provisions of current legislation and Vale's Bylaws. It must be observed that the proposed amount considers the responsibilities of the administrators, the time dedicated to the functions, the competence, the professional reputation and the value of their services in the market. (a) period to which the remuneration proposal refers: Management's proposal refers to payments expected to occur in the period from January 1, 2021 to December 31, 2021, that is, the current fiscal year. (b) amounts approved in the previous proposal and amounts actually realized, clarifying the reason for any differences: The Company provides below a summary table with the consolidated annual amount, segregated by body, presenting (i) the amounts proposed within the scope of the Annual Shareholders' Meeting held on April 30, 2020 and (ii) the amounts actually realized in the fiscal year 2020. The Company further clarifies that, as instructed by the Brazilian Securities and Exchange Commission (“CVM”) contemplated in CVM / SEP Circular Letter 01/2021, issued on February 26, 2021 (“CVM Circular Letter”), social security charges of the employer should not be included in the total or individual remuneration amounts subject to approval by the general meeting. Accordingly, in compliance with the aforementioned guidance, the proposed remuneration for the fiscal year 2021 to be presented to the Annual Shareholders' Meeting does not include Vale's social charges. However, considering that the remuneration proposal approved for the 2020 fiscal year, included Vale's social charges, we have included for quantitative and comparative purposes, the quantitative information specified below, related to the 2020 fiscal year, "with" and "without" Vale's liability charges.

Management compensation - Estimated 2020 vs. Accrued 2020						
(In Reais)	Estimated 2020		Accrued 2020		Difference	
	With charges	Without charges	With charges	Without charges	With charges	Without charges
Board of Directors[1]	15,470,230.00	12.891.858,33	14,560,371.73	12.249.865,22	909,858.27	641.993,11
Committees[2] [3]	13,699,200.00	11.717.333,33	12,610,353.50	10.921.847,20	1,088,846.50	795.468,13
Fiscal Council	2,164,023.60	1.803.353,00	2,017,089.46	1.680.907,88	146,934.14	122.445,12
Statutory Board of Executive Officers Board	170,337,685.31	155.107.382,73	165,421,432.65	151.362.236,15	4,916,252.66	3.745.146,57
Total	**201,671,138.91**	**181.519.927,39**	**194,609,247.34**	**176.214.856,45**	**7,061,891.57**	**5.305.070,93**

(1) It includes the compensation due to the sitting members of the Board of Directors for participation in committees: (A) Estimated 2020: R$**2.983.200,00** (including charges) and R$ 2.486.000,00 (excluding charges) and (B) Accrued 2020: **3.249.573,14** (including charges) and R$ 2.707.977,62 (excluding charges).

(2) It includes the compensation of external members and alternate members of the Board of Directors who participate in committees: (A) Estimated 2020: R$**4.091.200,00** (including charges) and R$ 3.409.333,33 (excluding charges) and (B) Accrued 2020: **4.058.123,95** (including charges) and R$ 3.376.257,29 (excluding charges).

(3) It includes the compensation of the members of Independent Advisory Committees: (A) Estimated 2020: R$ **9.608.000,00** (including charges) and R$ 8.308.000,00 (excluding charges) and (B) Accrued 2020: 8.552.229,55 (including charges) and R$ 7.512.438,35 (excluding charges).

The remuneration actually made in 2020 (with charges) was 3.5% lower than the proposed remuneration scheduled for 2020 (with charges) due to the following factors:

(i) for the purposes of the budget of the proposal made in 2020, the premise that the Director of Basic Metals, to be elected, would be a statutory position, having, however, said position been made as non-statutory;
(ii) it was considered as a premise, for the purposes of the budget of the proposal made in 2020, the possibility of the occurrence of Officer's termination in September 2020, however, the termination occurred in April, that is, five months earlier than originally planned;
(iii) the remuneration of the Board of Directors actually paid was lower than the amount initially budgeted; and
(iv) the Audit Committee was installed in March 2020, with the budget for the proposal made in 2020 considered the premise that the referred Committee would be installed in January 2020.

(c) Comments on any differences between the values of the current proposal and the previous proposal and those contained in item 13 of Vale's Reference Form:

The Company provides below a summary table with the consolidated annual amount, segregated by body, presenting (i) the amounts proposed at the Annual Shareholders' Meeting held on April 30, 2020 and (ii) the amounts proposed for the fiscal year 2021 and to be approved at the Annual General Meeting on April 30, 2021.

The Company also clarifies that, in compliance with the guidance of the CVM Circular Letter, the proposed compensation for the fiscal year 2021 to be presented to the Annual Shareholders' Meeting will not include Vale's social charges.

However, in view of the fact that the remuneration proposal approved for the 2020 fiscal year, included Vale's social charges, the information on the remuneration proposals was included in the table below, for both periods indicated in the table, " with" and "without" Vale's liability charges, in order to allow for proper comparability between such information.

Management compensation - Estimated 2021 vs. Estimated 2020						
(In Reais)	Estimated 2021		Estimated 2020		Difference	
	With charges[4]	Without charges	With charges	Without charges	With charges	Without charges
Board of Directors[1]	20.726.612,83	16.479.519,38	15,470,230.00 [3]	12.891.858,33	5.256.382,83	3.587.661,05
Committees[2] [3]	8.853.197,46	7.392.846,00	13,699,200.00 [7]	11.717.333,33	(4.846.002,54)	(4.324.487,33)
Fiscal Council	1.825.679,52	1.521.399,60	2,164,023.60	1.803.353,00	(338.344,08)	(281.953,40)
Statutory Board of Executive Officers Board	238.748.973,10	177.366.130,92	170,337,685.31	155.107.382,73	68.411.287,79	22.258.748,19
Total	**270.154.462,91**	**202.759.895,90**	**201,671,138.91**	**181.519.927,39**	**68.483.324,00**	**21.239.968,51**

(1) It includes the compensation due to the sitting members of the Board of Directors for participation in committees: (A) Estimated 2021: R$**4.515.199,61** (including charges) and R$ 3.658.666,36 (excluding charges) and (B) Accrued 2020: **2.983.200,00** (including charges) and R$ 2.486.000,00 (excluding charges).

(2) It includes the compensation of external members and alternate members of the Board of Directors who participate in committees: (A) Estimated 2021: R$6.336.000,00 (including charges) and R$ 5.280.000,00 (excluding charges) and (B) Accrued 2020: **4.091.200,00** (including charges) and R$ 3.409.333,33 (excluding charges).

(3) It includes the compensation of the members of Independent Advisory Committees: (A) Estimated 2021: R$ **2.517.197,46** (including charges) and R$ 2.112.846,00 (excluding charges) and (B) Accrued 2020: **9.608.000,00** (including charges) and R$ 8.308.000,00 (excluding charges).

(4) It considers the levy of social security charges on share-based compensation programs (Matching and PAV), which was interrupted at the end of 2017 based on a provision of the Labor Reform, which attributed to them the characteristic of exempt premium. In 2020, after legislative developments on the subject, in particular the revocation of MP 905/2019, the Company, supported by external consultancy, concluded that the exemption was not applicable, and recommended retroactive payment and a charge in procedure for future payments. Thus, for 2021, the charges were budgeted both for the cycles in effect (2021) and for the cycles already closed and paid in previous years (retroactive to 2018, 2019, and 2020).

The proposed remuneration for 2021 (net of charges) is 11,7% higher than the proposed remuneration in 2020 (net of charges), mainly due to the following factors:

(i) in line with the Company's organizational readjustment for purposes of greater alignment with its strategy, the forecast for 10 positions of statutory directors was considered for the 2021 proposal, in comparison with the forecast of 7 positions for statutory directors considered for purposes of 2020 proposal budget;
(ii) increase in the estimated value for the short-term variable remuneration program (Annual Bonus) due to the results of the targets to be paid during the year 2021; and
(iii) increase in the estimated value for the share-based variable remuneration programs (Matching and PAV), due to the variation in the price of Vale's common share, which has an impact on the awards of both programs.

It is also clarified that the global compensation amount proposed for the 2021 fiscal year mentioned above **R$ 202.759.895,90 (two hundred two million seven hundred fifty nine thousand eight hundred ninety five Reais and ninety centavos)** is higher than the amount contained in item 13.2 of the Reference Form for 2021 R$ 195.367.049,90 (one hundred ninety five million, three hundred sixty seven thousand and forty nine Reais and ninety centavos), since it also includes, in addition to the remuneration to be attributed to the members of the Board of Directors, the Fiscal Council and the Executive Board, the remuneration of the members of the Committees (external members and members of the committees who are also alternate members of the Board of Directors), while the amounts contained in item 13.2 of the Reference Form (attached to this Proposal) include only the values of the remuneration of the members of the Board of Directors (including the remuneration of the effective members of the Board of Directors for participation in committees), the Fiscal Council and the Executive Board. To rule on this matter, the following documents are made available to shareholders: (i) the information contained in Item 13 of the Reference Form, as established in item II of Article 12 of ICVM No. 481/2009, and provided on Annex V; and (iv) the Abstract from the Minutes of the Board of Directors dated March 15, 2021.

Matters included on the agenda of the Special Shareholders' Meeting 2.1. Approve Vale's Stock-Based Compensation Plan The current Virtual Stock Plan (PAV) will be submitted for approval at the Shareholders' Meeting so that, from the 2021 concession, it can be changed to a Real Stock Program, which includes the payment of virtual dividends on the number of units of shares that the executive will be entitled to as a reward at the end of the cycle, after the application of the performance factor – TSR and ESG. The proposed change strengthens the sense of ownership and engagement of participating executives, as well as aligning their actions with the interests of shareholders. If approved, the plan will be called “Vale's Stock Plan”. To rule on this item, the following document in Annex VI is made available to Shareholders: (i) Company's Share-based Compensation Plan; (ii) Annex 13 to ICVM No. 480/2009. 2.2. Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Protocols and Justifications for the Merger of Companhia Paulista de Ferroligas (“CPFL”) and Valesul Alumínio S.A. (“Valesul”) into Vale; 2.3. Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), a specialized company hired to carry out the appraisal of CPFL and Valesul; 2.4. Approve the Appraisal Reports, prepared by Macso; 2.5. Approve the mergers, without capital increase and without the issuance of new shares, of CPFL and Valesul into Vale. To rule on these items, the following documents in Annex VII are made available to the Shareholders: (i) Protocols and Justification for the Merger of CPFL and Valesul into Vale; (ii) Proposal for the provision of services by Macso Legate Auditores Independentes for the preparation of Appraisal Reports of CPFL and Valesul; (iii) Appraisal Reports of the Book Net Worth of CPFL and Valesul; (iv) Information on appraisers, pursuant to Annex 21 to ICVM No. 481; (ii) Information on the transactions, pursuant to Annex 20-A of ICVM No. 481; (iii) Abstract from the minutes of the Board of Directors dated February 11, 2021; and (iv) Opinion of the Fiscal Council on the mergers, dated February 11, 2021. 2.6. Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Protocol and Justification of Partial Spin-Off of Minerações Brasileiras Reunidas S.A. – MBR, followed by the merger of the spun-off portion into Vale; 2.7. Ratify the appointment of Macso, a specialized company hired to carry out the appraisal of the net assets to be spun off, formed by certain assets and liabilities of MBR (“MBR's Spun-off Assets”) for merger into Vale; 2.8. Approve the Appraisal Report, prepared by Macso;

2.9. Approve the merger, without capital increase and without the issuance of new shares, of MBR's Spun-off Assets into Vale. To rule on these items, the following documents in Annex VII are made available to the Shareholders: (i) Protocol and Justification of Partial Spin-Off of Minerações Brasileiras Reunidas S.A. – MBR, followed by the merger of the spun-off portion into Vale; (ii) Proposal for the provision of services by Macso Legate Auditores Independentes for the preparation of Appraisal Report of MBR's Spun-off Assets; (iii) Appraisal Report of MBR's Spun-off Assets; (iv) Information on appraisers, pursuant to Annex 21 to ICVM No. 481; (iv) Information on the transaction, pursuant to Annex 20-A of ICVM No. 481; (v) Abstract from the minutes of the Board of Directors dated February 11, 2021; and (vi) Opinion of the Fiscal Council on the mergers dated February 11, 2021.

Annex I - Management Comments on Vale’s Financial Situation pursuant to Item 10 of the Reference Form 10. Comments of the Officers The financial information included in this item of the Reference Form, unless otherwise stated, refers to the consolidated financial statements of Vale S.A. (“Vale” or “Company”), prepared in accordance with the international financial reporting standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and with the accounting practices adopted in Brazil, which comprise the accounting practices provided for in Law 6,404 / 76 and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by the Brazilian Securities and Exchange Commission (“CVM”), related to the fiscal years ended on December 31, 2020, 2019 and 2018. The information contained in this item 10 of the Reference Form must be read and analyzed together with Vale's consolidated financial statements, available on the Company's website (www.vale.com) and on the website of the Brazilian Securities Commission (www.gov.br/cvm).

10.1. General Financial and Equity Conditions a. General financial and equity conditions In February 2021, the Company signed the Global Settlement for the Reparation of Brumadinho, which had been negotiated since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais, and the Federal and the State of Minas Gerais Public Prosecutors Offices, with initiatives of a socioeconomic and socio- environmental scope, for reparation and full indemnity of the damages resulting from the Dam I rupture, in the total amount of R$ 37,690 million. With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved. In addition, relevant aspects related to the scope and execution of the Company's obligations were defined. Therefore, as the negotiations have started before the reporting date, the Company supplemented the provisions by recognizing an expense of R$ 19,924 million in the income statement for the fiscal year 2020. The Global Settlement does not include indemnities for individual damages, which are defined in the Term of Commitment agreement signed between Vale and the Public Defender’s Office of the State of Minas Gerais in April 2019. The Company reinforces its commitment to fair, swift and equitable reparation for these indemnities. After the Brumadinho dam, the Company's iron ore production capacity was significantly impacted by the shutdown of some operations. In 2020, the Company partially resumed production in all iron ore fine operations that were halted in 2019. The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the year ended December 31, 2020: In 2020, as a consequence of the periodic review of the estimates for the de- characterization of the dam structures, the Company recognized R$ 1,900 million in addition to the provision already recorded. In addition, the Company also identified other structures that met the de-characterization criteria, resulting in an addition of R$ 1,275 million to the provision. In December 2020, the Company signed the early extension terms for its railway’s concessions related to Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”), for an additional thirty years period, from 2027 to 2057. As a result of the agreement, the Company recognized an intangible asset, which represents its right to use of both EFVM and EFC, and their related concession grants liabilities, in the aggregate amount of R$ 12,016 million. In 2020, the Company started looking for a potential buyer for Vale Nouvelle- Calédonie S.A.S. (“VNC”) and started studying the other options available to exit the operation. Following the negotiations that took place during the year, VNC's assets and liabilities were classified as "held for sale" and measured at fair value, resulting in the recognition of an impairment loss in the amount of R$ 2,155 million. In December 2020, the Company signed a binding put option agreement for the sale of its ownership interest in VNC for an immaterial consideration. The proposed transaction is expected to be concluded in the first quarter of 2021. Under this agreement, the Company has reserved the amount of the commitment to fund VNC in approximately R$ 2,573 million (US$500 million) to continue VNC operations, including the commitment to invest in the conversion of the tailings deposition from wet to dry-stacking. Therefore, the Company recognized a loss related to VNC in the amount of R$ 4,728 million recognized in the in the income statement as “Impairment and disposals of non-current assets” for the year ended December 31, 2020. In 2020, the Company tested the recoverability of its loan receivable from Nacala BV. The testing was triggered by the revisions undertaken on the coal volumes that are projected to be transported on the railway, resulting in a loss of R$ 4,106 million, recognized in the income statement as “Impairment and disposals of non- current assets” for the year ended December 31, 2020. During 2020, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs. The periodic review resulted in an addition of R$ 5,530 million to the provision. In addition, Vale made available R$ 845 million for Samarco’s working capital needs (2019: R$ 402 million). This amount was recognized in the income statement as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2020. In July 2020, the Board of Directors approved the resumption of the stockholders´ remuneration policy and paid the amount of R$ 18,637 million. In December 2020, the Company was notified by BNDESPar of the full exercise of the option to purchase 8% of VLI shares held by Vale. With the exercise of this option, Vale received R$ 1,223 million and holds 29.6% of VLI's total shares. This transaction resulted in a gain of R$ 885 million, recognized in the income statement as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2020. In November 2020, the Company concluded the sale of Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio (“Biopalma”) to Brasil Biofuels S.A. As a result of this transaction, a loss of R$ 681 million was recognized in the income statement as “Impairment and disposals of non-current assets” for the year ended December 31, 2020. In August 2020, the conditions precedent of the agreement to sell the Company's stake in Henan Longyu were concluded and the Company received R$ 843 million as part of the consideration for the transaction. This transaction resulted in a gain of R$ 598 million due to the recycling of the cumulative translation adjustments at closing, which was recognized as “Equity results and other results in associates and joint ventures” in the income statement for the year ended December 31, 2020. In October 2020, the Company concluded the agreement for the divestiture of PT Vale Indonesia Tbk (“PTVI”) and received R$ 1,560 million. The transaction with non-controlling interest resulted in a loss of R$ 1,012 million, which was recognized in the Stockholders' Equity for the year ended December 31, 2020. In September 2020, the Company decided to shut down its operations at the Simões Filho plant in Bahia, resulting in an impairment loss of R$ 412 million, recognized in the income statement as “Impairment and disposals of non-current assets” for the year ended December 31, 2020. In July 2020, Vale Overseas Limited issued guaranteed notes due July 2030, in the amount of R$ 8,214 million (US$1,500 million).

In October 2020, the Company approved the incorporation of a joint venture to build and operate an expansion project for the Shulanghu Port facilities, located in China. Vale's capital contribution to the project is estimated to range from R$ 600 million to R$ 900 million. The construction of the project, which is expected to take up to three years, will start after both parties obtain the anti-trust and other regulatory approvals in China. On January 20, 2021 (subsequent event), the Company signed a Heads of Agreement (“HoA”) with Mitsui & Co., Ltd. (“Mitsui”), allowing both parties to structure Mitsui’s exit from the Moatize coal mine (“Vale Moçambique”) and the Nacala Logistics Corridor (“NLC”). The HoA determines that Vale will acquire Mitsui's stake in the mine and logistics assets for an immaterial consideration and will undertake the obligation of the Nacala Corridor’s Project Finance in full, which has approximately R$ 12,992 million (US$2,500 million) outstanding balance at December 31,2020. In case of closing the transaction, Vale will also control NLC and, therefore, consolidate its assets and liabilities. The parties expect to conclude the transaction in 2021, which is subject to the execution of the definitive agreement and usual precedent conditions. In addition, the Company informed the market its divestiture decision in the coal segment, which may lead to the presentation of this segment as a discontinued operation in future financial statements depending on the Company’s assessment. In 2020, the Company recorded a profit of R$ 26,713 million compared to a loss of R$ 6,672 million in 2019. This profit was mainly due to: (a) higher adjusted EBITDA¹ (R$ 45,033 million), (ii) reduction in losses recognized by asset impairment (R$ 8,943 million), partially offset by (iii) increase in net financial result (R$ 10,694 million), mainly due to the 29% devaluation of the real against the dollar, leading to higher expenses with currency derivatives and interest rates (R$ 5,547 million) and exchange rate variation (R$ 2,750 million). The 2020 result was also adversely affected by the updating of the assumptions used in the preparation of the estimated costs necessary for the execution of the repair and compensation programs by Renova Foundation, resulting in the complement of R$ 5,530 million to the provision recognized by the Company. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted EBITDA. In 2020, the Company's adjusted EBITDA was R$ 87,340 million compared to R$ 42,307 million registered in the same period of 2019, an increase of R$ 45,033 million, mainly due to: (i) strong performance of the ferrous mineral segment, due to the increase in realized prices (R$ 24,948 million), (ii) positive effect of the devaluation of real against the dollar on net operating revenue (R$ 46,831 million), partially offset by lower volumes of sales of iron ore and pellets (R$ 9,492 million) and higher costs of acquisition of iron ore from third parties (R$ 957 million). Adjusted EBITDA was also affected by expenses related to Brumadinho and donations to COVID-19, which totaled R$ 27,608 million in 2020. The adjusted EBITDA was reconciled with the Company's net income in item 10.1 (h), of this Reference Form. The solid generation of operating cash meant that the Company ended the year 2020 with R$ 74,092 million in cash and cash equivalents and short-term investments, above the gross debt² of R$ 69,426 million and; therefore, with net cash of R$ 4,666 million in 2020. In 2019, the Company recorded a loss attributed to Vale's shareholders, in the amount of R$ 6,672 million, compared to a profit of R$ 25,967 million in 2018. This loss was mainly due to: (a) provisions and expenses incurred regarding the Dam I rupture of

Brumadinho, including the de-characterization of dams and reparation agreements (R$ 28,818 million), (b) impairment greater than R$ 17,268 million related to nickel assets in New Caledonia and assets in coal mines in Mozambique; and (c) additional provisions for the Renova Foundation and de-characterization of the Germano dam of Samarco, in the total amount of R$ 2,956 million. These factors were partially offset by a reduction of R$ 8,381 million in foreign exchange losses in 2019, compared to 2018. In 2019, the Company's adjusted EBITDA was R$ 42,307 million, a reduction of R$ 18,747 million compared to the previous year, mainly due to (i) recognition of provisions and expenses incurred regarding the Brumadinho event (R$ 28,818 million), (ii) lower volumes sold of iron ore fines and pellets (R$ 6,091 million), (iii) higher expenses with stoppages (R$ 2,796 million), partially offset by higher average prices realized of iron ore (R$ 21,487 million), which had an increase of 31.6% in relation to the average price realized in 2018. The Company generation of operating cash in 2019 enabled (i) the repurchase of bonds in the total amount of R$ 9,150 million (US$ 2,270 million), reducing gross debt of R$ 7,303 million, from R$ 59,928 million in 2018 to R$ 52,625 million in 2019, (ii) the increase in cash and cash equivalents and short-term investments to R$ 32,956 million in 2019, compared to R$ 22,538 million in 2018. Net debt³ went from R$ 37,390 million in 2018 to R$ 19,669 million in 2019, reaching the lowest level since 2008. The table below presents the Company’s equity conditions: On December 31 (In millions of Reais) 2020 2019 2018 Current assets 126,805 68,698 59,256 Non-current Assets 351,325 300,973 282,457 Current liabilities 75,838 55,806 35,285 Non-current liabilities 221,306 156,716 132,745 Equity attributable to Vale’ stockholders 185,785 161,480 170,403 Current liquidity ratio (1) 1.67 1.23 1.68 General liquidity ratio (2) 1.61 1.74 2.03 (1) The current liquidity ratio is calculated by dividing current assets by current liabilities. (2) The general liquidity ratio is calculated by dividing the sum of current assets and non-current assets by the sum of current liabilities and non-current liabilities. On December 31, 2020, the Company had controlling stockholders’ equity of R$ 185,785 million, compared to R$ 161,480 million on December 31, 2019. The increase of R$ 24,305 million, or 15.1%, is mainly due to the Company's net income of R$ 26,713 million and the positive effect of currency conversion in the amount of R$ 20,556 million. Additionally, management decided the amount of R$ 34,216 million as remuneration to stockholders, of which the amount of R$ 6,342 million totals the minimum mandatory remuneration for the year 2020, recorded as current liabilities in the Company's balance sheet and R$ 15,524 million was approved as additional remuneration to the Company's stockholders and is presented in the Equity as "additional remuneration reserve" on December 31, 2020. On December 31, 2020, the current liquidity ratio of the Company (which is the index found by dividing the current assets by the current liability) was 1.67, compared to 1.23 on December 31, 2019. The increase in the liquidity ratio was mainly due to the increase in cash and cash equivalents in fiscal year 2020. On December 31, 2019, the Company had controlling stockholders’ equity of R$ 161,480 million, compared to R$ 170,403 million on December 31, 2018. The reduction of R$ 8,923 million or 5.2% is mainly due to the Company's loss of R$ 6,672 million and the decision to pay dividends in the form interest on stockholder's equity in the total amount of R$ 7,253 million that were paid in the year ended 2020. These effects were partially offset by the positive currency conversion effect in the amount of R$ 4,625 million.

On December 31, 2019, the current liquidity ratio of the Company (which is the index found by dividing the current assets by the current liability) was 1.23, compared to 1.68 on December 31, 2018. The drop in the liquidity ratio was mainly due to the recognition of liabilities related to the tailings dam breach in Brumadinho.

In light of the foregoing, the Company has sufficient financial and equity conditions to implement its business plan and fulfill its short- and medium-term obligations.

For further information on the significant changes in the equity conditions of the Company, see item 10.1 (h) of this Reference Form.

b. Capital structure

The table below presents the funding standard adopted for Company activities, considering equity and third-party capital:

						On December 31,
(in millions of Reais)	**2020**	**AV [1] (%)**	**2019**	**AV [1] (%)**	**2018**	**AV [1] (%)**
Third Party Capital (Current and non-current liabilities)	297,144	62.1%	212,522	57.5%	168,030	49.2%
Equity (stockholders' equity)	180,986	37.9%	157,149	42.5%	173,683	50.8%
Total capital (Total liabilities)	**478,130**	**100.0%**	**369,671**	**100.0%**	**341,713**	**100.0%**

(1) Vertical analysis.

The Company's capital structure has an adequate proportion between equity and third-party capital, considering the performance of operating cash, financial indicators and the Company's equity condition.

c. Payment Capacity in relation to the financial commitments assumed

In the regular course of business, the main needs for funds of the Company refers to investments, payments of dividends, and debt service. The Company expects to meet these requirements, in accordance with its historical policies and practices, using cash generated by operating activities.

The Company constantly evaluates opportunities for generating additional cash and is committed to continuing to reduce its costs and expenses, maintaining the level of indebtedness and discipline in the allocation of capital.

The table below presents information on the Company's indebtedness:

			On December 31,
(in millions of Reais)	**2020**	**2019**	**2018**
Gross debt (1)	**69,426**	**52,625**	**59,928**
Cash and cash equivalents and short-term investments	74,092	32,956	22,538
Net debt (cash) (2)	**(4,666)**	**19,669**	**37,390**
Leases (IFRS 16)	8,662	7,218	-
Currency swaps	4,591	62	1,830
REFIS	14,262	15,749	16,852
Brumadinho provisions	35,671	22,056	-

Germano & Renova Foundation provisions 10,782 6,853 4,346 Expanded net debt 69,302 71,607 60,418 Adjusted EBITDA 87,340 42,307 61,054 Gross Debt / Adjusted EBITDA Ratio 0.8 1.2 1.0 Adjusted EBITDA / gross interest expense 20.7 10.9 14.2 (1) Gross debt is made up of the balance of loans and financing liabilities. (2) Net debt (cash) comprises the net balance between gross debt and the balance of cash and cash equivalents, and short-term investments. As of December 31, 2020, the Company's gross debt totaled R$ 69,426 million, compared to R$ 52,625 million on December 31, 2019, representing an increase of 32%, mainly due to the exchange variation of debts contracted in foreign currency (impact of R$ 16,111 million), due to the devaluation of the real against the dollar, which changed from an exchange rate of R$ 4.03 to US$ 1.00 on December 31, 2019 to R$ 5.20 to US$ 1.00 on December 31, 2020. The principal of R$ 3,561 million of the debt matures in 2021. The company adopted the concept of expanded net debt to manage its liquidity and cash flow management, and includes, in addition to the obligations contracted with financial institutions, also the obligations to deliver cash to third parties outside its regular operating process, more specifically the liabilities related to the liabilities of the Brumadinho event, Renova Foundation, Samarco and REFIS. The Company understands that, based on the data set out above, it has full conditions to make good its short- and long-term financial commitments. d. Sources of financing for working capital and investments in noncurrent assets used The sources of funds used by the Company to finance working capital and investments in noncurrent assets in the years analyzed in this form were substantially the result of its own generation of operating cash. In 2020, the Company's operating activities generated cash flows from operations of R$ 75,208 million compared to R$ 47,282 million in 2019, mainly due to better operating results and lower interest on loans (R$ 849 million), but adversely affected by greater variation in working capital (R$ 16,048 million). The company also issued bonds in July 2020, totaling R$ 8,214 million for use in general corporate purposes. In 2019, operating activities generated cash flows from continuing operations of R$ 47,282 million, in line with the R$ 47,920 million generated in 2018. For information on the most relevant loan and borrowings contracts that occurred in the last three fiscal years, see item 10.1 (f) of this Reference Form. e. Financing sources for working capital and for investments in non-current assets that you intend to use to cover liquidity deficiencies As previously mentioned, the main sources of financing for working capital and for investments in noncurrent assets used by the Company are its own operating cash generation. Additionally, to mitigate liquidity risk, the Company has two revolving credit facilities (RCF), maturing in 2022 and 2024, in the total amount of R$ 25,984 million (US$ 5,000 million) to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. f. Indebtedness levels and composition of such debts

Debt structure On December 31, (in millions of Reais) 2020 2019 2018 Gross debt 69,426 52,625 59,928 Average term of amortization (in years) 8.4 8.5 8.9 Average cost (in %) 4.5% 4.9% 5.1% Average debt maturity was 8.4 years on December 31, 2020, in line with the 8.5 years on December 31, 2019. Average cost of debt, after currency and interest rate swaps, decreased to 4.5% per year on December 31, 2020, when compared to 4.9% per year on December 31, 2019, mainly due to lower interest rates in the international capital market. Average debt maturity decreased to 8.5 years on December 31, 2019, when compared to 8.9 years on December 31, 2018. Likewise, average cost of debt, after currency and interest rate swaps, decreased to 4.9% per annum on December 31, 2019 when compared to 5.1% per annum on December 31, 2018, mainly due to the repurchase of higher yield and longer-term bonds during the year. i. Relevant loan and borrowings contracts Please find below the position of the Company's loans and borrowings at the end of the years 2020, 2019 and 2018: (R$ million) Average interest rate December 31, 2020 December 31, 2019 December 31, 2018 Quoted in the secondary market: Bonds 6.01% 38,709 23,978 31,847 Eurobonds 4.29% 4,783 3,398 3,329 Debentures 10.48% 2,576 4,011 4,036 Debt contracts in Brazil in: R$, indexed to TJLP, TR, IPCA, IGP-M and CDI 9.29% 4,470 5,368 8,692 R$, with fixed interest 2.86% 180 358 572 Basket of currencies and bonds in US$ indexed to LIBOR 2.31% 290 400 780 Debt contracts in the international market in: US$, with variable and fixed interest 2.24% 16,759 12,871 8,276 EUR, with variable interest - - 907 888 Other currencies, with fixed interest 3.17% 616 483 586 Accrued charges 1,043 851 922 Total 69,426 52,625 59,928 The most important categories of the total debt of the Company are presented below. The amounts shown exclude accrued interest. Quoted in the secondary market:

Fixed income instruments issued in US dollars (equivalent to R$ 38,709 million, R$ 23,978 million and R$ 31,847 million, on December 31, 2020, 2019 and 2018, respectively). The Company has issued several debt securities in the capital market, including through its wholly owned subsidiary, Vale Overseas, in the total amount of US$ 6,631 million (equivalent to R$ 34,462 million) until December 31, 2020. The subsidiary Vale Canada issued debt securities in the amount of US$ 297 million (equivalent to R$ 1,541 million). Fixed income instruments issued in euros (equivalent to R$ 4,783 million, R$ 3,398 million and R$ 3,329 million, on December 31, 2020, 2019 and 2018, respectively). The Company issued debt securities in the capital market in the total amount of € 750 million (equivalent to R$ 4,783 million). The Company will redeem on March 29, 2021 (subsequent event), all bonds with a coupon of 3.750% and maturing on January 10, 2023. The remaining balance is € 750 million. Debt contracts in Brazil, including debentures: Loans contracted in Brazil (R$ 7,516 million, R$ 10,137 million and R$ 14,080 million on December 31, 2020, 2019 and 2018, respectively). The Company has several loans taken out in Brazil, mainly with BNDES and some Brazilian private banks Debt contracts in the international market: Loans and financing contracted in US dollars (equivalent to R$ 16,759 million, R$ 12,871 million, and R$ 8,276 million, on December 31, 2020, 2019 and 2018, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations. Loans and financing contracted in euros and other debts (equivalent to R$ 616 million, R$ 1,390 million and R$ 1,474 million, as of December 31, 2020, 2019 and 2018, respectively). This category includes export credit facilities. Among other more relevant operations in the three-year period, the following are highlighted: (a) In March 2020, the US$ 5,000 million (equivalent to R$ 25,984 million) of the revolving credit facilities (RCF) were fully disbursed, with US$ 2,000 million (equivalent to R$ 10,393 million) of the credit facility, maturing in 2022, and the US$ 3,000 million (equivalent to R$ 15,591 million) of the credit facility maturing in 2024. These credit facilities were paid in full in September 2020. (b) In July 2020, the Company issued through its wholly-owned subsidiary Vale Overseas Limited, bonds maturing in July 2030, in the amount of US$ 1,500 million (equivalent to R$ 8,214 million) with a coupon of 3.75% p.a., paid semiannually and yield of 3.85% p.a... (c) In August 2020, a loan of US$ 300 million (equivalent to R$ 1,638 million) was contracted, offered by The Export-Import Bank of China (“CEXIM”) related to the charter contracts signed between Vale International and companies directly or indirectly controlled by the Chinese.

(d) In 2020, the remaining balance of the loan granted by Export Development Canada - EDC to Vale Canada was paid in advance, in the amount of US$ 10,294 million (equivalent to R$ 56,719 million). (e) In December 2020, there was an early settlement of the loan granted by the French government to Vale Canada, and which was destined to investments made by Vale Nova Caledônia of € 200 million (equivalent to R$ 1,180 million). (f) In December 2019, the Company prepaid US$ 518 million (equivalent to R$ 2,088 million) to development agencies. (g) In September and December 2019, the Company settled US$ 2,167 million (equivalent to R$ 8,903 million) in securities issued by its wholly owned subsidiary Vale Overseas Ltd., maturing in 2021, 2022, 2026, 2034, 2036 and 2039 and US$ 103 million (equivalent to R$ 429 million) in securities issued by its wholly owned subsidiary Vale Canada Limited., maturing in 2032, totaling US$ 2,270 million (equivalent to R$ 9,332 million). (h) In November 2018, the Company settled US$ 600 million (equivalent to R$ 2,325 million) in securities issued by its wholly owned subsidiary Vale Overseas Ltd., maturing in 2036, together with the repurchase of US$ 400 million (equivalent to R$ 1,550 million) of the security issued by its wholly owned subsidiary Vale Overseas Ltd., maturing in 2022. (i) In June 2018, the Company settled US$ 980 million (equivalent to R$ 3,796 million) in securities issued by Vale S.A., maturing in 2042. (j) In April 2018, the Company settled US$ 499 million (equivalent to R$ 1,933 million) in securities issued by its wholly owned subsidiary Vale Overseas Ltd, maturing in 2020. (k) In March 2018, the Company settled US$ 969 million (equivalent to R$ 3,755 million) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd., with maturity in 2021, together with the repurchase of US$ 781 million (equivalent to R$ 3,026 million) of the bond issued by its wholly-owned subsidiary Vale Overseas Ltd., due in 2022. (l) In 2018, the Company prepaid US$ 1,100 million (equivalent to R$ 4,262 million) in export prepayment operations, US$ 259 million (equivalent to R$ 1,003 million) in export credit notes with commercial banks and US$ 876 million (equivalent to R$ 3,396 million) in operations with the bank Export Development Canada (EDC). (m) In 2018, the Company borrowed US$ 1,150 million (equivalent to R$ 4,456 million) through pre-export financing agreements with commercial banks. ii. Other long-term relationships with financial institutions Although there are no debt-related contracts other than those described above, the Company maintains a commercial relationship in the normal course of its business with some of the main international financial institutions and in the country, in accordance with usual financial market practices. iii. Degree of subordination among debts

There is no degree of contractual subordination among the Company’s unsecured corporate debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law. Degree of subordination among debts On December 31 (In millions of Reais) 2020 2019 2018 Loans and borrowings 69,426 52,625 59,928 Unsecured obligations 98.7% 98.3% 98.5% Obligations with real guarantees 1.3% 1.7% 1.5% The securities issued through Company’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale. iv. Any restrictions imposed on the Company, in particular, in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the Company has fulfilling these restrictions. Some of the Company’s long-term financial instruments contain obligations related compliance with financial indicators. The indicators are: (i) leverage, thus understood as the ratio obtained by dividing gross debt over Adjusted EBITDA ("Leverage"); and (ii) interest coverage thus understood as the ratio obtained by dividing Adjusted EBITDA over interest expenses ("Interest Coverage"). For more information on adjusted EBITDA for continuing operations, including its calculation, see items 3.2 and 10.1 (h) of this Reference Form. On December 31, 2020 2019 2018 Leverage 0.8x 1.2x 1.0x Maximum limit of 4.5x Interest coverage 20.7x 10.9x 14.2x Minimum limit of 2.0x As of December 31, 2020, 2019 and 2018, the Company was in compliance with the levels required for the Leverage and Interest Coverage indicators, in relation to the amounts of R$ 11,339 million, R$ 9,914 million, and R$ 10,674 million, respectively, tied to these indicators. g. Limits of financing contracted and percentage of use The Company has two revolving credit facilities, maturing in 2022 and 2024, in the total amount of R$ 25,984 million (US$ 5,000 million) to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. As of December 31, 2020, 2019 and 2018, there was no outstanding debit balance related to these credit facilities. In December 2020, the financing contract with BNDES in the amount of R$ 400 million, to finance the acquisition of equipment was canceled. As of December 31, 2020, 2019 and 2018, there was no outstanding debit balance related to these credit facilities.

In October 2020, the Company contracted a loan of R$ 1,559 million (US$ 300 million) with New Development Bank (“NDB”, the BRICS bank). The credit facility is linked to investments in expanding the North Corridor's logistical capacity. This loan was fully disbursed in January 2021 (subsequent event).

h. Significant changes in each item of Vale's consolidated financial statements

Analysis of the income statement for the fiscal years ended December 31, 2020, 2019 and 2018

Statement of Income	Fiscal year ended on December 31,						Horizontal Analysis	
							(2020 x 2019)	(2019 x 2018)
(in millions of reais)	2020	AV (%)[1]	2019	AV (%)[1]	2018	AV (%)[1]	%	%
Net operating revenue	208,529	100	148,640	100	134,483	100.0	40.3	10.5
Cost of goods sold and services rendered	(98,567)	(47.3)	(83,836)	(56.4)	(81,201)	(60.4)	17.6	3.2
Selling and administrative expenses	(2,857)	(1.4)	(1,924)	(1.3)	(1,917)	(1.4)	48.5	0.4
Research and evaluation expenses	(2,293)	(1.1)	(1,765)	(1.2)	(1,376)	(1.0)	29.9	28.3
Pre-operating and operational stoppage	(4,517)	(2.2)	(4,559)	(3.1)	(984)	(0.7)	(0.9)	363.3
Brumadinho event	(27,016)	(13.0)	(28,818)	(19.4)	-	-	(6.3)	-
Other operating expenses, net	(3,956)	(1.9)	(2,052)	(1.4)	(1,613)	(1.2)	92.8	27.2
Impairment and disposal of non-current assets	(11,819)	(5.7)	(20,762)	(14.0)	(3,523)	(2.6)	(43.1)	489.3
Operating income	**57,504**	**27.6**	**4,924**	**3.3**	**43,869**	**32.6**	**1,067.8**	**(88.8)**
Financial results, net	(24,140)	(11.6)	(13,446)	(9.0)	(18,058)	(13.4)	79.5	(25.5)
Equity results and other results in associates and joint ventures	(5,436)	(2.6)	(2,684)	(1.8)	(693)	(0.5)	102.5	287.3
Income (loss) before income taxes	**27,928**	**13.4**	**(11,206)**	**(7.5)**	**25,118**	**18.7**	**(349.2)**	**(144.6)**
Income taxes	(3,025)	(1.5)	2,509	1.7	966	0.7	(220.6)	159.7
Loss from discontinued operations	-	-	-	-	(310)	(0.2)	-	(100.0)
Net income (loss) attributable to non-controlling shareholders	(1,810)	(0.9)	(2,025)	(1.4)	117	0.1	(10.6)	(1,830.8)
Net income (loss) attributable to Vale's stockholders	**26,713**	**12.8**	**(6,672)**	**(4.5)**	**25,657**	**19.1**	**(500.4)**	**(126.0)**

(1) Relating to net operating revenue.

Net operating revenue 2020 x 2019: In 2020, net operating revenue totaled R$ 208,529 million, compared to R$ 148,640 million on December 31, 2019. The increase of R$ 59,889 million is mainly due to the positive effect of the 30.7% devaluation of the real against the dollar in the year, and the higher realized iron ore prices and higher revenues from base metal by-products, partially offset due to the lower volumes sold of ferrous minerals (R$ 14,256 million). 2019 x 2018: In 2019, net operating revenue totaled R$ 148,640 million, compared to R$ 134,483 million on December 31, 2018. The increase of R$ 14,157 million is mainly due to higher realized prices, mainly for iron ore fines and pellets, which were partially offset by lower sales volumes. For further information on Company’s revenues, see item 10.2(b) of this Reference Form.

Costs of goods sold and services rendered

Costs related to each business segment are detailed below:

Cost of goods sold and services rendered per segment (in millions of reais)	Fiscal Year Ended as of December 31, 2020	2019	2018	Horizontal Analysis (2020 X 2019) %	(2019 X 2018) %
Ferrous minerals	53,169	47,505	47,995	11.9	(1.0)
Base metals	20,800	14,874	14,715	39.8	1.1
Coal	7,536	6,462	5,811	16.6	11.2
Other segments	1,675	1,541	961	8.7	60.4
Depreciation	15,387	13,454	11,719	14.4	14.8
Total	**98,567**	**83,836**	**81,201**	**17.6**	**3.2**

Costs with currency are detailed below:

	2020	Variation (%)	2019	Variation (%)	2018
Average Exchange Rates (Real/Dollar)	5.16	30.7%	3.95	7.9%	3.66
Closing Exchange Rates (Real/Dollar)	5.20	28.9%	4.03	4.0%	3.87
Costs per currency, in percentage:					
Dollar (USD)	53.0%	4.2%	48.8%	12.9%	35.9%
Real (BRL)	39.5%	-4.7%	44.2%	-6.4%	50.6%
Canadian Dollar (CAD)	6.3%	0.4%	5.9%	-5.3%	11.2%
Other currencies	1.2%	0.1%	1.1%	-1.2%	2.3%

Total costs: 2020 x 2019:



83.836
(4.048)
6.119
(2.893)
15.553
98.567
2019
Volume
Net change
Freight
Exchange
2020

As of December 31, 2020, the total cost of products and services sold totaled R$ 98,567 million, compared to R$ 83,836 million on December 31, 2019. The increase of R$ 14,731 million or 17.6% is due mainly to:

- Increase in costs related to the negative effect of exchange rate variations, on costs linked to other currencies, mainly in the base metals and coal segment, where most of the Company's operations are located internationally. In ferrous minerals, the exchange rate also had a negative impact, due to the costs of international sea freight and the acquisition of iron ore from third parties, which are expressed in dollars (R$ 15,553 million).

Specifically in the ferrous mineral segment, the following was identified: increases in costs with ore royalties and acquisition from third parties impacted by higher iron ore reference prices by 16.6% (R$ 1,364 million); higher production costs due to higher expenses with service providers and materials (R$ 1,520 million), maintenance of operations (R$ 1,930 million), and personnel (R$ 1,139 million) due to the search for improvement and recovery of volumes of the ferrous mineral operations, and extraordinary expenses related to COVID-19. The lower sales volume of ferrous minerals (R$ 4,368 million) and lower sea freight costs (R$ 2,893 million), mainly due to 23% reduction in the bunker, partially offset the increase in costs for the year. In the base metal segment, higher volumes sold by base metal operations in Canada, resulted in higher costs compared to the previous year (R$ 701 million), along with higher costs due to increased volumes and prices of third-party acquisition of copper (impact of R$ 1,243 million) and higher costs related to the scheduled maintenance activities at the Copper Cliff Nickel Refinery, in Sudbury (impact R$ R$ 201 million). In the Coal segment, costs were higher than the previous year due to the operational problems of the beneficiation plants in Mozambique, which led the Company to start a process to renovate these plants, which are expected to be completed in the first half of 2021. Total costs: 2019 x 2018: As of December 31, 2019, the total cost of products and services sold totaled R$ 83,836 million, compared to R$ 81,201 million on December 31, 2018. The increase of R$ 2,635 million or 3.2% is due mainly to: Increase in costs related to the negative effect of exchange rate variations, on costs linked to other currencies, mainly in the base metals and coal segment, where most of the Company's operations are located internationally. In ferrous minerals, the exchange rate also had a negative impact, due to the costs of international sea freight and the acquisition of iron ore from third parties, which are expressed in dollars (R$ 3,142 million). Specifically in the ferrous mineral segment, the following was identified: increase in costs with iron ore royalties and acquisition from third parties impacted by higher iron ore reference prices by 34.5% (R$ 1,805 million); higher production costs due to higher expenses with service providers and materials (R$ 1,245 million), maintenance of operations (R$ 1,529 million), and expenses with fuel

(R$ 560 million). The lower sales volume of ferrous minerals (R$ 7,480 million) partially offset the increase in costs for the year. In the base metal segment, the reduction of production due to operational problems in VNC and scheduled and unscheduled maintenance shutdowns at Copper Cliff refineries in Sudburry, Clydach in Matsusaka and Long Harbor, and in operations of Sossego resulted in higher costs when compared to the previous year. Likewise, Onça Puma resumed mining operations (suspended since September 2017) and nickel processing activities (suspended since June 2019), after the favorable decision of the Supreme Court (“STF”) in September 2019. Selling and administrative expenses Selling and administrative expenses totaled R$ 2,857 million in 2020, compared to R$ 1,924 million in 2019. In 2020, selling expenses represent 16% of this total and personnel expenses represent 40%. Pre-operating and operational stoppage As of December 31, 2020, pre-operating and operational stoppage expenses totaled R$ 4,517 million, in line with the R$ 4,559 million from December 31, 2019. A substantial part of these expenses refers to the consequences of the Brumadinho event, where some iron ore operations were halted or their production volumes were reduced due to court decisions or technical analyses carried out by the Company in its upstream dam structures located in Brazil. The costs of these shutdowns, including the idleness of these plants was R$ 3,206 million on December 31, 2020 compared to R$ 3,888 million on December 31, 2019. Company is working on the legal and technical measures to resume all operations at full capacity. As of December 31, 2019, pre-operating and operational stoppage expenses totaled R$ 4,559 million compared to R$ 984 million on December 31, 2018. The increase of R$ 3,575 million is mainly due to the operational stops resulting from the Brumadinho event (R$ 3,888 million), partially offset by the conclusion of the ramp-up of the S11D project. Other operating expenses, net As of December 31, 2020, the other operating expenses totaled R$ 3,956 million compared to R$ 2,052 million, mainly due to higher obligations for the demobilization of assets of R$ 1,227 million, and expenses with early termination of contracts of converted vessels of R$ 610 million. As of December 31, 2019, other operating expenses totaled R$ 2,052 million compared to R$ 1,613 million in 2018, mainly related to the recognized provision arising from the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo, in 2019.

Impairment and disposal of non-current assets Segments by class of assets Fiscal Year Ended as of December 31, (in millions of Reais) 2020 2019 2018 Property, plant and equipment and intangible assets Base Metals - Nickel 4,728 10,319 - Coal 4,851 6,949 Other assets 1,093 487 713 Impairment of non-current assets 10,672 17,755 713 Onerous contracts - 987 1,527 Disposals of non-current assets 1,147 2,020 1,283 Impairment and write-offs of noncurrent assets 11,819 20,762 3,523 Impairment losses were mainly due to: Base metals - Nickel: Vale Nouvelle-Calédonie S.A.S. (“VNC”) – Since 2019, the New Caledonian operation has experienced challenging issues, mainly in relation to production and processing of refined nickel, associated with the challenges imposed by the remote location of this asset. The Company started studies of alternatives for VNC, taking into account the operational and commercial options to improve VNC's short-term cash flows. Based on the revision of the business plans in 2019, the Company reduced the expected production levels of its refined nickel products for remaining useful life of the mine, resulting in an impairment loss of R$ 10,319 million, recognized in the income for the year ended December 31, 2019. In 2020, the Company started looking for a potential buyer and started studying the other options available to exit the operation. Due to the negotiations that took place during the year, VNC's assets and liabilities were classified as "held for sale”, and measured at fair value resulting in the recognition of an impairment loss in the amount of R$ 2,155 million in the income statement for the year ended December 31, 2020. With the recognition of this additional impairment, the carrying value of the cash-generating unit (“CGU”) was reduced to zero as at December 31, 2020. In December 2020, the Company signed a binding put option agreement for its interest in VNC for an immaterial amount to a consortium constituted in a new company called “Prony Resources”, led by the current management and employees of VNC and supported by the Caledonian and French authorities with Trafigura as a non-controlling shareholder. Closing is expected for the first quarter of 2021. The terms of the proposal take into account the financing needs to continue of VNC operations, including the commitment to invest in the conversion of the tailings deposition from wet to dry-stacking (“Project Lucy”). As a result, the

Company recognized a loss in that amount due to the potential sale agreement, in the amount of R$ 2,573 million (US$ 500 million) in the income statement for the year ended December 31, 2020, totaling a loss of R$ 4,728 million. Coal: Moatize Mine, Mozambique - In 2019, the Company recognized an impairment loss in the amount of R$ 6,949 million, corresponding to the total assets of the coal CGU, mainly due to technical difficulties in the project and operation of the assets related to this CGU. In addition, the Company lowered its long-term price assumption for both metallurgical and thermal coal and, carried out a detailed review of the mining plan, leading to a significant reduction on the estimated marketable coal reserves. In addition, the Company tested for impairment the assets acquired during the year ended 2020, and recognized a loss of R$ 745 million in the income statement for the year ended December 31, 2020. Coal: Loan receivable, Nacala BV - The Company has loans receivable from Nacala, which have been impacted by the change in the production curve of the Moatize mine, following the reduction in the expected volume of coal to be transported in the Nacala Logistical Corridor and, which has impacted CLN’s projected cash flows. Therefore, the Company carried out an impairment test for the loan receivable, resulting in a loss of R$ 4,106 million in fiscal year 2020. As of December 31, 2020, the carrying amount of the receivable is R$ 5.800 million, after the impairment charge. The assumptions subject to the most estimation uncertainty for the FVLCD calculation is the volume of coal transported. To illustrate this sensitivity, the carrying value would be fully impaired by a reduction of approximately 5 million tons per year (out of the total capacity of 22 million tons per year), considering the other constant assumptions. Other assets: Biopalma - In 2019, the Company reviewed the business plan for biological assets controlled by Biopalma, a company that cultivates palm oil plantation, which is the raw material for palm oil. This revision resulted in a reduction in Biopalma’s expected operational capacity. The Company has also reviewed its long-term price assumptions based on the market conditions at that time. Thus, the Company tested the CGU for impairment and an impairment loss of R$ 489 million was recognized in the income statement for the year ended December 31, 2019. In September 2020, the Company signed an agreement with Brasil Bio Fuels S.A. to sell its entire interest in Biopalma for an immaterial consideration. As a result of this agreement, a loss of R$ 681 million was recognized in the income statement for the year 2020. Biopalma’s divestment was completed in November 2020. Net Financial Results 2020 x 2019: As of December 31, 2020, the financial result, net totaled a loss of R$ 24,140 million compared to a loss of R$ 13,446 million as of December 31, 2019, representing an increase of R$ 10,694 million, mainly due to:

Financial expenses totaled R$ 17,141 million in 2020 compared to R$ 14,738 million in 2019, an increase of R$ 2,403 million, mainly due to (i) increase of R$ 2,563 million in the fair value of participatory debentures, whose measurement is realized through the quotation of these debentures quoted in the secondary market, (ii) increase of R$ 1,010 million in the fair value of financial guarantees assigned in American currency and provided to certain affiliates and joint ventures, partially offset by (iii) lower expenses related to repurchase of bonds in the amount of R$ 1,100 million. The effect of the derivatives' fair value represented a loss of R$ 5,526 million in 2020 compared to a gain of R$ 926 million in 2019, due to the following main programs: o Loans and financing protection program - the Company recognized a loss of R$ 5,373 million in 2020 compared to a gain of R$ 154 million in 2019. In these swap transactions, fixed or floating rates are paid in dollars and received remuneration in reais linked to the interest rates of the protected debts. o Cash flow protection program for the purchase of fuel oil, gasoil, Brent and freight - the Company recognized a loss of R$ 496 million in 2020 compared to a gain of R$ 158 million in 2019. In order to reduce the effect of fluctuations in the price of fuel oil when contracting and making available sea freight and, consequently, reducing the volatility of the Company's cash flow, operations were carried out to protect this input, through the contracting of options. o Base metals products and inputs protection program - the Company recognized a gain of R$ 58 million in 2020 compared to a gain of R$ 222 million in 2019. The Company recognized a loss of R$ 789 million in 2020 in relation to monetary restatements indexed by inflation, compared to a loss of R$ 1,870 million in 2019. The Company recognized an exchange loss of R$ 2,606 million in 2020 compared to an exchange gain of R$ 144 million in 2019, due to the depreciation of the real against the dollar. 2019 x 2018: As of December 31, 2019, the financial result, net totaled a loss of R$ 13,446 million compared to a loss of R$ 18,058 million as of December 31, 2018. The reduction of R$ 4,612 million, or 25.5%, is mainly due to: Financial income was R$ 2,092 million in 2019 compared to the R$ 1,549 million recorded in 2019, the increase refers to the Company's investments in an exclusive investment fund with immediate liquidity, the portfolio of which is comprised of repo operations and National Treasury Bonds (Letras Financeiras do Tesouro - “LFTs”), which are post-fixed securities issued by the Brazilian government. Financial expenses totaled R$ 14,738 million in 2019 compared to R$ 8,274 million in 2018, an increase of R$ 6,464 million, mainly due to (i) increase of R$ 3,816 million in the fair value of participatory debentures, due to the increase in its fair value, (ii) increase of R$ 1,539 million in the fair value of the financial guarantees provided to certain associates and joint ventures, (iii) increase of expenses in the amount of R$ 299 million, as a result of the adoption of IFRS 16 leases, partially offset by lower gross interest on loans and financing due to debt reduction. The fair value effect of derivatives represented a gain of R$ 926 million in 2019 compared to a loss of R$ 1,006 million in 2018. The following are the derivative operations by program: o Loans and financing protection program - the Company recognized a gain of R$ 154 million in 2019 compared to a loss of R$ 1,054 million in 2018. In these swap transactions, fixed or floating rates are paid in dollars and received remuneration in reais linked to the interest rates of the protected debts. o Cash flow protection program for the purchase of fuel oil, gasoil and Brent - the Company recognized a gain of R$ 158 million in 2019 compared to a gain of R$ 16 million in 2018. In order to reduce the effect of fluctuations in the price of fuel oil when contracting and making available sea freight and, consequently, reducing the volatility of the Company's cash flow, operations were carried out to protect this input, through the contracting of options. o Base metals products and inputs protection program - the Company recognized a gain of R$ 222 million in 2019 compared to a loss of R$ 99 million in 2018. The Company recognized a loss of R$ 1,870 million in 2019 in relation to monetary restatements indexed by inflation, compared to a loss of R$ 2,090 million in 2018. The Company recognized an exchange gain of R$ 144 million in 2019 compared to an exchange loss of R$ 8,237 million in 2018, the reduction is mainly due to the adoption of Net investment in foreign operations. Since January 1, 2019, exchange rate differences arising from some long-term loans payable to Vale International S.A. are recognized in other comprehensive income, under “Accumulated conversion adjustments”, and will be reclassified from equity to profit(loss) at the time of the disposal or partial disposal of net investment. Equity results and other results in associates and joint ventures Fiscal Year Ended as of December 31, (in millions of Reais) 2020 2019 2018 Equity of investments in associates and joint ventures (555) 871 1,145 Samarco/Germano (981) (993) (315) Renova Foundation (5,530) (1,963) (1,523) Result on sale of investments 1,529 (599) -

Others 97 - - Equity results and other results in associates and joint ventures (5,436) (2,684) (693) In the exercises analyzed, the main impacts related to equity results and other results in associates and joint ventures were as follows: During 2020, the Renova Foundation updated the premises used in the preparation of the estimate of the costs necessary for the execution of the 42 repair and compensation programs. This periodic review resulted in an additional provision of R$ 5,530 million, which corresponds to the Company’s proportionalresponsability with Renova Foundation, compared to an additional provision of R$ 1,963 million recognized in 2019; Due to the new safety requirements set by ANM, Samarco prepared a project for the de-characterization of the Germano dam, which was also built using the upstream raising method and has been inactive since the Fundão dam breach. Samarco prepared a project to de-characterization this dam, resulting in a provision for the de-characterization of this dam recognized by the Company in the amount of R$ 993 million during 2019. During 2020, the Company recognized an additional provision of R$ 136 million, equivalent to the proportion of its stake in Samarco of 50% of the variation of the estimated costs to carry out the project to de-characterize this structure; The Company had expenses in the amount of R$ 845 million, R$ 402 million and R$ 315 million during the year 2020, 2019 and 2018, respectively, made available to Samarco and used to fund Samarco’s working capital; In 2020, the Company recognized a gain of R$ 885 million with the exercise of the option to purchase 8% of VLI shares held by Valeby BNDES Participações S.A, and now holds 29.6% of VLI’s total shares; In December 2019, the Company entered into an agreement to sell its 25% stake in Henan Longyu, and as a result, this investment was classified as an asset held for sale and an impairment loss in the amount of R$ 630 million was recognized in the income statement for the year ended 2019. In 2020, the Company completed the divestment and recognized a gain of R$ 598 million due to the recycling of the cumulative translation adjustment. Income taxes On December 31, 2020, the Company recorded an income tax expense of R$ 3,025 million, compared to revenue of R$ 2,509 million on December 31, 2019. The effective rate differs from the statutory rate mainly by (a) tax benefit from interest on equity, (b) tax benefits mainly from northern operations (c) tax losses from unrecognized subsidiaries, and (d) exchange rate variation on loss stock abroad. When compared to 2019, the company recognized greater exchange variations related to the loss carryforwards and reduced the amount of unrecognized tax losses. On December 31, 2019, the Company recorded income tax income of R$ 2,509 million, compared to revenue of R$ 966 million on December 31, 2018. The variation basically results from the negative pre-tax profit(loss) in 2019, due to the recording of the Brumadinho provisions.

Adjusted EBITDA Management uses adjusted EBITDA to assess the contribution of each segment to performance and to support decisions on resource allocation. The Company's definition of adjusted EBITDA is operating income or loss plus dividends received and interest from associates and joint ventures, excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets. The following table shows a reconciliation of adjusted EBITDA to net income (loss) from continuing operations for the years ended December 31, 2020, 2019 and 2018. EBITDA Fiscal year ended on December 31, (in millions of Reais) 2020 2019 2018 Net income (loss) attributed to Vale's stockholders 26,713 (6,672) 25,967 Net income (loss) attributable to noncontrolling interests (1,810) (2,025) 117 Net income (loss) from continuing operations 24,903 (8,697) 26,084 Depreciation, amortization and depletion 16,679 14,751 12,240 Income taxes 3,025 (2,509) (966) Financial results 24,140 13,446 18,058 EBITDA of the continued operations 68,747 16,991 55,416 Items to reconcilied adjusted EBITDA Equity results and other results in associates and joint ventures 5,436 2,684 693 Dividends received and interest from associates and joint ventures 1,338 1,870 1,433 Impairment and disposal of non-current assets 11,819 20,762 3,523 Adjusted EBITDA from continuing operations 87,340 42,307 61,065

Analysis of equity variations on December 31, 2020, 2019 and 2018

Assets (in millions of reais)	12/31/2020	AV (%)[1]	12/31/2019	AV (%)[1]	12/31/2018	AV (%)[1]	Horizontal Analysis 2020 x 2019 %	Horizontal Analysis 2019 x 2018 %
Current assets								
Cash and cash equivalents	70,086	14.7	29,627	8.0	22,413	6.6	136.6	32.2
Short-term investments	4,006	0.8	3,329	0.9	125	0.0	20.3	2,563.2
Accounts receivable	25,944	5.4	10,195	2.8	10,261	3.0	154.5	(0.6)
Other financial assets	1,707	0.4	2,449	0.7	1,558	0.5	(30.3)	57.2
Inventories	21,103	4.4	17,228	4.7	17,216	5.0	22.5	0.1
Recoverable taxes	2,646	0.6	3,719	1.0	5,526	1.6	(28.9)	(32.7)
Others	1,313	0.3	2,151	0.6	2,157	0.6	(39.0)	(0.3)
	126,805	**26.5**	**68,698**	**18.6**	**59,256**	**17.3**	**84.6**	**15.9**
Non-current assets								
Judicial deposits	6,591	1.4	12,629	3.4	6,649	1.9	(47.8)	89.9
Other financial assets	9,271	1.9	10,724	2.9	12,180	3.6	(13.5)	(12,0)
Recoverable taxes	5,670	1.2	4,853	1.3	5,020	1.5	16.8	(3,3)
Deferred income taxes	53,711	11.2	37,151	10.0	26,767	7.8	44.6	38.8
Others	3,380	0.7	2,348	0.6	1,015	0.3	44.0	131.3
	78,623	**16.4**	**67,705**	**18.3**	**51,631**	**15.1**	**16.1**	**31.1**
Investments	10,557	2.2	11,278	3.1	12,495	3.7	(6.4)	(9.7)
Intangibles	48,309	10.1	34,257	9.3	30,850	9.0	41.0	11,0
Property, Plant and Equipment	213,836	44.7	187,733	50.8	187,481	54.9	13.9	0.1
	351,325	**73.5**	**300,973**	**81.4**	**282,457**	**82.7**	**16.7**	**6.6**
Total assets	**478,130**	**100.0**	**369,671**	**100.0**	**341,713**	**100.0**	**29.3**	**8.2**

(1) In relation to the total assets.

Liabilities and stockholders' equity (in millions of reais)	12/31/2020	AV (%)[1]	12/31/2019	AV (%)[1]	12/31/2018	AV (%)[1]	Horizontal Analysis 2020 x 2019 %	2019 x 2018 %
Current liabilities								
Suppliers and contractors	17,496	3.7	16,556	4.5	13,610	4.0	5.7	21.6
Loans, borrowings and leases	5,901	1.2	5,805	1.6	3,889	1.1	1.7	49.3
Other financial liabilities	9,906	2.1	5,658	1.5	6,213	1.8	75.1	(8.9)
Taxes payable	4,950	1.0	2,065	0.6	1,659	0.5	139.7	24.5
Settlement program ("REFIS")	1,769	0.4	1,737	0.5	1,673	0.5	1.8	3.8
Liabilities related to associates and joint ventures	4,554	1.0	2,079	0.6	1,120	0.3	119.0	85.6
Provisions	9,498	2.0	4,956	1.3	5,278	1.5	91.6	(6.1)
Liabilities related to Brumadinho	9,925	2.1	6,319	1.7	-	-	57.1	-
De-characterization of dams	1,981	1.3	1,247	0.3	-	-	58.9	-
Dividends payable	6,342	1.3	6,287	1.7	-	-	0.9	100.0
Others	3,516	0.7	3,097	0.8	1,843	0.5	13.5	68.0
	75,838	**15.9**	**55,806**	**15.1**	**35,285**	**10.3**	**35.9**	**58.2**
Non-current liabilities								
Loans, borrowings and leases	72,187	15.1	54,038	14.6	56,039	16.4	33.6	(3.6)
Participative stockholders' debentures	17,737	3.7	10,416	2.8	5,454	1.6	70.3	91.0
Other financial liabilities	23,967	5.0	7,206	1.9	5,701	1.7	232.6	26.4
Settlement program ("REFIS")	12,493	2.6	14,012	3.8	15,179	4.4	(10.8)	(7.7)
Deferred income taxes	9,198	1.9	7,585	2.1	5,936	1.7	21.3	27.8
Provisions	43,829	9.2	34,233	9.3	27,491	8.0	28.0	24.5
Liabilities related to Brumadinho	13,849	2.9	5,703	1.5	-	-	142.8	-
De-characterization of dams	9,916	2.1	8,787	2.4	-	-	12.8	-
Liabilities related to associates and joint ventures	6,228	1.3	4,774	1.3	3,226	0.9	30.5	48.0
Streaming transactions	10,419	2.2	8,313	2.2	8,886	2.6	25.3	(6.4)
Others	1,483	0.3	1,649	0.4	4,833	1.4	(10.1)	(65.9)
	221,306	**46.3**	**156,716**	**42.4**	**132,745**	**38.8**	**41.2**	**18.1**
Total liabilities	**297,144**	**62.1**	**212,522**	**57.5**	**168,030**	**49.2**	**39.8**	**26.5**
Stockholders' equity								
Equity attributable to Vale's stockholders	185,785	38.9	161,480	43.7	170,403	49.9	15.1	(5.2)
Equity attributable to noncontrolling interests	(4,799)	(1.0)	(4,331)	(1.2)	3,280	1.0	10.8	(232.0)
Total stockholder's equity	**180,986**	**37.9**	**157,149**	**42.5**	**173,683**	**50.8**	**15.2**	**(9.5)**
Total liabilities and stockholder's equity	**478,130**	**100.0**	**369,671**	**100.0**	**341,713**	**100.0**	**29.3**	**8.2**

(1) Relative to total liabilities and stockholders' equity.

Assets Cash and cash equivalents As of December 31, 2020, the balance of cash and cash equivalents totaled R$ 70,086 million, compared to R$ 29,627 million on December 31, 2019. The increase of R$ 40,459 million or 136.6% is mainly due to the increase in operating cash generation in 2020, arising from higher average iron ore prices and the effect of the dollar appreciation compared to the real (R$ 7,605 million). As of December 31, 2019, the balance of cash and cash equivalents totaled R$ 29,627 million, compared to R$ 22,413 million on December 31, 2018. The increase of R$ 7,214 million or 32.2% is mainly due to (i) the increase in operating cash generation due to higher average prices realized in the ferrous minerals segment and (ii) the decrease in the flow of debt payments. Accounts receivable As of December 31, 2020, the balance of accounts receivable totaled R$ 25,944 million compared to R$ 10,195 million on December 31, 2019. The increase of R$ 15,749 million or 154.5% is due to the following factors: higher accrual revenues caused by higher iron ore prices during the year, mainly in December, when accrual sales totaled an approximate amount of R$ 12,123 million and the exchange variation of customer balances in foreign currency with an effect of R$ 1,745 million. As of December 31, 2019, the balance of accounts receivable totaled R$ 10,195 million, remaining in line with the balance of R$ 10,261 million on December 31, 2018. Inventories As of December 31, 2020, the inventory balance totaled R$ 21,103 million compared to R$ 17,228 million on December 31, 2019. The increase of R$ 3,875 million, or 22.5%, is mainly due to (i) the positive effect of the foreign exchange variation on inventories abroad and (ii) higher iron ore volume reflecting lower product sales along the supply chain resulting from the international inventory replenishment strategy. As of December 31, 2019, the inventory balance totaled R$ 17,228 million, remaining in line with the balance of R$ 17,216 million on December 31, 2018. Recoverable taxes Current As of December 31, 2020, the balance of recoverable taxes totaled R$ 2,646 million compared to R$ 3,719 million on December 31, 2019. The reduction of R$ 1,073 million, or 28.9%, is basically due to the receipt of a settlement of a tax dispute related to income tax from Canadian operations.

As of December 31, 2019, the balance of recoverable taxes totaled R$ 3,719 million compared to R$ 5,526 million on December 31, 2018. The reduction of R$ 1,807 million, or 32.7%, is due to use of PIS/COFINS credits to offset income tax on Brazilian operations. Noncurrent As of December 31, 2020, the balance of recoverable taxes totaled R$ 5,670 million compared to R$ 4,853 million on December 31, 2019. The increase of R$ 817 million or 16.8% is mainly due to PIS/COFINS credits arising from the acquisition of fixed assets and recognition of contingent assets related to the ICMS exclusion process in the PIS/COFINS tax base, in relation to which the company obtained a final decision in court. As of December 31, 2019, the balance of recoverable taxes totaled R$ 4,853 million compared to R$ 5,020 million on December 31, 2018. The reduction of R$ 167 million or 3.3% is mainly due to the transfer to PIS/COFINS credits from current acquisitions of fixed assets. Judicial deposits As of December 31, 2020, the balance of judicial deposits totaled R$ 6,591 million compared to R$ 12,629 million on December 31, 2019. The reduction of R$ 6,038 million or 47.89% is due to the use of judicial deposits related to the Brumadinho event, in the amount of R$ 5,400 million to write off the respective liabilities as a result of the Global Settlement, signed in 2021. As of December 31, 2019, the balance of judicial deposits totaled R$ 12,629 million compared to R$ 6,649 million on December 31, 2018. The increase of R$ 5,980 million or 90% is mainly due to the judicial deposits made by the Company in 2019 in relation to the Brumadinho event (R$ 5,976 million). Deferred income taxes As of December 31, 2020, the balance of deferred income taxes totaled R$ 53,711 million compared to R$ 37,151 million on December 31, 2019. The increase of R$ 16,560 million or 44.6% is mainly due to the recognition of deferred income tax arising from a temporary difference in the provisions related to the Brumadinho event and fair value of financial instruments. . As of December 31, 2019, the balance of deferred income taxes totaled R$ 37,151 million compared to R$ 26,767 million on December 31, 2018. The increase of R$ 10,384 million or 38.8% is mainly due to the recognition of deferred income tax arising from a temporary difference in the provisions related to the Brumadinho event. Intangibles As of December 31, 2020, the balance of intangibles totaled R$ 49,446 million compared to R$ 34,257 million on December 31, 2019. The increase of R$ 15,189 million, or 44%, is mainly due to the extension of the concessions to operate the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years, changing the maturity from 2027 to 2057. After the signature, the Company recognized the intangible asset related to the right to use the EFC and EFVM.

As of December 31, 2019, the balance of intangibles totaled R$ 34,257 million compared to R$ 30,850 million on December 31, 2018. The increase of R$ 3,407 million or 11% is mainly due to the acquisition of New Steel and the investments made to duplicate the Estrada de Ferro Carajás railway (concession), to meet the flow of the S11D project. Property, Plant and Equipment As of December 31, 2020, the balance of property, plant and equipment totaled R$ 213,836 million compared to R$ 187,733 million on December 31, 2019. The increase of R$ 26,103 million or 13.9% is due to the exchange impact, mainly of the assets of the Company's investees abroad expressed in dollars converted into reais. As of December 31, 2019, the balance of property, plant and equipment totaled R$ 187,733 million, remaining in line with the balance of R$ 187,481 million on December 31, 2018. The write-offs, impairment and depreciation for the year were offset by additions and the adoption of IFRS 16. Liabilities Loans and borrowings Current and noncurrent As of December 31, 2020, the balance of loans and borrowings totaled R$ 69,426 million compared to R$ 52,625 million on December 31, 2019. The increase of R$ 16,801 million or 32% is due mainly to the effect of the exchange rate variation. As of December 31, 2019, the balance of loans and borrowings totaled R$ 52,625 million compared to R$ 59,928 million on December 31, 2018. The decrease of R$ 7,303 million, or 12.2%, is due to payments, net of funding and the positive effect of the exchange rate variation. Participative stockholders’ debentures As of December 31, 2020, the balance of participative stockholders’ debentures totaled R$ 17,737 million compared to R$ 10,416 million on December 31, 2019, and R$ 5,454 million December 31, 2018. The increase in the number of debentures in 2020 and 2019, is mainly due to the variation in the market value of participatory debentures, resulting in an increase in the fair value of this financial instrument. Other financial liabilities Current As of December 31, 2020, the balance of other financial liabilities totaled R$ 9,906 million compared to R$ 5,658 million on December 31, 2019. The increase of R$ 4,248 million or 75.1% is due to the following factors: (i) short-term portion of the obligations related to the extension of the concessions to operate the Estrada de Ferro Carajás (“EFC”) and Estrada de

Ferro Vitória a Minas (“EFVM”) in the amount of R$ 1,088 million; (ii) devaluation of the exchange rate in the period by 29%, generating a negative impact on the position of liabilities related to derivative financial instruments. As of December 31, 2019, the balance of other financial liabilities totaled R$ 5,658 million compared to R$ 6,213 million on December 31, 2018. The reduction of R$ 555 million or 9% is due to the following factor: reduction in exchange rate and interest on the loan in foreign currency with a company controlled by Mitsui - related party, which holds a 15% interest in Vale Moçambique S.A., holder of the loan (R$ 441 million). Noncurrent As of December 31, 2020, the balance of other financial liabilities totaled R$ 23,967 million compared to R$ 7,206 million on December 31, 2019. The increase of R$ 16,761 million or 232.6% is due to the following factors: (i) long-term portion of the obligations related to the extension of the concessions to operate the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) in the amount of R$ 10,928 million; (ii) devaluation of the exchange rate in the period by 29%, generating a negative impact on the position of liabilities related to derivative financial instruments; (iii) increase in the fair value of financial guarantees for certain associates and joint ventures (R$ 2,442 million). As of December 31, 2019, the balance of other financial liabilities totaled R$ 7,206 million compared to R$ 5,701 million on December 31, 2018. The increase of R$ 1,505 million is mainly due to increase in the fair value of financial guarantees for certain associates and joint ventures (R$ 1,472 million). Deferred income taxes As of December 31, 2020, the balance of deferred income taxes totaled R$ 9,198 million compared to R$ 7,585 million on December 31, 2019. The increase of R$ 1,613 million or 21.3% is mainly due to the effect of the appreciation of the dollar against the real. As of December 31, 2019, the balance of deferred income taxes totaled R$ 7,585 million compared to R$ 5,936 million on December 31, 2018. The increase of R$ 1,649 million or 27.8% is due to the effect of the appreciation of the dollar against the real and the recording of deferred income tax on the capital gain from the acquisition of New Steel Global N.V. (“New Steel”). Taxes payable As of December 31, 2020, the balance of taxes payable totaled R$ 4,950 million compared to R$ 2,065 million on December 31, 2019. The increase of R$ 2,885 million, or 139.7%, arises from income tax payable due to improvement in operating profit(loss). As of December 31, 2019, the balance of taxes payable totaled R$ 2,065 million compared to R$ 1,659 million on December 31, 2018. The increase of R$ 406 million, or 24.5%, is due to an increase in the current income tax base. Liabilities related to associates and joint ventures

As of December 31, 2020, the balance of the provision related to associates and joint ventures totaled R$ 10,782 million compared to R$ 6,853 million on December 31, 2019. The increase of R$ 3,929 million refers mainly to the recognition of the additional provision of R$ 5,530 million for Renova Foundation. As of December 31, 2019, the balance of the provision related to associates and joint ventures totaled R$ 6,853 million compared to R$ 4,346 million on December 31, 2018. The increase of R$ 2,507 million refers mainly to the additional provision of R$ 1,963 million to Renova Foundation. Provisions Current and noncurrent As of December 31, 2020, the balance of provisions totaled R$ 53,327 million compared to R$ 39,189 million on December 31, 2019. The increase of R$ 14,138 million, or 36.07%, is due to the following factors: (i) recognition of the provision in the amount of R$ 2,598 million related to the sale of VNC; (ii) increase in the asset retirement obligations as a result of the revision in cash flow estimates (R$ 5,968 million); (iii) reduction employee postretirement obligations (R$ 3,471 million). As of December 31, 2019, the balance of provisions totaled R$ 39,189 million compared to R$ 32,769 million on December 31, 2018. The increase of R$ 6,420 million or 20% is due to the following factors: (i) provision of onerous contracts related to costs with long-term contracts in the Midwest system for river transportation and port service, which have a guaranteed minimum volume (R$ 1,003 million), (ii) revision in cash flow estimates on asset retirement obligations (R$ 3,585 million), (iii) reduction in the pension fund's discount rate (R$ 1,321 million) and (iv) change of prognosis to probable civil lawsuit related to indemnity for material damages due to the fall of ship unloaders from the Praia Mole Terminal - ES (R$ 515 million). Liabilities related to Brumadinho Current and noncurrent As of December 31, 2020, the balance of liabilities related to Brumadinho totaled R$ 23,774 million compared to R$ 12,022 million as of December 31, 2019. The increase of R$ 11,752 million refers mainly to (i) the recognition of the additional provision of R$ 19,924 million to meet obligations under the Global Agreement, (ii) recognition of provisions in the amount of R$ 1,331 million related to geotechnical safety actions of the remaining structures at the Córrego do Feijão mine, partially offset by disbursements occurred in 2020 (R$ 9,551 million). For more information on the liabilities related to Brumadinho, see item 10.3 of this Reference Form. De-characterization of dams Current and noncurrent

As of December 31, 2020, the balance of de-characterization of dams totaled R$ 11,897 million compared to R$ 10,034 million as of December 31, 2019. The increase of R$ 1,863 million refers mainly to the recognition of R$ 3,175 million in provisions to meet obligations in relation to the de-characterization of upstream dams, of which R$ 1,900 million due to the evolution of engineering projects and changes in planned containments and R$ 1,275 million referring to other structures identified by the Company that meet the criteria to be also de-characterized, partially offset by disbursements occurred in 2020 (R$ 1,521 million).

For further information on the liabilities related to the de-characterization of the dams, see item 10.3 of this Reference Form.

Analysis of changes in cash flows for the years ended December 31, 2020, 2019 and 2018

The following table presents the values related to the consolidated cash flow statements for the fiscal years ended December 31, 2020, 2019, and 2018:

					Fiscal Year Ended as of December 31,
(in millions of Reais)	**2020**	**Variation %**	**2019**	**Variation %**	**2018**
Income (loss) before income tax	27,928	(349.2)	(11,206)	(144.6)	25,118
Adjustments to reconcile the net income for the year	82,504	7.0	77,090	123,4	34,514
Changes in assets and liabilities	(20,895)	348.4	(4,660)	65.2	(2,821)
Cash generated by the operations	89,537	46.2	61,224	7.8	56,811
Resources provided by operating activities	(14,329)	2.8	(13,942)	56.8	(8,891)
Net cash provided by operating activities	**75,208**	**59.1**	**47,282**	**(1.3)**	**47,920**
Net cash used in investing activities	**(24,234)**	**(8.7)**	**(26,540)**	**2,772.3**	**(924)**
Net cash used in financing activities	**(18,041)**	**21.2**	**(14,884)**	**(63.3)**	**(40,529)**
Net cash used in discontinued operations	-		-	(100.0)	(157)
Increase in cash and cash equivalents	**32,933**	**462.2**	**5,858**	**(7.2)**	**6,310**
Cash and cash equivalents at the beginning of the year	29,627	32.2	22,413	56.5	14,318
Effect of exchange rate changes on cash and cash equivalents	7,605	460.8	1,356	(37.5)	2,170
Effects of disposals of subsidiaries, net of cash and cash equivalents	(79)	(100.0)	-	100.0	(385)
Cash and cash equivalents at end of the year	**70,086**	**136.6**	**29,627**	**32.2**	**22,413**

Net cash provided by operating activities Cash flow from operating activities increased 59%, from R$ 47,282 million in 2019 to R$ 75,208 million in 2020, mainly due to: (i) higher cash generated from operations of R$ 28,313 million, strongly impacted by an increase in accounts receivable of R$ 14,095 million, and higher average realized prices of iron ore. Cash flow from operating activities totaled R$ 47,282 million in 2019, in line with the amount of R$ 47,920 million in 2018. Net cash used in investing activities The cash flow used in the Company's investment activities amounted to R$ 24,234 million in 2020, compared to R$ 26,540 million for the same period in 2019. In 2020, investments in property, plant and equipment and intangible assets totaled R$ 22,726 million, R$ 7,952 million higher than in 2019, mainly due to (i) greater replacement and acquisition of equipment and (ii) investments in the tailings filtration plants. In 2020, the Company made short-term investments and investments funds applications, net of redemptions in the amount of R$ 1,247 million compared to R$ 3,408 million invested in 2019. The cash flow used in the Company's investment activities totaled R$ 26,540 million in 2019, compared to R$ 924 million in the same period in 2018, the increase is mainly due to (i) the acquisition of the subsidiaries Ferrous Resources Limited and New Steel Global N.V. (R$ 3,513 million), (ii) judicial deposits related to Brumadinho (R$ 6,169 million) and (iii) financial investments in SELIC Treasury (R$ 3,408 million). Net cash used in financing activities Cash flow from financing activities for the year ended December 31, 2020 amounted to R$ 18,041 million, compared to R$ 14,884 million in 2019, an increase mainly due to (i) payment of dividends and interest on capital paid to stockholders (R$ 18.637 million), partially compensated for (ii) lower borrowing and payments of net loans and financing (R$ 816 million). Cash flow from financing activities for the year ended December 31, 2019 amounted to R$ 14,884 million, compared to R$ 40,529 million in 2018, mainly due to (i) non-payment of the remuneration to stockholders in 2019 as a result of the suspension of the stockholders´ remuneration policy after the Brumadinho event, and (ii) lower borrowing and payments of net loans and financing (R$ 9,988 million).

10.2 – The officers should comment on:

a. . results of the issuer's operations, especially:

i. description of any key components of revenue

Vale's revenue depends, among other factors, on the volume of production at its facilities and the prices for its products. A production report is available on the Company's website (www.vale.com).

The net operating revenues related to each business segment are detailed below:

Sales revenue, net by product			Fiscal Year Ended on December 31,				Change	
							(2020 x 2019)	(2019 x 2018)
(in millions of Reais)	2020	%	2019	%	2018	%	%	%
Ferrous minerals	**167,365**	**80.3%**	**118,767**	**79.9%**	**102,842**	**76.5%**	**40.9%**	**15.5%**
Iron ore	142,478	68.3%	92.504	62.2%	75,056	55.8%	54.0%	23.2%
Pellets	22,043	10.6%	23,446	15.8%	24,389	18.1%	-6.0%	-3.9%
Manganese and ferroalloys	1,177	0.6%	1,112	0.7%	166	0.1%	5.8%	569.9%
Others	1,667	0.8%	1,705	(1.1%)	1,737	1.3%	-2.2%	-1.8%
Base metals	**37,233**	**17.9%**	**24,351**	**16.4%**	**24,527**	**18.2%**	**52.9%**	**-0.7%**
Nickel and others	25,877	12.4%	16,845	11.3%	16,855	12.5%	53.6%	-0.1%
Copper	11,356	5.4%	7,506	5.0%	7,672	5.7%	51.3%	-2.2%
Coal	**2,431**	**1.2%**	**4,005**	**2.7%**	**6,025**	**4.5%**	**-39.3%**	**-33.5%**
Others	**1,500**	**0.7%**	**1,517**	**1.0%**	**1,089**	**0.8%**	**-1.1%**	**39.3%**
Net operating revenue	**208,529**	**100.0%**	**148,640**	**100.0%**	**134,483**	**100.0%**	**40.3%**	**10.5%**

The following table summarizes, for the periods indicated, the distribution of Vale's net operating revenues based on the geographical location of its customers.

					Fiscal Year Ended on December 31,	
(in millions of Reais)	2020	%	2019	%	2018	%
North America	**6,574**	**3.2**	**8,097**	**5.4**	**7,346**	**5.5**
USA	5,336	2.559	5,271	3.546	4,937	3.7
Canada	1,238	0.594	2,826	1.901	2,409	1.8
South America	**16,820**	**8.1**	**15,718**	**10.6**	**14,849**	**11.0**
Brazil	14,959	7.2	13,196	8.9	11,860	8.8
Others	1,861	0.9	2,522	1.7	2,989	2.2
Asia	**149,635**	**71.8**	**95,786**	**64.4**	**79,825**	**59.4**
China	121,193	58.1	72,405	48.7	56,283	41.9
Japan	11,460	5.5	10,272	6.9	10,066	7.5
South Korea	6,704	3.2	5,070	3.4	4,772	3.5
Taiwan	3,034	1.5	3,763	2.5	1,882	1.4
Others	7,244	3.5	4,276	2.9	6,822	5.1
Europe	**27,676**	**13.3**	**20,492**	**13.8**	**22,374**	**16.6**
Germany	8,604	4.1	6,653	4.5	6,058	4.5
France	1,343	0.6	2,038	1.4	2,412	1.8
United Kingdom	3,380	1.6	660	0.4	1,147	0.9
Italy	1,401	0.7	1,408	0.9	2,029	1.5
Others	12,948	6.2	9,733	6.5	10,728	8.0
Other countries	**7,824**	**3.8**	**8,547**	**5.8**	**10,089**	**7.5**
Net operating revenue	**208,529**	**100.0**	**148,640**	**100.0**	**134,483**	**100.0**

Iron ore and pellets

Iron ore and iron ore pellets are priced based on a wide range of quality levels and physical characteristics.

Price differences arise from a number of factors, such as the iron content of the product, its contaminants, such as silica, alumina and phosphorus, the granulometry of the product, the beneficiation processes required to produce the desired end product, the moisture degree, the shipping mode and the pricing time system. In addition, usually, for the iron ore pellets, contractual premiums on the price index are traded on a quarterly basis.

Demand for iron ore and iron ore pellets is driven by global demand for crude carbon steel. Demand for carbon steel, in turn, is strongly influenced by real estate, infrastructure construction and global industrial production. Demand from China has been the main driver of world demand and prices.

In 2020, the average *Platts* IODEX 62% iron ore price reference index was US$ 108,9/t, up 17% from 2019.

The 2020 was an year marked by the demand volatility due to the COVID-19 pandemic, which has impacted market dynamics. Steel production in China reached a record 1,065 Mt in 2020, representing an 7% increase in the annual basis, with strong performance in the second semester of 2020, driven mainly by strong stimulus directed by the government towards economic recovery. On the other hand, steel production (excluding China) decreased by 8% in 2020, totalizing 776 Mt, due to the decrease in demand and the interruption of the entire industry supply chain. Developed economies were the hardest hit with steel production, decreased by 11% in 2020.

The average of the MB65% index was US$ 122.3/dmt in 2020, 17% above 2019, following the trend of the reference price.

Vale’s iron ore prices are grounded in a variety of price option that are usually based on spot indexes for the specification of prices exercised by clients. Final prices may be based on current spot indexes and average prices for specific periods. In cases where the products are priced before the final price is determinable at the time of delivery, we recognize the sale based on a provisional price with a subsequent adjustment to reflect the final price. The average realized price of iron ore in the fiscal year ended on December 31, 2020 was 33.3% and 62.2% higher than the average prices practiced in 2019 and 2018, respectively. The average realized price of pellets, in the fiscal year ended on December 31, 2020, was 1.3% lower than the average prices practiced in 2019 and 15.7% higher than 2018, respectively. Manganese and ferroalloys The prices of manganese ore and ferroalloys are mainly influenced by trends in the steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a monthly basis. Ferroalloy prices are established on a weekly basis. Nickel Nickel is a metal traded on the London Metal Exchange (LME) and Shanghai Futures Exchange (SHFE) and is mainly used in the production of stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel market demand is heavily affected by the production of stainless steel, which represented 70% of consumption in 2020 (68% and 68% in 2019 and 2018, respectively). In 2020, the stainless-steel nickel market demand has decreased 0.6% and increased 4% regarding the demand in 2019 and 2018, respectively. The average realized price of nickel in the fiscal year ended on December 31, 2020 was 8.7% and 11.8% higher than the average prices practiced in 2019 and 2018, respectively. Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts, together with their sales for non-stainless-steel applications (alloy steel, high nickel alloys, galvanizing and batteries), provide stable demand for a significant portion of its annual production. Copper Copper prices are determined on the basis of: (a) copper metal prices in final markets, such as the LME, SHFE and COMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sales of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are set based on the LME at a future time, typically one to three months after product shipping.

Global demand for refined copper closed the year 1% below the year of 2019 and 1.6% below 2018. China was responsible for approximately 54% of world consumption in 2020, with the predominant use of copper in the country in the construction and electrical sectors. Chinese demand returned rapidly after the pandemic of COVID-19 was contained in the country and then expanded. Construction and manufactory activity recovered completely in March and have remained in expansion ever since. This led the refined imports to reach record levels, even as domestic production of refined goods continued to expand. The average realized price of copper in the fiscal year ended on December 31, 2020 was 17.0% and 4.0% higher than the average prices practiced in 2019 and 2018, respectively. Coal The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to the consumption of electricity, which will continue to be driven by global economic growth, particularly in emerging economies, but, at the same time, impacted by greater emissions restrictions. Currently, metallurgical coal prices are established according to the spot reference indexes or established based on the quarterly average of the index and/or quarterly benchmark system for certain contents. The prices of thermal coal are set in spot negotiations and/or through reference indexes and annual contracts. In 2020, the average for seaborne metallurgical coal was US$ 124/t, 30% below the year 2019. The price reduction was mainly related to the impact of COVID-19, with steel production cuts and extended regional blocks being applied in most demand regions outside China. From October 2020 on, China started a mil ban of the australian coal through China, resulting in the PLV FOB Australia reference index falling to a minimum of US$ 97.3/t for the first time since 2016. To replace the loss of tons from Australia, China has increased the aquisition of metallurgical coal from Canada, USA and Russia. However, the limited inventory available of the Ex-Australia mining companies and the strong demand for metallurgical coal from China caused the CFR China index to reach a high of US$ 202/t at the end of December 2020. In thermal coal, the average for the Richard Bay index was $65.3/t in 2020, down 9% from 2019. The main factors driving the price reduction were: due to the uncertainties for second quarter of 2020 caused by the COVID-19 pandemic, impacting the industrial demand and energy generation, as well as affecting the producing regions and aggravating the expected high volatility of prices. By the end of 2020 a slight recovery of prices was seen, driven by strong demand for refueling amid a colder winter, especially from China, given a tighter domestic supply, and the imminent threat of supply disruptions due to the rains caused by La Niña. ii. Factors that materially affected the operating results Factors that afected the operational results in 2020 when compared to 2019, refer mainly to the increase in revenue from products sale in relation to the previous year by R$ 59,889 million, details of which are described in section i) above and in section 10.1 (h) - Net operating revenue, and by cost of products sold higher than R$ 14,731 million in relation to the year of 2019, explanation of which is detailed in section 10.1 (h) - Cost of products sold and services provided. Additionally, the losses by impairment and disposals of non-current assets in the fiscal year were of R$ 8,943 million less in 2020 when compared to 2019. For details about the impairment and other write-offs in each year, see section 10.1 (h) - Impairment and disposal of non-current assets.

Factors that afected the operational results in 2019 when compared to 2018, refer mainly to the acknowledgment of provisions and liabilities related to Brumadinho event of R$ 28,818 million in 2019, details of which are described in section 10.3, and for impairment and disposals of non-current assets over R$ 17,239 million in 2019 when compared to 2018. For details about the impairment and other write-offs in each year, see section 10.1 (h) - Impairment and disposal of non-current assets. b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services Exchange rate variations 2020 Variation (%) 2019 Variation (%) 2018 Average Exchange Rates (Real/Dollar) 5.16 30.7% 3.95 7.9% 3.66 Closing Exchange Rates (Real/Dollar) 5.20 28.9% 4.03 4.0% 3.87 Most of Company’s revenues are denominated in US Dollars. During 2020, the US Dollar appreciated 30.7% against the brazilian currency (2019 – 7.94%; 2018 – 14.51%), contributing with higher revenues of R$ 46,831 million in 2020 (2019 – R$ 10,139 million; 2018 – R$ 15,786 million). Variations in Price and Volumes The following table summarizes the average sale price of the main products for the periods indicated. Fiscal Year Ended on December 31, ($/metric ton) 2020 2019 2018 Iron ore 561 345 244 Pellets 706 543 431 Manganese 610 546 670 Ferroalloys 5,064 4,181 4,302 Nickel 79,473 55,690 49,944 Copper as a nickel by-product 30,236 21,321 19,974 Copper 30,682 21,408 20,654 Coal Thermal coal 277 233 312 Metallurgical Coal 554 676 696 The following table summarizes the average volume sold of main products for the periods indicated. Fiscal Year Ended on December 31, (in thousand metric tons) 2020 2019 2018 Iron ore 254,012 267,992 307,433 Pellets 31,211 43,199 56,592 Manganese 1,378 1,063 1,572

Ferroalloys 67 127 141 Nickel 211 206 236 Copper as a nickel by-product 99 122 105 Copper 247 244 274 Coal Thermal coal 2,953 4,356 5,393 Metallurgical Coal 2,914 4,427 6,240 The Company's revenues are mainly affected by the exchange rate fluctuation, changes in prices as well as changes in the volumes of products it commercializes. Several factors influenced the prices and the demand for the different products of the Company, such as: (a) iron and impurities content of products and size of the particles (for iron ore and pellets), (b) tendencies of the market of carbon steel and price of the main inputs (for manganese and ferroalloys), (c) demand for steel, especially in Asia, and the supply of coal, especially in the Chinese production, (d) discount or premium in relation to the price negotiated on the London Metal Exchange (LME) and (e) price of copper metal in final markets (for copper). Ferrous minerals - Revenues of ferrous minerals segment was R$ 167,365 million compared to R$ 118,767 million in 2019, due to the higher average realized prices of iron ore reflecting the increase in the Platts IODEX 62% iron ore price reference index which was 16.6% higher than 2019 (R$ 25,732 million), a positive impact of exchange rate (R$ 37,906 million), partially offset by the lower volumes sold of ferrous minerals (R$ 14,256 million). The sales volume on iron ore fines lowered 5.2% in 2020, when compared to 2019, due to the lower production and following Company’s strategy of rebuilding operational inventories. After the breach of the Brumadinho dam, the Company's iron ore production capacity was significantly impacted by the shutdown of some operations. In 2020, the Company partially resumed production in all iron ore fine operations that were halted in 2019. The sales volume on iron ore pellets lowered 27.8% when compared to 2019, due to the lower availability of pellet feed, mainly from Itabira Complex, due to the lower demand from the market. In 2019, the revenues of ferrous minerals segment was R$ 118,767 million compared to R$ 102,842 million in 2018, due to the higher average realized prices of iron ore reflecting the increase in the Platts IODEX 62% iron ore price reference index which was 34.5% higher than 2018 (R$ 21,487 million), a positive impact of exchange rate (R$ 7,745 million), partially offset by the lower volumes sold of ferrous minerals (R$ 15,887 million). Base Metals – Revenues of base metals segment totalized R$ 37,233 million in 2020, an increase of R$ 12,882 million compared to 2019, driven by higher sale prices of nickel (R$ 1,336 million) due to the positive effect of the nickel revenue hedge program, copper as a by- product of nickel and PGMs (R$ 2,903 million) and the positive impact of the exchange rate (R$ 7,673 million). Nickel sales volume increased 5 million metrical tons in 2020, when compared to 2019 (R$ 387 million).

In 2019, revenue of base metals segment remained in line when compared to 2018, totalizing R$ 24,351 million in 2019 and R$ 24,527 million in 2018. In 2019, the lower volumes sold of nickel and copper (12.7% and 10.9%, respectively), were due to the decrease of production in Company’s operations, as a result of scheduled and unscheduled maintenance at refineries in the North Atlantic and Asia, and the temporary stops at the Sossego and Onça Puma processing plants. This reduction was partially compensated by the higher average nickel sale prices realized, reflecting the 2.9% increase for 2018. Coal – Revenues of the coal segment totalized R$ 2,431 million in 2020, compared to R$ 4,005 million in 2019, mainly due to the lower sales volumes of thermal and metallurgical coal (R$ 1,774 million) and lower sales prices (R$ 1,052 million), as a result of the deterioration in market conditions, partially offset by the positive impact of the exchange rate (R$ 1,252 million). In 2019, revenues of the coal segment decreased R$ 2,020 million when compared to 2018, mainly due to the lower sales volumes of thermal and metallurgical coal (R$ 1,709 million) and lower sales prices for thermal and metallurgical coal (R$ 746 million), as a result of the deterioration in market conditions, partially offset by the positive impact of the exchange rate (R$ 435 million). Variations in the inflation rates The Company's revenues are not significantly affected by inflation rates, and the main variations in operational income is attributable to price changes, exchange rate and volumes changes. c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the Vale's financial result, when relevant Exchange rate variations Company’s results are affected in several ways by changes in the Real currency exchange rates. Exchange variations by the end of fiscal year influence the financial results, while the average exchange rate affects the operating performance. Company's cash flow is subject to the volatility of several currencies, since the prices of its products are predominantly indexed to US Dollar, while a significant part of the costs, expenses and investments are indexed to other currencies, mainly Reais and Canadian Dollars. Company hires hedge operations to protect its cash flow of market risk related to its debts – mainly the exchange risk. Hedge operations cover great part of the debts in Reais and Euros. Swap and term operations are used to convert debts in Reais and Euros to US Dollars, seeking similar flows to the debt ones according to the market liquidity conditions. Hedge instruments with shorter maturities are renegotiated throughout time so that their final maturity coincides – or becomes closer – to the final maturity of debts. In each settlement date, results from swap and term operations partially compensate the impact of the exchange rate on the Company’s debt, contributing to stabilize cash disbursements in US dollars.

Interest Rate Vale is exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US Dollars consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The floating rate of its debt expressed in Brazilian reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the IPCA (Broad Consumer Price Index), the reference interest rate on the Brazilian interbank market and the TJLP (Long Term Interest Rate). In July 2017, the UK Financial Conduct Authority (FCA), which is the financial regulator in the United Kingdom, announced the cease of the LIBOR rate by the end of 2021. In March 2021, the FCA decided to postpone the discontinuation of certain USD LIBOR settings to 30 June 2023. The company is exposed, through its debt agreements, to the rates that will be provided by the administrator until the postponed deadline. Currently, around 25% of Vale’s debt is linked to LIBOR. The company has been monitoring the authorities’ announcements and the evolution of discussions regarding the substitute rate, aiming to be prepared for the transition. Any adjustments on contracts and systems that might be necessary throughout the process are being mapped and will be addressed in due time. The Company uses swap operations to convert a large part of this debt to fixed rates in US dollars. On December 31, 2020, before swap operations, 11% of the debt was in reais and the remaining 89% was in other currencies. On December 31, 2019, before swap operations, 19% of the debt was in reais and the remaining 81% was in other currencies. On December 31, 2018, before swap operations, 23% of the debt was in reais and the remaining 77% was in other currencies. On December 31,2020, approximately 34.0% of debt was tied to the floating interest rate, compared to around 43.1% and 35.7% on December 31, 2019 and 2018, respectively. Price of main inputs Fuel oil and gas costs are an important component of Vale's production cost and represented 4.9% of its total cost of products sold in the fiscal year ended December 31st, 2020, 6.6% in 2019 and 7.0% in 2018. Expenses with electricity account for 3.7% of total cost of products sold in the fiscal year ended on December 31, 2020; 4.0% in 2019 and 4.1% in 2018. Vale seeks to disclose as much information as possible about its views on the various markets where it operates, its guidelines, strategies and its implementation, in order to provide capital market participants with sound basis for their expectations regarding the Company’s performance in the medium and long term.

10.3 – The officers should comment on the relevant effects that the events below have caused or are expected to cause on the issuer's financial statements and results: a. Introduction or disposal of operating segment The Company currently conducts its coal operations in Mozambique, through its subsidiary Vale Moçambique S.A. (“Vale Moçambique”). Vale also has a 50% stake in the Nacala Logistics Corridor, which transports coal produced in the Moatize mine to ports. On January 20th, 2021 (subsequent event), the Company signed a Heads of Agreement (HoA) with Mitsui, both parties to structure Mitsui's exit from Vale Moçambique S.A. and the Nacala Logistics Corridor (“NLC”). Currently, Mitsui holds a non-controlling interest of 15% in Vale Moçambique and a 50% interest in NLC. The HoA determines that Vale will acquire Mitsui's stake in the mine and logistics assets for an immaterial consideration and will undertake of the Nacala Corridor Project Finance in full, which is approximately R$ 12,992 million (US$ 2,500 million) outstanding balance at December 31, 2020. In case of closing the transaction, Vale will also control NLC and, therefore, consolidate its assets and liabilities. In addition, the Company informed the market its divestiture intention in the coal segment and, therefore, the Company will assess whether this segment would meet the criteria to be classified as a discontinued operation in future financial statements. The parties expect to conclude the transaction in 2021, which is subject to the execution of the definitive agreement and usual precedent conditions. There were no introduction or disposal of operating segment in the closed fiscal years of 2018 and 2019. This transaction is in line with the Company focus on priorizing its businesses core and its ESG schedule, committed to becoming carbon neutral by 2050 and reducing 33% of its scope 1 and 2 emissions by 2030. b. constitution, acquisition or disposal of equity interest Main Acquisitions and constitutions Boston Electrometallurgical Company (“Boston Metal”) In February 2021 (subsequent event), the Company made an investment of R$ 33 million (US$ 6 million) in Boston Metal to acquire a minority interest and to promote the development of a technology focused on the reduction of carbon dioxide on the steel production. Boston Metal has a diverse shareholding structure with includes venture capital funds, mining companies and private investors. Project West III

In October, 2020, Company approved the incorporation of a joint venture with Ningbo Zhoushan Port Company Limited (“Ningbo Zhoushan Port”), to build and operate the project to expand the Shulanghu Port facilities, located in China. The project secures strategic port capacity in China to further Vale's shipping and distribution costs optimization. Vale will own 50% of the joint venture and Vale's capital contribution to the project is estimated to range from R$ 600 million (US$ 110 million) to R$ 900 million (US$ 160 million). The construction of the project, which is expected to take up to three years, will start after both parties obtain the anti-trust and other regulatory approvals in China. Minerações Brasileiras Reunidas S.A. In December 2019, the Company purchased an additional 36.4% interest in Minerações Brasileiras Reunidas S.A. (“MBR”) held by its related party, for the total consideration of R$ 3,309 million. Following the completion of the transaction, the Company holds 98.3% of MBR's share capital. Since this transaction did not result in a change of control for the Company, the impact of R$ 1,410 million, arising from the purchase of additional shares was recognized in the Company's Stockholders’ Equity as "Acquisitions and disposal of noncontrolling interest". In 2020, the Company purchased the remaining interest in MBR for a total consideration of R$ 592 million, therefore, the Company holds 100% of MBR’s share capital as at December 31, 2020. Ferrous Resources Limited In August 2019, the Company acquired 100% of the share capital of Ferrous Resources Limited (“Ferrous”), a company that owned iron ore mines nearby some of the Company's operations in Minas Gerais, Brazil for cash consideration of R$ 1,986 billion (US$ 525 million). Ferrous has been acquired to gain access to additional reserves for the Company. New Steel Global N.V. In January, 2019, the Company acquired 100% of the share capital of New Steel Global N.V. (“New Steel”) and gained its control for the total cash consideration of R$ 1,884 million. New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process. The consideration paid is mainly attributable to research and development projects for processing of iron ore with lower carbon dioxide. The intangible assets are not subject to amortization until the operational phase is reached, which is expected to start on 2022. Instead, the Company are tested for impairment annually, or more frequently when a trigger for impairment has been identified. Main investment disposals and asset sales VLI S.A. In December 2020, BNDES Participações S.A. (“BNDESPar”), fully exercised its option contained in the Call Option Contract for shares issued by VLI S.A. (“VLI”). In this contract, BNDESPar was granted call options on VLI shares held by Vale of up to 8% of VLI's capital stock.

With this exercise of this option, Vale received R$ 1,223 million for an 8% stake in VLI, and now holds 29.6% of VLI’s total shares, resuting in a gain of R$ 885 million, recognized in the income statement as “Equity results and other results in associates and joint ventures” of the fiscal year ended in December 31, 2020. PT Vale Indonesia Tbk PTVI, a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses, expiring in December 2025. According to the agreement, PTVI must meet certain requirements to extend the period of the mining licenses beyond 2025, including the commitment to have Indonesian participants in its shareholding structure. In June 2020, Company signed, together with Sumitomo Metal Mining Co., Ltd. (“SMM”) an agreement for the sale of 20% (14.9% from Vale and 5.1% from SMM) of their aggregate stake in PTVI to PT Indonesia Asahan Aluminium, an Indonesia state-owned enterprise. The transaction was concluded in October 2020 and the Company received a cash consideration of R$ 1,560 million (US$ 278 million). This transaction with non-controlling interests resulted in a loss of R$1,012 million, which was recognized in Stockholders’ Equity for the fiscal year December 31, 2020. At the closing of the transaction, Vale and SMM, which have a stake of 44.3% and 15%, respectively, totaling a 59.3% interest in PTVI, signed a block voting agreement, in which SMM is required to follow Vale's vote on relevant operational and financial decisions concerning PTVI. Therefore, the Company continues consolidating PTVI in its financial statements. Henan Longyu Energy Resources Co., Ltd. In December 2019, the Company entered into an agreement to sell its 25% interest in Henan Longyu Energy Resources Co., Ltd (“Henan Longyu”), a company that operates two coal mines in China, for a total consideration of R$ 843 million (US$ 156 million), therefore, this investment was classified as held for sale and an impairment loss of R$ 630 million was recorded as “Equity results and other results in associates and joint ventures” in the income statementfor the fiscal year ended December 31, 2019. In 2020, precedent conditions of the agreement were met and the Company received the cash consideration in full. Following the conclusion of the transaction, the Company recognized a gain of R$ 598 million due to the recycling of the cumulative translation adjustments to the income statement, which was recorded as “Equity results and other results in associates and joint ventures” in the income statement for the year ended December 31, 2020. Biopalma da Amazônia S.A. In November 2020, the Company concluded the transaction to sell its entire interest in Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio (“Biopalma”) to Brasil Bio Fuels S.A. Due to this agreement, the Company recognized a loss of R$ 681 million as “Impairment and disposals of non-current assets” for the fiscal year ended on December 31, 2020, reducing the carrying value of this UGC to zero in the fiscal year ended December 31, 2020.

c. Unusual events or operations Early extension of railway concessions In December 2020, the Company agreed terms with the Brazilian Federal Government to extend its concessions to operate Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória-Minas (“EFVM”) railways by thirty years, from 2027 to 2057. Upon the signing, the Company recognized an intangible asset related to its right to use of EFC and EFVM and, at the same time, in exchange for the early renewal of its contracts, a liability in the amount of R$ 12,016 million. In addition, as a condition for signing the contracts, the Company paid for a guarantee insurance in the amount of R$ 1,026 million during the year on December 31, 2020. These insurance contracts guarantee cover indemnifications, up to the amount established in the insurance policy, in the event of possible losses resulting from the Company not being in compliance with its assumed contractual obligations in relation to the concession contracts. The contracts also provide for the payment of additional insurance policies in the amount of approximately R$ 1,000 million, based on certain contractual milestones. For further information, see note 16 of Company’s consolidated financial statements. COVID-19 The COVID-19 pandemic is having a significant impact on global economy and financial markets. So far, the pandemic did not cause significant impact on the Company's operations, logistics or sales, but if it continues for a long period of time or increases in intensity in the regions where the Company operates, the financial conditions or results of operations in 2021 may be negatively impacted. Below is a summary of the main impacts on Company's business in 2020 and the risks that the Company expects to face in 2021: The Company placed the Voisey's Bay mine in care and maintenance for 3 months, impacting copper production. Nickel production, on the other hand, had its impact mitigated by the Long Harbor refinery, which sustained its operations using nickel concentrate inventories. In addition, social distance measures required more time for shifts chang affecting productivity in North Atlantic, while significant absenteeism and deferred maintenance services affected the productivity of operations in Brazil. If the Company is required to suspend operations, or if it is restricted in its ability to transport products to clients in general, the results for 2021 may be affected by reduced revenues and higher logistics costs and downtime expenses. This may also impact on Company's cash generation and liquidity in 2021. Company suspended all non-essential construction works on its sites, which may increase its expenses and delay the fulfillment of the benefits of the expansion plans, review of operations or resumption of production capacity, among other difficulties. Brumadinho dam failure

The Brumadinho dam rupture had a significant impact on the Company's financial performance and results of operations for the fiscal year ended on December 31, 2020. On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved. In addition, relevant aspects related to the scope and execution of the Company's obligations were defined. Therefore, as the negotiations have started before the reporting date, the Company recognized a loss of R$ 19,924 million in the income statement for the year ended December 31, 2020. The key impacts are summarized below: Impact on the income statements: The impact of the dam rupture in the income statement for the fiscal year ended December 31, 2020, was R$ 27,016 million, including (i) R$ 19,924 million in provisions to meet the obligations under the Global Settlement, (ii ) R$ 3,175 million in provisions to meet the obligations in connection with the de-characterization of upstream dams, (iii) R$ 2,586 million in expenses with items, such as communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, and taxes, among other items; and (iv) R$ 1,331 million in provisions related to geotechnical safety actions of the remaining structures at the Córrego do Feijão mine, including the removal and proper disposal of the residual waste from Dam I. Additional provisions related to the dam rupture in Brumadinho may be recognized in the future. Impact on Balance Sheet: The total amount of the provisions recognized in the balance sheet on December 31, 2020 in connection with Brumadinho dam failure, including provisions for remediation and reparation obligations under the Global Settlement, individual indemnification and other commitments, and de-characterization of dams is R$ 35,671 million. Operational stoppages: The Company suspended some operations due to judicial decisions or technical analysis performed by the Company on its upstream dam structures. We recorded losses in relation to the operational stoppage and the idle capacity of the ferrous mineral segment in the amount of R$ 3,206 million and R$ 3,888 million for the fiscal year ended on December 31, 2020 and 2019, respectively. The Company is working on legal and technical measures to resume all operations at full capacity. Freeze orders: Following the Brumadinho dam rupture, various Brazilian courts have ordered freezes, attachments, judicial deposits and similar measures affecting financial assets, including balances in bank accounts and pre-existing judicial deposits to secure the payment of damages resulting from dam rupture. The Company obtained bank guarantees of R$ 5,843 million and have applied to the relevant courts to have part of judicial deposits replaced with these guarantees. With the Global Settlement, restricted assets and guarantees will be released to the authorities for the implementation of projects under the Global Settlement. For further information, see note 23 of Company’s consolidated financial statements. Fundação Renova and Samarco The Company holds a 50% interest in Samarco, and account for it under the equity method. According to the Transaction Term and Consent Decree (Termo de Transação e de Ajustamento de Conduta, “TTAC”), TAC Gov and Renova's bylaws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund it, Vale and BHPB must ratably bear the funding requirements under the Framework Agreement. As Samarco is gradually resuming its activities, the Company and BHBP have been funding Fundação Renova and also providing funds directly to Samarco. Below is a summary of the impact of the rupture of Samarco’s dam, which occurred in November 2015, in Company’s financial statements: The carrying value of investment in Samarco was reduced to zero in 2015. The amount of provisions related to Samarco as of December 31, 2020 is R$ 10,782 million, 57.3% higher than in 2019, mainly due to the review of the assumptions used in the preparation of the estimated cost necessary for the execution of the 42 repair and compensation programs. This provision represents the present value of the best estimate of the amounts the Company may incur to comply with its obligations under the Framework Agreement, considering our 50% stake in Samarco. At each reporting period, the Company will reassess the key assumptions used by Samarco in the preparation of its projected future cash flows, and any changes will be reflected in the respective provision, when applicable. In 2020, we contributed with R$ 2,904 million, which was allocated as follows: (i) R$ 2,059 million contributed to Fundação Renova and Samarco to be used in the reparation programs in accordance with TTAC, and deducted from the provision; and (ii) R$ 845 million was used by Samarco to fund its working capital. The Company intend to make available a short-term facilities up to R$ 442 million to support Samarco's operations during 2021, but we have not undertaken an obligation to Samarco. The availability of funds by the shareholders – Vale S.A. and BHP – is subject to the fulfillment of certain conditions, being resolved by the shareholders, on the same basis and concurrently, as and when required. Since the creation of Fundação Renova in 2016, we made contributions directly to Fundação Renova and Samarco in the total amount of R$ 5,779 million. The Company expects to contribute R$ 4,554 million in 2021, to be used in programs in accordance with the TTAC.

10.4 - The officer should comment on: a. Significant changes in accounting practices 2020 There were no significant changes in accounting practices adopted by the Company in 2020. 2019 IFRIC 23/ICPC 22 Uncertainty about tax treatment IFRIC 23/ICPC 22 came into force for annual fiscal years starting on or after January 1st, 2019 and clarifies the criteria for measuring and recognizing IAS 12/CPC 32 - Income taxes. It does not apply to taxes or fees outside the scope of IAS 12/CPC 32, and does not specifically include requirements related to interest and fines associated with uncertain tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions that an entity considers about the assessment of tax treatments by tax authorities and (iii) how an entity determines taxable profit (tax loss), tax basis, unused tax losses, unused credits and tax rates. Management periodically assesses the positions assumed in the income tax returns with regard to situations in which the applicable tax legislation is subject to interpretation and, when appropriate, recognizes provisions based on the amounts that it expects to pay to the tax authorities. The benefits arising from uncertain tax positions are recognized only when it is determined by Management that the tax authority is likely to accept the tax treatment adopted, in the event of an answer. IFRS 16/CPC 06 (R2) Leases The Company applied IFRS 16/CPC 06 (R2) from January 1, 2019, using the retrospective approach with the cumulative effect, recognized on the date of initial application. Accordingly, comparative information has not been restated and continues to be disclosed in accordance with IAS 17/CPC 06 (R1) and related interpretations. In the transition to IFRS 16/CPC 06 (R2), these agreements started to be classified as lease and were recognized in the balance sheet and measured by discounting the minimum contractual payments remaining at present value, using the incremental funding rate according to the remaining contractual term. The Company used the following practical steps in applying IFRS 16/CPC 06 (R2): (i) application of a single discount rate to a lease portfolio with similar characteristics; (ii) application of the exemption of the non-recognition of right-of-use assets and liabilities for leases with a period of less than 12 months and/or for low value leases. Payments associated with these agreements are recognized as an expense on a straight-line basis over the contractual term; and (iii) use of retrospective observable information to determine the lease term, considering the options for agreement extension or termination. As a result of the adoption of IFRS 16/CPC 06 (R2), the Company changed its accounting policy for lease agreements, except for the lease of mineral deposits of the Company, as this pronouncement excludes lease agreements from its scope to explore or use minerals, oil, natural gas and similar non-renewable resources. At the beginning of an agreement, the Company assesses whether an agreement is, or contains, a lease. An agreement is, or contains a lease, when Vale obtains the right to control the use of an identified asset, for a period of time, in return for a consideration. The Company recognizes the asset related to the right of use and a liability corresponding to the lease on the date of the beginning of the agreement. The right-of-use asset is initially measured at cost, which includes the initial value of the lease liability adjusted for any lease payment made at the time or before the start date. The asset is subsequently depreciated on a straight-line basis over the contractual period or until the end of the asset's useful life. The lease liability is initially measured at the present value of the lease payments, deducted using the lease's implicit interest rate or, if this rate cannot be immediately determined, based on the Company's incremental funding rate. The lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including essentially fixed payments; (ii) variable lease payments that depend on an index or rate; and (iii) strike price of a purchase or renewal option, when the exercise of the contractual option is probable and under the control of the Company. The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments resulting from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the book value of the lease agreement asset or recognized directly in the income statement if the carrying amount of the asset has already been reduced to zero. 2018 IFRS 9/CPC 48 Financial Instruments This pronouncement introduces new approaches to the classification and measurement of financial assets and liabilities, a new impairment model and new rules for hedge accounting. The Company applied IFRS 9 prospectively, with initial adoption on January 1, 2018. The Company failed to submit again the comparative information, which continues to be disclosed in accordance with the previous standard, IAS 39 - Financial Instruments. The main changes are described below: Classification and measurement - In accordance with IFRS 9, debt instruments are subsequently measured at fair value through profit or loss (“FVTPL”), at amortized cost, or at fair value through other comprehensive income (“FVOCI”). The classification is based on the Company's business model for asset management, and if the contractual cash flows of the instrument represent solely payments of principal and interest (SPPI) on the value of the outstanding principal. On the date of the initial application of IFRS 9, the Company evaluated which business models apply to its financial assets and classified them according to the categories of IFRS 9. Financial instruments classified as "Loans and receivables" by IAS 39 have met IFRS 9 criteria for classification at amortized cost, as these financial instruments are maintained to collect their cash flows and represent only payments of principal and interest. Derivatives held for trading should be maintained as FVTPL, according to the requirements of IFRS 9, therefore, there were also no changes in relation to these instruments as of the adoption of IFRS 9. Impairment – IFRS 9 superseded the IAS 39 incurred loss approach with an Expected Credit Loss (ECL) approach. For accounts receivable, the Company adopted a simplified approach and calculated the expected credit loss, based on the expectation of default risk, throughout the life of the financial instrument and the identified loss is not considered significant. The Company has established a matrix of provisions that is based on its history of credit losses, adjusted to prospective factors specific to the economic environment in which it operates and for any financial guarantee related to the receivable. The Company assesses on each date of submittal of its financial statements whether the financial assets classified at amortized cost must be subject to an impairment test. The new impairmentapproach of IFRS 9 did not have a material impact on the Company in the fiscal year ended December 31, 2018. Hedge accounting - The Company adopted the new general hedge accounting model set forth in IFRS 9. In its initial application, the changes introduced by IFRS 9 related to hedge accounting have not impacted the Company, as the Company did not have fair value or cash flow hedge accounting. The Company had only net investment hedge, which has not had any changes introduced by this new pronouncement. IFRS 15/CPC 47 Revenue from Contracts with Customers - This pronouncement sets a comprehensive framework to determine the conditions for revenue recognition, replacing the pronouncements IAS 18 Revenue, IAS 11 Construction Agreements and related interpretations. The Company adopted the new pronouncement using the modified retrospective method, which does not require the resubmittal of comparative information. The Company has assessed its revenues and the nature and effect of the changes resulting from the adoption of IFRS 15 are described below: Sale of products - There was no significant impact on the stage of recognition of product revenue, as the transfer of risks and benefits as well as the control usually occur at a specific moment in time. Freight service - Part of Vale's sales are made under Incoterms modalities known as Cost and Freight (CFR) or Cost, Insurance and Freight (CIF), under which the Company is responsible for providing freight services after the date that Vale transfers control of the goods to the customers. According to the previous pronouncement (IAS 18), revenues from freight services were recognized at the time of shipment, as well as related costs, and were not considered as a separate service. According to IFRS 15, the provision of freight services for CFR and CIF contracts should be considered as a distinct performance obligation in which a proportion of the transaction price would be allocated and recognized according to the actual provision of service over time. The impact of changing the timing of recognition of portion of the revenue allocated to freight has not impacted in a significant manner the Company's profit or loss in the fiscal year ended on December 31, 2018.

Therefore, such revenue was not presented separately in the Company's consolidated financial statements.

Sales contracts at interim prices - Under IFRS 9 and 15, the treatment of the interim pricing mechanism embedded in commoditysales at interim prices remains unchanged. Accordingly, these revenues are recognized based on the estimated fair value of the total consideration receivable, and the interim pricing mechanism embedded in these contracts is characterized as a derivative. The fair value of the sale price adjustment is recognized as an operating income in the statement of income.

The changes introduced by IFRS 15 did not have a significant impact on the Company's consolidated financial statements for the fiscal year ended on December 31, 2018.

b. Significant effects of changes in accounting practices

The Company applied IFRS 16/CPC 06 (R2) from January 1, 2019, using the retrospective approach with the cumulative effect, recognized on the date of initial application. Accordingly, certain operational lease agreements that were not recognized in the balance sheet, are now classified as leasing under the new accounting standard and were recognized in the balance sheet.

The lease liabilities recognized according to IFRS 16/CPC 06 (R2) are presented below, reconciled with the published operating lease commitments, pursuant to IAS 17/CPC 06 (R1), on December 31, 2018:

(in millions of Reais)	Lease commitments disclosed on December 31, 2018	Out of scope agreements	Present value adjustment	Lease liabilities recognized on January 1, 2019
Ports	4.384	0.002	(1.415)	2.971
Vessels	2.980	(0.004)	(0.633)	2.343
Pelleting plants	0.843	(0.057)	(0.201)	0.585
Properties	0.628	(0.002)	(0.095)	0.531
Energy plants	0.362	-	(0.114)	0.248
Locomotives	0.264	(0.028)	(0.062)	0.174
Mining equipment	0.215	(0.071)	(0.018)	0.126
Total	**9.676**	**(0.160)**	**(2.538)**	**6,978**

The lease assets and liabilities operations recognized are presented below:

Assets

(in millions of Reais)	January 1st, 2019	Contract Amendments and Additions	Impairment (ii)	Depreciation	Conversion adjustments	December 31st, 2019
Ports	2.971	57	-	(168)	98	2,958
Vessels	2.343	117	-	203	84	2,341
Pelleting plants	0.585	235	-	(144)	-	676
Properties	0.531	108	(63)	(135)	80	521
Energy plants	0.248	18	-	(28)	12	250
Locomotives	0.174	-	(149)	(25)	-	-

Mining equipment	0.126	-	-	(55)	2	73
Total	**6,978**	**535**	**(212)**	**(758)**	**276**	**6,819**

Liabilities

(in millions of Reais)	January 1st, 2019	Contract Amendments and Additions	Payments	Interest	Conversion adjustments	December 31st, 2019
Ports	2,971	57	(217)	125	87	3,023
Vessels	2,343	117	(295)	89	89	2,343
Pelleting plants	585	235	(143)	28	-	705
Properties	531	108	(136)	28	83	614
Energy plants	248	18	(30)	16	30	282
Locomotives	174	-	(32)	12	-	154
Mining equipment	126	-	(38)	4	5	97
Total	**6,978**	**535**	**(891)**	**302**	**294**	**7,218**

c. Corrections and emphasis in the auditor's report

There were no corrections in the opinions of Vale's independent auditors relating to the consolidated financial statements for 2020, 2019, and 2018.

There were no emphasis-of-matter paragraphs in the consolidated financial statements for fiscal years ending on December 31, 2020 and 2019. However, the report of the independent auditors on the consolidated financial statements for the fiscal year ended on December 31, 2018, included an emphasis-of-matter paragraph, related to the failure of Brumadinho Dam, without changing the opinion on said consolidated financial statements. The emphasis-of-matter paragraph was reproduced below:

"Emphasis - Subsequent Event"

We draw attention to Note 3 of the individual and consolidated financial statements, which describes the event of the Brumadinho dam failure that took place at the Company's operating facilities on January 25, 2019. In the opinion of the Company's Management, the event does not refer to a condition existing on the date of the financial statements and; therefore, does not result in adjustments to the book values recognized on December 31, 2018. The amounts disclosed in the explanatory note related to this event were based on Management's best estimates; however, at the current stage of investigations, appraisal of causes and possible actions of third parties, it is not possible to reliably measure all potential costs that the Company may incur for purposes of disclosure in the financial statements. Our opinion is not an exception with regard to this topic."

With respect to the event of the Brumadinho dam failure that occurred on January 25, 2019, located at the Córrego do Feijão mine in Minas Gerais and subsequent developments, the Company concluded, based on the accounting practices adopted in Brazil and the IFRS, that this event does not refer to a condition existing on the date of the financial statements, and; therefore does not result in adjustments to the accounting balances recognized on December 31, 2018, as disclosed in the Company's consolidated financial statements.

Still with regard to the Brumadinho event, the Company agrees that at the current stage of investigations, appraisals of the causes and possible actions of third parties, it is not possible to reliably measure all the potential costs that the Company may incur for the purposes of disclosing the financial statements. The amounts disclosed in the financial statements refer only to the best estimates that have been possible to calculate so far. 10.5 – Critical accounting policies The preparation of consolidated financial statements requires the use of accounting estimates and the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies. These estimates are based on experience and Administration knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable under normal circumstances. Changes in facts and circumstances may lead to revision of such estimates. Actual future results may differ from the estimates. Significant accounting estimates and judgments applied by the Company in preparing these consolidated financial statements of the Company are thus presented: a) Deferred Revenue The definition of the gain on the sale of mining rights and the portion of contractual liabilities of the gold transaction requires the use of critical accounting estimates for assumptions that include, but are not limited to: (i) allocation of costs between copper and gold based on relative prices; (ii) expected margin for independent components (sale of mining rights and services for gold extraction); and (iii) the discount rates used to measure the present value of future inflows and outflows. b) Deferred taxes on profit Significant judgments, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on time and future taxable income. Deferred tax assets arising from tax losses and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions about projected taxable income, based on production and sales planning, commodity prices, operating costs and capital cost planning; (ii) macroeconomic scenarios; and (iii) commercial and tax. Moreover, the Company applies critical accounting judgment in identifying uncertainties about tax positions on profit, which may impact the consolidated financial statements. The Company operates in several jurisdictions where uncertainties arise in the application of tax requirements due to the complexity of tax legislation in these locations. Vale and its subsidiaries are subject to review of income tax and other tax returns and; therefore, disputes with tax authorities may arise due to the interpretation of applicable laws and regulations. c) Mineral reserves and useful life of mines The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves of the Company.

The estimated volume of mineral reserves is used as a basis for calculating the portion of the mining assets that is depleted, and their estimated useful life is a major factor in quantifying the provision of environmental recovery of the mines and the impairment of long-term assets. Any change to the estimate of the volume of reserves of the mines and the useful lives of the related assets may have a significant impact on the depreciation, depletion and amortization charges and the impairment assessment. d) Impairment of assets Significant judgments, estimates and assumptions are required to determine the existence of objective evidence of impairment, and in the preparation of the Company's cash flows. Management uses approved budgets as a starting point and the key assumptions are, but are not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sales prices consistent with projections available in the reports published by the industry, considering the market quotation, when appropriate; (iv) useful life of each cash- generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect the specific risks of each cash-generating unit. These assumptions are subject to risks and uncertainties and may change the Company's projections and; therefore, may affect the recoverable value of the assets. e) Fair value estimate The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods. Assumptions are based on market conditions existing at the balance sheet date. The impact analysis if actual results vary from Management’s estimates is presented in “Sensitivity analysis of the derivative financial instruments”, on note 19 item “d” of the consolidated financial statements. f) Dam de-characterization The main estimates and critical assumptions applied in cost measurement and for the recognition of the provision for the de-characterization of dams consider, among others: (i) the volume of tailings to be removed, based on the available information and on the interpretation of the laws and regulations in force; (ii) the availability of places to deposit the tailings; (iii) the approval of the engineering methods and solutions submitted to the competent authorities; and (iv) updating of the discount rate. Accordingly, the amounts effectively incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used that depend on several factors, some of which are not under the control of the Company. These changes may result in a material impact on the amount of the provision in future periods. On each presentation date of its financial statements, the Company will reassess the main assumptions used in preparing the projected cash flows and adjust the provision, when necessary. g) Liabilities related to Brumadinho The provision for social, economic and enviroimental compensation may be affected by factors that include, but are not limited to: (i) changes in estimated current prices of direct and indirect costs related to inputs and services, (ii) changes in projected flow of payments of estimated costs, (iii) changes in technologies considered in the current measurement, (iv) number of people entitled to payments of damages, (v) resolution of potential and existing legal issues, (vi) demographic assumptions, (vii) actuarial assumptions and (viii) updates to the discount rate. Accordingly, the amounts effectively incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used that depend on several factors, some of which are not under the control of the Company. These changes may result in a material impact on the amount of the provision in future periods. On each presentation date of its financial statements, the Company will reassess the main assumptions used in preparing the projected cash flows and adjust the provision, when necessary. h) Liabilities related to interest in affiliates and joint ventures Under Brazilian corporate law and under the terms of the joint venture agreement, Vale is under no obligation to provide resources to Samarco. As a result, Vale's investment in Samarco had its recoverable amount reduced to zero and no provision related to Samarco's negative owner’s equity was recognized. The provision related to Fundação Renova requires the use of assumptions that may be affected primarily by: (i) changes in the scope of work included in the Agreement as a result of further technical analysis and ongoing negotiations with the Federal Prosecution Office; (ii) resolution of the uncertainty regarding the resumption of Samarco's operations; (iii) discount rate updates; and (iv) resolution of existing legal claims. Moreover, the main estimates and critical assumptions applied in the provision of Germano dam consider, among others: (i) the volume of tailings to be removed, which was based on the available historical information and on the interpretation of the laws and regulations in force; (ii) the availability of places to deposit the tailings; (iii) the approval of the engineering methods and solutions submitted to the competent authorities. As a result, the expenses to be incurred in the future may differ from the amounts provisioned and changes in these estimates may result in a material impact on the amount of the provision in the future. On each presentation date of its financial statements, the Company will reassess the main assumptions used by Samarco in the preparation of the projected cash flow, and any changes will be reflected in the respective provision, when applicable. i) Asset retirement obligation Judgment is required to determine the main assumptions used in the measurement of the asset retirement obligations, such as interest rate, cost of closure, useful life of the asset, considering the current stage of depletion, and the projected dates of depletion of each mine. Any change in these assumptions may significantly affect the provisioned amount. Therefore, the Company considers the accounting estimates related to the costs for the closure of the mine as a critical accounting estimate and reviews them annually. j) Litigation Lawsuits will be contingent by nature, that is, resolved when one or more future events occur or fail to occur. Typically, the occurrence or not of such events does not depend on the Company, and the uncertainties in the legal environment involves exercising significant estimates and judgments on the part of the Management regarding the potential outcomes of future events. k) Retirement benefit obligations The amounts reported depend on a number of factors that are determined based on actuarial calculations, which use several assumptions to determine the costs and liabilities. One of the assumptions used is the determination and use of the discount rate. Any changes in these assumptions will affect the accounting records. At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to determine the fair value of assets and liabilities, costs and expenses and future values of estimated cash outflows, which are recorded in the pension plan obligations.

10.6 – The officers must describe the relevant items not included in the issuer's financial statements, indicating: a. a. Assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items) i. Offset portfolio of receivables where the entity maintains risks and responsibilities, including respective liabilities There is no offset portfolio of receivables where Vale maintains risks and responsibilities, that are not included in the Company balance sheet. ii. Agreement for future sale and purchase of products or services The future minimum payment commitments referring to the future obligation of purchases are the following, for the date of December 31, 2020: (in millions of Reais) December 31st, 2020 Raw material and services purchase agreement 36.328 Energy Purchase Agreement 15.306 All minimum payments required 51.634 iii. Unfinished construction agreements There are no unfinished construction agreements that are not shown in the Company's consolidated financial statements. iv. Agreements for futures from financing There are no agreements for the futures from financing not shown in the Company's consolidated financial statements. b. Other items not evident in the financial statements Guarantees granted On December 31, 2020, 2019 and 2018, the total of guarantees granted by the Company (within the limit of its indirect or direct interest) for determined associates and joint ventures totaled R$ 8.091 million, R$ 6.671 million and R$ 6.723 million, respectively. The fair value of guarantees on December 31st, 2020, 2019 and 2018 totalized R$ 4.558 million, R$ 2.116 million and R$ 644 million, respectively. There are no other items not shown in Vale’s consolidated financial statements other than those previously reported. 10.7 – With regard to each of the items not shown in the financial statements indicated in item 10.6, the officers should comment on:

(a) How these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the financial statements of the Company The Company does not expect relevant effects on operations not shown in the consolidated financial statements that may change the revenues, expenses, operating profits and loss, financial expenses or other items in Vale's accounting information.

(b) Nature and purpose of the operation For a description of the nature and purpose of each operation, see item “10.6” in this Reference Form. (c) Nature and amount of obligations assumed and rights generated in favor of the Company arising from the operation For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in its financial statements, please refer to item "10.6" of this Reference Form. 10.8 - The officers must indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics a. Investments, including: NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion. (i) quantitative and qualitative description of investments in progress and planned investments: The investment budget for 2021 is estimated at US$ 5.8 billion, including expenditures for the execution of projects and also dedicated to the maintenance of existing operations and replacement projects. The main projects in 2020, Salobo III and Programa 240Mt, will continue to be developed in 2021, as well as new projects approved in 2020, such as Capenema, Serra Sul 120 Mtpy and Sol do Cerrado, totaling US$ 1 billion for the year. Some projects at planning stage are also included in the budget, such as Victor and Alemão, for future nickel and copper production, respectively. In addition, the projects Gelado and Extensão from the Voisey’s Bay mine, as well as investments in tailings filtration plants, are ongoing and categorized as investments to the maintenance of existing operations and replacement projects and will total US$ 4,800 million in 2021. In 2020, Vale's investments (execution of projects and maintenance of operations) totaled US$ 4,430 million. The investment for project execution was US$ 522 million, while for maintenance of existing operations was US$ 3,908 million. In 2019, Vale's investments (execution of projects and maintenance of operations) totaled US$ 3,704 million. The investment for project execution was US$ 544 million, while for maintenance of existing operations was US$ 3,160 million. In 2018, Vale's investments (execution of projects and maintenance of operations) totaled US$ 3,784 million. The investment for project execution was US$ 888 million, while for maintenance of existing operations was US$ 2,896 million. (ii) investment financing sources The Company informs that funds for operations and investments are obtained, mainly, through our operating cash flow, capital budget, bank loans, financing obtained from financial institutions, in addition to raising funds in the capital market through the issuance of bonds.

For the investments to be made, the Company will, in due course, seek the best capital structure for financing.

(iii) relevant divestments in progress and expected divestments The Company informs that, in order to promote increasingly safer, environmentally responsible operations that guarantee the integrity of Vale's assets, the Board of Directors approved operations that aim to reduce risks and allow continuous focus on the main businesses. The searches for a buyer and studies for the exit of the operation of Vale Nova Caledonia (VNC) are highlighted and the intention to divest in the coal operational segment in Mozambique, in line with its climate agenda strategy are also announced. b. Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity There is no disclosed acquisition of plants, equipment, patents or other assets that should materially affect Vale’s production capacity. c. New products and services, including: (i) description of ongoing researches already disclosed; (ii) the total amounts spent by the Company on research to develop new products or services; (iii) ongoing projects already disclosed; and (iv) the total amounts spent by the Company to develop new products or services Vale continually seeks to assess the needs of the market and its customers in relation to products and services. In order to meet the growning demand for products that reduce the carbon emission in the metallurgical process, Vale seeks to foster a high-quality products portfolio and innovative technologies, such as iron ore pellets, high quality pellet feed and sinter feed. Vale is also developing new products for direct blast furnace loading and working with partners to provide low CO2 solutions in metals. We believe that our ability to provide customers with a complete iron ore solution and the quality of our products are extremely important advantages that help us improve our competitiveness over competitors who may be in a more convenient geographic location. Besides offering techinical assistance to our clients, we have offices at St. Prex (Switzerland), Tokyo (Japan), Singapore, Dubai (United Arab Emirates), Shanghai, Beijing and Qingdao (China), which support the global sales of Vale International, and an office in Brazil, which supports sales to South America. 10.9 - Other factors that have influenced in a relevant manner the operating performance and that have not been identified or commented on other items in this section. There are no other facts occurred in the last three fiscal years with relevant influence on the operational performance other than those identified and commented in other items in this section.

Annex II - Annex 9-1-II under ICVM 481/2009 DESCRIPTION DATA 1. Net Income for the fiscal year 2020 R$ 26,712,688,500.84 2. Overall amount and the value per share of dividends, including prepaid dividends and interest on the stockholders' equity already reported. Overall amount of: R$ 21,865,665,672.55 The amount of R$ 4.262386983 per outstanding common share and per preferred share of special class. 3. Percentage of net income distributed for the fiscal year 2020. 82% of the net income. 4. Overall amount and value per share of dividends distributed based on income from previous fiscal years. Not applicable 5. Remuneration for the year 2020, less interest on shareholders' equity resolved on. Not applicable 6. Interest on shareholders' equity and dividends resolved on 02/25/2021. Gross total amount of R$ 21,865,665,672.55, equivalent to R$ 4.262386983 per outstanding common share and per preferred share of special class. Of this amount, R$ 4,288,000,000.00 in the form of interest on shareholders' equity (subject to Income Tax at Source at the prevailing rate) and R$ 17,577,665,672.55 in the form of dividends. Date of payment: March 15, 2021

7. Provide a comparative table indicating the following values per share of each type and class: a) net income for the year and for the 3 (three) previous years; b) dividends and interest on the stockholders' equity distributed in the 3 (three) previous years. In Reais 2020 2018 2017 Net income (loss) per share 5.21 5.01 3.39 Gross compensation per common share 4.262386983 1.480361544 0.908424228 Net compensation per common share 3.623028936 1.258307312 0.772160594 Gross compensation per preferred share 4.262386983 1.480361544 1.040833333 Net compensation per preferred share 3.623028936 1.258307312 0.884400000 Note: The amount of compensation per share experienced a slight variation due to the change in the number of treasury shares given the payment of long-term compensation (“matching”) to executive officers. 8. Allocation of income to the statutory reserve Amount allocated to the statutory reserve: R$ 1,335,634,425.04 Details of how the legal reserve is calculated: Out of the net income for the year, 5% will be used, before any other allocation, in the creation of the legal reserve up to the limit of 20% of the capital stock, pursuant to the provisions of Article 193 of Law No. 6,404 and Article 39 of the Articles of Incorporation. Such reserve may cease to be created in the year in which the balance of the statutory reserve, plus the amount of capital reserves (article 182 of Law No. 6,404), exceeds 30% of the capital stock, which has not yet occurred. 9. Preferred shares entitled to fixed or minimum dividends Pursuant to article 5, paragraph 5 of the Articles of Incorporation, holders of special-class preferred shares will be entitled to receive dividends to be distributed, as calculated pursuant to Chapter VII of the Articles of Incorporation, in accordance with the following criteria: (a) priority in receiving the dividends corresponding to (i) a minimum of 3% (three percent) of the net equity value of the share, as calculated based on the financial statements drawn up, which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated over the part of the capital constituted by this class of share, whichever of the two is greater; (b) the right to share distributed profits, under equal conditions with the common shares, after being assured the latter a dividend equal to the minimum priority established in accordance with item “a” above; (c) the right to share any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.

Net income for the year is sufficient for full payment of fixed or minimum dividends. There is no unpaid cumulative installment. The reference value for the minimum annual dividend of the special-class preferred shares, taking as a basis (a) 6% over the portion of the capital composed of such preferred shares, is R$ 10.61, which corresponds to R$ 0.884400000 per special-class preferred share; or (b) 3% of the net equity of the special-class preferred share, is R$ 13.48, which corresponds to R$ 1.123569073 per special-class preferred class. 10. Mandatory minimum compensation Pursuant to article 39 of the Articles of Incorporation, after the legal reserve has been formed, the allocation of the remaining portion of the net income determined at the end of each fiscal year (which will coincide with the calendar year) will, upon Management's proposal, be submitted to the resolution of the Shareholders' Meeting, being certain that the amount, paid or credited, as interest on the stockholders' equity (JCP), as provided in article 9, paragraph 7 of Law No. 9,249/1995 and the relevant legislation and regulation, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, such amount integrating the amount of dividends distributed by the company for all legal purposes. At least 25% of the annual net profits, adjusted according to the legislation, will be used to pay dividends. Adjusted net income for fiscal year 2020 was R$ 25,367,992,136.59, corresponding to net income for the year, R$ 26,712,688,500.84, less the allocation to the statutory reserve of R$ 1,335,634,425.04 and the allocation to the reserve for tax incentives of R$ 9,061,939.21. The minimum mandatory compensation of 25% of the adjusted net income totals up R$ 6,341,998,034.15, which corresponds to the total gross amount of R$ 1.236278386 per outstanding common share and per special-class preferred share issued by Vale.Therefore, the mandatory dividend was paid in full, with no amount retained. 11. If the mandatory dividend is retained due to the company's financial situation, (a) inform the amount of the retention; (b) describe, in detail, the company's financial situation, also addressing aspects related to liquidity analysis, working capital and positive cash flows; (c) justify the retention of dividends. Not applicable. 12. If there is allocation of income to the contingency reserve, (a) identify the amount allocated to that reserve; (b) identify the loss considered likely and its cause; (c) explain why the loss was Not applicable.

considered likely; and (d) justify the creation of the reserve. 13. If there is allocation of income to the unrealized retained earnings, (a) inform the amount allocated to the unrealized retained earnings; (b) inform the nature of the unrealized earnings that gave rise to the reserve. Not applicable 14. If there is allocation of income to statutory reserves, (a) describe the statutory clauses establishing the reserve; (b) identify the amount allocated to the reserve; (c) describe how the amount was calculated. Articles 36 and 37 of the Articles of Incorporation provide that the allocation of income considers the creation of the following reserves: I – Statutory reserve, to be created as specified below: 5% of the net income for the year up to the limit of 20% of the Capital Stock, pursuant to the provisions of article 193 of Law No. 6,404 and article 39 of the Articles of Incorporation, which totals up R$ 1,335,634,425.04. Such reserve may cease to be created in the year in which the balance of the statutory reserve, plus the amount of capital reserves (article 182 of Law No. 6,404), exceeds 30% of the capital stock, which has not yet occurred. II – Tax incentive reserve created in accordance with tax legislation, also with respect to: Vale is a beneficiary of a reduction in the income tax calculated on the profit from the exploitation, granted by the Superintendency for the Development of Amazonia – SUDAM, according to the following administrative acts: (a)

Constitutive Reports No. 058/2015 and 108/2018 regarding the tax incentive granted for the extraction of Iron Ore in Pará, (b) Constitutive Reports No. 40/2011 regarding the tax incentive granted for the Pelletizing Plant in the State of Maranhão, (c) Constitutive Report No. 074/2014 regarding the tax incentive granted for the extraction of Ferronickel in the State of Pará, and (d) Constitutive Report No. 12/2018 regarding the tax incentive granted for the extraction of Copper Concentrate in the State of Pará. Vale also enjoys the reinvestment benefit that allows part of the income tax due to be reinvested in the acquisition of new equipment for operations located in the areas covered by SUDAM. As a condition for receiving the tax incentive, set out in article 523 of the current Income Tax Regulation (RIR), the amount of income tax that is not paid as a result of exemption and reduction cannot be distributed to shareholders, and must be registered in a reserve that can be used exclusively to increase capital stock or absorb losses. Based on Article 195-A of Law No. 6,404, included by Law No. 11,638, we propose that the total amount of R$ 9,061,939.21 arising out of the complement of the income tax reduction incentive within the SUDAM area, for the base year 2018, be allocated to this reserve. Bearing in mind that the exploitation profit basis, for the incentive to reduce the income tax, was negative in the calendar year 2020, there is no benefit to be enjoyed. III) Investment reserve Pursuant to article 40, item II, of the Articles of Incorporation, the amount not exceeding 50% of net income must be allocated to this reserve, distributable up to the maximum limit of the Company's capital stock, in order to ensure the maintenance and development of the Company's main activities, in order to meet the investment projects provided for in Vale's budget. In this regard, we propose that the total amount of R$ 3,502,326,464.04 be allocated to the statutory investment reserve. 15. Retained earnings stipulated in capital budget Not applicable 16. Allocation of income to the tax incentive reserve Amount allocated to the tax incentive reserve: R$ 9,061,939.21. Vale is a beneficiary of a reduction in the income tax calculated on the profit from the exploitation, granted by the Superintendency for the Development of Amazonia – SUDAM, according to the following administrative acts: (a) Constitutive Reports No. 058/2015 and 108/2018 regarding the tax incentive granted for the extraction of Iron Ore in Pará, (b) Constitutive Reports No. 40/2011 regarding the tax incentive granted for the Pelletizing Plant in the State of Maranhão, (c) Constitutive Report No. 074/2014 regarding the tax incentive granted for the extraction of Ferronickel in the State of Pará, and (d) Constitutive Report No. 12/2018 regarding the tax incentive granted for the extraction of Copper in the State of Pará. Vale also enjoys the reinvestment benefit that allows part of the income tax due to be reinvested in the acquisition of new equipment for operations located in the areas covered by SUDAM.

As a condition for receiving the tax incentive, set out in article 523 of the current Income Tax Regulation (RIR), the amount of income tax that is not paid as a result of exemption and reduction cannot be distributed to shareholders, and must be registered in a reserve that can be used exclusively to increase capital stock or absorb losses. Based on Article 195-A of Law No. 6,404, included by Law No. 11,638, we propose that the total amount of R$ 9,061,939.21 arising out of the complement of the income tax reduction incentive within the SUDAM area, for the base year 2018, be allocated to this reserve. Bearing in mind that the exploitation profit basis, for the incentive to reduce the income tax, was negative in the calendar year 2020, there is no benefit to be enjoyed.

Annex III – Information on each of the candidates nominated for election/re-election, pursuant to the terms of items 12.5 to 12.10 of the Reference Form 12.5 / 6 - Members and professional experience of the management and fiscal council Name Date of Birth Management Body Election date Term of office CPF or passport number Profession Elective position held Investiture Date Elected by the controlling shareholder? Description of other position/role Other positions and roles held in the issuer Independent Member? Criteria used to determine independence Number of Consecutive Terms % of member’s participation in meetings held after investiture Fernando Jorge Buso Gomes 6/6/1956 Belongs only to the Board of Directors 04/30/2021 Until the 2023 Annual Shareholders’ Meeting 370.624.177-34 Banker 21 – Vice-Chairman of the Board of Directors Up to 05/30/2021 No Coordinator of the Finance Committee and Coordinator of the Personnel, Compensation and Governance Committee. No N/A 3 100.00% José Maurício Pereira Coelho 8/4/1966 Belongs only to the Board of Directors 04/30/2021 Until the 2023 Annual Shareholders’ Meeting 853.535.907-91 Banker 22 - Board of Directors (Principal) Up to 05/30/2021 No Member of the Personnel, Compensation and Governance Committee and member of the Nomination Committee. No N/A 1 100.00% José Luciano Duarte Penido 3/8/1948 Belongs only to the Board of Directors 04/30/2021 Until the 2023 Annual Shareholders’ Meeting 091.760.806-25 Mining Engineer 20 – Chairman of the Board of Directors Up to 05/30/2021 No Coordinator of Vale’s Sustainability Committee and member of Vale’s Operational Excellence and Risk Committee. Yes Pursuant to the Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. 1 100.00%

Eduardo de Oliveira Rodrigues Filho 8/20/1954 Belongs only to the Board of Directors 04/30/2021 Until the 2023 Annual Shareholders’ Meeting 442.810.487-15 Civil Engineer 22 - Board of Directors (Principal) Up to 05/30/2021 No Coordinator of the Operational Excellence and Risk Committee. No N/A 6 95.00% Roger Allan Downey 4/1/1967 Belongs only to the Board of Directors 04/30/2021 Until the 2023 Annual Shareholders’ Meeting 623.291.626-34 Administrator 22 - Board of Directors (Principal) Up to 05/30/2021 No Member of the Operational Excellence and Risk Committee. Yes Pursuant to the Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. 1 100.00% Murilo César Lemos dos Santos Passos 7/6/1947 Belongs only to the Board of Directors 04/30/2021 Until the 2023 Annual Shareholders’ Meeting 269.050.007-87 Chemical Engineer 22 - Board of Directors (Principal) Up to 05/30/2021 No Member of the Finance Committee Yes Pursuant to the Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. 1 95.00% Sandra Maria Guerra de Azevedo 4/27/1955 Belongs only to the Board of Directors 04/30/2021 Until the 2023 Annual Shareholders’ Meeting 947.562.798-72 Businesswoman 27 - Independent Member of the Board of Directors (Principal) Up to 05/30/2021 No Member of the Personnel, Compensation and Governance Committee (since May 2019). Yes Pursuant to the Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. 3 100.00% Ken Yasuhara 1/2/1978 Belongs only to the Board of Directors 04/30/2021 Until the 2023 Annual Shareholders’ Meeting 234.081.558-44 Economist 22 - Board of Directors (Principal) Up to 05/30/2021 No Member of the Finance Committee No N/A 1 0.00% Elaine Dorward-King 12/17/1957 Belongs only to the Board of Directors 04/30/2021 Até a realização da Assembleia Geral Ordinária de 2023

567968437 Bachelor of Chemistry 22 - Board of Directors (Principal) Up to 05/30/2021 No N/A Yes Pursuant to the Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. 0 N/A Clinton James Dines 03/15/1958 Belongs only to the Board of Directors 04/30/2021 Até a realização da Assembleia Geral Ordinária de 2023 E4095584 Bachelor of Asian Studies, Economics and China 22 - Board of Directors (Principal) 08/01/2021 No N/A Yes Pursuant to the Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. 0 N/A Maria Fernanda dos Santos Teixeira 08/10/1952 Belongs only to the Board of Directors 04/30/2021 Até a realização da Assembleia Geral Ordinária de 2023 765.087.908-97 Administrator 22 - Board of Directors (Principal) Up to 05/30/2021 No N/A Yes Pursuant to the Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. 0 N/A Manuel Lino Silva de Sousa Oliveira 03/03/1952 Belongs only to the Board of Directors 04/30/2021 Até a realização da Assembleia Geral Ordinária de 2023 548309587 Economist 22 - Board of Directors (Principal) 08/01/2021 No N/A Yes Pursuant to the Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. 0 N/A Marcelo Amaral Moraes 7/10/1967 Fiscal Council 04/30/2021 Until the 2022 Annual Shareholders’ Meeting 929.390.077-72 Bachelor’s degree in Economics 45 - F.C. (Principal) Elected by minority common shareholders Up to 05/30/2021 No N/A N/A N/A 17 100.00%

Marcus Vinícius Dias Severini 10/2/1957 Fiscal Council 04/30/2021 Until the 2022 Annual Shareholders’ Meeting 632.856.067-20 Accountant 45 - F.C. (Principal) Elected by minority common shareholders Up to 05/30/2021 No N/A N/A N/A 3 100.00% Vera Lucia de Almeida Pereira Elias 08/11/1958 Fiscal Council 04/30/2021 Until the 2022 Annual Shareholders’ Meeting 492.846.497-49 Accountant 48 - F.C. (Alternate) Elected by minority common shareholders Up to 05/30/2021 No N/A N/A N/A 0 N/A Cristina Fontes Doherty 5/26/1965 Fiscal Council 04/30/2021 Until the 2022 Annual Shareholders’ Meeting 803.661.047-72 Economist 45 - F.C. (Principal) Elected by minority common shareholders Up to 05/30/2021 No N/A N/A N/A 1 100.00% Nelson de Menezes Filho 10/8/1956 Fiscal Council 04/30/2021 Until the 2022 Annual Shareholders’ Meeting 756.878.878-49 Engineer 48 - F.C. (Alternate) Elected by minority common shareholders Up to 05/30/2021 No N/A N/A N/A 1 0.0015 Professional Experience/Declaration of Any Convictions/Independence Criteria BOARD OF DIRECTORS José Luciano Duarte Penido 091.760.806-25 He is a candidate for the position of Member and Chairman of Vale’s Board of Directors (where he has been a Member since May 2019), and at Vale he also holds the positions of Coordinator of the Sustainability Committee (since May 2019) and member of the Operational Excellence and Risk Committee (since May 2019). His main professional experience over the last five years includes: (i) Chairman of the Board of Directors of Fibria Celulose (from September 2009 to January 2019), a publicly-held company in the field of planted forests and pulp and paper production, controlled by BNDESPAR; (ii) Independent Member of the Board of Directors (from May 2017 to April 2019) of Banco Santander Brasil, a publicly-held financial institution; (iii) Independent Member of the Board of Directors of Copersucar S.A. (since 2013), a private company in the logistics and commercialization of sugar and ethanol; (iv) Independent Member of the Board of Directors of Química Amparo Ypê (from 2013 to December 2019), a private company in the manufacture and sale of household cleaning products; (v) Independent Member of the Board of Directors, the Human Talent Committee and the Audit and Risk

Committee of Algar S.A. (since 2015), a publicly-held company in the telecommunications, farming, hotel and entertainment sectors; (vi) Independent Member of the Board of Directors (since December 2020) of Hermes Pardini S.A., a publicly-held company in the diagnostic medicine industry. He holds a degree in Mining Engineering from the School of Engineering of the Federal University of Minas Gerais – UFMG (December 1970). Mr. José Luciano Duarte Penido declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. José Luciano Duarte Penido declared that he is not a politically exposed person, as defined in the applicable regulations. Mr. José Luciano Duarte Penido is a candidate for an independent member of the Company's Board of Directors in accordance with Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. Fernando Jorge Buso Gomes 370.624.177-34 He is a candidate for the position of Member and Vice-Chairman of Vale’s Board of Directors (a position which he has held since April 2015, having been appointed vice- chairman on May 3, 2019), and at Vale he also holds the positions of Coordinator of the Finance Committee (since December 2019), of which he was already a member (since April 2015) and Coordinator of the Personnel, Compensation and Governance Committee (since May 2019), and also held the positions of Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017), member of the Executive Development Committee (from April 2015 to October 2017), member of the Strategic Committee (from April to October 2017), Coordinator of the Sustainability Committee (from November 2017 to April 2019) and Member of the Personnel Committee (from November 2017 to April 2019). His main professional experience over the last five years includes: (i) Vice-Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), a privately-held holding company that exercised control of Vale until August 14, 2017, when it was merged into Vale, where he also held the position of Officer (from April 2015 to August 2017) and Member of the Board of Directors (from April 2015 to August 2017); (ii) Chief Executive Officer (since April 2015), Investor Relations Officer (since April 2015), Member of the Board of Directors (since July 2020) and Vice-Chairman of the Board of Directors (from April 2018 to April 2019) of Bradespar S.A., a publicly-held company; (iii) Member of the Board of Directors of 2B Capital S.A. (from November 2014 to December 2018), a private equity investment management company, where he also held the positions of (iv) Chief Executive Officer (from March 2015 to June 2016) and (v) Officer (from June 2016 to December 2018); (vi) Chief Executive Officer of Antares Holdings Ltda., a holding company of non-financial institutions (from April 2015 to April 2017); (vii) Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); and (viii) Officer of Millennium Security Holdings Corp., a holding company (since October 2015). He holds a Bachelor’s degree in Economics from Faculdades Integradas Bennett (June 1979). Mr. Fernando Jorge Buso Gomes declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Fernando Jorge Buso Gomes declared that he is not a politically exposed person, as defined in the applicable regulations. José Maurício Pereira Coelho 853.535.907-91 He is a candidate for the position of Member of Vale’s Board of Directors, where he held the position of Chairman since May 2019), and he is also a member of Vale’s Personnel, Compensation and Governance Committee (since May 2019) and a member of Vale’s Nomination Committee. His main professional experience over the last five years includes: (i) Chief Executive Officer (from January 2017 to July 2018) and member of the Board of Directors (from 2017 to 2018) of BB Seguridade Participações S.A., an insurance company; (ii) Vice-President of Financial Management and Investor Relations (from February 2015 to January 2017) and Finance Officer (from January 2012 to February 2015) of Banco do Brasil S.A., a publicly-held company in the financial sector; (iii) Member of the Board of Directors and Chairman of the Board of Directors of BB Mapfre SH1 Participações S.A., an insurance company (from January 2017 to July 2018); (iv) Member of the Board of Directors of CNSeg – Confederação Nacional das Empresas de Seguros Sociais, a company in the commercial banking sector (from January 2017 to July 2018); (vi) Member of the Board of Directors of IRB – Instituto de Resseguros do Brasil, a publicly-held reinsurance company (from March 2017 to March 2019); (vi) President of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, (since July 2018), a private pension entity; (vii) Member of the Board of Directors (since 2015) and member of the Audit and Risk Committee (since 2019) of Ultrapar Participações S.A., a company in the distribution of fuels, chemicals and logistics for liquid bulk cargo and pharmaceutical retail; and (viii) Chairman of the Advisory Board of Abrapp – Associação

Brasileira das Entidades Fechadas de Previdência Complementar, a closed private pension fund company (since 2018). He holds an undergraduate degree in Accounting from UNIGRANRIO (December 1990), an MBA in Finance and Capital Markets from Fundação Getúlio Vargas/Rio de Janeiro – FGV-RJ (March 1999), and completed a Specialization course in Governance at FGV-RJ (March 2003). Mr. José Maurício Pereira Coelho declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. José Mauricio Pereira Coelho declared that he is a politically exposed person, due to having held positions established in the bylaws at Banco do Brasil S.A. from 2009 to 2017 and at BB Seguridade Participações S.A. from 2017 to 2018. Eduardo de Oliveira Rodrigues Filho 442.810.487-15 He is a candidate for the position of Member of Vale’s Board of Directors (a position which he has held since May 2019), and at Vale he also holds the position of Coordinator of the Operational Excellence and Risk Committee (since May 2019), and served as a member of the Governance and Sustainability Committee (from April 2015 to October 2017), Alternate Member of Board of Directors (from 2011 to April 2019), Member of the Finance Committee (from April 2011 to April 2019) and Member of the Sustainability Committee (from November 2017 to 2019). His main professional experience over the last five years includes: (i) Principal Member of the Board of Directors of Valepar S.A. (from May 2014 to August 2017) a private holding company which exercised control of Vale until August 14, 2017, when it was merged into Vale; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since March 2008), a consulting company. He holds a degree in Civil Engineering from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ (July 1978) and a graduate degree in Transporting Planning from the University of Westminster (October 2000).Mr. Eduardo de Oliveira Rodrigues Filho declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Eduardo de Oliveira Rodrigues Filho declared that he is not a politically exposed person, as defined in the applicable regulations. Roger Allan Downey 623.291.626-34 He is a candidate for the position of Member of Vale’s Board of Directors (a position which he has held since December 2019), and at Vale he also holds the position of member of the Operational Excellence and Risk Committee (since January 2020), and has previously held the positions of (i) Executive Officer responsible for the business area – coal, fertilizers and strategy (from May 2012 to June 2017); and (ii) Strategic Marketing Manager for the Commercial Ferrous Metals area (from October 2002 to August 2005). His main professional experience over the last five years includes: (i) Chief Executive Officer of PrimaSea – Fertimar Mineração e Navegação SA (since March 2019), a Brazilian company in the field of fertilizers and animal nutrition, where he also holds the position of (ii) Member of the Board of Directors (since October 2018); and (iii) Chief Executive Officer of Vale Fertilizantes S.A. (from June 2012 to June 2017), company that was part of the Vale’s economic group, in the fertilizer sector. He holds a degree in Business Administration from the Australian National Business School (February 2003) and completed an MBA at the University of Western Australia (April 2003). Mr. Roger Allan Downey declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Roger Allan Downey declared that he is not a politically exposed person, as defined in the applicable regulations. Mr. Roger Allan Downey is a candidate for an independent member of the Company's Board of Directors in accordance with Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. Murilo César Lemos dos Santos Passos 269.050.007-87 He is a candidate for the position of Member of Vale’s Board of Directors (a position which he has held since December 2019), and he also holds the position of member of Vale’s Finance Committee (since January 2020). His main professional experience over the last five years includes: (i) Member of the Board of Directors of Odontoprev S.A.,

a company in the dental plan sector (since April 2008); (ii) Chairman of the Board of Directors of São Martinho S.A., a company in the ethanol sector (since 2020), where he also held the position of Member of the Board of Directors (from 2006 to 2020); (iii) Member of the Board of Directors of Suzano Holding S.A., a holding company in the paper and cellulose sector (since October 2018); (iv) Chairman of the Board of Directors of CPFL Energia, a company in the energy sector (between 2010 and 2017); (v) Chairman of the Board of Directors of CCR S.A., a Brazilian infrastructure, transport and services concession company (from 2017 to 2018); (vi) Member of the Management Committee of Suzano S.A., a company in the pulp and paper sector (from 2006 to 2019) and (vii) Chairman of the Board of Directors of Tegma Gestão Logística, a company in the logistics sector (since April 2017). He holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro – UFRJ (July 1971). Mr. Murilo César Lemos dos Santos Passos declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Murilo César Lemos dos Santos Passos declared that he is not a politically exposed person, as defined in the applicable regulations. Mr. Murilo César Lemos dos Santos Passos is a candidate for an independent member of the Company's Board of Directors in accordance with Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. Sandra Maria Guerra de Azevedo 947.562.798-72 She is a candidate for the position of Independent Principal Member of Vale’s Board of Directors (a position which she has held since October 2017), and she also holds a position of Member of Vale’s Personnel, Compensation and Governance Committee (since May 2019), and she previously held the position of Member of Vale’s Governance, Operational Excellence and Risk Committee (from November 2017 to April 2019). Her main professional experience over the last five years includes: (i) Chairman of the Board of Directors of Instituto Brasileiro de Governança Corporativa - IBGC, a non-profit institution (from March 2012 to March 2016); (ii) Member of the Board of Directors (from April 2015 to April 2018) of Vix Logística S.A., a publicly-held company in the logistics sector; (iii) Member of the Board of Directors of Companhia Paranaense de Energia - Copel S.A. (from October 2016 to April 2017), a publicly-held company in the electricity sector; (iv) Member of the Board of Directors of the Global Reporting Initiative – GRI (from January 2017 to December 2019), an international entity in the sustainability sector; (v) Member of the Board of Directors and Lead Independent Director of Granbio Investimentos S.A. (since August 2020), company that operates in the industrial biotechnology sector; and (vi) Founding Partner of Better Governance Consulting Services (since 2005), a consulting firm. She holds a degree in Social Communication – Journalism from Universidade Paulista (1977) and a Master’s Degree in Business Administration from University of São Paulo – USP (2009). Ms. Sandra Maria Guerra de Azevedo declared, for all legal purposes, that in the last five years she has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified her from the practice of any professional or commercial activity. Ms. Sandra Maria Guerra de Azevedo declared that she is not a politically exposed person, as defined in the applicable regulations. Ms. Sandra Maria Guerra de Azevedo is an independent member of the Company’s Board of Directors in accordance with the Independence Criteria of the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. Ken Yasuhara 234.081.558-44 He is a candidate for the position of Member of Vale’s Board of Directors, where he also holds the position of member of the Financial Committee (since June 2020) and Alternate Member of the Board of Directors (since December 2019). His main professional experience over the last five years includes: (i) Officer at Mitsui & Co. (since October 2019), a general trading company headquartered in Brazil, where he has previously taken the role of (ii) Iron Ore Division Manager (from June 2018 to October 2019) and (iii) Alternate Member of the Board of Directors of Alumina do Norte do Brasil (from June 2018 to September 2019), a Brazilian mining company. He holds a degree in Policy Management from Keio University in Japan (March 2001). Mr. Ken Yasuhara declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Ken Yasuhara declared that he is not a politically exposed person, as defined in the applicable regulations.

Elaine Dorward-King 567968437 She is a candidate for the position of Member of Vale’s Board of Directors. Her main professional experience over the last five years includes: (i) Member of the Board of Directors of Novagold Resources (since 2020); (ii) Member of the Board of Directors of Directors da Sibanye Stillwater (since 2020); (iii) Independent Member of the Board of Directors of Great Lakes Dredge & Dock Corporation, an American company in the industrial sector of supplying dredgers and lake drainage projects (since 2020); (iv) Member of the Board of Directors of Kenmare Resources, an Irish mining company (since 2019); (v) Executive Vice-Chairman of Environmental, Social and Governance Strategy (from 2019 to 2020) of Newmont Corporation, an American company in the production of copper, silver, zinc and lead, where she also held the position of (vi) Executive Vice-Chairman of Sustainability and External Relations (from 2013 to 2019). She holds a degree in Bachelor of Chemistry from Maryville University (1979) and a PhD in Chemistry from Colorado University (1984). Ms. Elaine Dorward-King declared, for all legal purposes, that in the last five years she has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified her from the practice of any professional or commercial activity. Ms. Elaine Dorward-King declared that she is not a politically exposed person, as defined in the applicable regulations. Ms. Elaine Dorward-King declared is an independent member of the Company’s Board of Directors in accordance with the Independence Criteria of the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. Clinton James Dines E4095584 He is a candidate for the position of Member of Vale’s Board of Directors. His main professional experience over the last five years includes: (i) Member of the Board of Directors of Fonterra Cooperative Group Limited, a New Zealand multinational dairy cooperative (since November 2015); (ii) Member of the Board of Directors of Zanaga Iron Ore Company Ltd., an iron ore exploration and development company, incorporated in the British Virgin Islands (since October 2010); (iii) Member of the Board of Directors of North Queensland Airports Australia, an aviation company located in Australia (from 2015 to 2019); (iv) Member of the Board of Directors of Aurecon Group, an Australian engineering, design and consultancy company (from 2014 to 2017); and (v) Officer of Moreton Bay Partners - Management Advisory, an independent Australian business consulting company (from 2015 to 2018). He holds a degree in Bachelor of Asian Studies, Economics and China from Griffith University (November 1978), and completed a Specialization course in International Management from INSEA (July 1996). Mr. Clinton James Dines declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Clinton James Dines declared that he is not a politically exposed person, as defined in the applicable regulations. Mr. Clinton James Dines is a candidate for an independent member of the Company's Board of Directors in accordance with Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. He also stated that he holds a position at Zanaga Iron Ore Company Ltd., which is a partner of Glencore PLC in the Zanaga Project, a potential competitor of Vale in formation, which is why he will only take office at Vale, after the end of his term of office at Zanaga, that is, on 8/1/2021. Maria Fernanda dos Santos Teixeira 765.087.908-97 She is a candidate for the position of Member of Vale’s Board of Directors. Her main professional experience over the last five years includes: (i) Partner at Entelekia Tecnologias do Conhecimento Ltda., a consultancy that operates in the Information Technology sector (from November 2018 to August 2020), where she also held the position of Chief Executive Officer (from November 2018 to December 2020); (ii) Independent member of the Audit Committee of SIMPAR S.A., a publicly-held company that acts as a Holding of non-financial institutions (since August 2020); (iii) Independent member of the Audit Committee of Vamos Locação de Caminhões, Máquinas e Equipamentos S.A., a publicly-held company in the car rental industry without drivers (since January 2021); (iv) Partner of FERENA Consultoria Empresarial Ltda., a consultancy company (since December 2016); (v) Independent member of the Audit Committee of JSL S.A., a publicly-held company in the road cargo transportation business (since May 2019); (vi) Advisory Board Member of VISOR ADL - Altius Serviços e Participações Ltda., company that operates in the fintech business (since May 2020); and (vii) Chairman of the Board of Directors of Pérola S.A., a company in the Fertilizer Storage services business (since June 2018). She holds a degree in Foreign Trade Administration from Metodista University in August 1982 and completed specializations in Management Intensive from Fundação Getúlio Vargas in June 1992, in IEP

International Executive Program from INSEA in December 1999 and in Making Corporate Boards more effective from Harvard Business School in July 2013. Ms. Maria Fernanda dos Santos Teixeira declared, for all legal purposes, that in the last five years she has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified her from the practice of any professional or commercial activity. Ms. Maria Fernanda dos Santos Teixeira declared that she is not a politically exposed person, as defined in the applicable regulations. Ms. Maria Fernanda dos Santos Teixeira declared is an independent member of the Company’s Board of Directors in accordance with the Independence Criteria of the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. Manuel Lino Silva de Sousa Oliveira 548309587 He is a candidate for the position of Member of Vale’s Board of Directors. His main professional experience over the last five years includes: (i) Senior Independent Officer of Antofagasta PLC, a publicly-held company in the field of natural resources and mining (since October 2011); (ii) Senior Independent Officer of Polymetal International PLC, a publicly-held company in the gold and silver mining industry, where he also serves as Headf of the Project and Audit Committees and Member of the Nomination Committee (since April 2018); and (iii) Non-Executive Director of Blackrock World Mining Investment Trust PLC, a British mining investment company (from February 2020 to April 2021). He holds a degree in Accounting and Business Economics from the University of Natal-Durban, South Africa, in December 1973, where he also completed a specialization in Accounting Theory in December 1975. He also completed specializations in chartered accountant and chartered management accountant by South African Institute of Chartered Accountants. Mr. Manuel Lino Silva de Sousa Oliveira declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Manuel Lino Silva de Sousa Oliveira declared that he is not a politically exposed person, as defined in the applicable regulations. Mr. Manuel Lino Silva de Sousa Oliveira is a candidate for an independent member of the Company's Board of Directors in accordance with Independence Criteria set forth in the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. He also declared that he holds the position of independent director at Antofagasta plc, where he will transition over the next few months, and that he will end his term as Director of the Blackrock World Mining Trust plc, aiming to resolve situations of potential conflict of interest, which is why only will take office at Vale on 08/01/2021. FISCAL COUNCIL Marcelo Amaral Moraes 929.390.077-72 He is a candidate for the position of Principal Member of Vale’s Fiscal Council (a position which he has held since May 2004); he previously held the position of Alternate Member of Vale’s Board of Directors (from May to August 2003). His main professional experience over the last five years includes: (i) Member of the Board of Directors of CPFL Energia S.A., a publicly-held company in the energy sector (since April 2017); (ii) Member of the Audit Committee of Aceco TI S.A., a private corporation in the construction sector (from March 2016 to April 2018); (iii) Member of the Board of Directors of Eternit S.A. (from April 2016 to April 2018), a publicly-traded company with operations in a variety of areas such as agriculture, gold buying and selling, industrialization of cement, concrete and plaster products, among others; (iv) Member of the Audit Committee of Gol Linhas Aéreas Inteligentes S.A. (since May 2018), a publicly-held company in the air transport sector; (v) Member of the Fiscal Council of Linx S.A. (since May 2018), a publicly-held company in the technology sector; and (vi) Member of the Fiscal Council of Ultrapar Participações S.A., a holding company (since May 2019). He holds a degree in Economics from the Federal University of Rio de Janeiro – UFRJ (January 1991), completed an MBA in Business Administration from COPPEAD Business School at UFRJ (November 1993), and a graduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas – FGV (November 2003) . Mr. Marcelo Amaral Moraes declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Marcelo Amaral Moraes declared that he is not a politically exposed person, as defined in the applicable regulations. Marcus Vinícius Dias Severini 632.856.067-20 He is a candidate for the position of Principal Member of Vale’s Fiscal Council (a position which he has held since April 2017), and he has also worked as Vale’s Controllership Officer (from October 1994 to March 2015). His main professional experience over the last five years includes: (i) Member of the Audit Committee of Fundação Vale do Rio Doce de Seguridade Social – VALIA, a private, non-profit supplementary pension entity, created by Vale (since January 2019); (ii) Member of the Fiscal Council of BRF S.A. (from April 2015 to April 2019), a publicly-held company in the food industry; and (iii) Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. (from April 2015 to April 2018), a publicly-held company operating in the civil construction sector. He holds a degree in Electrical Engineering from Universidade Federal Fluminense – UFF (December 1979), and in Accounting Science from UniverCidade (December 2003). He also completed a specialization course in Economic Engineering at UniSUAW (December 1981), a specialization course in Business Management at Fundação Dom Cabral (FDC) (December 2004), the Senior Leadership Program at MIT – Sloan School of Management (September 2005) and The Mastering Leadership Challenges Program at IMD International (September 2007). Mr. Marcus Vinícius Dias Severini declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Marcus Vinícius Dias Severini declared that he is not a politically exposed person, as defined in the applicable regulations. Cristina Fontes Doherty 803.661.047-72 She is a candidate for the position of Principal Member of Vale’s Fiscal Council (a position which he has held since May 2020); at Vale she has also worked as: Economist (from 1992 to 1995), Financial Economic Analyst (from 1996 to 1998), Business Analyst (from 1998 to 2001), Project Coordinator (from 2002 to 2004), Business Development Executive Coordinator (from 2005 to 2007), General Manager of Business Development and Management (from 2008 to 2012), Alternate Member of the Board of Directors of CSP - Companhia Siderúrgica do Pecém (from March 2011 to July 2016), Alternate Member of the Board of Directors of Thyssenkrupp Companhia Siderúrgica do Atlântico (from January 2012 to May 2016), Principal Member of the Operations and Financial Committee of California Steel (from July 2013 to July 2016), Principal Member of the Board of Directors of Vale Omã (from September 2013 to July 2016) and General Manager for Equity Holdings Management (from 2013 to July 2016). Her main professional experience over the last five years includes: (i) Member of the Fiscal Council of Invepar, a Brazilian company in the road, airport and urban mobility concessions sector (since May 2019). She holds a degree in Economics from Faculdade Cândido Mendes in Ipanema, Rio de Janeiro (July 1988) and concluded an MBA in Executive Finance at the Instituto Brasileiro de Mercado de Capitais in Rio de Janeiro – IBMEC/RJ (September 1996) and an MBA in Strategic Business Management at the University of São Paulo – USP (August 2004). Ms. Cristina Fontes Doherty declared, for all legal purposes, that in the last five years she has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified her from the practice of any professional or commercial activity. Ms. Cristina Fontes Doherty declared that she is not a politically exposed person, as defined in the applicable regulations. Nelson De Menezes Filho 756.878.878-49 He is a candidate for the position of Alternate Member of Vale’s Fiscal Council (a position which he has held since May 2019). His main professional experience over the last five years includes: (i) Member of the Fiscal Council of Embraer S.A. (from April 2013 to April 2015), a publicly-held company in the industrial and aeronautical sector; (ii) Member of the Board of Directors of Beta Securitizadora S.A. (from May 2016 to January 2019), a company in the financial services sector; (iii) Officer of BANIF – Banco Inter do Funchal S.A. (from February 2016 to August 2017), a company in the financial services sector, where he was also Chief Auditor (from October 2012 to February 2016); (iv) Officer of BANIF – Banco de Investimento S.A. (from February 2016 to August 2017), a company in the financial services sector, where he also acted as Chief Auditor (from October 2012 to February 2016); (v) Executive Manager (Internal Audit) of Banco do Brasil S.A. (from February 2009 to October 2012), a publicly-traded company in the financial sector; and **(vi)** Chairman of the Audit Committee of COOPERFORTE – Cooperativa de Economia e Crédito (since October 2018), a company in the financial services sector. He holds a degree in Metallurgical Engineering from Faculdade de Engenharia Industrial – FEI (June 1980) and completed an MBA in Audit at FIPECAFI Accounting and Finance School of the University of São Paulo – USP (July 1998). Mr. Nelson de Menezes Filho declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Nelson de Menezes Filho declared that he is not a politically exposed person, as defined in the applicable regulations.

Vera Lucia de Almeida Pereira Elias
492.846.497-49
She is a candidate for the position of Alternate Member of Vale's Fiscal Council. Her main professional experience over the last five years includes: **(i)** Member of the Statutory Audit Committee of Banco do Brasil S.A. (since February 2021), a publicly-held company in the financial sector; **(ii)** Member of the Statutory Audit Committee of the Casa da Moeda do Brasil (from June 2018 to September 2020), a state-owned currency and paper currency printing company in Brazil; **(iii)** Member of the Statutory Audit Committee of Fibria Celulose (from May 2018 to January 2019), a publicly-held company of planted forests and pulp and paper production sector; **(iv)** Member of the Fiscal Council of Indústrias ROMI S.A. (since March 2020), a company in the industrial machinery and equipment business; **(v)** Member of the Fiscal Council of Neoenergia S.A. (from March 2017 to March 2020), a company in the energy generation, transmission and distribution sector; **(vi)** Member of the Fiscal Council of SCP Copacabana Design Hotel (from April 2016 to 2019), a company in the hotel industry; and **(vii)** Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia (from April 2015 to April 2018), a company of engineering products and services sector. She holds a degree in Accounting from the Federal University of Rio de Janeiro - UFRJ in December 1979 and from the State University of Rio de Janeiro - UERJ, where she also graduated in Law in December 1984. She completed an MBA in Finance from Instituto Brasileiro de Mercado de Capitais – IBMEC in December 1994, where she also completed a specialization course in Corporate Governance in December 2001. She participated in the Executive Education Program of the Darden Graduate School of Business Administration at the University of Virginia (USA) in July 1996 and is certified as a Counselor by the Instituto Brasileiro de Governança Corporativa – IBGC and by the Instituto de Certificação Institucional dos Profissionais de Seguridade Social - ICSS. Ms. Vera Lucia de Almeida Pereira Elias declared, for all legal purposes, that in the last five years she has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the CVM, or convicted by an unappealable decision at the judicial or administrative level, that has suspended or disqualified her from the practice of any professional or commercial activity. Ms. Vera Lucia de Almeida Pereira Elias declared that she is not a politically exposed person, as defined in the applicable regulations.

12.7 / 8 - Composition of committees created under the bylaws and audit, financial and compensation committees

Name	**Type of Committee**	**Elective position held**	**Profession**	**Election date**	**Term of office**
CPF or passport number	**Description of other committees/Description of other positions held**	**Number of Consecutive Terms**	**Date of Birth**	**Investiture Date**	**% of member's participation in meetings held after investiture**
Other positions and roles held in the issuer		**Independent Member?**	**Criteria used to determine independence**		
Fernando Jorge Buso Gomes	Finance Committee	Coordinator	Banker	5/3/2019	Until the 2021 Annual Shareholders' Meeting
370.624.177-34	N/A	3	6/6/1956	5/3/2019	100.00%

Member and Vice Chairman of Vale's Board of Directors and Coordinator of the Personnel, Compensation and Governance Committee.		No	N/A		
Murilo César Lemos dos Santos Passos	Finance Committee	Member of the Committee (Principal)	Chemical Engineer	23/01/2020	Until the 2021 Annual Shareholders' Meeting
269.050.007-87	N/A	0	7/6/1947	23/01/2020	100.00%
Member of the Board of Directors		No	N/A		
Ken Yasuhara	Finance Committee	Member of the Committee (Principal)	Bachelor in Administration	06/10/2020	Until the 2021 Annual Shareholders' Meeting
26234.081.558-44	N/A	0	01/02/1978	06/12/2020	100.00%
Member of the Board of Directors		No	N/		
José Luciano Duarte Penido	Other Committees	Coordinator	Mining Engineer	5/3/2019	Until the 2021 Annual Shareholders' Meeting
091.760.806-25	Sustainability Committee	0	3/8/1948	5/3/2019	100.00%
Chairman of Vale's Board of Directors and the Operational Excellence and Risk Committee.		No	N/A		
Fernando Jorge Buso Gomes	Other Committees	Coordinator	Banker	5/3/2019	Until the 2021 Annual Shareholders' Meeting
370.624.177-34	Personnel, Compensation and Governance Committee	2	6/6/1956	5/3/2019	100.00%
Vice Chairman of Vale's Board of Directors and Coordinator of the Finance Committee.		No	N/A		
Sandra Maria Guerra de Azevedo	Other Committees	Member of the Committee (Principal)	Businesswoman	5/3/2019	Until the 2021 Annual Shareholders' Meeting
947.562.798-72	Personnel, Compensation and Governance Committee	0	04/27/1955	5/3/2019	100.00%
Independent Effective Member of Vale's Board of Directors		No	N/A		
José Maurício Pereira Coelho	Other Committees	Member of the Committee (Principal	Banker	5/3/2019	Until the 2021 Annual Shareholders' Meeting
853.535.907-91	Personnel, Compensation and Governance Committee		08/04/1966	5/3/2019	100.00%
Member of Vale's Board of Directors		No	N/A		
Eduardo de Oliveira Rodrigues Filho	Other Committees	Coordinator	Engineer	5/3/2019	Until the 2021 Annual Shareholders' Meeting

442.810.487-15 Operational Excellence and Risk Committee. 0 8/20/1954 5/3/2019 10.00% Member of Vale’s Board of Directors. No N/A José Luciano Duarte Penido Other Committees Member of the Committee (Principal) Mining Engineer 5/30/2019 Until the 2021 Annual Shareholders’ Meeting 091.760.806-25 Operational Excellence and Risk Committee. 0 3/8/1948 5/30/2019 93% Member of Vale’s Board of Directors and member of the Sustainability Committee. No N/A Roger Allan Downey Other Committees Member of the Committee (Principal) Administrator 1/23/2020 Until the 2021 Annual Shareholders’ Meeting 623.291.626-34 Operational Excellence and Risk Committee. 0 4/1/1967 1/23/2020 100.00% Principal Member of the Board of Directors. No N/A José Maurício Pereira Coelho Other Committees Member of the Committee (Principal) Banker 07/22/2020 Until the 2021 Annual Shareholders’ Meeting 853.535.907-91 Nomination Committee 0 08/04/1966 07/22/2020 100.00% Member of Vale’s Board of Directors, member of the Personnel, Compensation and Governance Committee No N/A Professional Experience/Declaration of Any Convictions/Independence Criteria Fernando Jorge Buso Gomes 370.624.177-34 Mr. Fernando Jorge Buso Gomes is not an independent member of the Finance Committee or the Personnel, Compensation and Governance Committee. For further information, since Mr. Fernando Jorge Buso Gomes is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Murilo César Lemos dos Santos Passos 269.050.007-87 Mr. Murilo César Lemos dos Santos Passos is not an independent member of the Finance Committee, however, he is a candidate for an independent member of the Board of Directors in accordance with the Independence Criteria of the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. For further information, since Mr. Murilo César Lemos dos Santos Passos is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Ken Yasuhara 234.081.558-44 Mr. Ken Yasuhara is not an independent member of the Finance Committee or the Personnel, Compensation and Governance Committee. For further information, since Mr. Ken Yasuhara is a member of the Board of Directors, see item 12.5/6 of this Reference Form.

José Luciano Duarte Penido 091.760.806-25 Mr. José Luciano Duarte Penido is not an independent member of the Sustainability Committee or the Operational Excellence and Risk Committee, however, he is a candidate for an independent member of the Board of Directors in accordance with the Independence Criteria of the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. For further information, since Mr. José Luciano Duarte Penido is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Sandra Maria Guerra de Azevedo 947.562.798-72 Ms. Sandra Maria Guerra de Azevedo is not an independent member of the Personnel, Compensation and Governance Committee, however, she is an independent member of the Company’s Board of Directors, in accordance with the Independence Criteria of the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. For further information, since Ms. Sandra Maria Guerra de Azevedo is an independent principal member of the Board of Directors, see item 12.5/6 of this Reference Form. José Maurício Pereira Coelho 853.535.907-91 Mr. José Maurício Pereira Coelho is not an independent member of the Personnel, Compensation and Governance Committee and of the Nomination Committee. For further information, since Mr. José Maurício Pereira Coelho is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Mr. Eduardo de Oliveira Rodrigues Filho is not an independent member of the Operational Excellence and Risk Committee. For further information, since Mr. Eduardo de Oliveira Rodrigues Filho is a Member of the Board of Directors, see item 12.5/6 of this Reference Form. Roger Allan Downey 623.291.626-34 Mr. Roger Allan Downey is not an independent member of the Operational Excellence and Risk Committee, however, he is an independent member of the Company’s Board of Directors, in accordance with the Independence Criteria of the Novo Mercado Listing Rules and Paragraph 4 of Article 11 of Vale's Bylaws. For further information, since Mr. Roger Allan Downey is a member of the Board of Directors, see item 12.5/6 of this Reference Form.

12.9 - Existence of a marital relationship, civil union or kinship up to the 2nd degree related to the members of management of the issuer, subsidiaries and controlling companies Justification for not filling out the table: All members of Vale’s Board of Directors, Executive Board and Fiscal Council have declared individually and for all legal purposes that there is no marital relationship, civil union or kinship up to the second degree between them and (i) other members of Vale’s management; (ii) members of management of the direct or indirect subsidiaries of Vale; (iii) direct or indirect controlling companies of Vale; and (iv) members of management of Vale’s direct and indirect controlling companies. Moreover, all members of the Board of Directors, Executive Board and Fiscal Council of the direct and indirect subsidiaries of Vale have declared, individually and for all legal purposes, that there is no marital relationship, civil union or kinship up to the second degree between them and direct or indirect controlling companies of Vale.

12.10 - Relationships of subordination, provision of services or control between members of management and subsidiaries, controlling companies and others Identification CPF/CNPJ Type of Relationship of member of management with related person Type of related person Position/Role Fiscal Year 12/31/2020 Member of Issuer’s Management José Maurício Pereira Coelho 853.535.907-91 Subordination Shareholder with relevant participation Board Member Related person Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI. 33.754.482/0001-24 Remark Mr. José Maurício Pereira Coelho is President of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, which holds an direct interest in the Company. Identification CPF/CNPJ Type of Relationship of member of management with related person Type of related person Position/Role Fiscal Year 12/31/2019 Member of Issuer’s Management José Maurício Pereira Coelho 853.535.907-91 Subordination Shareholder with relevant participation Board Member Related person Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI. 33.754.482/0001-24 Remark Mr. José Maurício Pereira Coelho is President of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, which holds an direct interest in the Company. Identification CPF/CNPJ Type of Relationship of member of management with related person Type of related person Position/Role Fiscal Year 12/31/2018 Member of Issuer’s Management José Maurício Pereira Coelho 853.535.907-91 Subordination Shareholder with relevant participation Board Member Related person Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI. 33.754.482/0001-24 Remark Mr. José Maurício Pereira Coelho is President of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, which holds an direct interest in the Company.

Identification CPF/CNPJ Type of Relationship of member of management with related person Type of related person Position/Role Fiscal Year 12/31/2020 Member of Issuer’s Management Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Provision of Services Shareholder with relevant participation Board Member Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Remark Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company. Identification CPF/CNPJ Type of Relationship of member of management with related person Type of related person Position/Role Fiscal Year 12/31/2019 Member of Issuer’s Management Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Provision of Services Shareholder with relevant participation Board Member Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Remark Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company. Identification CPF/CNPJ Type of Relationship of member of management with related person Type of related person Position/Role Fiscal Year 12/31/2018 Member of Issuer’s Management Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Provision of Services Shareholder with relevant participation Board Member Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Remark

Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company.

Annex IV - Information on each of the candidates nominated for election/re-election, pursuant to the terms of items 12.5 to 12.10 of the Reference Form, as per correspondence dated 03.11.2021

São Paulo, March 11, 2021 To VALE S.A Praia de Botafogo, nº 186, 18th floor - Oscar Niemeyer Tower Rio de Janeiro/RJ Att. Mr. Luciano Siani Pires- Investor Relations Director Mr. José Maurício Pereira Coelho- Chairman of the Board of Directors Ref.: Request to include the indication of candidates in the Remote Voting Bulletin and in the ADR Proxy Card, as well as to adopt the multiple vote process. Dear Sirs, GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, registered in the CNPJ/MF under nº 08.935.128/0001-59, herein represented by its manager PLURAL INVESTIMENTOS GESTÃO DE RECURSOS LTDA, registered in the CNPJ/MF under o nº 09.630.188/0001-26, with headquarters in the City of São Paulo, State of São Paulo, at Rua Surubim, n° 373, 4th floor, as a shareholder represented herein in the form of its articles of incorporation; VICTOR ADLER, Brazilian, lawyer, divorced registered in the CPF/MF under n° 203.840.097-00, with office at Assembleia Street, 10 - Group 2.701, Centro, Rio de Janeiro/ RJ, represented herein by its attorney-in-fact; VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., registered in the CNPJ/MF under nº 14.338.516/0001-60, with headquarters at Assembleia Street, nº 10 GROUP 2701, Centro, Rio de Janeiro/RJ, Zip Code: 20011-901, represented in the form of its bylaws; TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO EM AÇÕES, registered in the CNPJ/MF under nº 11.046.362/0001-30, represented by its manager TEMPO CAPITAL GESTÃO DE RECURSOS LTDA, registered in the CNPJ/MF under nº 00.533.944/0001-24, with headquarters at Rua do Carmo, nº 08, rooms 501 and 502, Centro, Rio de Janeiro/RJ; ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES, registered in the CNPJ nº 07.670.115/0001-32; SPARTA FUNDO DE INVESTIMENTO EM AÇÕES-BDR NÍVEL I, registered in the CNPJ under nº 06.134.949/0001-60; ARGUCIA ENDOWMENT FUNDO DE INVESTIMENTO MULTIMERCADO, registered in the CNPJ under nº 11.175.990/0001-15; DUST FUNDO DE INVESTIMENTO EM AÇÕES-BDR NÍVEL I, registered in the CNPJ under nº 32.101.935/0001-50, herein represented by its manager ARGUCIA CAPITAL GESTÃO DE RECURSOS LTDA, herein represented by its manager under nº 07.221.832/0001-87, with headquarters at Assembleia Street, nº10, room 3701, Centro, Rio de Janeiro/RJ, represented in this act in the form of its social contract; RPS EQUITY HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, registered in the CNPJ under nº 25.328.809/0001-78; RPS FUNDO DE INVESTIMENTO EM AÇÕES SELECTION MASTER, registered in the CNPJ under nº 28.589.709/0001-93; RPS LONG BIAS SELECTION FUNDO DE INVESTIMENTO EM AÇÕES, registered in the CNPJ under nº 32.041.557/0001-67; RPS PREV ABSOLUTO ICATU FUNDO DE INVESTIMENTO MULTIMERCADO MASTER, registered in the CNPJ under nº 31.908.037/0001-46; RPS SISTEMÁTICO FUNDO DE INVESTIMENTO EM AÇÕES, registered in the CNPJ under nº 35.001.464/0001-05; RPS TOTAL RETURN MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, registered in the CNPJ under nº 18.611.600/0001-51, represented in this act by its manager RPS CAPITAL ADMINISTRADORA DE RECURSOS LTDA, registered in the CNPJ under nº 17.839.284/0001-07, with headquarters at Iguatemi Street, nº 151, cj.72, Itaim, São Paulo/SP, Zip Code: 01.451-011, in their capacity as shareholders of VALE S.A. (“Company”), as evidenced by the attached documents , come, in the form of CVM Instruction 481/09, request the inclusion in the Remote Voting Bulletin of the Annual General Meeting of 2021 (“AGO”) e and on the Proxy Card for ADRs holders – American Deposity Receipts (not subject even to the percentage of capital stock requirements for such inclusion5) of the following indication: MARCELO GASPARINO DA SILVA, Brazilian, married, lawyer, enrolled in the CPF/MF under nº 807.383.469-34, resident and domiciled at Rua Esteves Junior, 605, apt 1411, Florianópolis/SC, Zip Code: 88015-130, to run for the position of Board Member. MAURO GENTILE RODRIGUES DA CUNHA, Brazilian, married, consultant, bearer of ID RG nº 404.399, issued by the Ministry of Navy (RJ) on November 11, 1991, enrolled in the CPF/MF under nº 004.275.077-66, resident and domiciled at Pedro Avancine Street, 363, apartment 83E, São Paulo, SP, Zip Code 05679-160, to run for the position of Director. ROBERTO DA CUNHA CASTELLO BRANCO, Brazilian, married, economist, holder of the Identity Card RG nº 1895832, issued by IFP/RJ and by CORECON/RJ under nº 13.170, enrolled in the CPF/MF 807.383.469-34, resident and domiciled at Borges de Medeiros Street, nº 2385, apt.302, Lagoa, Rio de Janeiro/RJ, to run for the position of Member of the Board of Directors. RACHEL DE OLIVEIRA MAIA, Brazilian, single, accountant, RG 20.091.578-2, enrolled in the CPF under nº 143.363.438-45, resident and domiciled at Nações Unidas Avenue, 14.401 – Tarumã Tower - Room1302 - 13th floor - Zip Code: 04794-000, to run for the position of Director. These candidates will run considering the election modalities established in Art. 141 §1 of Law No. 6404/76 ("Corporation Law"), with adoption of the multiple vote process, if installed the adhesion of other shareholders to this process, as even possible under the terms of the existing mandatory questions of the Distance Voting Bulletin - BVD, where shareholders holders of common shares. In case the Multiple Voting percentage is not reached, the shareholders emphasize that the candidates for the candidates to the Board of Directors will run through the majority election process. The candidate Roberto da Cunha Castello Branco will also run for the position of the Chairman of the Board of Director. The candidate Mauro Gentile Rodrigues da Cunha will also run for the position of Vice Chairman of the Company's Board of Directors. For the Fiscal Council, pursuant to article 161, paragraph 4, item "a", second part of Law 6,404/76 ("S/A Act"), in which the common stockholders vote: RAPHAEL MANHÃES MARTINS, Brazilian, lawyer, enrolled in the CPF/MF under nº 096.952.607-56, with professional address at Araújo Porto Alegre Street, nº32, room 1102, Centro, Rio de Janeiro/RJ, to run for the position of titular fiscal council member and ADRIANA DE ANDRADE SOLÉ, Brazilian, married, engineer, bearer of the Identity Card R.G. nº 777.552, enrolled in the CPF/MF under nº 378.627.316-20, with address at São Domingos do Prata Street, nº 510, Santo Antônio, Belo Horizonte/MG, Zip Code: 30330-110, to run for the position of alternate fiscal councilor. The Reference and Resume Forms are attached to this letter and the candidates inform that if elected, they will sign the Declaration of Clearance, in accordance with the provisions the corporate legislation in force. The shareholders also request that this letter be disclosed on the world wide web internet through the empresas.net system at the site of the Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). 5 SEP/CVM has understood in a Consultation made to Petrobras that the Company may include the names of minority candidates in the Proxy Card so that holders of ADRs (BDRs) can fully exercise their voting right.

Note, in particular, the importance of communicating such applications to representatives of non-resident investors, in the English language, and no less important, that the disclosure be made in the exact terms of this letter, with full transparency of the manner and procedures by which the candidates are positioning themselves and their respective resumes. Finally, without prejudice to the disclosure of the candidates through the Remote Voting Bulletin, the shareholders also request that the American Depositary Receipt - ADR Voting Ballot contain the same information, avoiding that shareholders, especially non-resident ones, may find different voting different voting situations for the same matters. In view of the above, the shareholders request the analysis and manifestation by the Company regarding the documental regularity of this letter, as well as the inclusion of the names of the candidates indicated to the Board of Directors and Fiscal Council in the Distance Voting Bulletin - BVD, pursuant to ICVM 481/09 and in the Proxy Card of ADR holders, so that the other shareholders of the Company may become indications, without loss to the other publicity required herein. Furthermore, all communications referring to this document may be made in writing and delivered (E-mail) or by mail, with proof of receipt, to the addresses below receipt, at the addresses below: Brigadeiro Faria Lima Avenue, nº 3015, 9th floor, Zip Code: 01452-000, for the attention of Daniel Alves Ferreira, e-mail: daniel.ferreira@alfm.adv.br . Yours Sincerely, GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES RPS EQUITY HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO RPS FUNDO DE INVESTIMENTO EM AÇÕES SELECTION MASTER RPS LONG BIAS SELECTION FUNDO DE INVESTIMENTO EM AÇÕES RPS PREV ABSOLUTO ICATU FUNDO DE INVESTIMENTO MULTIMERCADO MASTER RPS SISTEMÁTICO FUNDO DE INVESTIMENTO EM AÇÕES RPS TOTAL RETURN MASTER FUNDO DE INVESTIMENTO MULTIMERCADO P.P. DANIEL ALVES FERREIRA GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES RPS EQUITY HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO RPS FUNDO DE INVESTIMENTO EM AÇÕES SELECTION MASTER RPS LONG BIAS SELECTION FUNDO DE INVESTIMENTO EM AÇÕES RPS PREV ABSOLUTO ICATU FUNDO DE INVESTIMENTO MULTIMERCADO MASTER RPS SISTEMÁTICO FUNDO DE INVESTIMENTO EM AÇÕES RPS TOTAL RETURN MASTER FUNDO DE INVESTIMENTO MULTIMERCADO P.P. DANIEL ALVES FERREIRA

VALE S.A. ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM Candidate appointed to the Board of Directors 12.5 Enrolment data and professional experience: Name Date of Birth Age Profession Roberto da Cunha Castello Branco 07/20/1944 76 EXECUTIVE AND ECONOMIST CPF (Individual Taxpayer Id. No.) or Passport (PAS) Elective Position Held Election Date Investiture Date 031,389,097-87 Member of the Board of Directors 04/30/2021 04/30/2021 Term of Office Other Offices and Positions Held at the Company Indication Whether Elected by Parent None No Indication if an Independent Member Number of Consecutive Terms Yes 01 Professional Experience Economist, Ph.D. in Economics from EPGE/FGV and Post Doctoral Fellow, University of Chicago, Affiliate Professor (Emeritus) at FGV’s Graduate School of Economics. Executive training at Sloan School of Management, IMD and Chicago Booth School of Business. He has been Chairman and Member of the Board of Directors of Petrobras since January 2019. He implemented a transformational agenda aimed at creating shareholder value, with a strategy focused on efficient capital allocation, reducing the cost of capital, low costs, meritocracy, operational security and climate change, accompanied by cultural transformation and digital transformation. In his management, Petrobras recorded total net income of US$ 11.3 billion, operating cash flow of US $ 54.5 billion, investment of US$ 35 billion and debt reduction of US $ 36 billion. The @EVA system was implemented, using digital tools, data and video analytics, artificial intelligence, and robotization to generate value. Assets worth US$ 18.1 billion were divested, with 50 assets in various stages of sale, as well as 550 properties and 50,000 tons of scrap. 14 offices abroad and 15 administrative buildings in Brazil were closed, 1500 commissioned positions were eliminated, and the number of employees was reduced by 23%. The employee’s pension fund and health plan were restructured, the two largest sources of actuarial liabilities. In the social area, activities were concentrated on socio-environmental actions and education. Commitments were made to significantly reduce carbon emissions and increase carbon capture and water reuse for 2030 A The company overcame the enormous challenges posed by the global recession and the pandemic in 2020 with oil and natural gas production records and oil and fuel oil exports, new global benchmark for operational security in the oil industry, lower oil extraction costs in Petrobras' history, lower general and administrative expenses in the last 10 years and record free cash flow of US$ 22.1 billion. His main skills are leadership and strategy, people management, applied economics and finance, M&A, capital markets, and corporate governance. He has extensive knowledge of the mining and metals, oil and natural gas businesses. He was director of Vale S.A., Central Bank of Brazil, executive director of Banco Boavista, Banco Boavista de Investimento and Banco Inter Atlântico, Chief Executive Officer of IBMEC, and Director of the Center for Studies in Economic Growth and Development at FGV. He was a Member of the Board of Directors of Petrobras (2015-2016), Invepar (2017-2018) and GRU Airport (2018). He was Vice President of the Brazil-Canada Chamber of Commerce, director of AMCHAM Rio, member of ABRASCA and IBEF and member of the Board of Trustees of FGV. Declaration of Any Convictions

Roberto da Cunha Castello Branco, has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity. 12.5 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture: Director Participation at the meetings (%) Roberto da Cunha Castello Branco - 12.7. Information mentioned in item 12.5 in relation, to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even when such committees or structures are statutory: Not applicable since the candidate currently does not participate in any committee at the Company. 12.8. Information on the performance acting as member of the statutory committees, as well as audit, risk, financial, and compensation committees: Not applicable since the candidate currently does not participate in any committee at the Company. 12.9 Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. Company's directors There is no kinship relationship between the directors indicated among themselves. b. (i) Company's directors and (ii) directors of companies directly or indirectly controlled by the Company There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company. c. (i) Company's directors or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company. There is no kinship relationship between the members of the board of directors indicated and the controllers of the Company. d. (i) Company's directors and (ii) directors of the direct and indirect controlling companies of the Company. There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of direct or indirect parents of the Company.

12.10. Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between Company's directors. a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Member indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company’s parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company’s parents. c. if relevant, supplier, customer, debtor or creditor of the Company, of its controlled or parent company, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies.

VALE S.A.

ITEMS 12.5 TO 12.10 OF THE

REFERENCE FORM

Candidate appointed to the Board of Directors

12.5 Enrollment data and professional experience:

Name	Date of Birth	Age	Profession
Mauro Gentile Rodrigues da Cunha	06/11/1971	**49**	Consultant
CPF (Individual Taxpayer Id No.) or Passport (PAS)	**Elective Position Held**	**Election Date**	**Investiture Date**
004.275.077-66	Board of Directors	04/30/2021	04/30/2021
Term of Office	**Other Offices and Positions Held at the Company**	**Indication if Elected by the Controller**	
	None	No	
Indication if an Independent Member		**Number of Consecutive Terms**	
Yes		0	
Professional Experience			
Graduated in Economics from the Pontifical Catholic University of Rio de Janeiro and with an MBA from the University of Chicago, he has more than 27 years of experience in the capital markets and corporate governance. He was Chairman of the Board of Directors of Caixa Econômica Federal between 2019 and 2020. He served from 2012 to 2019 as President of AMEC - Association of Investors in the Capital Markets. Before that, he worked in several asset managers and financial institutions, including Mauá Investimentos, Franklin Templeton (Brazil), Bradesco Templeton, Investidor Profissional, among others. He was also Chairman of the Board of Directors of IBGC - Brazilian Institute of Corporate Governance, and has been participating in boards of publicly-held companies since 1999, including serving on four audit committees, 2 of which are companies listed on the NYSE, 2 of companies without controlling shareholders and having chaired 2 of these committees. Between 2013 and 2015, he was an independent member of Petrobras' Board of Directors, in the midst of the biggest corporate crisis in Brazilian history. He is a member of the Board of Directors of Eletrobras, brMalls, Totvs and Klabin.			
Declaration of Any Convictions			
Mauro Gentile Rodrigues da Cunha, has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity.			

12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture:

Director	Participation at the meetings (%)
Mauro Gentile Rodrigues da Cunha	Not applicable

12.7. Information mentioned in item 12.5 in relation, to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even when such committees or structures are statutory:

Not applicable, since the candidate currently does not participate in any committee at the Company.

12.8. Information on the performance acting as member of the statutory committees, as well as audit, risk, financial, and compensation committees:

Not applicable, since the candidate currently does not participate in any committee at the Company.

Information on the existence of marital relationship, steady union or kinship up to the third degree with:

a. Company's directors

There is no kinship relationship between the directors indicated among themselves. b. (i) Company's directors and (ii) directors of companies directly or indirectly controlled by the Company There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company. c. (i) Company's directors or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company. There is no kinship relationship between the members of the board of directors indicated and the controllers of the Company. d. (i) Company's directors and (ii) directors of the direct and indirect controlling companies of the Company. There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10. Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between Company's directors. a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company’s parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company’s parents. c. if relevant, supplier, customer, debtor or creditor of the Company, of its controlled or parent company, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the Member indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies.

VALE S.A. ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM Candidate appointed to the Board of Directors 12.5 Enrolment data and professional experience: Name Date of Birth Age Profession Marcelo Gasparino da Silva 13/02/1971 50 Advising Lawyer CPF (Individual Taxpayer Id No.) or Passport (PAS) Elective Position Held Election Date Investiture Date 807.383.469-34 Board of Directors 04/30/2021 04/30/2021 Term of Office Other Offices and Positions Held at the Company Indication if Elected by the Controller None No Indication if an Independent Member Number of Consecutive Terms Yes 01 Professional Experience

Lawyer graduated at the Federal University of Santa Catarina and Specialist in Corporate Tax Administration at ESAG. Executive training in mergers and acquisitions at the London Business School, and at the CEO FGV (IBE/FGV/IDE). Professor at Fundação ENÁ – Government School for certification of administrators of state-owned companies and mixed-capital companies. In the last 10 years, he has served as an independent board member in publicly-held companies, with more than 30 terms, with 5 years as Chairman of the Board of Directors. He has been Chairman of the Board of Directors of ETERNIT since 2017, Member of the Board of Directors of VALE since 2020, of CEMIG since 2016 and member of the Fiscal Council of PETROBRAS since 2018. With passages in the industries of mining and steel, oil & gas, petrochemical, logistics, generation, transmission and distribution of energy, natural gas distribution, steel transformation, basic industry, civil construction, roofing for civil construction including photovoltaic generation, storage and basic sanitation acquired competences, abilities and knowledge, skills that allow to contribute in the most diverse subjects and strategies that are dealt with in the councils that he participates, such as turnaround, ESG, capital structure, merger & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, including judicial recovery, executive succession, highly complex legal issues and leadership in facing global impact crises such as COVID-19. He is a Member of the Board of Directors certified by the Brazilian Institute of Corporate Governance – IBGC since 2010. He started his executive career as Legal and Institutional Director of CELESC (2007-2009); He was Chairman of the Board of Directors of USIMINAS during the height of the 2015-16 economic crisis in the midst of the greatest Brazilian corporate conflict, with its shares reaching R$ 0.85 in January 2016 and exceeding R$ 4.00 in April, after important action by the Board. In April 2017, he became the Chairman of the Board of Directors of Eternit to lead its turn around with the election of a new executive board, but in the same year the Company suffered a major setback in a legal issue that banned the use of Chrysotile Asbestos in Brazil, and which ended up dredging it into a Judicial Reorganization Process starting in 2018. Leading the board at the complex moment, he helped Eternit look for a new business in the photovoltaic energy area, launching the Eternit Solar and Tégula Solar photovoltaic tiles, including a product with technology and innovation in its portfolio. In 2020, ETER3 was one of the three shares that most valued at B3, and its results, after 5 losses, had the following highlights: a. People-care and maintenance of jobs; b. Net Earnings of R $ 158.7mm; c. Net Revenue with a 40% growth; d. Gross Margin of 33%; e. Net cash of R$ 14.8mm. Eternit will finish its judicial reorganization in 2021. He was a member of the Boards of Directors of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Eletrobras (2012-14 and 2016), Eletropaulo (2016-18), Gasmig (2020-21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a member of audit committee of AES TIETÊ (2013-14), BRADESPAR (2014-15) and BRASKEM (2018-19). Since 2004, its launch, it is the oldest External Consultant of the Innovare Award ((http://www.premioinnovare.com.br/). He practiced law for 15 years, from 1995 to 2010. Declaration of Any Convictions 12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture: Director Participation at the meetings (%) Marcelo Gasparino da Silva 100 12.7. Information mentioned in item 12.5 in relation, to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even when such committees or structures are statutory: Not applicable since the candidate currently does not participate in any committee at the Company. 12.8. Information on the performance acting as member of the statutory committees, as well as audit, risk, financial, and compensation committees: Not applicable since the candidate currently does not participate in any committee at the Company. Marcelo Gasparino da Silva has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial

Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. Company's directors There is no kinship relationship between the directors indicated among themselves. b. (i) Company's directors and (ii) directors of companies directly or indirectly controlled by the Company There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company. c. (i) Company's directors or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company. There is no kinship relationship between the members of the board of directors indicated and the controllers of the Company. d. (i) Company's directors and (ii) directors of the direct and indirect controlling companies of the Company. There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10. Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between Company's directors. a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company’s parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company’s parents. c. if relevant, supplier, customer, debtor or creditor of the Company, of its controlled or parent company, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the Member indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies.

Resumé Marcelo Gasparino da Silva Phone: 55 (48) 99620015 / 55 (21) 967839891 – E-mail: marcelogasparinodasilva@gmail.com LinkedIn: https://www.linkedin.com/in/marcelo-gasparino-da-silva-ccie-ibgc-75741937/ MINICURRICULAR Lawyer graduated from the Federal University of Santa Catarina with Specialization course in Corporate Tax Administration from ESAG (Santa Catarina State University), Executive training in Mergers and Acquisitions at the London Business School and at the CEO FGV (IBE / FGV / IDE). Professor at ENÁ Foundation - School of Government for certification of administrators of state-owned companies and mixed-capital companies. For the past 10 years, has served as an independent board member in publicly-held companies, with more than 30 terms, with 5 years as Chairman of the Board of Directors. He has been Chairman of the Board of Directors of ETERNIT since 2017, Member of the Board of Directors of VALE since 2020, of CEMIG since 2016 and member of the Fiscal Council of PETROBRAS since 2018. With experience in the sectors of mining and steel, oil & gas, petrochemical, logistics, generation, transmission and distribution of energy, distribution of natural gas, transformation of steel, basic industry, civil construction, roofing for civil construction including photovoltaic generation, storage and basic sanitation acquired skills, abilities and knowledge, skills that allow to contribute in the most diverse subjects and strategies that are dealt with in the boards on which it participates, such as turnaroud, ESG, capital structure, merger & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, including judicial reorganization, executive succession, highly complex legal issues and leadership in coping with global impact crises such as COVID-19. He is a Board Member certified by the Brazilian Institute of Corporate Governance - IBGC since 2010. He started his executive career as Legal and Institutional Director of CELESC (2007-2009); He was Chairman of the Board of Directors of USIMINAS during the height of the 2015-16 economic crisis in the midst of the greatest Brazilian corporate conflict, with its shares reaching R$ 0.85 in January 2016 and exceeding R$ 4.00 in April, after important action by the Council. In April 2017, he was elected President of the Board of Directors of Eternit to lead the Company turn around with the election of a new executive board, but in the same year the Company suffered a major setback in a legal issue that banned the use of Chrysotile Asbestos in Brazil, and which ended up dredging it for a Judicial Reorganization Process in 2018. Leading the board at the complex moment acted for Eternit to search for a new business in the photovoltaic area, being launched the photovoltaic roof tiles Eternit Solar and Tégula Solar, including in its product portfolio with technology and innovation. In 2020, ETER3 was one of the three shares that most valued at B3, and its results, after 5 losses, had the following highlights: a. People-care and maintenance of jobs; B. Net Income of R$ 158.7mm; c. Net revenue with a 40% growth; d. Gross margin of 33%; and e. Net cash of R$ 14.8mm. Eternit will close its judicial reorganization in 2021. He was member of the boards of directors of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Eletrobras (2012-14 and 2016), Eletropaulo (2016- 18), Gasmig (2020- 21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a fiscal advisor to AES TIETÊ (2013-14), BRADESPAR (2014-15) and BRASKEM (2018-19). Since its launch in 2004, he has been the oldest External Consultant for the Innovare Award (http://www.premioinnovare.com.br/), which acknowledges judiciary innovations in the whole country, with projects issued by Lawyers, Judges, Prosecuters and federal workers. He practiced law for 15 years, from 1995 to 2010. PROFESSIONAL EXPERIENCES

Chairman of the Board of Directors and member of the Board of Directors and Fiscal Council, coordinator and member of committees of finance, auditing, risks, legal, compliance, ethics and related parties in publicly-held companies. Lawyer Specialist in Corporate Tax Administration by ESAG. He is Chairman of the Board of Directors of ETERNIT (2017-2019), Board Member of CEMIG (2016- 2019) and member of the Fiscal Council of Petrobras(2019-2020). He was Chairman of the Board of Directors of Usiminas (2015-2016) and member of the Board of Directors of Kepler Weber (2017-2020, Celesc (2011-2014 and 2018-2020), Bradespar (2015-2016), Eletrobras (2012-2014 and 2016), Tecnisa (2012-2014), Battistella (2016-2017), Vale (2016-2017) and Eletropaulo (2016-2018), in addition to Usiminas itself (2012-2016). He was Member of the Fiscal Council of AES Eletropaulo (2012-2013), AES Tietê (2013-2014), Bradespar (2014-2015), Eletrobras (2014-2015), Braskem (2018-2019) and Petrobras (2017-2018). He was member of CEMIG's Strategy and Finance Committee (2018-2019) and CELESC's Finance, (2017-2018). He was Coordinator of Celesc's Legal and Audit Committee (2012-2014, of the Legal and Compliance Committee of ETERNIT (2015-2017), Eletrobras Audit Committee (2013-2014 and 2016) and), Coordinator of the Related Party Committee and member of Eletropaulo's Audit Committee (2017- 2018), and member of CEMIG's Finance, Audit and Risk Committee (2017-2018). He began his executive career as Legal and Institutional Oficer of CELESC (2007-2009). Participates in the CEO Program FGV 2016 (IBE / FGV / IDE). He attended the Executive Program on Mergers and Acquisitions at the London Business School and from specific courses in the financial and strategic areas at the IOD - Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Board Member and composes the IBGC Bank for Board of Directors. He is a member of the AMEC Technical Committee and of the IBGC Legal and Societies of Mixed Economy Committees. He is professor of the discipline Board of Directors on the course of Corporate Governance at the Government School Foundation – ENA, in Santa Catarina, Brazil. With solid training in Corporate Governance and experience in boards of directors and Audit Committees, he contributed to the IBGC and to AMEC in the construction of the Brazilian Corporate Governance Code - "CBGC" and from its launch he inserted it as a working tool in all companies which is operating, the "APPLY OR EXPLAIN" model, a system that recognizes the practice of corporate governance is a journey and should not translate into a rigid model of regulation applicable equally to all companies. With passages in companies of the sectors of generation, transmission and distribution of energy, oil and gas, natural gas distribution, petrochemical, mining, steel and steel transformation, port, ferrovias, base industry, armazenagem, real state, building materials and finishes, vehicle distribution, agribusiness and holding company acquired knowledge in industry, commerce and services, skills that allow constructive contribution in the most diverse matters and strategies that are dealt with in the boards that participate, such as turnaroud, capital structure, merger & acquisitions, sale of non core assets, restructuring financial crisis of companies in crisis, succession of executives, among others. Participated in the deep process of awareness of the importance of the presence of independent members elected by minority shareholders occurred in the last 8 years. The failures of corporate governance that prevailed in state-controlled companies, coupled with the corruption problems that have spread in Petrobras and Eletrobras, and which in the last two years have been adequately addressed and curtailed, among others, have negatively affected the Brazilian capital market, and rethinking current governance rules and creating much stricter rules and much more severe punishments. Attentive to the process of continuous education participates annually in the main events of Corporate Governance and Capital Markets in Brazil. In March 2018 he attended the IIC Spring Conference organized by the Council of Institutional Investors, Whashington/USA, and spoke to The Emerging Markets Investors Alliance on the topic Corporate Governance in Brazil: the Push for reform, in New York/USA. PROFESSIONAL QUALIFICATION CEO PROGRAM FGV 2016/2017 (IBE/FGV/IDE) Certified Board of Directors Member. Brazilian Institute of Corparate Governance - IBGC Component of the Bank of Directors and Community – CCIe (2019) Brazilian Institute of Corparate Governance - IBGC MBA in Auditing, Controllership and Finance (atending) Getulio Vargas Foundation - FGV Specialization in Corporate Tax Administration ÚNICA/ESAG Law Graduation Federal University of Santa Catarina – UFSC PROFESSIONAL EXPERIENCE MANDATES IN PROGRESS VALE - Independent member of the Board of Directors – 2020-2021 Vale is one of the world's largest miners, a leader in the production of iron ore, pellets and nickel, and is present in 30 countries. The Brazilian shareholders are increasingly interested in closely monitoring the performance of their investees and the shareholder Geração Futuro L Par, holder of a direct position in the company's capital and indirect through Bradespar, decided to support the Company's Management in the face of the extreme reduction of Price of iron ore in 2015 and the tragedy of Mariana. Vale has spent the last five years on the largest investment program in its history and the start of production of the S11D mine in 2016 will provide a new cycle of growth and consolidation in the market. The resumption of operations of the Samarco joint venture will also be instrumental in overcoming this difficult episode in the history of Brazilian mining. The call of the Company to the Extraordinary General Meeting held on October 18, 2017 made possible the presence of two independent members on the Board of Directors, a goal pursued by minority shareholders with controlling shareholders since 2016, and a victory for all Company shareholders and one a great opportunity for the Company's management to collaborate towards more equity, transparency, compliance and results, and a chapter of the Director's career that deserves registration. Specifically in relation to Vale, the experiences of the Director in Vale itself, Usiminas, Bradespar in the Presidency of the Eternit Board that controls Sama Minerações Reunidas SA, which faces restrictions on the commercialization of the Chrysotile Asbestos ore in Brazil, were decisive in defending the candidacy of a Board member who already knows the Company's business and that the arrival to the Board in the middle of a mandate already in progress was not prejudiced by the necessary learning period that the new Board member needs to know the Company. At the Extraordinary General Meeting held in October 2017 it received 490 million votes, corresponding to almost 10% of the company's share capital and 39% of the votes of that election, which ended up in second place but obtained market recognition for the significant support received. ETERNIT – Chairman – 2017-2021 Independent member of the Board of Directors – 2014/2018 • Eternit S.A. is a Corporation, an integrated industry and leader in the production of chrysotile mineral coatings and chrysotile mineral extraction. It faced the defenses of the crisis of the Brazilian economy that arrived at critical levels in 2016, generating a strong retraction of its businesses. As Chairman of the Audit, Risks, Legal and Compliance Committee, he took on the responsibility of following the negotiations with the Public Prosecutor's Office in order to find a continuity solution for the extraction of the chrysotile mineral and a transition process of production with Chrysotile fiber for production with alternative fiber. In this sense, the Company has already built a factory for alternative fibers produced with polypropylene. The recent Federal Supreme Court (STF) ruling that ordered the immediate banning of the use of the mineral in Brazil, which took not only the Company's Management but the market of great surprise, disrupting conciliation negotiations before the Superior Labor Court - TST, the Ministry of Mines and Energy - MME and the Public Ministry of Labor, and practically unfeasible the transitional litigation within a term of up to 10 years in 100% of production with chrysotile asbestos fiber for the production with alternative fiber. The subsidiaries Tégula and Comanhia Sulamericana de Cerâmica - CSA, a joint venture with the market leader in South America, the Colombian Corona, are complementary operations and are undergoing a review process by the Board. The Board plays constant follow-up to the board and initiated in 2016 renewal process, initiated by the choice of a new CEO who performed a complete turn around in the Company. The goal is to prepare the company for a new development cycle, leveraging the know-how of current executives in strategic positions. PETROBRAS – Independent Fiscal Council member – 2020-2021 • Petrobras is the largest Brazilian publicly traded company and operates in an integrated and specialized manner in the areas of oil, natural gas and energy, being present in the exploration and production, refining, marketing, transportation, petrochemicals, derivatives distribution, natural gas , electricity, gas-chemistry and biofuels, present in 19 countries and with 70 thousand employees. Its 2018-2022 Business and Management Plan is based on the two main top-level metrics, one for security and another for financial, as already defined in “PNG 2017-2021” and that continue to guide the company's strategic actions. The safety metric was anticipated in two years: the limit of the Recordable Accidents Rate per million man-hours (TAR) was reduced from 1.4 to 1.0 in 2018 and the financial leverage goal was maintained: net debt / Adjusted EBITDA of 2.5 in 2018. The shareholder Dynamics Energy Investment Fund/Banco Clássico is the largest Brazilian shareholder, excluding pension funds, and together with the Board Member, has been following the work developed by the members of the Board of Directors and the Fiscal Council elected by minority shareholders since 2016.

In turn, the Fiscal Council member has maintained contact with the Company's main shareholders in order to promote the planned renewal of the Fiscal Council members, since their members are already in the sixth term, as well as to enable the election of a third independent member on the Board of Directors by the shareholders minority shareholders. At the Fiscal Council Walter Albertoni will support the candidacy of the substitute Marcelo Gasparino, and Reginaldo Alexandre will continue for another mandate to have the necessary and adequate process of transferring knowledge of the work developed by the Fiscal Council and the Company's activities. In the Board of Directors, the current substitute José Pais Rangel will be appointed, while Guilherme Affonso Ferreira and Marcelo Mesquita will be reinstated, strong in defense of the presence of independent members in the advisory committees and in the Board of Directors, and by the Minority Advisory Board to deal with matters involving related parties. CEMIG – Independent member of the Board of Directors – 2016-2018 • Centrais Energéticas de Minas Gerais SA - CEMIG is the largest integrated energy company in Brazil, a group of more than 200 specific purpose companies, with operations in several Brazilian states, Controlling Cemig Distribution and Cemig Generation and Transmission, integrating the TAESA and LIGHT Control Group. It serves more than 10 million consumers, has a generator park made up of 75 hydroelectric plants, 27 wind, 2 thermal and 1 solar. It totals 4.1 GW of installed capacity and 9,5 thousand kilometres of transmission lines. Elected by a long-term shareholder holding 10% of the Company's capital stock and whose objective is to actively participate in the Company's restructuring and recovery process, it has been combative in its quest to improve Corporate Governance practices, which had not yet been possible given the low commitment of the former members of the Board of Directors to the Agenda. With the departure of AGC from the Company's capital and the consequent election of four new members, a process that occurred with deep involvement of the Board member and the shareholder Banco Clássico, a new composition was reached with 7 independent members, experts in the electric sector and with Agenda of the Corporate Covernança in the first place. He actively participates in the Finance, Audit and Corporate Risks Committee that accompanied the process of renewing U$ 2.5 billion of the Company's corporate debt. The new State Law will be welcomed and accelerate Cemig's recovery process, which will include the sale of its stake in Light and Renova, and the four independent members on the Board nominated by the FIA Dynamics Energy / Banco Clássico / Geração Futuro L Par FIA will play a key role. Previous experiences in the Celesc and Eletrobras state companies have given the Board member a significant differential in order to highlight the problems that are recurring in this type of company in which the State is the controlling shareholder, and now knower of Cemig's modus operandi hopes to tackle the main problems that have led to Company, its subsidiaries and subsidiaries to have much lower numbers than their competing peers, with the purpose of recovering the Company's credibility, profitability and market value. KEPLER WEBER – Independent member of the Board of Directors – 2016-2017 • The Company is a Corporation focused on metal-mechanic sector, with leading global position in the supply of grain storage systems and continuously seeking the forefront in all its segments, with the main objective to be the best in development solutions for their audiences. With factories in Rio Grande do Sul and Mato Grosso do Sul, it operates in the agribusiness sector, in the post-harvest stage of the grain production chain. It manufactures equipment for the storage, processing and handling of bulk, being specialized in the development of complete storage solutions for its clients. Its product portfolio consists of metal silos, horizontal and vertical conveyors, dryers and grain cleaning machines. Trading companies, cooperatives, food processing / industrialization industries, as well as medium and large grain producers, form Kepler Weber's customer portfolio, for which tailor-made turnkey projects are developed. It has been in the market for more than 85 years and has been exporting and leading the industry for more than 40 years in South America. Its agile and integrated structure aims to contribute to the final result of its customers and also to the maximum profitability of its customers. shareholders. Brazil is among the world's largest agribusiness powers, with annual grain output exceeding 150 million tons, of which more than 90 million go through a Kepler Weber solution. In 2017, the Company underwent a process of change in its corporate structure with Previ and Banco do Brasil - BB-BI signing a contract to sell its shares to AGCO do Brasil, which did not materialize. The Independent Board Member was initially elected to follow this process and preserve the interest of the Company, the other shareholders and their stakeholders, since there was also a proposal for the acquisition of the remaining shares. Now the focus will be the Company's Management's improving and setting new goals aimed at organic growth, recovery of profit margins that were pressured by the sharp rise in steel prices in Brazil, its main raw material, aiming to capture all the possibilities the new cycle of development of the Brazilian Agribusiness will provide. MANDATES CONCLUDED PETROBRAS – Alternate Fiscal Council member – 2017-2018 Eletropaulo – Independent member of the Board of Directors – 2016-2018 • Eletropaulo Metropolitana SA AES Eletropaulo composes the AES Brasil Group and is a concessionaire of electric energy distribution services for greater São Paulo, with more than 7 million customers and commercializing 43 GWh in 2016 is the largest electric power distributor in the Americas distributed energy. Elected by a shareholder holding 10% of the preferred shares, the Board is focused on improving and implementing the best corporate governance practices and strict corporate debt control. Having been a member of the Board of Directors of Eletrobras, he followed the judicial agreement that the Company has sought in the Eletrobras / CTEEP case, given its high relevance and high impact risk to the Company. In 2016, it disagreed over the transformation of common and preferred shares to defend exactly the opposite, that the Company that is already in Level 2 of BM&FBovespa should seek to unify its shares, moving towards the Novo Mercado ("CBGC" 1.1. 1). It also proposed the creation of the Audit Committee, Finance and Corporate Risks ("CBGC" 4.1), subject to deliberation in the first quarter of 2017. With the installation of the Related Party Committee for being one of the two independent members and was appointed its president, the said structure that will give its opinion on operations with potential risk of conflict of interest ("CBGC" 5.2). For the 2018-2020 cycle, it believes that its passages by the Company's Fiscal Council in 2012 and the results achieved in the 2016-2018 mandate with recovery of numbers and appreciation in more than 100% of the market value of the preferred shares, together with extensive experience in the electric sector, will accredit for another term in the process of transition to a true Corporation. USIMINAS – Chairman of de Board of Directors – 2015-2016 Independent member of the Board of Directors – 2012-2016 • Usinas Siderúrgicas de Minas Gerais S.A. Usiminas is an integrated company in the production of flat steel and the transformation and distribution of steel through its subsidiaries Mineração Usiminas - MUSA, Soluções Usiminas - SU and Usiminas Mecânica - USIMEC. With the entry of the Techint Group into the control block, preferred shareholders led by a shareholder holding 6% of the class joined to elect, for the first time, a member on the Board of Directors. The new executives sought to implement a new management format but there was a cultural conflict and this demanded a lot from the two independent members on issues involving operations between related parties, since the NSC Group was already a solution provider and the TT Group started to propose several Inter-company operations, some of high inquiry. Since his inauguration, he has included in the agenda of the Board the focus on core business and an agenda of non-strategic business divestitures such as Usiminas Automotiva, Usimec and even Musa. The first operation came to fruition with the sale of Automotiva, but an attempt of operation between parties related to Usimec added to a corporate crisis caused by a problem of compliance with the executives indicated by the TT Group triggered the dismissal of the main executive and beginning of the greater Brazilian corporate conflict. And at this moment the presence of independent members was vital to avoid paralysis of the Company and even the practice of illegalities. As the Control Group prevented its participation in the Audit Committee from issues related to the 2013 financial statements were not approved by the then Board Member. As the divergences remained in 2014, in addition to voting against the financial statements, the independent member voted against the extension of the service contract of the independent external audit firm, which at the time generated a lot of controversy but proved to be a wise decision. Of the members of the Control Group filed a lawsuit to annul the approvals approved at the AGOs of 2013 and 2014. As a result of a deadlock within the Control Group was elected Chairman of the Board of Directors at Extraordinary General Meeting held on 04/6/2016 defeating two candidates and initiating a process that sought to pacify the conflicting shareholders and support management in the face of the significant reduction in steel consumption in 2014 and intensified in 2015 and led the Company to a serious financial stress , Resulting in the adoption of several extreme measures such as the stoppage of the primary activities of the Cubatão Plant. As a result of Chairman's announcements initiated in August 2015, the Board of Directors began renegotiating with financial institutions in order to reflect the financial debt, which resulted in Standstill signed on 03/13/16, followed by capitalization of R$ 1.05 billion at a time when The Company had only R$ 200 million in cash, an operation that only materialized thanks to the involvement of the two independent members of the Board of Directors, Mauro Cunha and Marcelo Gasparino, who improved the proposal of the NSSMC Group from R $ 4.30 to R$ 5, 00 the value of the new shares to be issued and reducing the risk of dilution of minority shareholders. Again the time showed that the decisions taken by the then Chairman were correct, since Usiminas was in a process of burning R $ 200 million cash / month and after all the measures approved in the Board until April 2016 the Company maintained the same level Of cash, around R $ 1 billion, throughout the year 2016. The results of 2017 showed that the paths chosen by the then Chairman of the Board of Directors in 2016 were agreed and the company's shares recovered their market value, mainly with the recovery of steel prices, propitiating the resumption of the Brazilian steel industry. 2018 began with the good news that shareholders Ternium and Nippon Steel have reached an agreement and will close all existing litigation, which could provide a new virtuous period for the Company. This is a case where history proves that the presence of independent members is relevant in every publicly traded company, and fundamental for minority shareholders in the defense and preservation of the best interest for the Company and not for its controlling shareholders. BRADESPAR - Independent member of the Board of Directors – 2015-2016 Supervisory Board in Audit Committee – 2014-2015 • Bradespar is a holding company that participates in the Control Group of VALE and with representatives in the Board of Directors and in the committees of the subsidiary. The shareholder Geração Futuro L Par holds 6% of the Company's preferred shares and elected in 2015, for the first time, an independent member of the Board of Directors. The experience was very valuable to the Board member who participated in the strategies discussed by one of the controllers of the largest iron ore producer, as well as resulting in the intention of the minority shareholder to elect an Officer at Vale. CELESC – Independent member of the Board of Directors – 2011-2014 • Centrais Eletricas de Santa Catarina S.A. s a state mixed-capital company that controls Celesc Distribuição S.A, a power distribution concessionaire for the State of Santa Catarina, Celesc Geração S.A, which owns small hydroelectric plants - PCHs, and SC Gas, a public service concessionaire for gas distribution Natural for the State of SC. As an independent member, he played a fundamental role as Coordinator of the Legal and Audit Committee in the review of the Bylaws in 2011 and in the investigation of complaints in contracts that resulted in several corrective measures, as well as in the denunciation of the administrators involved in order to recover the damages caused. ELETROBRAS – Independent member of the Board of Directors – 2012-2014 e 2016 Alternate Supervisory Board in Audit Committee 2014-2015 • Centrais Eletricas Brasileiras S.A. is the largest energy company in Latin America, and a state- owned company that has been involved in major Lava Jato scandals. When the Federal Government issued the Provisional Measure - MP 579/2012, the Director elected by minority shareholders do not participated in the vote that would approve the membership and resigned, leaving the minority orphans, without a voice that could present and mainly record arguments that would show how harmful the adhesion of the Company to the early renewal of the concessions would be. Minority shareholders led by the Capital Market Investors Association (AMEC) elected and appointed the Director as a candidate at the Extraordinary General Meeting held on 12/03/2012, the same one where the Company's shareholders approval was also approved under the rules of MP 579/2012. Being elected, he began analyzing and questioning several businesses that were disadvantaged, in addition to proposing measures to improve management and Corporate Governance of Eletrobras. The objective of installing the advisory committees to the Board was raised to the Coordinator of the Audit Committee, Corporate and Legal Risks, where he began to review the most critical processes, such as the passive billionaire related to the so-called Compulsory Loan, to the purchasing processes and the Strict compliance with the legislation and regulations that affected Eletrobras, its subsidiaries and specific purpose companhies. This has caused much discomfort within the Board of Oficers. The Letter sent to the representative of the Controlling Shareholder one year after the election, added to the votes against the financial statements of 2012 and 2013 generated a reaction of the Board of Directors and a change of position at the AGM of 2014 prevented the re-election of the Board Member. In 2016 the shareholders Geração Futuro L Par / Banco Clássico and Fundo Jaburá were invited to return to the Board, which occurred through the Multiple Vote process for the first time in the Company's history. In two months of performance and again elected Coordinator of the Audit Committee, Corporate and Legal Risks led the Working Group constituted for the revision of the Company's Bylaws and the subsidiaries Furnas, Chesf, Eletronorte and Eletrosul to comply with the requirements of the new State Law, Approving draft to be submitted to the MME in the RCA of 07/15/2016. TECNISA – Independent member of the Board of Directors – 2012-2014 • Tecnisa S.A. is one of the largest construction companies in Brazil, opened the capital of 2006 and began to face the difficulties of the economic downturn from 2012. The Board member was propositive in the two years so that the Company re-adjusted its costs to the new reality that was presented. However, management was slow to take the necessary actions and was not prepared for the serious real estate crisis that settled in 2014. BATTISTELLA – Independent member of the Board of Directors – 2016-2017

• Battistella S.A. Operates in the port logistics, heavy vehicles and forestry business, having been the largest Scania operation outside of Sweden, and currently serves the State of Paraná in this proceeding. The Port of Itapoá is a private mixed-use terminal for the handling of containers, capable of receiving large ships, up to 9,800 TEUs. The forestry activity serves several markets in the Americas, Europe and Asia. Invited by minority shareholders holding 5% of the capital stock to compose the Board of Directors to highlight short-term financial challenges in the face of high leverage led a series of proposals that culminated in the Company's capitalization of R $ 100 million In December 2016, equating a financial debt of equivalent amount and a relevant tax liability, enabling a recovery of the capacity to pay and return to a sustainability situation. VALE – Alternate Independent member of the Board of Directors – 2016-2017 Vale is one of the world's largest miners, a leader in the production of iron ore, pellets and nickel, and is present in 30 countries. The Brazilian shareholders are increasingly interested in closely monitoring the performance of their investees and the shareholder Geração Futuro L Par, holder of a direct position in the company's capital and indirect through Bradespar, decided to support the Company's Management in the face of the extreme reduction of Price of iron ore in 2015 and the tragedy of Mariana. Vale has spent the last five years on the largest investment program in its history and the start of production of the S11D mine in 2016 will provide a new cycle of growth and consolidation in the market. The resumption of operations of the Samarco joint venture will also be instrumental in overcoming this difficult episode in the history of Brazilian mining. The call of the Company to the Extraordinary General Meeting held on October 18, 2017 made possible the presence of two independent members on the Board of Directors, a goal pursued by minority shareholders with controlling shareholders since 2016, and a victory for all Company shareholders and one a great opportunity for the Company's management to collaborate towards more equity, transparency, compliance and results, and a chapter of the Director's career that deserves registration. Specifically in relation to Vale, the experiences of the Director in Vale itself, Usiminas, Bradespar in the Presidency of the Eternit Board that controls Sama Minerações Reunidas SA, which faces restrictions on the commercialization of the Chrysotile Asbestos ore in Brazil, were decisive in defending the candidacy of a Board member who already knows the Company's business and that the arrival to the Board in the middle of a mandate already in progress was not prejudiced by the necessary learning period that the new Board member needs to know the Company. At the Extraordinary General Meeting held in October 2017 it received 490 million votes, corresponding to almost 10% of the company's share capital and 39% of the votes of that election, which ended up in second place but obtained market recognition for the significant support received. AES TIETÊ – Supervisory Board in Audit Committee – 2013-2014 • AES Tietê has hydroelectric plants in the State of São Paulo, is part of the AES Brasil Group, supplied to Eletropaulo and commercialized energy in the free market. Institutional Consultant of the Innovare Award - Period: June 2004 - current (13 years, the oldest external consultant) • Idealized by Fundação Getúlio Vargas - FGV with fundamental support from VALE. Function: Consultant for Santa Catarina of the Innovare Prize - The Judiciary of the 21st Century - (http://www.premioinnovare.com.br/) organized by the following institutions: Ministry of Justice, which participates through the Secretariat for Judicial Reform, Association of Brazilian Magistrates - AMB, National Association of Members of the Public Prosecution Service - CONAMP, National

Association of Public Defenders - ANADEP, Association of Federal Judges - AJUFE, National Association of Attorneys of the Republic - ANPR and Brazilian Bar Association. UNISUL - University Professor from 2000 to 2002 • He taught subjects of tax and finance law. Institutional Consultant of the Innovare Award - Period: June 2004 - current (13 years, the oldest external consultant) Idealized by Fundação Getúlio Vargas - FGV with fundamental support from VALE. Function: Consultant for Santa Catarina of the Innovare Prize - The Judiciary of the 21st Century - (http://www.premioinnovare.com.br/) organized by the following institutions: Ministry of Justice, which participates through the Secretariat for Judicial Reform, Association of Brazilian Magistrates - AMB, National Association of Members of the Public Prosecution Service - CONAMP, National Association of Public Defenders - ANADEP, Association of Federal Judges - AJUFE, National Association of Attorneys of the Republic - ANPR and Brazilian Bar Association. UNISUL - University Professor from 2000 to 2002 He taught subjects of tax and finance law. MINISTRATED / DIRECTED LECTURES Lecture about the Law n. 13.303/2016 – Capital Aberto – São Paulo/SP – 2019 FGV C-Level – Programa de conformidade e o papel do Conselho de Administração – São Paulo 2019 Corporate Governance in Brazil: the Push for reform - The Emerging Markets Investors Alliance - New York 2018. The importance of the Independent Director of Open Capital Companies - IBGC/Chapter Santa Catarina 2018 Corporate Governance and its importance in small and public companies - FACISC/ACIVALE 2017 Whorkshop Assemblies Season - AMEC 2017 The moorings of the vote of the Board Member to the Shareholders' Agreement – Capital Aberto Magazine 2017 Linking of the Voting to the Shareholders' Agreement of the Board Member - IBGC Chapter Rio de Janeiro 2016 Corporate Governance in times of crisis - LIDE / SC 2015 Corporate Governance in retail - EXPOSUPER-ACATS / IBGC Chapter SC, 2014 building effective board of directors - IBGC Chapter SC / FIESC, 2013 Corporate Governance and succession in family business - LIDE SC / IBGC Chapter SC, 2013 ARE YOU PREPARED TO PASS THE BAT? The PANEX case. ACIJS / IBGC Chapter SC, 2012. Corporate Governance - Principles and Practices. South Chapter IBGC / FIESC, 2011. ENERGY TAX BRASIL FORUM BRAZIL. National Forum on Energy Taxation - IQPC. TOPIC: Energy chain and large consumption, 2010 COURSES AND SEMINARIES

Update Course for Certified Board Members – IBGC – December 2019. 7th Meeting of Board Members. IBGC,2019. 27th Annual Citi Latin America Conference CII Spring Conference – The voice of Corporate Governance. Council of Institutional Investors, Whashington/2018. Participará em 2019. 19th Intertational Corporate Governance Congress. IBGC 2018 (participates since 2011) AMEC Investor Fórum 2018 (participates since 2013) 19th BOD Encouters PREVI, 2018 (participates since 2011) 6th Meeting of Board Members. IBGC, 2018 (participates since 2013) Workshop of Fiscal Counselors. PREVI, 2013. International Conference - Technical Workshop Australian Institute of Company Directors / AICD - IBGC 2013 ICGN - Annual Conference. Rio de Janeiro, 2012 Advanced Course for Board Member. IBGC 2010 Mergers and Acquisitions Progam. LONDON BUSINESS SCHOOL 2009 2019: Mentorship program with Ricardo Amorim

VALE S.A.

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate appointed to the Board of Directors

12.5 Enrolment Data and professional experience:

Name	Date of Birth	Age	Profession
Rachel de Oliveira Maia	30/01/1971	**50**	Accountant
CPF (Individual Taxpayer Id. No.) or Passport (PAS)	**Elective Position Held**	**Election Date**	**Investiture Date**
143,363,438-45	Member of the Board of Directors	04/30/2021	04/30/2021
Term of Office	**Other Offices and Positions Held at the Company**	**Indication if Elected by the Controller**	
AUG 2022	Not applicable	No	
Indication if an Independent Member		**Number of Consecutive Terms**	
Yes		Not applicable	
Professional Experience			
Founder and CEO of RM Consulting, focus on S of ESG and Leadership. Rachel O. Maia, former CEO of Lacoste S.A (Brazil). She started her career as a senior financial controller at 7-Eleven, where she developed her analytical and leadership skills as a junior manager. Rachel then served as a senior business controller at Novartis Pharmacy. At Tiffany & Co., Rachel led the company's entry into the Brazilian market and managed all financial aspects of Tiffany's growth as a CFO in Brazil. After establishing Tiffany & Co. as the market leader in Brazil, Rachel was hired to lead the expansion and growth of the Danish brand Pandora. As CEO of Pandora Brasil, Rachel led the company's growth from two points of sale to more than 92 over a period of eight and a half years. As a black CEO, Rachel represents less than 1% of Brazil's CEOs and inspires many women and people of color in Latin America. Rachel is graduated in accounting from Centro Universitário FMU and has an MBA from Fundação Getulio Vargas (FGV). Rachel also completed the Negotiation and Leadership course through the Harvard Business School Executive Education Program and general management training at the University of Victoria in British Columbia, Canada. Rachel is a member of the General Council of the Danish Consulate and the Danish Chamber of Commerce, as well as a member of the Committee of the President of the American Chamber of Commerce, the Institute for the Development of Retail, the Group of Brazilian Women and the Economic and Social Committee of Development. Page 1 of 4 Rachel is a proud mother to a beautiful young lady and a lovely boy and mentor to countless women. Among her favorite activities is reading and staying with her daughter. She also dedicates her time to social impact, having volunteered for 8 years for needy families in many of Brazil's most challenged regions and the Society of Vincentians. Rachel recently founded a non-profit organization, CAPACITA-ME, which trains students and professionals from underprivileged communities in São Paulo.			
Declaration of Any Convictions

Rachel de Oliveira Maia, has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity. 12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture: Director Participation at the meetings (%) Rachel de Oliveira Maia Not applicable 12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Not applicable, since the director indicated is currently not part of the company’s committee. 12.8 Information on the performance as a member of the statutory committees, as well as audit, risk, financial and compensation committees: Not applicable, since the director indicated is currently not part of the company’s committee. 12.9. Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. Company’s directors There is no kinship relationship between the director indicated and the Company's directors. b. (i) Company’s directors and (ii) directors of companies directly or indirectly controlled by the Company There is no kinship relationship between the director indicated and the administrators and members of the audit committee of companies directly or indirectly controlled by the Company. c. (i) Company’s directors or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company. There is no kinship relationship between the director indicated and the controllers of the Company. d. (i) Company's directors and (ii) directors of direct or indirect parents of the Company There is no kinship relationship between the director indicated and the directors and members of the audit committee of parent companies directly or indirectly controlled by the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between directors of the Company a. parent company directly or indirectly by the Company Not applicable, since there is no relationship of subordination, service provision or control maintained between the director indicated, the Company and the Company's controllers.

b. direct or indirect controller of the Company Not applicable, since there is no relationship of subordination, service provision or control maintained between the director indicated, the Company and the Company's controllers. c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated, the Company, its controlled or parent companies.

Annex II - Information on candidates for members of Vale's Board of Directors and Fiscal Council The presentation of items 12.5 to 12.10 of the Reference Form is given below. 12.5. In relation to each candidate to the positions of managers and members of the issuer’s fiscal council, indicate, in table form: a. name b. date of birth c. profession d. CPF or passport number e. elective position held f. election date g. investiture date h. term of office i. other positions and functions held in the issuer j. if he/she was elected by the controlling shareholder or not k. if it is an independent member and, if so, what was the criterion used by the issuer to determine independence l. number of consecutive terms

a. Name b. Date of birth c. Profession d. CPF or passport number e. Elective position f. Election date g. Investiture Date h. Term of office i. Other positions held in the Company j. Indicated by controlling shareholder k. Independent member and criterion l. Number of consecutive terms Raphael Manhães Martins 02/08/1983 Graduate in Economy 096.952.607- 56 Member of Fiscal Council 04/30/2021 Up to 04/30/2022 Up to OGM 2022 - No Yes 6 m. information on: i. main professional experiences in the last 5 years, indicating: name and sector of the company's activity job title if the company is part of (i) the issuer's economic group or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer ii. indication of all management positions held in other third sector companies or organizations n. description of any of the following events that have occurred during the past 5 years: i. any criminal conviction ii. any conviction in a CVM administrative proceeding and the penalties applied iii. any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of any professional or commercial activity BOARD OF DIRECTORS FISCAL COUNCIL Raphael Manhães Martins 096.952.607-56 Lawyer, partner in Faoro Advogados office since 2010. Graduated in the Law School of Rio de Janeiro State University. He is titular member of the Fiscal Council of Vale S.A. (since 2015) and Oi S.A. (since 2019). He was member of the Board of Directors of Light S.A. (2018 to 2019) and Eternit S.A. (from 2015 to 2020), and of Fiscal Council of Light (2014 to 2018) and Fibria Celulose S.A. (from 2016 to 2017). Moreover, he was professor at Rio de Janeiro Federal University in 2010 and at Rio de Janeiro State University from 2007 to 2009. 12.6. Regarding each of the candidates that worked as members of the board of directors or audit committee in the last fiscal year, informing, in table form, the attendance percentage in meetings held by the respective entity in the same period, which took place after divesture BOARD OF DIRECTORS Name % of member's participation in meetings held after divestiture Raphael Manhães Martins 100%

Raphael Manhães Martins Tax Payers’s Number: 096.952.607-56 Professional Registration Number: 147,187 OAB / RJ and 430,135 OAB / SP Address: Rua Nascimento Silva, 122, Apt. 301 - Bairro Ipanema, CEP: 22421-022 - Rio de Janeiro, RJ, Brazil Telephone: (Com) (21) 2532-4684 / (Cel) (21) 98222-7773 E-mail: rmartins@faoro.adv.br Education College: Bachelor of Law at State University of Rio de Janeiro– 2002 – 2006. Professional experience: A. Attorney Faoro & Fucci Advogados - Partner at the law firm - (since 2010) Main responsibilities: Expertise in Corporate Law and Capital Markets, mainly advising funds, individual investors and institutional investors in matters related to publicly- held companies and capital markets. Kruter & Martins Advogados Associados - Partner at the law firm - (from 2009 to 2010) Main responsibilities: In house lawyer of CR2 Empreendimentos Imobiliários, performing the functions described below, until August 2009. After this period, legal advice in the business area. CR2 Empreendimentos Imobiliários S / A - Publicly-held Company listed on the B3 Novo Mercado, with around 50 employees - (from 2007 to 2009) Main responsibilities: Corporate, contractual areas and capital market.

Bastos-Tigre, Coelho da Rocha e Lopes Advogados - Medium sized law firm, with about 30 lawyers - (from 2004 to 2007) Main responsibilities: Lawyer responsible for representing foreign clients in Brazil, legal advice in matters of business law and in the conduct of arbitration proceedings, before international courts, and proceedings in the common state justice. B. Main experiences in Board of Directors and Auditing Committee (Conselho Fiscal) VALE S / A - Auditing Committee (since April / 2015) OI S / A - Auditing Committee (since April / 2019) ETERNIT S / A - Board Member (from April / 201 5 to April / 2020) JHSF PARTICIPAÇÕES S / A - Auditing Committee (President) of affiliated companies (from August / 201 9 to April / 2020) LIGHT S / A - Board Member (from April / 2018 to December / 2019) and Auditing Committee (from April / 2014 to April / 2018) FIBRIA CELULOSE S / A - Auditing Committee (from April / 2016 to February / 2017) EMBRATEL PARTICIPAÇÕES S / A - Auditing Committee (in 2014) C. Others REVISTA CAPITAL ABERTO - Columnist (since April / 2017) STATE UNIVERSITY OF RIO DE JANEIRO- Professor of Civil Law (from 2007 to 2009) FEDERAL UNIVERSITY OF RIO DE JANEIRO - Professor of Civil Law (2011) Languages:

Fluent English German: Fluent French: Intermediate Main Academic Publications: 1. MARTINS, Raphael Manhães. Superordinary. In: BORBA, Gustavo Tavares; BORBA, Rodrigo Tavares; ALMEIDA, José Gabriel Assis de. Securities and Exchange Commission - Commented precedents. 1st ed. Rio de Janeiro: Forensic: 2020. 2. MARTINS, Raphael Manhães. The standardization of pre- contractual relations. Revista dos Tribunais (São Paulo), Vol. 996, p. 257-310, 2018. 3. MARTINS, Raphael Manhães. Ownership and Ownership in Nomos Eighteenth Century: An Essay from Robinson Crusoé. In: Judith Martins- Costa. (Org.). Narration and normativity: essays on law and literature. 1st ed. Rio de Janeiro: GZ Editora, 2012, p. 427-454. 4. MARTINS, Raphael Manhães. Early default: perspective for its application in Brazilian law. In: Maurício Mota; Gustavo Kloh . (Org.). Contemporary Transformations of the Law of Obligations. 1st ed. Rio de Janeiro: Elsevier, 2011, p. 429-470. 5. MARTINS, Raphael Manhães. Analysis of the acclimatization of the trust to Brazilian law: the case of fiduciary property. Private Law Review (São Paulo), v. 42, p. 244-276, 2010. 6. MARTINS, Raphael Manhães. The interpretation of tax signs in the Federal Constitution. Brazilian Journal of Tax Law and Public Finance, v. 91, p. 294-326, 2010. 7. MARTINS, Raphael Manhães. The Theory of Default and Transformations in the Law of Obligations. Private Law Review (São Paulo), v. 33, p. 250-289, 2008. 8. MARTINS, Raphael Manhães. The Principle of Trust in Brazilian Law: a discussion around statement 362, of the IV Civil Law Meeting. Revista CEJ (Brasília), v. 40, p. 11-19, 2008.

VALE S.A.

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate Appointed to the Board of Directors

12.5 Enrollment data and professional experience:

Name	Date of Birth	Age	Profession
Adriana de Andrade Solé	07/27/1960	60	Electrical Engineer
CPF (Individual Taxpayer Id. No.) or Passport (PAS)	**Elective position held**	**Election Date**	**Date of possession**
378.627316-20	Audit Committee Alternate	04/30/2021	04/30/2021
Term of office	**Other Offices and Positions Held at the Company**	**Indication if Elected by the Controller**	
AUG 22	Not applicable	No	
Indication if an Independent Member		**Number of Consecutive Terms**	
Yes		Not applicable	

Professional Experience

Adriana de Andrade Solé, Brazilian, graduated in Electrical Engineering from PUC MG, Specialist in Economic Engineering from FDC and executive MBA in Business Management from FGV. Board Member of SCGAS-Companhia de Gás de Santa Catarina and certified by IBGC since 2010. Associate Consultant at the Capital Markets Development Institute. Founder of the Youtube Governançajá channel. Co-author of the Corporate Governance books: Foundation, Development, Trend; Ed. GEN / Atlas, Seventh edition, 2014. São Paulo and Integrated territory management Economy, Society, Environment and Culture, IB! 0,2012. Rio de Janeiro Code of Conduct: Evolution, Essence and Elaboration. The bridge between Ethics and the Organization, Ed. Forum 2019. Co-author of the booklet Code of Good Practices in Mixed Capital Companies by IBGC and Compliance: Guide for Brazilian Organizations - June 2016 and November 2018. Researcher on Governance, Compliance, Risk and Asset Management and Corporate Governance in the mining sector by the Gorceix Foundation. Professor at FDC in the disciplines of Corporate Governance, Stakeholders and IR and Compliance and Ethics. Professor at IBMEC -MG in the disciplines of Corporate Governance and Strategic Administration. Professor in Postgraduate courses at PUC-MG in the discipline Corporate Governance, Stakeholders and Investor Relations, Professor at Instituto Minere in the discipline of Corporate Governance in the Mining sector. Consultancy and international teaching in the Spanish language on Corporate Governance Merck Latin America Group - Mexico and Ecuacier - Ecuador. Corporate Consultancy and Training on Governance in Credit Unions, Public Institutions such as TRT MG, ENA Fundação Escola de Governo in the State of Santa Catarina and Fund for Agricultural Development in the State of Goiás. Speaker and Consultant on Corporate Governance and Governance in Public and Private Institutions. Advisor to the Presidency and Manager for Corporate Planning of the Usiminas System, from 1994 to 2009.

Declaration of Any Convictions

Adriana de Andrade Solé, has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity. 12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture: Director Participation at the meetings (%) Adriana de Andrade Solé Not applicable 12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Not applicable since the director indicated does not currently participate in any committee at the company. 12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Not applicable, since the director indicated does not currently participate in any committee at the company. 12.9. Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. Company’s directors There is no kinship relationship between the director indicated and the Company's directors. b. (i) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the director indicated and the administrators of the Company; administrators of the companies directly or indirectly, controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the director indicated and the administrators of the Company or its controlled companies, direct or indirect; direct or indirect controllers of the Company. d. (i) managers of the Company and (ii) managers of the direct and indirect parent companies of the Company There is no kinship relationship between the director indicated and the administrators of the Company; administrators of the direct and indirect controlling companies of the Company. 12.10 Information on subordination, service provision or control relationships maintained, in the last 3 fiscal years, between the Company's administrators a. company directly or indirectly controlled by the Company

Not applicable, since there is no relationship of subordination, service provision or control maintained between the Director indicated, the Company and the Company's controllers. b. direct or indirect controller of the Company Not applicable, since there is no relationship of subordination, service provision or control maintained between the Director indicated, the Company and the Company's controllers. c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated, the Company, its controlled or parent companies.

Annex V - Vale’s Management compensation Below is the presentation of item 13 of the Reference Form. 13. Management compensation 13.1 - Describe the compensation policy or practice of the board of directors, statutory and non-statutory board, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects a. objectives of the compensation policy or practice Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 23 countries, with shareholders in all continents, and 74,316 own employees and 111,921 outsourced employees (of which 57,705 are permanent and 54,216 of projects) operating in their operations on December 31, 2020. Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and market, in addition to an unlimited dedication. As a global company, Vale knows that attracting the best professionals, retaining talent, motivating and involving professionals who occupy strategic positions, especially Statutory Officers, Members of the Board of Directors and Committees, is a critical challenge for the Company's success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale considers, for purposes of determining the compensation of its management, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. That said, the annual compensation proposal is prepared based on these market principles, also taking into account the responsibilities of each member, the time dedicated to their duties, their competence and professional reputation and the value of their services in the market. Said proposal also considers the market practices in the localities where the Company operates, its alignment with the short- and long-term strategy, its return to shareholders and the sustainability of its business. The compensation proposals are prepared with the support of the Committee of People, Compensation and Governance, composed of four members of the Board of Directors, one of them independent and specialized in corporate governance. This committee also has an external member, specialized in human resources, who makes recommendations to the Board of Directors in relation to the annual global compensation of the Executive Board. The Board of Directors deliberates and submits the compensation proposal for approval and analysis by the shareholders, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the total compensation is approved at the Annual Ordinary Shareholders' Meeting, it is the responsibility of the Board of Directors, with the support of the People, Compensation and Governance Committee, to distribute it among the Executive Officers and the Advisory Committees to the Board. The Executive Board's Compensation Policy was approved in 2019 by Vale's Board of Directors and made available in Portuguese and English versions on the Company's website for access by shareholders and investors. It describes the total compensation package for the Chief Executive Officer and Statutory Executive Board, as described in item 13.1 (b)(i) below. As a result of a continuous and thorough review of our compensation programs, which included investor feedback, external market research and data analysis of various performance metrics, Vale continues to advance in its compensation practices, aiming to increase competitiveness and alignment with shareholders, in addition to supporting the cultural transformation initiative, which started at the beginning of 2019, in order to promote culture as a facilitator of its strategy and ambitions for the coming years. b. Composition of the compensation, indicating: i. Description of the elements of compensation and the objectives of each one: BOARD OF DIRECTORS Fixed Compensation Base fee. The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the purpose of remunerating the services of each member of the Board, within the scope of the responsibility assigned to the Company's Board of Directors. The alternate members of the Board of Directors shall be compensated only for each meeting to which they attend, in the absence of the sitting member, in the amount of 50% of the compensation awarded to the sitting member. Direct and Indirect Benefits. Directors are not entitled to direct and indirect benefits. Participation in Committees. Since 2018, the full members of the Board of Directors who are also members of committee(s), additionally receive the respective monthly compensation as a member of such committee(s), observing the limit of receipt of such compensation due in virtue of their participation in up to two committees. Variable Compensation, Benefits and Others They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. FISCAL COUNCIL Fixed Compensation Base fee. The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the objective of remunerating the services of each member of the Fiscal Council, within the scope of the responsibility assigned to the Fiscal Council. The determination of the Fiscal Council's compensation is calculated as a percentage (10%) of the average compensation attributed to the Company's Statutory Officers.

In the event of vacancy, the sitting member shall not be compensated, while the alternate members shall be compensated only in cases where they carry out their activities due to vacancy, impediment or absence of the respective sitting member. Direct and indirect benefits and participation in Committees. They are not entitled to direct and indirect benefits, representation funds or compensation for participation in Committees, except reimbursement of travel and per diem expenses necessary for the performance of their duties, to which they are entitled. Variable Compensation, Benefits and Others They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. ADVISORY COMMITTEES The compensation considers exclusively the payment of a monthly amount (fees), for the purpose of remunerating the services of each member, within the scope of responsibility assigned to each Advisory Committee. The Board of Directors, for advisory, permanently counts on five (05) technical and consulting committees, namely: (a) People, Compensation and Governance Committee, (b) Operational Excellence and Risk Committee Committee, (c) Finance Committee, (d) Audit Committee, (e) Nominating Committee, (f) Sustainability Committee, and (g) Innovation Committee (collectively, “Advisory Committees”). As a result of the rupture of the Dam I of the Córrego de Feijão Mine, which took place in the city of Brumadinho on January 25, 2019, the Board of Directors decided to create three (3) Independent Extraordinary Advisory Committees (“CIAEs”), which are non-statutory committees, namely: The Support and Reparation CIAE is dedicated to monitoring the measures aimed at assisting victims and recovering the affected area; The Investigation CIAE is focused on the investigation of the causes; and The Dam Safety CIAE is focused on recommending measures to be taken to reinforce the safety conditions thereof. In February 2020, the Support and Repair CIAE and the Verification CIAE delivered their reports and were discontinued, while the Dam Safety CIAE was maintained for another year and the issuance of its Final Report is scheduled for April 2021. Fixed Compensation Base fee. The compensation consists, exclusively, of the payment of a monthly amount (fees), with the objective of remunerating the services of each consultant, within the scope of responsibility attributed to each Advisory Committee. Specifically, for members of CIAEs, the monthly amount may vary according to the time worked in each month. The compensation of the members of the Advisory Committees is defined by the Board of Directors. Direct and Indirect Benefits. They are not entitled to any direct and indirect benefits.

Variable Compensation, Benefits and Others They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, profit sharing, compensation for participation in meetings, and commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. STATUTORY OFFICERS (BOARD OF EXECUTIVE OFFICERS) Fixed Compensation Base fee. This is the monthly fixed fee, which aims to attract and retain executives with experience and capacity compatible with the scope and responsibility of the position assigned to them in the Company's management. These components are not associated with Vale's performance. Direct and Indirect Benefits. Executives are entitled to a benefits package compatible with market practices, which includes medical, hospital and dental care, supplementary pension plans and life insurance. The benefits, in addition to being in line with market practices, are intended to support executives and their dependents in key areas, such as healthcare and housing. For information about the Complementary Pension Plan (Valia), see item 13.10 of the attachment to the Proposal. Participation in Committees. They are not entitled to compensation for participation in committees. Variable compensation Bonus. It is the variable short-term compensation, which remunerates the executive according to the performance achieved in the face of the challenges that have been established for the year. It is calculated based on the results of the Company and the achievement of collective and individual goals, derived from the strategic planning and the annual budget approved by the Board of Directors. The main objective is to stimulate the delivery of strategic priorities, ensure competitiveness with the market, and focus on social and environmental issues, in addition to acknowledging the role of the executive in the Company's performance. Short-term variable compensation is based on performance goals of different natures, which are an important management tool and have been increasingly relevant to the evolution and implementation of the Company's main strategic plans. It is associated with economic and financial, health and safety, sustainability and strategic goals, in addition to the Company's overall result (measured by cash generation) and the individual performance of each executive (Behavioral Performance Factor - FCD). o In 2020, short-term compensation, in addition to being aligned with Vale's objective to be a leader in low-carbon mining, included with one of the targets the inclusion of the Risk Management element for all employees and executives of the Company, with 10% weight linked to this initiative; o The panels of short-term goals, with an impact on the payment of the Annual Bonus, already have Environmental, Social and Governance (“ESG”) metrics (both general and specific goals), involving health issues, security, risk management / HIRA (Hazard Identification and Risk Assessment) and low carbon targets related to the reduction of impacts on the climate, energy self-production, reduction in water abstraction, recovery and protection of forests and socioeconomic contributions, among other initiatives; o For 2021, Vale focuses more on the collective goals, in order to reinforce a more integrated performance among the areas, with the inclusion of Cultural Transformation, Productivity and Management Model (Vale Process System – “VPS”) indicators. o Vale also adjusted the goals of the areas of Health, Safety, Geotechnics, Reparation and Compliance,removing the financial and production results of the panel for more focus and priority to the component of Risk Management, leaving executives and other employees of these areas fully involved in the mission of reducing and mitigating operational risks without suffering the impact of financial results. Others. They are not entitled to profit sharing, compensation for participation in meetings, and commissions, except for possible extraordinary mechanisms of attraction, retention and/or incentives for relevant deliveries and other initiatives that bring differentiated value to the company, which can generate extraordinary bonuses upon approval by the Board of Directors, on the recommendation of the People, Compensation and Governance Committee, observing the total amount approved at the General Meeting by the Company's shareholders. In this sense, for the fiscal year 2021, the following items are considered: (i) the payment of eventual bonus (in a single installment) for executives who stood out due to their merit in the previous fiscal year, as determined in the performance appraisal; (ii) payment of contractual renewal bonuses for executives, due to changes in contractual clauses that had an impact on compensation; and (iii) payment of signing bonuses for new executives. Post-Employment Benefits The Statutory Officers may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 12 months after their termination, so that they can seek alternatives outside the corporate plan. Entitlement to benefits after termination of position The members of the Statutory Board of Executive Officers are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 of this attachment to the Proposal, for any indemnity arising from the termination or non renewal of the employment contract of said Officers with the Company, provided that these events occur at the Company's initiative. For further information, see item 13.12 of this attachment to the Proposal. Share-based Compensation Virtual Stock Program ("PAV") It is one of Vale's long-term variable compensation programs and directs management efforts to create Vale's sustainable and long-term value, aligning executives' focus to shareholders' vision and encouraging retention and performance. In this program, the compensation is based on units of virtual shares and is linked to the relative performance of the Company vis-à-vis other large mining companies and similar peers and absolute performance through ESG metrics related to the dimensions of health, safety and sustainability, including the action plan to eliminate the main ESG GAPs in relation to the best market practices, which considers issues related to dams, community development, human rights, ethics and corruption, among others. For more information on the PAV, see item 13.4 of this Annex V to the Proposal. Matching Program It is one of the long-term variable compensation programs, and the participation therein by the Statutory Officers is mandatory throughout the duration of the cycle, while they continue active in the Company. To comply with the program, they must use their own resources to acquire common shares issued by the Company (through the purchase in the market or the use of shares that the executive already owns, detached from current cycles) and keep them in their possession for at least the three-year cycle, observing the Rule of Stock Ownership Guidelines (SOG), as described in item 13.4 below. After the three years of the cycle, the executives who are still in the Company and own these shares receive the program award, corresponding to at least the same number of shares originally acquired. For more information on the Matching, see item 13.4 of this Annex V to the Proposal. Other compensation practices Malus and Clawback Clauses In 2019, the Malus rule was implemented and in 2020 the Clawback rule was approved as a complement to Malus for implementation from 2021. The adoption of such rules allows, through facts or events of exceptional gravity, the Board of Directors to decide to eliminate, reduce or even obtain the return, in whole or in part, of the variable compensation provided for payment or installments already paid to executives. The Malus and Clawback rules apply to Vale’s Statutory Board of Executive Officers only.

Individual Performance Evaluation In 2020, the Individual Performance Evaluation process was reformulated, recounting procedural improvements (evaluations being made 100% online and in anonymous format), implementation of a broader concept (360º for CEO and 180º for Executive Officers) and the inclusion of Behavioral Performance Factor (BPF) with direct impact on the Annual Bonus, and can leverage or reduce the amount to be paid for the performance presented in the year. As output of the process, possible individual actions with an impact on the compensation of the Statutory Officers are approved, with due regard for meritocracy and pay for performance. As developments of the evaluations, in addition to the reducing factor/lever of the Annual Bonus, meritocracy and differentiation actions of executives who present better performance can be implemented, as well as feedback and development actions, if there are executives with lower performance than desired. Early renewal of terms of office and employment contracts for statutory executives The Company opted to anticipate the process of election/renewal of terms of office and the execution of contracts with the current Executive Officers, for the 1st quarter of 2021 (replacing the month of May 2021), mainly considering the current context, in which it is essential that Vale remains on the journey of evolution of its Corporate Governance, maintains the stability of its management and business plan and proceeds with the desired cultural transformation for the next five years. Compensation Distribution The compensation mix for Statutory Officers is closer to the interests of shareholders and the profile of the international executive market, which has greater focus and relevance in the components of long-term variable compensation. This adjustment was made through concessions in line with individual performance and is also the result of developments in the annual performance evaluation process for executives. Based on the compensation elements applicable to the Company's Statutory Executive Officers, as presented in previous items (fixed fees, Bonuses, Matching and PAV), the following compensation distribution considers the achievement of the target performance for short-term and long-term variable compensation6: 6 This is the expected distribution according to the designed model (compensation policy) assuming the achievement of the target performance. Accordingly, the information above does not correspond to the information in the tables presented in items 13.1.b.ii and 13.2 that reflect the results of each fiscal year (disclosed considering the Company's cash disbursement criteria in each year).

NON-STATUTORY BOARD OF EXECUTIVE OFFICERS They are employees of the Company with employment relationship and may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses. Fixed Compensation Base salary. They are entitled to receive a monthly fixed amount, defined on the basis of the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each executive, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company. Direct and Indirect Benefits. They are entitled to a package of benefits compatible with market practices and includes Medical-Hospital-Dental Care, Complementary Pension (Valia) and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents on key issues, such as health care and housing. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Annex V to the Proposal. Participation in Committees. They are not entitled to compensation for participation in committees. Variable compensation Profit sharing (PLR). They are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. This amount is distributed according to the performance measured by the targets assigned to each Director, which are defined based on the cascading of targets for the Statutory Directors. The calculation methodology used to establish the variable compensation of the Non-Statutory Board, as mentioned above, is described in detail in item 13.1 (d) below. Others. They are not entitled to bonuses, compensation for participation in meetings and commissions. Post-Employment Benefits They may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, for a period of six months from projection of prior notice so that they may seek alternatives outside the corporate plan. Entitlement to benefits after termination of position They may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale. Share-based Compensation Virtual Stock Program ("PAV") It is one of Vale's long-term variable compensation programs and directs management efforts to create Vale's sustainable and long-term value, aligning executives' focus to shareholders' vision and encouraging retention and performance. In this program, the compensation is based on units of virtual shares and is linked to the relative performance of the Company vis-à-vis other large mining companies and similar peers and absolute performance through ESG metrics related to the dimensions of health, safety and sustainability, including the action plan to eliminate the main ESG GAPs in relation to the best market practices, which considers issues related to dams, community development, human rights, ethics and corruption, among others. For more information on the PAV, see item 13.4 of this Annex V to the Proposal. Matching Program It is one of the long-term variable compensation programs, and the participation therein by the Statutory Officers is mandatory throughout the duration of the cycle, while they continue active in the Company. To comply with the program, they must use their own resources to acquire common shares issued by the Company (through the purchase in the market or the use of shares that the executive already owns, detached from current cycles) and keep them in their possession for at least the three-year cycle, observing the Rule of Stock Ownership Guidelines (“SOG”), as described in item 13.4 below. After the three years of the cycle, the executives who are still in the Company and own these shares receive the program award, corresponding to at least the same number of shares originally acquired.

The rules and conditions of Matching offered to these stakeholders are the same as those applied to the Statutory Officers, except in relation to: (i) the conditions of obligation of participation and permanence until the end of the cycle, as the program is voluntary for Non-Statutory Officers, and (ii) maintenance of ownership of share, which is not applicable to Non-Statutory Officers.

For more information on the Matching, see item 13.4 of this Annex V to the Proposal.

Additional information

Note that the *Malus and Clawback* rules previously described for the Statutory Board of Executive Officers Board do not apply to Non-Statutory Directors

<u>NON-STATUTORY COMMITTEES</u>

The Company also has six non-statutory committees, namely: (a) Business Risk Executive - Operational, (b) Business Risk Executive Committee - Geotechnical; (c) Business Risk Executive Committee - Strategic, Financial and Cyber; (d) Executive Business Risk Committee - Compliance; (e) Executive Business Risk Committee - Sustainability and Reputation Risks; and (f) the Conduct and Integrity Committee. All positions of non-statutory committees are filled by statutory, non-statutory directors and other Company leaders, who do not receive any additional compensation for this function, either fixed or variable.

ii. In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation

According to the tables below[7], the proportions of each element in the total compensation for the fiscal years of 2018, 2019, and 2020 were approximately:

<u>Fiscal Year 2018</u>

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board (1)	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	86.54%	83.33%	12.37%	20.80%	86.65%
Direct and Indirect Benefits	-	-	4.24%	5.49%	-
Participation in committees	-	-	-	-	-
Other (2)	13.46%	16.67%	2.60%	5.26%	13.35%
Variable compensation	-	-	-	-	-
Bonus	-	-	18.81%	-	-
Profit sharing	-	-	-	32.76%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (2)	-	-	9.02%	6.55%	-
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	41.15%	-	-

[7] It takes into account the cash disbursements for each period.

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board [1]	Committees
Share-based Compensation	-	-	11.81%	29.14%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2) Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2019

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board [1]	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	72.18%	83.33%	29.17%	39.86%	86.26%
Direct and Indirect Benefits	-	-	9.52%	8.94%	-
Participation in committees	12.06%	-	-	-	-
Other [2]	15.76%	16.67%	5.74%	9.76%	13.74%
Variable compensation	-	-	-	-	-
Bonus	-	-	0.00%	-	-
Profit sharing	-	-	-	0.00%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other [2]	-	-	4.55%	0.00%	-
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	20.96%	-	-
Share-based Compensation	-	-	30.06%	41.44%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2) Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2020

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board [1]	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	65.53%	83.33%	13.54%	26.01%	86.61%
Direct and Indirect Benefits	-	-	4.07%	8.77%	-
Participation in committees	18.60%	-	-	-	-
Other [2]	15.87%	16.67%	2.71%	6.96%	13.39%
Variable compensation	-	-	-	-	-
Bonus	-	-	22.14%	-	-
Profit sharing	-	-	-	21.47%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other [2]	-	-	5.87%	4.29%	-

Compensation breakdown Board of Directors Fiscal Council Statutory Board Non-Statutory Board (1) Committees Post-Employment Benefits - - - - - Termination of position - - 23.86% - - Share-based Compensation - - 27.80% 32.50% - Total 100.00% 100.00% 100.00% 100.00% 100.00% (1) Amounts related to the termination of office have not been considered in the Non-Statutory Board. (2) Payments related to payroll charges under responsibility of VALE - INSS and other types of bonuses paid. iii. Methodology for calculation and adjustment of each element of compensation The annual global amount of the compensation of the members of the Board of Directors, the Statutory Board of Executive Officers, the Fiscal Council and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and distributed by the Board of Directors, with the recommendation of the People, Compensation and Governance Committee. Board of Directors The definition of values that make up the fees for full members and alternates occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Full members receive every month the fixed portion of the compensation, while alternates receive the fixed portion of the compensation when there is participation in a meeting of the Board of Directors, replacing the full member. Fiscal Council The amounts that make up the fees for full members have as reference the value of 10% (ten percent) of the fixed compensation that, on average, is attributed to Statutory Officers (not counting the benefits, representation budgets, profit sharing or any other payment or award that may be part of the compensation package of those stakeholders). The members of the Fiscal Council are also entitled to reimbursement of travel and per diem expenses necessary for the performance of their duties. Alternate members shall only be remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. Advisory Committees The fixed monthly compensation (fees) is defined based on market practice, verified through the performance of referential surveys conducted by specialized companies, in which the behavior of compensation for companies of similar size is observed. Until 2019, fees were readjusted annually by the Broad National Consumer Price Index – IPCA. As of 2020, this portion came to be evaluated along with the other elements of executive compensation, by the People, Compensation and Governance Committee (with subsequent assessment by the Board of Directors), and adjusted as necessary, having as based on the references of the international executive market. Statutory Officers (Executives)

The fixed fees are determined from market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Until 2019, fees were readjusted annually by the Broad National Consumer Price Index – IPCA. As of 2020, this portion came to be evaluated along with the other elements of executive compensation, by the People, Compensation and Governance Committee (with subsequent assessment by the Board of Directors), and adjusted as necessary, having as based on the references of the international executive market. The direct and indirect benefits to which they are entitled are calculated according to market practice, verified by reference surveys conducted by specialized companies, in which the behavior of granting benefits to companies of similar size is observed, as well as evaluated by the People, Compensation and Governance Committee and approved by the Board of Directors. The bonus component is calculated based on the Company's results, and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established (collective and/or individual), the individual performance (FCD) and cash generation of the Company for each fiscal year, as described in item 13.1 (d) below. The components of share-based compensation (PAV and Matching) are defined based on a multiple of the monthly fixed portion specific to the level that the executive occupies and the location in which he/she operates in the Company: (i) The PAV uses the average price of the common shares issued by the Company in the last 60 trading sessions of the previous reporting period for the calculation of the virtual shares granted, and makes payments conditional on Vale's performance in the ranking of peer companies, as measured by Vale's cumulative TSRs and of companies in the period, however, for cycles starting from 2020, such payments will still have the impact of ESG metrics. (ii) Matching uses the average purchase price of the common shares issued by the Company, at the time the cycle is granted, using the own funds of the executives who choose to purchase the shares. For more information regarding the method of calculating share-based compensation, see item 13.4 of this Annex V to the Proposal. All components of the compensation package of the Statutory Board of Executive Officers, as well as the methodologies for adjustment of amounts are evaluated by the People, Compensation and Governance Committee and approved by the Board of Directors. Non-Statutory Board of Executive Officers The fixed compensation of Officers, with employment relationship, is represented by the payment of monthly fixed amounts. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies in order to evaluate the competitiveness of the Company’s compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system is based on points assessment system, which is used by world-class companies and assesses the weight of positions based on their complexity, allowing the global ranking of positions.

There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non- Statutory Director (meritocracy). The direct and indirect benefits to which they are entitled are defined in accordance with market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size. The profit-sharing (PLR) component is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash generation for each year. The readjustment of the fixed compensation resulting from the IPCA or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation. Share-based compensation (PAV and Matching) has the same methodology of calculations and as previously described in the item above regarding the Statutory Officers (Executives) and item 13.4 of this Annex V to the Proposal. iv. Reasons justifying the composition of the compensation The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's short-term performance and long-term results, in particular the appreciation of common shares, the performance of the relative TSR (which measures Vale's position in relation to peer companies) and the achievement of ESG commitments. In relation to the executive officers, Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the variable components (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company. v. Existence of members not remunerated by the issuer and the reason therefor As of the date of this Proposal, the Company does not have unpaid members, except for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company. For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation. c. Main performance indicators that are taken into account in determining each element of compensation: All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Officers, these definitions are also evaluated by the People, Compensation and Governance Committee and approved by the Board of Directors. The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR (that measures Vale positioning as compared to peer companies), and general goals of productivity, sustainability, risk management, among others. It is worth highlighting that in 2020 the indicators related to the ESG theme were implemented as parameters for the definition of compensation within the short and long term variable compensation programs. For more information, see items 13.1 (b) and 13.4 of this Annex V to the Proposal. d. How compensation is structured to reflect the evolution of performance indicators The definition of targets of executives' performance and commitment to safety and sustainability and those related to ESG themes for structuring the payment of short-term variable compensation is derived from the strategic planning and budget approved by the Board of Directors, and reviewed each year to support the goals and expected results for the Company. The performance indicators taken into account in determining the compensation derived from the share-based compensation plan are the quotation of the Company's shares in the market and, specifically for the PAV, the Company’s ranking among a group of other companies with characteristics similar to those of Vale (peer group) and ESG metrics (these from 2020). e. How the compensation policy or practice is aligned with the interests of the issuer of the short, medium and long term The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established for the medium and long term, and in line with the return to shareholders. To that end, the PAV and Matching were defined with grace periods for payment of the compensation, which deadlines are described in item 13.4 and established so that such programs are in line with the evolution of the Company's own performance indicators. f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers At the date of this Reference Form, there is no estimated compensation of the Company Management for fiscal year 2021 that may be supported by subsidiaries, direct or indirect parent companies, by virtue of the positions held by them in the Company. g. Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer At the date of this Annex V to the Proposal, there is no provision for compensation or benefit in the Company linked to the occurrence of a certain corporate event. However, it should be noted that there may occur any awards, bonuses or other payments or compensation increments approved by the Company's Board of Directors, in line with the performance presented by the executives, and future challenges, and with the Compensation Policy of the Executive Board, may be paid to the members of the Executive Board.

h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and board of executive officers, indicating: i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The People, Compensation and Governance Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the compensation of the Statutory Officers. After a technical evaluation of the market surveys received, the committee prepares a compensation proposal that is sent for analysis by the Board of Directors and, next, to the Meeting, as established in the Company’s Bylaws. In addition, as explained above, we clarify that the Company's Board of Executive Officers is not responsible for approving its compensation, nor is it responsible for determining targets and parameters for purposes of determining its variable compensation. ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies In relation to the methodology used to determine the individual compensation of the managers, the Company uses studies to verify market practices,with the support of one or more specialized consultants, in which the behavior of benefits for companies of similar size. It should be noted that the market is always the benchmark, within a global competition perspective, and Vale considers, for purposes of determining the compensation of its management, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. iii. How often and in which way the board of directors assesses the adequacy of the issuer's compensation policy The Board of Directors evaluates on an annual basis the suitability of the methodology, practices and procedures used to define the individual compensation of directors.

13.2 - Total compensation per body recognized in the result of the last 3 fiscal years and the one foreseen for the current fiscal year of the board of directors, statutory board and fiscal council

Total compensation forecast for the current year Dec 31, 2021 - Annual Values				
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	14.00	9.48	5.00	**28.48**
No. of members receiving compensation	14.00	9.48	5.00	**28.48**
Annual Fixed compensation				
Salary or pro-labore	12.820.853,02	28.845.735,84	1.521.399,60	**43.187.988,46**
Direct and indirect benefits	0.00	6.868.003,57	0.00	**6,868,003.57**
Participation in committees	3.658.666,36	0.00	0.00	**3.658.666,36**
Others	0.00	0.00	0.00	**0.00**
Description of other fixed compensations	-	-	-	
Variable compensation				
Bonus	0.00	41.700.178,57	0.00	**41,700,178.57**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	15.865.177,75	0.00	**15.865.177,75**
Description of other variable compensations		Other types of bonus		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	17.945.243,99	0.00	**17,945,243.99**
Share-based, including options	0.00	66.141.791,20	0.00	**66,141,791.20**
Notes:	1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only.	1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. 2. Other types of bonuses include: (i) the payment of eventual bonus (in a single installment) for executives who stood out due to their merit in the previous fiscal year, as determined in the performance appraisal; (ii) payment of contractual renewal bonuses for executives, due to changes in contractual clauses that had an impact on compensation; and (iii) payment of	1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. 2. The full members (5 members) of the Fiscal Council are considered.

		signing bonuses for new executives. 3. The "Termination of Office" field covers severance payments made to Executive Officers who have left the company in 2019 and 2020.		
Total compensation	**16.479.519,38**	**177.366.130,92**	**1.521.399,60**	**195.367.049,90**

Compensation in the Fiscal year ending 31 December 2020 – Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	13.25	6.35	4.75	24.35
No. of members receiving compensation	13.25	6.35	4.75	24.35
Annual Fixed compensation				
Salary or pro-labore	9.541.887,60	22.404.890,44	1.680.907,88	**33,627,685.92**
Direct and indirect benefits	0.00	6.730.673,70	0.00	**6,730,673.70**
Participation in committees	2.707.977,62	0.00	0.00	**2,707,977.62**
Others	2.310.506,52	4.480.978,09	336.181,58	**7,127,666.19**
Description of other fixed compensations	INSS on fixed fees	INSS on fixed fees	INSS on fixed fees	
Variable compensation				
Bonus	0.00	36.629.008,34	0.00	**36,629,008.34**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	9.709.809,10	0.00	**9,709,809.10**
Description of other variable compensations		Other charges paid on compensation		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	39.473.868,92	0.00	**39,473,868.92**
Share-based, including options	0.00	45.992.204,06	0.00	**45,992,204.06**
Notes:	1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. The "Total number of members" field covers the full members and the alternate members of the	1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. 2. It includes the Bonus that was due for payment in 2019 (which was suspended due to the accident), in addition to the Bonus due for payment in 2020.	1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. 2. The full members (5 members) of the Fiscal Council are considered.

	Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only.	3. Severance payments made to Executive Officers who have left the company in 2018, 2019 and 2020. 4. It includes the Matching that was due for payment in 2019 (which was suspended due to the accident), in addition to the Matching and PAV due for payment in 2020.		
Total compensation	**14,560,371.74**	**165,421,432.65**	**2,017,089.46**	**181,998,893.85**

Compensation in the Fiscal Year ending December 31, 2019 – Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	12.92	6.91	5.00	24.83
No. of members receiving compensation	12.92	6.91	5.00	24.83
Annual Fixed compensation				
Salary or pro-labore	7.142.459,33	24,913,435.61	1,833,960.00	**33,889,854.94**
Direct and indirect benefits	0.00	8,130,545.72	0.00	**8,130,545.72**
Participation in committees	1.194.000,00	0.00	0.00	**1,194,000.00**
Others	1.559.291,87	4,898,186.06	366,792.00	**6,824,269.93**
Description of other fixed compensations	INSS on fixed fees	INSS on fixed fees	INSS on fixed fees	
Variable compensation				
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	3,885,703.39	0.00	**3,885,703.39**
Description of other variable compensations		Hiring bonus and INSS on variable compensation and termination of position		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	17,899,948.43	0.00	**17,899,948.43**
Share-based, including options	0.00	25,676,497.21	0.00	**25,676,497.21**

Notes: 1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. 1. It considers the full members (12 members between January and April, 13 members between May and November and 11 members in December) and the alternate members (5 months with alternate member participation in the year) remunerated for participating in the Board of Directors' meetings. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. Payment referring to PAV was made in January, 2019 before the Brumadinho dam collapse. The other variable compensations that should have been paid this year were suspended due to the dam collapse. 1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. 2. Share-based Compensation: values referring to PAV due for payment in 2019(1). There was no payment for the Matching (suspended). 3. Bonus: There was no payment for the Bonus (suspended). 4. Termination of position: severance payments made to executive officers who left the company in 2017, 2018 and 2019. 5. Payment referring to PAV was made in January, 2019 before the Brumadinho dam collapse. The other variable compensations that should have been paid this year were suspended due to the dam collapse. 1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. 2. The full members (5 members) of the Fiscal Council are considered. 3. Payment referring to PAV was made in January, 2019 before the Brumadinho dam collapse. The other variable compensations that should have been paid this year were suspended due to the dam collapse. Total compensation 9,895,751.20 85,404,316.42 2,200,752.00 97,500,819.62

Compensation in the Fiscal year ending December 31, 2018 – Annual Values				
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	12.08	6.00	5.00	**23.08**
No. of members receiving compensation	12.08	6.00	5.00	**23.08**
Annual Fixed compensation				
Salary or pro-labore	6,608,146.89	20,543,646.36	1,705,551.75	**28,857,345.00**
Direct and indirect benefits	0.00	7,050,290.66	0.00	**7,050,290.66**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	1,028,229.38	4,317,265.39	341,110.35	**5,686,605.12**
Description of other fixed compensations	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	31,237,934.71	0.00	**31,237,934.71**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	14,983,080.22	0.00	**14,983,080.22**
Description of other variable compensations		Payroll costs under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	68,346,721.83	0.00	**68,346,721.83**
Share-based, including options	0.00	19,622,073.35	0.00	**19,622,073.35**
Notes:	1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. 2. The full members (12 members) and the alternate members (2 participations of alternate member were necessary in the year) are considered.	1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. 2. Share-based compensation: amounts referring to the PAV (cycles 2014, 2015 and 2016) and Matching (cycle 2015). 3. Bonus: amounts referring to the results and targets for the 2017 reporting period. 4. Termination of position: severance payments made to executive officers who left the company in 2016, 2017 and 2018.	1. The total number of members was established according to Official Circular Letter CVM/SEP 01/21. The full members (5 members) of the Fiscal Council are considered.

Total compensation	7,636,376.27	166,101,012.52	2,046,662.10	175,784,050.89

13.3 - Variable compensation related to the past three fiscal years and expected compensation forecast for the current fiscal year of the board of directors, statutory board and fiscal council:

Variable compensation forecast for the current fiscal year (2021)

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	14.00	9.48	5.00	**28.48**
No. of members receiving compensation(2)	0.00	9.48	0.00	**9.48**
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	0.00	0.00	0.00	**0.00**
Maximum Amount Forecast in the compensation plan(4)	0.00	51.898.335,48	0.00	**51,898,335.48**
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	0.00	25.949.167,74	0.00	**25,949,167.74**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-

(1) Estimate of the annual average of the number of members of said body verified monthly pursuant to item 13.2.
(2) Estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 01/2021.
(3) It only considers installments referring to short-term variable compensation plan. It does not consider other bonuses that can be recognized in the year.
(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of targets and other 2020 results.
(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of target and other 2020 results.

Variable compensation - Fiscal Year ended on Dec 31, 2020

Item / Year	Board of Directors	Board of Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	13.25	6.35	4.75	24.35
Number of members receiving compensation(2)	0.00	6.35	0.00	6.35
Bonus(3)				
Minimum Amount Anticipated in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum Amount Anticipated in the Compensation Plan(4)	0.00	42,667,926.48	0.00	42,667,926.48
Amount Anticipated in the compensation plan if targets are met (5)	0.00	21,333,963.24	0.00	21,333,963.24
Value effectively recognized in the result of the fiscal year (6)	0.00	19,048,646.32	0.00	19,048,646.32
Profit Sharing				
Minimum Amount Anticipated in the Compensation Plan	-	-	-	-
Maximum Amount Anticipated in the Compensation Plan	-	-	-	-
Amount Anticipated in the compensation plan, if targets are met	-	-	-	-

Amount effectively recognized in the results for the fiscal year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.
(2) Number of officers and board directors, as applicable, who were assigned variable compensation as recognized in the issuer's results for the year, as set forth in Official Circular Letter CVM/SEP 01/2021.
(3) Considers only the portions of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the year.
(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of targets and other 2019 results.
(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of target and other 2019 results.
(6) Refers to the annual bonus program, linked to the results and targets of the 2019 fiscal year, paid in 2020. This amount does not consider the bonus paid in 2020 linked to the 2018 fiscal year, whose payment was suspended in 2019 due to the accident (the amount was R$ 17.580.362,02).

Variable compensation - Fiscal Year ended on Dec 31, 2019

Item / Year	Board of Directors	Board of Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	12.92	6.91	5.00	24.83
Number of members receiving compensation(2)	0.00	6.91	0.00	6.91
Bonus(3)				
Minimum Amount Anticipated in the Compensation Plan	-	0.00	-	0.00
Maximum Amount Anticipated in the Compensation Plan(4)	-	35,760,234.48	-	35,760,234.48
Amount Anticipated in the compensation plan if targets are met (5)	-	17,880,117.24	-	17,880,117.24
Value effectively recognized in the results of the fiscal year (6)	-	0.00	-	0.00
Profit Sharing				
Minimum Amount Anticipated in the Compensation Plan	-	-	-	-
Maximum Amount Anticipated in the Compensation Plan	-	-	-	-
Amount Anticipated in the compensation plan, if targets are met	-	-	-	-
Amount effectively recognized in the results for the fiscal year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.
(2) Number of officers and board directors, as applicable, who were assigned variable compensation as recognized in the issuer's results for the year, as set forth in Official Circular Letter CVM/SEP 01/2021.
(3) Considers only the portions of the short-term variable compensation plan. Does not consider other bonuses that have been recognized in the fiscal year.
(4) Value corresponding to 200% of the target established with reference to the market, considering the members who occupied the Board of Executive Officers in 2018.
(5) Value corresponding to the target established with reference to the market, considering the members who occupied the Board of Executive Officers in 2018.
(6) Value effectively recognized in the fiscal year, regarding the annual bonus program, linked to the results and targets for the 2018 fiscal year. This amount was suspended due to the Brumadinho dam breach, and, accordingly, there was no payment in 2019.

Variable compensation - Fiscal Year ended on Dec 31, 2018

Item / Year	Board of Directors	Board of Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	12.08	6.00	5.00	23.08
Number of members receiving compensation(2)	0.00	6.00	0.00	6.00
Bonus(3)				
Minimum Amount Anticipated in the Compensation Plan	-	-	-	-
Maximum Amount Anticipated in the Compensation Plan(4)	-	27,310,672.64	-	27,310,672.64
Amount Anticipated in the compensation plan if targets are met (5)	-	13,655,336.32	-	13,655,336.32

Value effectively recognized in the results of the fiscal year (6) - 27,161,721.49 - 27,161,721.49 Profit Sharing Minimum Amount Anticipated in the Compensation Plan - - - - Maximum Amount Anticipated in the Compensation Plan - - - - Amount Anticipated in the compensation plan, if targets are met - - - - Amount effectively recognized in the results for the fiscal year - - - - (1) Annual average of the number of members of said body verified monthly pursuant to item 13.2. (2) Number of officers and board directors, as applicable, who were assigned variable compensation as recognized in the issuer's results for the year, as set forth in Official Circular Letter CVM/SEP 01/2021. (3) Considers only the portions of the short-term variable compensation plan. Does not consider other bonuses that have been recognized in the fiscal year. (4) Amount corresponding to 200% of the target established with reference to the market, and considering the members that were part of the Board of Executive Officers throughout 2017. (5) Amount corresponding to 100% of the target established with reference to the market, and considering the members that were part of the Board of Executive Officers throughout 2017. (6) Refers to the amount effectively recognized, regarding the annual bonus program, linked to the results and targets of the 2017 reporting period.

13.4 - Regarding the share-based compensation of the Board of Directors and Board of Statutory Executive Officers, in force in the last fiscal year and anticipated for the current fiscal year, report: The Company has two share-based compensation plans for the Board of Statutory and Non- Statutory (Matching and PAV) Executive Officers, which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company, rather only the payment of bonuses, referenced to the market quotation of the Company's shares. a. General Terms and Conditions Virtual Stock Program ("PAV") This is a long-term compensation incentive, linked to the Company’s performance, for the Company’s Statutory Officers (Board of Executive Officers) and non-Statutory Officers. In this program the compensation is based on units of virtual shares and is linked to the Company's relative performance against other large mining companies and similar peers (80%) and to the absolute performance regarding ESG metrics (20%), related to the health, safety and sustentability dimensions, including the action plan for the elimination of the main ESG gaps in relation to the best industry practices, that takes into consideration issues related to dams, development of communities, human rights, ethics and corruption, among others. For the purposes of calculating the number of virtual shares to be granted to each executive, the following parameters are used: (i) the historical price of shares issued by Vale in the last 60 trading sessions of the year preceding the beginning of the cycle, weighted by the volume of shares traded, (ii) the executive's compensation at the end of the year preceding the beginning of the cycle, and (iii) the PAV reference value, that varies depending on the level and location of the participant. From 2014 to 2018 (including), the PAV lasted 4 years and made gradual payments over the cycle life. As of 2019, the PAV cycles have 3 years of duration with full reward. The PAV, until the 2020 reward, was paid in cash at the end of the 3-year cycle. As proposed to the Annual Shareholders’ Meeting, as of the 2021 grant, if approved by the shareholders in said Meeting, the Virtual Stock Program/PAV will be modified as below: (i) it will be paid in shares issued by the Company (“Real Stock”) (and not in cash anymore), and (ii) an additional payment (virtual dividends) at the end of the cycle, based on (a) the value to be paid per share in the distribution of dividends or interests on equity by Vale to its shareholders during the duration of the cycle, and (b) the number of shares initially granted to the officers multiplied according to the program final performance factor. Such adjustments strengthen the ownership feeling and the engaging of the officers, besides aligning their actions to the shareholders’ interest. The PAV payment metrics consist of:

1- Total Shareholder Return (80% weight) - TSR in relation to a group of peer companies, taking into account the businesses and regions where Vale operates and the influence of fluctuations in the Brazilian market. If Vale is ranked first among the companies (P100 percentile), the amount of compensation is increased by 50% (150% performance factor); if Vale is in P25 (first quartile) or below, there is no payment (zero performance factor); and for Vale's interim positions in the ranking (between P25 and P100), it is paid according to its performance, whose factor can vary between 10% and 150%, as follows: 2 - ESG metrics (20% weight) - ESG metrics are associated with health, safety and sustainability, having been included as of the 2020 cycle (with payment to be made in 2023), further reinforcing Vale's concern with such issues and demonstrating the Company's commitment and focus on long-term sustainable development and excellence in issues related to ESG practices. 2.1 Health and safety metrics (10% weight) aim to promote the effective management of high potential recordable accidents and injuries, considering fatalities or changed lives, enabling Vale to deal with risks more efficiently, in addition to monitoring the actual frequency and severity of accidents. This marks a critical shift in the focus of the indicators, moving from a reactive to a proactive approach. 2.2 The Sustainability metrics (10% weight) is based on Vale's 2030 commitments, which cover: (a) reduction of greenhouse gas emissions in accordance with the Paris Agreement; (b) 100% global self-production of clean energy; (c) 10% reduction in new water uptake; (d) recover and protect 500,000 ha of degraded land beyond Vale's limits; (e) socioeconomic contribution to health, education and income generation, and (f) elimination of the main ESG gaps in relation to best practices. The inclusion of 20% of ESG indicators to the program performance metrics is more aggressive than the benchmarking made with Vale’s peers, which have, on average, 10% of these indicators as a metrics for long-term incentives. See below a table summarizing the paragraphs above. VIRTUAL STOCK PLAN UNTIL 2019 2020+ DESCRIPTION OF INDICATORS USED FOR GRANTS TSR Vale's Total Shareholder Return (TSR), compared to a pre-selected peer group. 100% 80%

ESG INDICATORS (ENVIRONMENTAL, SOCIAL AND GOVERNANCE) - Health and safety (10%) and sustainability indicators based on Vale's 2030 commitments (10%). PAYMENT CONDITIONS (TRIGGER) If Vale is below the 5th position in the TSR ranking, there will be no payments related to the program. See below the history of results in the latest PAV payments: Matching This is a long-term payment incentive, based on the Company’s expected performance, which is reflected in its market value and share price, for the Company’s Statutory (Board of Executive Directors) and Non-Statutory Officers. The participation of the Statutory Officers is mandatory during the full duration of the cycle while they remain active in the Company. To comply with the program, they must use their own resources to acquire common shares issued by the Company (through purchases in the market or the use of shares already owned by the officer, detached from current cycles) and keep them in their possession for at least the three-year cycle, observing the Stock Ownership Guidelines (“SOG”). After the three years of the cycle, the officers who are still in the Company and own these shares receive the program reward, which is at least the same number of shares originally acquired. The participation of Non-Statutory Officers is voluntary. The calculation base for the program is mainly the officer’s base compensation and the price of the share at the moment of the concession of the cycle. For the purpose of rewarding at the end of the cycle, the Company makes the payment of at least the same number of shares initially granted, plus the amount related to the Withholding Tax. For specific years where the net Annual Bonus effectively paid is not enough for the officer to participate in the Matching program, the obligation of participation is limited to 50% of the net Bonus effectively paid. 20%

Furthermore, as of 2019, a requirement under the SOG Matching programwas implemented for the Executive Officers, where they will retain the ownership of the shares issued by Vale in the amount equivalent to at least 36 (thirty-six) times the value of the fixed monthly payment to the CEO and 24 (twenty-four) times the value of the fixed monthly payment the other Executive Officers. Officers may reach this level of participation over their terms, and cannot trade the shares before the minimum value is reached. This obligation does not apply to Non- Statutory Officers. As of 2016 (including), the plan allows participation using shares already held ("Free Stock"), as long as they are not linked to other Matching cycles that are not yet closed. After 3 years, the officers that are still in the Company and still keep such shares in their possession, receive a reward equivalent to the net amount in Vale’s shares, plus the Withholding Tax. As of the 2019 grants, participants will be entitled to receive the net amount equivalent to dividends (or interests on shareholders' equity) on shares not yet rewarded by the Company, whenever there is distribution to its shareholders. As of the 2019 grants, besides the program rewards, have the right to receive the net value equivalent to the dividends or interests onf equity of the shares not yet liquidated, during the cycle and at any moment when Vale makes distribution to its shareholders. b. Main Objectives of the Plan The main objectives of share-based compensation plans are: to focus management efforts on creating value and wealth for Vale, to align officers and shareholders interests, to strengthen a sustainable performance culture, to serve as a lever for retaining executives and to encourage the "feeling of ownership". c. How the plan contributes to these objectives The share-based compensation plans align the interests of the stockholders and the Statutory and Non-Statutory Officers insofar as they ensure that there are only gains for the officers when there are gains for the Company. d. How the plan fits into the issuer's compensation policy The share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of officers with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's businesses and to the retention of qualified professionals. They are designed with the support of a specialized consultancy and take into account the movements of the national and international market. e. How the plan aligns the interests of managers and issuer in the short, medium and long term The design of the share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year or four-year period and, still, in the case of the PAV, the Company's relative performance compared to a group of companies with characteristics similar to Vale and, as of 2020, the alignment with the Company's main strategic deliveries (through ESG metrics). Therefor, the plans align the interests of the managers and the interests of the Company in the medium and long term.

f. Maximum number of shares covered Not applicable. There is no granting of stock options under the share-based compensation plans. In case of the PAV, the number of shares granted as a reference under the plan varies according to the basic compensation of each officer and with the average price of the common shares issued by Vale in a specified number of trading sessions prior to the grant. In the case of the Matching Plan, the calculation base is the fixed compensation received by the Company’s Board of Statutory Executive Officers, and the parameters for this calculation are pre-established for each hierarchical level and each country where the Company operates. g. Maximum number of options to be granted Not applicable. There is no granting of stock options under the share-based compensation plans. h. Conditions for acquisition of shares Not applicable. Share-based compensation plans do not grant officers with options to acquire Company shares. i. Criteria for setting the price of acquisition or exercise Not applicable. As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise. Considering the Company’s current plans: (i) (i) in the PAV, the definition of the reference price to be considered at the beginning of each cycle, for the purposes of calculating the number of virtual shares granted, takes into account the price history of the shares issued by Vale in the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading session and makes payments linked to Vale’s performance in the ranking of peer companies, measured by Vale’s and peer company’s accumulated TSRs in the period; for the cycles started as of 2020, such payments will also be impacted by the ESG metrics; and (ii) (ii) in Matching, for the definition of the granting price to be considered at the beginning of each cycle, it is considered the average purchase price of the shares issued by Vale in the market, at the beginning of the cycle, referring to the participation of all Company’s officers that are eligible to participate in the program and that have opted to invest cash resources for the purchase of said shares in the market. This same grant price is then also applied to all Company officers who are eligible to participate in the program and who have opted to invest through blocking their "free stock”. j. Criteria for setting the term of exercise

Not applicable. The share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for the exercise. Considering the current programs: in PAV, the reward was carried out in a gradual way (0%, 20%, 30% and 50%) over a four year cycle. As of 2019, the cycle duration was shortened to three years and with full reward (100% at the end of the cycle, without intermediate payments). In the Matching Program, the reward occurs at the end of the 3-year cycle, and as of 2019 there may also be gradual payments, whenever there is distribution of dividends or interest on equity by Vale to its shareholders. k. Settlement form The Matching is rewarded with the same number of shares initially purchased by the officer, also at the end of the three year cycle. Besides the final award, the Matching Program includes partial payments related to virtual dividends, which will be made whenever dividends or interests on equity are distributed to Vale’s shareholders. The PAV, until the 2020 reward, was paid in cash at the end of the 3-year cycle. As proposed to the Annual Shareholders’ Meeting, as of the 2021 grant, if approved by the shareholders in said Meeting, the Virtual Stock Program/PAV will be modified as below: (iii) it will be paid in shares issued by the Company (“Real Stock”) (and not in cash anymore), and (iv) an additional payment (virtual dividends) at the end of the cycle, based on (a) the value to be paid per share in the distribution of dividends or interests on equity by Vale to its shareholders during the duration of the cycle, and (b) the number of shares initially granted to the officers multiplied according to the program final performance factor. Such adjustments strengthen the ownership feeling and the engaging of the officers, besides aligning their actions to the shareholders’ interest. For officers terminated by the Company’s initiative, the Matching and PAV rewards are paid at the termination act, proportionally to the period worked and based on partial results. As of 2021, for Statutory Officers terminated by the Company’s initiative, such payments will be made only on the vesting of the cycles, and based on the verified official results (share price and performance metrics). Both plans include the withholding tax, which is borne by the Company for the benefit of the participants. l. Restrictions on the transfer of shares In the Matching Plan, if the participant trades, transfers or sells any of the Company's shares linked to the Plan within the period of three years, he loses the right to the reward at the end of the cycle.

Also, within the scope of the Plan, operations involving derivatives, which may show to be positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties, are prohibited, considering that the Matching program has as one of its purposes the exposure and alignment of the officer to the Company's listed shares during the period of the Plan. The transactions described above (involving derivatives and share leases) related to any share of Vale that the officer holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan. Furthermore, as of 2019, Statutory Officers must comply with the Stock Ownership Guidelines, so that de statutory officer must keep the property of Vale’s issued shares with a value equivalent to at least 36 (thirty-six) times the value of the monthly fixed payment to the CEO and to 24 (twenty-four) times the value of the monthly fixed payment to the other Executive Officers. Officers may reach this level of participation over their terms, and cannot trade the shares before the minimum value is reached. This rule is not valid for Non-Statutory Officers. This item is not applicable to the PAV, since the participants of the Plan are not required to maintain a shareholding position in the Company. m. Criteria and events that, when verified, will cause the suspension, change or extinction of the plan In the Matching program, any transfer, trade or sale of the shares issued by Vale linked to the plan by the participant before the end of the three year cycle, leads to the cancellation of any rights related to the Plan, besides the compliance with the Stock Ownership Guidelines for Statutory Officers. In the Matching program and in the PAV, the voluntary termination by the officer leads to the extinction of any future rights related to the Plans. Furthermore, the Malus and/or Clawback rules may also be applied for Statutory Officers, due to facts or events extraordinary, as was the case, for example, in 2019 due to the Brumadinho dam breach. These rules are described in tem 13.1.b(i) and do not apply for Non-Statutory Directors. n. Effects of the departure of the officer of the issuer's bodies on his rights under the share-based compensation plan As it is a retention mechanism, in case of termination by his own initiative, the participant loses the right to receive any rewards from the share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he had already become entitled at the time of termination of the contract.

13.5. Regarding the share-based compensation recognized for the past three fiscal years, and that anticipated for the current fiscal year, for the Board of Directors and Board of Statutory Executive Officers, prepare a table with the following content: The share-based compensation plans (described in item 13.4) do not contemplate the granting of stock options, because they are based on the quotations of the Company’s shares to define the amount to be paid as an incentive to Executive Officers. Therefore, most information is not applicable, for example, information related to the weighted average price of the reporting period (a) of the options outstanding at the beginning of each fiscal year, (b) of the options lost during each fiscal year, c) of the options exercised during each fiscal year, (d) of the options expired during each fiscal year and to the potential dilution in case of exercise of all options granted are not applicable to the Company. Considering the above paragraphs, the incentive information, including the amounts paid in each period, is disclosed in the tables below for reference purposes. Share-based compensation anticipated for the current fiscal year (2021): Board of Directors Board of Statutory Executive Officers Total Total number of members(1) 14.00 9.48 23.48 Number of members receiving compensation(2) 0.00 9.48 9.48 Weighted average price of exercise: (a) of the options outstanding at beginning of the fiscal year n/a n/a n/a (b) of the options lost during the fiscal year n/a n/a n/a (c) of the options exercised during the fiscal year n/a n/a n/a (d) of the options expired during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all options granted n/a n/a n/a (1) Corresponds to the estimate of the annual average of the number of members of said administrative body to be verified monthly pursuant to item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's results for the year, as set forth in Official Circular Letter CVM/SEP 01/2021. Share-based compensation - Fiscal Year ended on Dec 31, 2020: Board of Directors Board of Statutory Executive Officers Total Total number of members(1) 13.25 6.35 19.60 Number of members receiving compensation(2) 0.00 6.35 6.35 Weighted average price of exercise: (a) of the options outstanding at beginning of the fiscal year n/a n/a n/a (b) of the options lost during the fiscal year n/a n/a n/a (c) of the options exercised during the fiscal year n/a n/a n/a (d) of the options expired during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all options granted n/a n/a n/a (1) The total number of members corresponds to the annual average of the number of members of said administrative body, verified monthly under the terms of item 13.2. (2) The number of members receiving compensation corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's results for the year, as set forth in Official Circular Letter CVM/SEP 01/2021. Share-based compensation - Fiscal Year ended on Dec 31, 2019: Board of Directors Board of Statutory Executive Officers Total Total number of members(1) 12.92 6.91 19.83 Number of members receiving compensation(2) 0.00 6.91 6.91 Weighted average price of exercise: (a) of the options outstanding at beginning of the fiscal year n/a n/a n/a (b) of the options lost during the fiscal year n/a n/a n/a (c) of the options exercised during the fiscal year n/a n/a n/a (d) of the options expired during the fiscal year n/a n/a n/a

Potential dilution in case of exercise of all options granted n/a n/a n/a (1) The total number of members corresponds to the annual average of the number of members of said administrative body, verified monthly under the terms of item 13.2. (2) The number of members receiving compensation corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's results for the year, as set forth in Official Circular Letter CVM/SEP 01/2021. Share-based compensation - Fiscal Year ended on Dec 31, 2018: Board of Directors Board of Statutory Executive Officers Total Total number of members(1) 12.08 6.00 18.08 Number of members receiving compensation(2) 0.00 6.00 6.00 Weighted average price of exercise: (a) of the options outstanding at beginning of the fiscal year n/a n/a n/a (b) of the options lost during the fiscal year n/a n/a n/a (c) of the options exercised during the fiscal year n/a n/a n/a (d) of the options expired during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all options granted n/a n/a n/a (1) The total number of members corresponds to the annual average of the number of members of said administrative body, verified monthly under the terms of item 13.2. (2) The number of members receiving compensation corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's results for the year, as set forth in Official Circular Letter CVM/SEP 01/2021. Share-based compensation anticipated for the current fiscal year (2021): Board of Directors Board of Statutory Executive Officers Total Granting of stock options (Incentive Grant) Date of grant (Date of granting the incentive) - January 2017 and 2018, and March 2018 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receiving the incentive) - December 2020 and March 2021 (2) - Deadline for the exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Value of the Incentive Paid) - 60,370,298.95 60,370,298.95 (1) The PAV cycles began in January 2017 and 2018, and the Matching cycle began in March 2018, with payments scheduled for 2021. (2) On December 31, 2020, the third and second windows of anticipation of the PAV cycles began respectively on December 31st, 2017 and 2018; the Matching cycle began in 2018 and will end in March 2021. Share-based compensation - fiscal year ended on 12/31/2020: Board of Directors Board of Statutory Executive Officers Total Granting of stock options (Incentive Grant) Date of grant (Date of granting the incentive) - January 2016, 2017 and 2018, and March 2017 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receiving the incentive) - December 2019 and March 2020 (2) -

Deadline for the exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of the Incentive Paid) - 35,325,905.85 35,325,905.85 (1) The PAV cycles began in January 2016, 2017 and 2018, and the Matching cycle began in March 2017, with payments scheduled for 2020. The Matching cycle began in 2016 with payment originally scheduled for 2019, but, due to its suspension, it was also paid in 2020, but not taken into account in the above table. (2) On December 31, 2019, the third, second and first windows of anticipation of the PAV cycles were closed (they had begun, respectively, in 2016, 2017 and 2018); and the Matching cycle, that began in 2017, was closed in March 2020. The Matching cycle began in 2019, but due to its suspension it was also paid in 2020, but not taken into account in the above table. Share-based compensation - fiscal year ended on December 31, 2019 Board of Directors Board of Statutory Executive Officers Total Granting of stock options (Incentive Grant) Date of grant (Date of granting the incentive) - January 2015, 2016 and 2017(1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receiving the incentive) - December 2018 (2) - Deadline for the exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of the Incentive Paid) - 25,676,497.21 25,676,497.21 (1) The PAV cycles began in January 2015, 2016 and 2017, with payments scheduled for 2019. The Matching cycle begun in 2016 with payment originally scheduled for 2019, is being budgeted for 2020 due to its suspension. (2) The third, second and first windows of anticipation of the PAV cycles begun, respectively, in 2015, 2016 and 2017, were closed pm December 31st, 2018. The Matching cycle that ended in March 2019 is being budgeted for 2020 due to its suspension. Share-based compensation - fiscal year ended on 12/31/2018: Board of Directors Board of Statutory Executive Officers Total Granting of stock options (Incentive Grant) Date of grant (Date of granting the incentive) - January 2014, 2015 and 2016, and March 2015 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receiving the incentive) - December 2017 and March 2018 (2) - Deadline for the exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of the Incentive Paid) - 19,622,073.35 19,622,073.35 (1) In 2014, 2015 and 2016 the PAV cycles started in January, and the Matching cycle started in March 2015. (2) On December 31, 2017, the third, second and first windows of anticipation of the PAV cycles were closed (they had begun, respectively, in 2014, 2015 and 2016); and the Matching cycle, that began in 2015, was closed in March 2018.

13.6 - Regarding open stock options of the Board of Directors and Board of Statutory Executive Officers at the end of the fiscal year, prepare table with the following content: Not applicable, since the company’s share-based compensation plans does not contemplate the granting of stock options. The plans based on the Company’s shares take into account the share price and the measured performance factors in order to carry the granting. The Matching program reward corresponds to the net amount equivalent to at least to the same number of shares acquired by the participant at the beginning of the cycle, plus the corresponding Withholding Tax. The PAV award is equivalent to the net amount in cash, and, as of the 2021 grants, in Real Stock (approved in the 2021 Ordinary and Extraordinary Shareholders’ Meetings), according to the verified share price and the performance metrics. For more information, refer to items 13.4 and 13.5 of this Annex V to the Proposal.

13.7 - Regarding stock options exercised and shares delivered related to the share- based compensation of the Board of Directors and Board of Statutory Executive Officers, prepare a table with the following content, for the past three fiscal years: Information not applicable to the PAV, since that, until the award in 2020, the PAV was paid in cash at end of the 3-year cycle. Therefore the plan did not contemplate the granting of stock options nor the delivery of shares issued by the Company. As proposed to the Annual Shareholders’ Meeting, as of the 2021 reward, if approved by shareholders in said Meeting, the Virtual Stock Program/PAV will be paid in shares issued by the Company (“Real Shares”) (and not in cash anymore): The Matching plan does not contemplate the granting of stock options, but contemplates the delivery of shares issued by the Company. Therefore, under the Matching plan, the Company may directly purchase shares in the market or use shares in its treasury in order to meet the Program’s benefits. For additional information regarding the number of shares in the treasury and the amount used for this purpose, please see items 19.2 and 19.3 of the Reference Form. For reference purposes only, the shares delivered to officers (which were bought in the market) due to the Matching Plan in the last 3 (three) fiscal years are presented below: Share-based compensation - fiscal year ended on 12/31/2020 Administrative Body Board of Directors Board of Statutory Executive Officers Total number of members(1) 13.25 6.35 Number of members receiving compensation (2) 0.00 6.35 Options exercised Number of shares N/A N/A Weighted average price of exercise N/A N/A Difference between the exercise value and the market value of the shares linked to the options exercised N/A N/A Shares delivered Number of shares delivered N/A 432,920 ³ Weighted average purchase price N/A 44.06 4 Difference between the purchase price and the market value of the purchased shares N/A N/A (1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2. (2) Corresponds to the number of executive officers and advisors, as applicable, linked to the Matching plan, as provided for in Circular Letter CVM / SEP 01/2021. (3) That is a total of 132,157 shares related to the Matching cycle started in 2016 (whose payment was suspended in 2019 and happened only in 2020) and 300,763 shares related to the cycle started in 2017 (with payment originally scheduled for 2020). (4) This is the simple average between the weighted average price of the 2016 cycle (whose payment was suspended in 2019 and happened only in 2020), which was R$ 46,35 and the weighted average price of the 2017 cycle (with payment originally scheduled for 2020), which was R$ 41,47. Share-based compensation - fiscal year ended on 12/31/2019 Administrative Body Board of Directors Board of Statutory Executive Officers Total number of members(1) 12.92 6.91 Number of members receiving compensation (2) 0.00 6.91 Options exercised Number of shares N/A N/A Weighted average price of exercise N/A N/A Difference between the exercise value and the market value of the shares linked to the options exercised N/A N/A

Shares delivered Number of shares delivered N/A 0 Weighted average purchase price N/A N/A Difference between the purchase price and the market value of the purchased shares N/A N/A (1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2. (2) Corresponds to the number of executive officers and advisors, as applicable, linked to the Matching plan, as provided for in Circular Letter CVM / SEP 01/2021. Share-based compensation - fiscal year ended on 12/31/2018 Administrative Body Board of Directors Board of Statutory Executive Officers Total number of members(1) 12.08 6.00 Number of members receiving compensation (2) 0.00 6.00 Options exercised Number of shares N/A N/A Weighted average price of exercise N/A N/A Difference between the exercise value and the market value of the shares linked to the options exercised N/A N/A Shares delivered Number of shares delivered N/A 165,177 Weighted average purchase price N/A 43.5287 Difference between the purchase price and the market value of the purchased shares N/A N/A (1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2. (2) Corresponds to the number of executive officers and advisors linked to the Matching program, as provided for in Circular Letter CVM / SEP 01/2021. For more information, see items 13.4 to 13.6 in this Annex V to the Proposal.

13.8 - Summary description of information necessary to understand the data disclosed in items 13.5 to 13.7, such as the explanation regarding the stock and option pricing methods, indicating at least: Item not applicable. See items 13.4 to 13.7 this Annex V to the Proposal. Nevertheless, pursuant to item 13.5, the Company clarifies that the values paid (or scheduled to be paid) were taken into account in the company share-based variable compensation plans (Matching and PAV), since the Company does not have stock option plans. The effective share purchasing price in the market in the day of reward were considered for the Matching program rewards. Therefore, under the Matching program, the Company may purchase shares directly in the market or use shares in its treasury in order to meet the Program’s benefits. For additional information regarding the number of shares in the treasury and the amount used for this purpose, please see items 19.2 and 19.3 of the Reference Form. Regarding the PAV rewards, the average negotiated volume share prices were considered until 2020, related to the 60 last sessions of the year before the reward. Until the 2020 reward, the PAV was paid in cash at the end of the 3-year cycle. As proposed to the Annual Shareholders’ Meeting, as of the 2021 reward, if approved by shareholders in said Meeting, the Virtual Stock Program/PAV will be paid in shares issued by the Company (“Real Shares”) (and not in cash anymore):

13.9. Inform the number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the issuer, its direct or indirect controllers, controlled companies or under common control, by members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council, grouped by department. a. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the Company, by members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council, grouped by department on the closing date of the last fiscal year: Shares issued by VALE S.A. Shareholders on 12/31/2020 Nominative CS Board of Directors1 Board of Statutory Executive Officers2 Fiscal Council 19,304 1,218,371 4,140 Total 1,237,675 1 Includes 790 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A. 1 Includes 89,919 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A. 1 Includes 90,709 shares in the form of American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A. b. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the Company’s direct and indirect controllers, by members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council, grouped by administrative body, on the closing date of the last fiscal year: As of December 31, 2020, the Company had no controlling shareholders. c. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, by members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council, grouped by administrative body, on the closing date of the last fiscal year: The members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council, grouped by adminsitrative body, do not hold, directly or indirectly, shares or stocks, in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, on the closing date of the last fiscal year.

13.10 - Regarding pension plans in force granted to members of the Board of Directors and to the Statutory Officers, provide the following information in the form of a table: According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed compensation, to Valia – Fundação Vale do Rio Doce de Seguridade Social (“Valia”), or to another supplementary pension plan of the statutory officer’s choice. In Valia, the minimum age for applying for retirement income is 45, after a minimum five years grace period with contributions. Valia – Fundação Vale do Rio Doce de Seguridade Social Board of Directors Board of Statutory Executive Officers Total Number of members (1) - 7 members - Name of the Plan Benefit Plan Vale Mais Number of administrators who qualify for retirement - 2, of whom (i) 0 per Normal Retirement Income and (ii) 2 per Early Retirement Income. - Conditions for early retirement - .. be at least 45 years old; .. have at least 5 years of uninterrupted enrollment with VALIA, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan); .. have terminated the employment contract with the sponsor or have lost the manager status. - Updated amount of accumulated contributions in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the administrators - R$10,388,140.70 (2) - Accumulated total amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the administrators - R$ 2,027,378.13 (3) -

Board of Directors Board of Statutory Executive Officers Total Possibility and conditions for early redemption - The active participant who, on the date of termination of his/her employment agreement with the sponsor, or on the date he/she loses his/her manager status, does not elect to become a self- sponsored payer or co- participant, or does not opt for the portability and is not enjoying Vale Mais Plan benefits, shall be eligible to receive the Redemption. The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that Account. - (1) Corresponds to the number of directors and officers, as applicable, linked to the pension plan, as provided for in Circular Letter CVM / SEP 01/2021. (2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2020. (3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal year of 2020.

13.11 - In form of a table, nominate, for the 3 last fiscal years, regarding the Board of Directors, Board of Statutory Executive Officers and Fiscal Council:

BOARD OF DIRECTORS	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2020	13.25	13.25	1.515.887,77	697.332,64	924.518,13
2019	12.92	12.92	1,224,000.00	540,000.00	765,925.02
2018	12.08	12.08	1,087,301.28	540,000.00	632,150.35

Note: The members with the highest and lowest individual compensations were compensated for twelve months in the period. Considers charges and participation in committees for sitting members.

BOARD OF STATUTORY EXECUTIVE OFFICERS	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2020	6.35	6.35	31.517.607,55	6.668.017,46	23.836.572,62
2019	6.91	6.91	15,102,649.02	3,281,499.41	12,359,524.81
2018	6.00	6.00	22,625,108.16	5,255,131.28	27,683,502.09

Notes:

2020: Net of taxes. The highest individual compensation refers to a member with 12 months of activity in the company in 2020.

The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period in 2020.

The average compensation refers to the total paid to statutory officers divided by the number of active members, according to guidelines in the circular letter.

2019: The highest individual compensation refers to a member with 6 months of activity in the company.

The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period.

2018: When disclosing the Reference Form in 2019, the Company introduced an additional table in item 13.16 "Other Relevant Information", which shows the amounts paid disregarding amounts related to non-recurring events, such as severance commitments and expenses related to termination of officers and social contribution charges applicable to such expenses, for purposes of the calculation of the maximum and average compensation of the Board of Statutory Executive Officers. The Company understands that the table introduced below more appropriately reflects the average and maximum compensation of the Board of Statutory Executive Officers in the ordinary course of the Company's business regarding this period, as it does not contemplate the effects of non-recurring evens.

In 2018, all active members of that body exercised the position in the company for twelve months, and the member of the Board of Executive Officers with the highest compensation exercised its functions during the twelve-month period.

The Company clarified that the average amount of the individual compensation corresponded to the total amount of the annual compensation of the Board of Executive Officers, including amounts related to termination of position for executives who left the Company before the beginning of the fiscal year, divided by the number of members receiving compensation, according to Circular Letter/CVM/SEP No. 03/2019, both indicated in item 13.2. Due to this reason, the average value was higher than the value of the highest individual compensation.

FISCAL COUNCIL	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2020	4.75	4.75	348.453,88	263.834,86	331.530,08
2019	5.00	5.00	440,116.55	440,116.55	440,140.40
2018	5.00	5.00	409,332.42	409,332.42	409,332.42

Note: The members with the highest individual compensation were compensated for 12 months in the period, while the member with smallest individual compensation was compensated for 9 months in the period. Considers charges.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnification for administrators in the event of dismissal or retirement, indicating the financial consequences for the issuer.

The contracts with the Company's Statutory Officers contain indemnification and non-competition (period of unavailability) clauses for cases of termination, non-renewal of the contract and retirement, provided that these events take place at the Company's initiative, in the following amounts: Until the 2020 fiscal year, the indemnification and non-competition values were fixed based on a multiple of the officer’s monthly base salary. At the end of 2020, the severance package for the Company’s Statutory Officers was altered, to be implemented as of 2021, in the following terms: .. Establishment of a range varying from zero to the current multiple of the officer’s monthly base salary, being the final value to be defined for each officer for indemnification for the period of unavailability (non-competition clause) to be appreciated by the Board of Directors. The adjustments allow the Company to establish indemnity funds compatible with the complexity of the position, maturity of the executive in the function and performance in the conduct of results, replacing the previously defined fixed and previously defined multiples in the same way for all. .. Changes in the payment format of long-term variable compensation programs that are in force at the time of termination of the officer, which will be paid only at the moment of the vesting of the cycles and based on the official results obtained (share price and performance metrics), and no longer at the time of termination based on partial results. Vale does not sign with the members of the Board of Directors and members of the Fiscal Councilother contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office, besides those described in this Annex V to the Proposal. For details regarding insurance policies and indemnity contracts involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of this Reference Form.

13.13. Regarding the 3 last fiscal years, indicate the percentage of total compensation of each administrative body recognized in the issuer's results, related to members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council who are parties related to the controllers, direct or indirect, as defined by the accounting rules that address this matter. Administrative Body 2020 2019 2018 Board of Directors 32.6% 46.9% 43.04% Board of Statutory Executive Officers 0.00% 0.00% 0.00% Fiscal Council 0.00% 0.00% 0.00%

13.14. Regarding the last three fiscal years, indicate the values recognized in the issuer's results as compensation paid to members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council, grouped by administrative body, for any reason other than the position they hold, such as, for instance, commissions and consultancy or advisory services provided. In the last three fiscal years, no compensation was paid to members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council for any reason other than the position they hold.

13.15. Regarding the last three fiscal years, indicate the values recognized in the results of direct or indirect controllers, companies under common control and subsidiaries of the issuer, such as compensation paid to members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council of the issuer, grouped by administrative body, specifying to what titles such values were attributed to such individuals Fiscal Year 2020 - compensation received due to the exercise of a position in the Company Board of Directors Board of Statutory Executive Officers Fiscal Council Total Direct and Indirect Controllers - - - - Company's Subsidiaries - Total: R$ 2,904.23 related to benefits granted abroad - R$ 2,904.23 Companies Under Common Control - - - - Fiscal Year 2019 - compensation received due to the exercise of a position in the Company Board of Directors Board of Statutory Executive Officers Fiscal Council Total Direct and Indirect Controllers - - - - Company's Subsidiaries - Total: R$ 3.751.415,76, made up of: (a) Fixed portion and direct and indirect Benefits: R$ 743.033,44; and (b) Termination of Position: R$ 3,008,382.32 - R$ 3,751,415.76 Companies Under Common Control - - - - Fiscal Year 2018 - compensation received due to the exercise of a position in the Company Board of Directors Board of Statutory Executive Officers Fiscal Council Total Direct and Indirect Controllers - - - - Company's Subsidiaries - Total: R$ 21,532,564.19, made up of: (a) Fixed portion and direct and indirect Benefits: R$ 1,994,456.08; and (b) Termination of Position: R$ 19,538,108.11 - R$ 21,532,564.19 Companies Under Common Control - - - -

13.16. Provide other information that the issuer deems relevant. The Company reminds that, in 2020, in addition to the regular programs with payment in 2020, the variable compensation installments that had been suspended in 2019 due to the Brumadinho dam breach were planned and paid for executives who were not involved in any investigation related to the dam rupture. Installments that had been suspended in 2019 are related to the Annual Bonus and to the Matching Program (including due applicable charges). This situation does not apply to PAV, since it was settled to the executives before the Brumadinho dam beach (payment date: January 15, 2019). The amounts actually paid in 2020, segmented between the suspended programs for 2019 and the 2020 programs are shown below: Therefore, approximately R$ 30 million of the compensation scheduled for 2020 refers to the 2019 fiscal year. Further Clarifications to Item 13 Proposal for the Global Compensation 2021 The proposal for the manager’s global compensation for the 2021 fiscal year to be submitted to the Annual Shareholders’ Meeting to set the global annual compensation for Vale’s administrators, members of the Advisory Committees and members of the Fiscal Council for the 2021 fiscal year, in the amount of up to R$ 202.759.895,90 (two hundred two million seven hundred fifty nine thousand eight hundred ninety five Reais and ninety centavos) net of taxes, to be individualised by Vale’ Board of Directors, as well as to set the monthly compensation for each member in office of the Fiscal Council as of May 1st, 2021, until the Annual Shareholders’Meeting to be held in 2022 in an amount corresponding to 10% (ten percent) of the compensation that, in average, will be monthly assigned to each Executive Officer8, not counting the benefits, representation payments and profit sharing. In addition to the compensation set forth above, the members in office of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be remunerated in the cases in which they exercise their title due to vacancy, impediment or absence of the respective sitting member.

It is once again clarified that the 2021 global amount above mentioned is higher than the amount mentioned in item 13.2 of the Reference Form for 2021, since it also contemplates, besides the compensation to be assigned to the members of Board of Directors, of the Fiscal Council and of the Board of Executive Officers, the compensation to Committee members (external members and committee members that are also alternate members of the Board of Directors), while the amounts in item 13.2 of this Annex V to the Proposal contemplates only the compensation values of the members of the Board of Directors (including the compensation of the sitting members of the Board of Directors per participation in committees), of the Fiscal Council and of the Board of Executive Officers.

Annex VI – Share-based Compensation Plan SHARE-BASED COMPENSATION PLAN 1. Provide a copy of the proposed Plan Presented in Appendix A. 2. Inform the main characteristics of the proposed Plan, identifying: Vale S.A. and companies in the Vale System9 have in their long-term compensation policy a performance-based virtual share program. In this program, there is the award payment in cash, through the payroll, at the end of the cycle (after 3 years of the granting of the right to it), if the company reaches the performance condition previously established by the Board of Directors. Vale is currently: i. changing the award of this cash payment program to award in real Shares issued by the Company at market price. Thus, it is not a new compensation program, but the change in the form of payment of a type of program granted in previous years; ii. including in this program the payment of “Virtual Dividends”. In the event of the payment of dividends and / or interest on equity by Vale, the executives participating in the Performance Shares Unit program (PSU) will be entitled to “Virtual Dividends”, paid in Shares, which will be calculated based on the number of Shares that the executive will be entitled as an award at the end of the cycle, equivalent to the same net amount per Share of dividends / interest on equity distributed to Vale's Shareholders during the period of the cycle. The net amount to be paid will be calculated based on the amount of dividends / interest on equity per Share paid during the period of the cycle, the number of Shares targeted for the award and the performance condition of the Program. To implement this proposal, a survey was conducted with consultancy Willis Towers Watson, based on the international (primary) executive panel used by Vale, made up of the following 14 global companies: Alcoa, Anglo American, Arcelor Mittal, Basf, BHP, Chevron, Dow, Exxon Mobil, Freeport-MacMoRan, International Paper, Nucor, Praxair Linde, Rio Tinto and Teck Resources. In 78% of these companies, executives are eligible for dividends on the scope of the award, and in 82% of the companies in which the dividend is paid, they are accumulated and paid at the end of the program in additional Shares of equivalent value. It is important to point out that this is not a stock option plan, in line with art. 168, Paragraph 3 of the Brazilian Law No. 6,404 / 76, but of a performance-based compensation plan that, if achieved, implies the delivery of Shares issued by Vale, held in Treasury arising from a buyback program or through the purchase of Shares on the market on behalf of the executives eligible for the award. In addition, Vale's Board of Directors will have the prerogative to analyze and decide on the 9Generically referred to in this document as Vale.

possible granting of a similar incentive in coming years. a. Potential Beneficiaries Grant: Executives who meet all the conditions described below will be eligible to future awards in Vale-issued Shares traded on B3 S.A. - Brasil, Bolsa, Balcão in Brazil, or in Vale-issued ADRs10 traded on the New York Stock Exchange (NYSE) in the United States under the Performance Shares Unit program (PSU): o Be active and working at Vale S.A. and other companies in the Vale system, affiliates and subsidiaries that are participants in the Program on December 31st of the year prior to the grant, according to the salary range / positions duly approved by the Board of Directors; and o Be active and working in the Vale system companies participating in the Program on the date established for the grant, which will be formalized through the delivery of the Grant Letters for each cycle. b. Maximum number of options to be granted Not applicable, as the Plan does not grant options, it provides the grant of the right to future awards in Shares. c. Maximum number of Shares covered by the Plan The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the Shares representing the Company's Capital Stock. On 02/26/2021, the total representative Shares corresponded to 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty- two) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 26,422,373 Shares. d. Acquisition Conditions The receipt of Shares and the number of Shares to be received by eligible executives is conditioned to the achievement of the following performance indicators11: The TSR (Total Shareholder Return) indicator that measures (in USD) the total return for the Shareholder based on the variation of the Share price and on the payment of dividends and / or interest on equity, which occurred in a certain period of time. The performance condition is defined by comparing the TSRs generated by Vale and peer companies over the cycle (3 years). The measurement is made based on Vale’s position in the ranking of companies. An indicator that aims to emphasize the importance of health and safety in the company. The sustainability indicators are directly related to the strategic pillars defined for 2030: Climate Change, Energy, Water, Forest and ESG Gaps. Only the Company's executives who are eligible for the Share grant and who remained 10Both Shares and ADRs issued by Vale are generically referred to in this document as Shares. 11The change in the indicators / composition of the performance condition must be approved by Vale's Board of Directors.

with the Company during the three (3) years period from the official start date of the cycle (January 1st of the year of the grant) to the end date of the cycle (December 31st of the 3rd year after the grant) will be entitled to the full award, still depending on the performance condition. e. Detailed criteria for setting the exercise price The purpose of the Plan is to deliver treasury Shares from a buyback program or by purchasing Shares in the market on behalf of executives eligible for the award, to eligible executives by virtue of achieving performance conditions (meeting defined Targets). As indicated, this is not, therefore, a Stock Option Plan, in the terms of art. 168, § 3 of the Brazilian Law 6.404/76, but rather a performance-based compensation plan that, if achieved, implies the delivery of Shares, held in Treasury from a buyback program or even through the purchase of Shares in the market on behalf of executives eligible for the award, subject to applicable law. This considered, there is no fixing of the acquisition or exercise price. f. Criteria for fixing the exercise period Not applicable since it is not a stock option plan, in the molds of art. 168, § 3 of the Brazilian Law 6,404/76, but a performance-based compensation plan that, if achieved, implies the delivery of Shares. This delivery, because this is a long-term compensation plan, occurs 3 years after the beginning of each cycle, in case of achievement of the performance condition. g. Form of settlement of options Not applicable since it is not a stock option plan, in the molds of art. 168, § 3 of the Brazilian Law 6.404/76, but of a performance-based compensation plan that, if achieved, implies the delivery of Treasury Shares from a buyback program or even through the purchase of Shares in the market on behalf of the executives eligible for the award, subject to applicable law. h. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the Plan In the event of dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company, in which the Company is not the remaining company or, if the remaining company, its Shares are no longer admitted to trading on the stock exchange, the cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be canceled or remodeled; or (iii) be held and settled in cash. In the event of judicial reorganization of the Company, the Board of Directors may also determine the cancellation of the Plan or its remodeling. In addition, Vale's Board of Directors will be responsible for analyzing and deciding whether to grant a similar incentive in the years to come.

3. Justify the proposed Plan, explaining: a. The main objectives of the Plan The Plan aims to: (a) focus management efforts on the creation of long-term sustainable value for Vale, aligning the interests of executives and shareholders; (b) align the 2030 strategic objectives linked to the ESG targets with the internal practices of the company's leadership body; (c) bring Vale closer to current international market practices; and (d) encourage the retention of the company's senior leadership. b. The way the Plan contributes to these objectives The Plan is an important component in the Company's total compensation strategy, ensuring competitiveness with the market and maintaining the engagement of executives in achieving the Company's performance conditions, as it will create the possibility for executives to receive long-term incentives through issuance of the Company based on the achievement of certain corporate goals related to security, ESG agenda and aligning this benefit to the interests of shareholders in generating long- term value (TSR). c. How the Plan fits into the company's compensation policy Vale's compensation policy consists of fixed compensation, short-term variable compensation and long-term variable compensation. The Plan is a Vale initiative that aims to offer its executives a package aligned with the practices, trends and conditions prevailing in the market and with a focus on the main strategic pillars of the Company. It is outlined with specific purposes and rules that make up an important part of the long-term award of the body of leaders of the company aligned with the interests of shareholders, focusing on sustainable results and generation of long-term value, in the valuation of the Company's Shares and retention of participating executives. The proposed Plan will be implemented in place of the virtual share program, the difference between them being the form of payment: in the current Plan the award payment is made in cash through the payroll and in the proposed Plan the award will be made in Shares, in addition to inclusion of the payment of virtual dividends, as explained in the item 2 above. d. How the Plan aligns the interests of the beneficiaries and the company in the short, medium and long term The Plan aims to focus management efforts on creating sustainable and long-term value for Vale, aligning the interests of executives and shareholders, in addition to encouraging the retention of the company's senior leadership. The cycle duration (3 years) favors the retention of participating executives during this period. 4. Estimate the company's expenses resulting from the Plan, according to the accounting rules that address this matter The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the Shares representing the Company's Capital Stock. On 02/26/2021, the total representative Shares corresponded to 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 26,422,373 Shares. In accordance with the rules of the Plan, cycles will be created annually, upon approval by the Board of Directors. For each cycle, the maximum limit of Shares that may be granted will be established. This limit is 0.1% of the Company's Capital stock. Based on the number of Shares that make up the Company's Capital stock on 02/26/2021, the total number of Shares covered in each cycle may be up to 5,284,474 Shares. Accordingly, each award will represent, over the term of each cycle, an expense in an amount equivalent to the market value of the awarded Shares.

APPENDIX A PERFORMANCE SHARES UNIT PROGRAM PLAN (PSU) Rewarding the Generation of Long-Term Value 1. About PSU - Performance Shares Unit Program As part of Vale's initiative to offer its executives a package aligned to the practices, trends and conditions prevailing in the market and focused on the company's main strategic pillars, the company makes use of Share-Based Compensation Programs with specific purposes and rules that make up an important part of the long-term compensation of the company's body of leaders aligned to the interests of the shareholders, focusing on sustainable results and long- term value creation. PSU is a long-term award mechanism offered to executives from Vale and its participating affiliated and controlled companies12, which meet the conditions of eligibility for participation. The program is governed based on the criteria and rules established in this Plan and aims to: .. Focus management efforts on creating long-term, sustainable value for Vale, aligning the interests of executives and shareholders; .. Encourage the retention of the company's senior leadership; .. To stimulate the exposure of participants to Vale's business risks, reflected (i) in the Share value13 over the three-year cycle and (ii) in performance conditions that leverage (or reduce) the award to participants, based on Vale's TSR (Total Shareholder Return) compared to TSR of peer companies (peer group) and on Health and Safety and Sustainability indicators over the cycle period. 1.1. Eligibility conditions Executives who meet all the conditions described below will be eligible to participate in the PSU: .. Be active and working at Vale on December 31 of the year prior to the grant, in a salary range / position duly approved by the Board of Directors; and .. Be active and working at Vale on the date of delivery of the Grant Letters for each cycle. 12For the purposes of this Plan, the terminology “Vale” will be used both for Vale SA and for other group companies, affiliates and subsidiaries that are participants. 13For the purposes of this Plan, the terminology "Share" will be used both for VALE3 Shares traded on B3 SA - Brasil, Bolsa, Balcão in Brazil, and for ADRs issued by Vale traded on the New York Stock Exchange (NYSE), in the United States.

1.2. Key Features The main characteristics of the PSU are specified below: .. The program is based on Vale Shares traded on B3 SA - Brasil, Bolsa, Balcão (“B3”) in Brazil, or ADR14s issued by Vale traded on the New York Stock Exchange (“NYSE”), in the United States .. Each cycle lasts for 3 years; .. The award may take place after the end of the 3rd year, subject to the achievement of the cycle's performance condition (see 2 Performance Condition and Indicators Applied to PSU); .. The number of Shares granted for the participation of each eligible executive will be established based on the Participant's Reference Value and the Grant Share Price15. 1.3. Plan Administration The Plan will be managed directly by the Board of Directors, that may change or terminate the Plan, change the level of the eligible executives, the components of the participant's reference value and the performance condition. When launching each cycle, Vale will send each participant the manual for that cycle as well as the grant letter containing the number of Shares that will be the basis for the award after the end of the cycle in question. The Company may, for the purposes of managing this Plan, hire a securities broker, which must be used by the Participants to receive the award. Important notes: In the event of dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company, in which the Company is not the remaining company or, if the remaining company, its Shares are no longer admitted to trading on the stock exchange, the cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be canceled or remodeled; or (iii) be held and settled in cash. In the event of judicial reorganization of the Company, the Board of Directors may also determine the cancellation of the Plan or its remodeling. 1.4. Plan Term The Plan will come into force with its approval by the General Meeting of Shareholders. The first cycle (2021 cycle) will be from January 1st 2021 to December 31st of the 3rd year after the grant, being up to the Vale's Board of Directors to analyze and decide for the eventual grant of similar incentive in the years to come. 14American Depositary Receipt / ADR is a transferable security that represents Shares in a non-US company traded in the USA. 15See details of the Reference Value and Grant Price in 3 Granting of the right to Share Awards.

2. Performance Condition and Indicators Applied to PSU16 The PSU performance condition, which is the basis for the award amount to be paid in the program, is defined by indicators from 3 (three) different areas, to be defined by the Board of Directors in each cycle, with the following composition : 2.1. TSR The TSR (Total Shareholder Return) indicator measures (in USD) the total Shareholder return based on the Share price variation and the dividend or interest on equity payments that occurred in each period. The performance condition for the TSR is defined by comparing the TSRs generated by Vale and peer companies over the cycle duration period (3 years). The measurement is made based on where Vale stands in the ranking of companies. 2.2. Health and Safety (H&S) An indicator that aims to emphasize the importance of health and safety in the company. 2.3. Sustainability The sustainability indicators are directly related to the strategic pillars defined for 2030: Climate Change, Energy, Water, Forest and ESG Gaps. Accordingly, all pillars, except Socioeconomic Contribution, will apply to the composition of the performance condition for the PSU payment and the goals are global for Vale. The performance indicators for the program are based on commitments: .. Energy: 100% of clean energy self-generation globally; .. Forest: Recovery and protection 500,000 ha of degraded land beyond Vale's limits; .. Water: 10% reduction in new water intake; .. Climate Change: Reduction of greenhouse gas emissions, in accordance with the Paris Agreement; .. ESG gaps: 100% of the ESG gaps addressed. 3. Granting of the right to Share Awards The program is based on the granting of the right to award common Shares of Vale: .. VALE3, traded at B3, for executives in Brazil; and .. ADR VALE issued by Vale backed by Shares, traded on the NYSE, for executives located outside Brazil. 3.1. Participant's Reference Value The Reference Value for each cycle grant, calculated for each eligible executive, will be established based on the following criteria: (i) the base salary, (ii) the salary range, (iii) the 16In case of changes, the new payment factor must be approved by the Board.

location in which he/she is located and/or companies in which he/she is active; (iv) the executive's estimated Individual Income Tax rate relative to December 31st of the year prior to each cycle grant, and (v) the number of months worked at Vale in the year prior to each cycle grant. 3.2. Grant Share Price The grant price of each cycle will be defined based on the average price of the Share weighted by the volume traded in the last 60 (sixty) sessions of the year prior to the grant, of the respective Stock Exchange (B3 or NYSE). 3.3. Number of Shares Granted The number of Shares granted will be established based on the Participant's Reference Value divided by the Grant Share Price. For executives in Brazil, Reference Value and Grant Share Price will be used in Reais, and for executives outside Brazil, they will be used in American Dollars. 4. Virtual Dividends In the event of the payment of dividends and / or interest on equity by Vale, the executives participating in the Plan will be entitled to the “Virtual Dividends” which is a value related to the result of the number of Shares that the executive will be entitled as an award at the end of the cycle. This payment will be made in Shares at the end of the cycle at the same time of the award. 5. Award at the end of the cycle 5.1. Award Payment Date The delivery of the Shares resulting from the award will be made after 3 (three) full years of the cycle, based on the performance condition reached in the period of the cycle (see 2 Performance Condition and Indicators Applied to PSU). Only those Company members who were eligible for the grant of Shares and who remained with the Company for a period of three (3) years from the official start date of the cycle (January 1st of the grant year) to the end date of the cycle (December 31st of the 3rd year after the award) will be entitled to the award. 5.2. Award payment at the end of the cycle At the end of the cycle, participants who are eligible for the award will receive from Vale, in Shares, (i) the number of Shares scope of the award (result of the application of the performance factor, to the Shares initially granted); and (ii) virtual dividends related to the number of Shares within the scope of the award (which will also have the performance factor applied). In addition, income tax withheld at source (gross-up) will also be included.

The Shares subject to the award will be credited to the participant's account at accredited brokers, via Shares held in Treasury from a buyback program or by purchasing Shares on the market on behalf of the executives eligible for the award, subject to the applicable legislation.17 Important notes: The Board of Directors may determine the suspension of the award whenever there are situations that, under the terms of the law or regulation in force, restrict or prevent the trading of Shares by the participants of the Plan. Until the date on which the award is made, participants will not have any rights and privileges of the Company's Shareholders such as voting rights and the right to receive dividends and interest on equity. 5.3. Maximum number of Shares covered by the Plan The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the Shares representing the Company's Capital Stock. On 02/26/2021, the total representative Shares corresponded to 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and eighty-two) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 26,422,373 Shares. 6. Early payment during the cycle18 The following conditions define what will happen if the executive leaves Vale during the term of each PSU cycle. 6.1. Resignation or Resignation for Just Cause The executive will not be eligible for any awards upon termination. 6.2. Dismissal at Vale's Initiative or Retirement or Mutual Agreement For each cycle, the executive will receive the cash award, upon termination and prorated to the number of months he has been working at Vale during the cycle, except for the Executive Directors whose prorated award will be paid only after the end of the cycle. 6.3. Expatriation or Repatriation For each cycle, the executive will receive part of the award in cash, in the time of his expatriation or repatriation, and prorated to the number of months he has been working at Vale during the cycle. 17 Except for employees working in China and Australia, who, for legal/tax reasons, will have their award made in cash with a value corresponding to the same number of Shares in the scope of the award and the virtual dividend. 18Exceptions must be approved by the Board of Directors.

The Shares originally granted and scope of this payment lose the link with the program. The remaining Share balance will remain linked to the Plan and will be eligible for the award in Shares in the end of the cycle. 6.4. Dismissal due to Death or Retirement due to Disability For each cycle, the retiree or his legal heirs will receive the full award amount, in cash. 6.5. Change of Control or Divestiture of Vale’s Shareholding The participant who works in a controlled or affiliated company that undergoes a change of control or sale of Vale's stake, will receive, for each cycle, a cash award in prorated to the number of months that he has been working, during the cycle, in said company to date the change of control of the controlled or affiliated company or the sale of Vale's interest.

Annex VII – Incorporations

FILING AND JUSTIFICATION FOR MERGER OF VALESUL ALUMÍNIO S.A. INTO VALE S.A. VALE S.A., a publicly-held corporation, with head office at the address Praia de Botaf ogo, no. 186, salas 701 a 1901, Torre Oscar Niemeyer, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with National Corporate Taxpayer Number of the Ministry of Economy (Cadastro Nacional de Pessoas Jurídicas/Ministério da Economia – CNPJ/ME) 33.592.510/0001-54, and registered with the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro – JUCERJA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.3.0001976-6, herein represented by its Executive Officers Mr. Luciano Siani Pires, nationality: Brazilian, marital status: married, occupation: mechanical engineer, I.D.: 07670915-3, issued by Félix Pacheco Institute/Rio de Janeiro (Instituto Félix Pacheco do Rio de Janeiro – IFP/RJ), Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 013.907.897-56, and Mr. Carlos Henrique Senna Medeiros, nationality: Brazilian, marital status: married, occupation: Mechanics-Aeronautics engineer, I.D.: 505537758, issued by the SSP/SP, CPF/ME 048.556.228-69, both with business addresses at Praia de Botafogo no. 186, 19 andar, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter referred to simply as “VALE” or “Absorbing Company.” VALESUL ALUMÍNIO S.A., a privately-held corporation, with head office at the address Praia de Botafogo, no. 186, sala 701, Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with CNPJ/ME 42.590.364/0001-19, and registered with JUCERJA under NIRE 33.3.0015673-9, herein duly represented by its CEO Mr. João Marcelo de Moura e Cunha, nationality: Brazilian, marital status: divorced, occupation: economist, I.D.: 106910474, issued by IFP/RJ, Individual Taxpayer Number of the Ministry of Finance (Cadastro de Pessoas Físicas/Ministério da Fazenda – CPF/ME) 073.448.927-74, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with business address at Praia de Botafogo, no. 186, 16 andar, Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, and by its Officer, Mr. Rodrigo Sebollela Duque Estrada Regis, nationality: Brazilian, marital status: married, occupation: economist, I.D.: 10.691.019-3, issued by the Department of Motor Vehicles of Rio de Janeiro (Departamento Estadual de Trânsito do Rio de Janeiro – DETRAN/RJ), CPF/ME 083.336.487-11, resident and domiciled in the city and state of Rio de Janeiro, with business address at Praia de Botafogo, no. 186, 16 andar, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter referred to simply as “VALESUL” or “Absorbed Company.”

2 VALE and VALESUL, also referred to jointly as Companies or Parties, sign this Filing and Justification for Merger (“Filing and Justification for Merger”), which represents the conditions agreed upon in relation to the merger of VALESUL into VALE, pursuant to and for the purposes of articles 224, 225, 227 and 264 of Law No. 6,404/76, and other applicable legal provisions (“Merger”), as follows: SECTION ONE – JUSTIFICATION FOR MERGER 1.1. VALE is the sole owner of the shares representing the total capital stock of VALESUL; therefore, the Merger will result in VALE’s ability to better manage VALESUL’s assets, and will also reduce management costs due to the simplification of the corporate structure involving these Companies, with greater administrative and operational efficiency. 1.2. VALE’s and VALESUL’s management bodies have analyzed alternatives for better handling VALESUL’s management activities and policies, taking into account the intention to streamline financial and operational resources. In this regard, it became clear that keeping multiple administrative structures would lead to an increase in their operating costs, while at the same time resulting in the loss of relevant synergies in the handling of their affairs. 1.3. For these reasons, in order to reduce operating costs and optimize the administrative and financial organization and information flow, VALE and VALESUL intend to carry out the merger. 1.4. To this end, and taking into account VALESUL’s current organizational structure, the most advantageous alternative for the Parties is the Merger of VALESUL into VALE, considering that VALE already owns all shares issued by the Absorbed Company. This transaction will allow them to best take advantage of synergies, reduce operating costs and increase efficiency, as well as improve the management and administration of their businesses. 1.5. The Merger will allow VALE to absorb all the assets and liabilities that are part of VALESUL’s equity, with economic and tax effects as of the date of the approval of the Merger by the Companies’ shareholders. After the completion of the Merger, VALESUL will be dissolved for all legal purposes, and VALE will succeed it, as of that date, in all its rights, assets and obligations, without interruption. The balances of credit and debit accounts, which currently consist of VALESUL’s assets and liabilities, once the Merger is completed, shall be reflected in VALE’s accounting books, transferred to the corresponding accounts, subject to any necessary adjustments.

3 SECTION TWO – PURPOSE AND BASE DATE OF THE TRANSACTION 2.1. The purpose of the transaction is the full merger of VALESUL’s shareholders’ equity into VALE, with the consequent dissolution, automatically, for all legal purposes and effects, of the Absorbed Company, which will be succeeded in all its rights and obligations by the Absorbing Company, pursuant to article 227 of Law No. 6,404/76, which is why the Companies, by their aforementioned representatives, sign this document in accordance and for the purposes of articles 224 and 225 of that law. 2.2. For the purposes of this merger, November 31, 2020, shall be considered the base date (“Base Date”) for the assessment of VALESUL’s net assets, and this date will serve as the basis for implementing the Merger of the Absorbed Company’s shareholders’ equity into the Absorbing Company. SECTION THREE – VALUATION OF THE ABSORBED COMPANY’S SHAREHOLDERS’ EQUITY 3.1. In compliance with legal requirements, notably the provisions included in articles 8 and 227 of Law No. 6,404/76, the Merger is based on the valuation of the Absorbed Company’s net assets, at book value, based on the Absorbed Company’s balance sheet drawn up on the Base Date. 3.2. Macso Legate Auditores Independentes, a company established in the city of São Paulo, at the address Rua Madre Cabrini, no. 341, sala 2, 2 andar, with CNPJ/ME 23.037.018/0001-63, registered with the Regional Accounting Board of São Paulo (Conselho Regional de Contabilidade de São Paulo – CRC/SP) under number 2SP033482/O-3 and with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) under No. 12432, with its Articles of Organization registered in the 9th Notary Office of Titles and Documents and Civil Registry of Legal Entities of the Capital of the State of São Paulo, under no. 41.387 on August 6, 2015, and further amendments, the last one dated October 30, 2019, under no. 53.159, represented by its partner, Mr. Rubens Lopes da Silva, nationality: Brazilian, marital status: widowed, occupation: accountant, registered with the CRC/SP under no. 1PR011811/O-1 TSP, I.D.: 650.893-6, issued by the Department of Public Safety of the State of Paraná (Secretaria de Segurança Pública do Estado do Paraná – SSP/PR), CPF/ME 044.701.689-04, resident and domiciled in the capital of the State of São Paulo (“Specialized Company”), was hired to conduct the valuation of the Absorbed Company’s net assets and prepared, pursuant to articles 8, 226 and 227 of Law No. 6,404/76, the valuation report, at book value, of the Absorbed Company’s shareholders’ equity, dated November 31, 2020,

4 based on the assets and liabilities contained in VALESUL’s balance sheet drawn up on November 31, 2020 (“Valuation Report”), which is attached as Exhibit I to this Filing and Justification for Merger. The hiring of the Specialized Company and the Valuation Report will be submitted for approval or ratification, as the case may be, of the Absorbing Company’s and Absorbed Company’s shareholders. 3.3. The Specialized Company valued the Absorbed Company’s net assets at book value, according to the balance sheet drawn up by the Absorbed Company on the Base Date; this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil. 3.4. According to the information contained in the Valuation Report prepared by the Specialized Company, the book value of the Absorbed Company’s net assets, on the Base Date, corresponds to R$26,663,926.54 (twenty-six million, six hundred and sixty-three thousand, nine hundred and twenty-six Brazilian reais and fifty-four cents). SECTION FOUR – THE ABSORBED COMPANY’S CAPITAL STOCK AND THE BASIC CONDITIONS FOR THE MERGER 4.1. VALESUL’s capital stock, fully subscribed and paid-up, is R$664,183,985.45 (six hundred and sixty-four, one hundred and eighty-three, nine hundred and eighty-five Brazilian reais and forty-five cents), represented by 37,277,533,819 (thirty-seven billion, two hundred and seventy-seven million, five hundred and thirty-three thousand, eight hundred and nineteen) registered common shares, without par value, all held by VALE and free and clear of any liens or encumbrances. 4.2. VALESUL’s shareholders’ equity will be transferred to VALE’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only shareholder of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the shares of VALESUL’s capital stock. After all of the 37,277,533,819 (thirty-seven billion, two hundred and seventy-seven million, five hundred and thirty-three thousand, eight hundred and nineteen) registered common shares representing the Absorbed Company’s capital stock and held by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in VALE’s accounting books by VALESUL’s shareholders’ equity. 4.3. Any variation in the equity calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period

5 between the Base Date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. 4.4. In view of the provisions of item 4.2 above, the intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. 4.5. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds VALESUL and shall assume, unconditionally, without interruption, all its assets, rights and obligations, whether legal or conventional. SECTION FIVE – MISCELLANEOUS 5.1. The Absorbed Company’s shareholder and the Absorbing Company’s shareholders shall approve the Merger through Extraordinary Shareholders’ Meetings of VALESUL and VALE, respectively, with the respective dissolution of the Absorbed Company as a result of the completion of the Merger, if approved. It is hereby established that the Merger may only be considered completed if it is approved by the respective shareholders, as the case may be, representing the applicable resolution quorum. Since VALE is the current sole shareholder of the Absorbed Company and proposes the Merger by the execution of this instrument, the rules regarding the right of withdrawal, pursuant to articles 137, II and 230 of Law No. 6,404/76, shall not apply. 5.2. VALE, as the Absorbing Company of VALESUL, shall be responsible for complying with all the acts necessary to implement the Merger, including the registration and disclosure of corporate acts related to the Merger, cancellations, filings, registrations, communications and perfection of the Merger before the competent governmental agencies and authorities. The Absorbing Company’s management shall also be responsible for keeping the Absorbed Company’s tax, corporate and accounting books, as well as all accounting documentation prepared during the Merger, for the period required by applicable law. 5.3. The management bodies of the Absorbed Company and the Absorbing Company understand that this Merger serves the interests of the Absorbed Company, the Absorbing Company and their respective shareholders, and therefore recommend its implementation.

6 5.4. This Filing and Justification for Merger may only be changed by written instrument, signed by all the Parties, and is subject to the corporate approvals mentioned in item 5.1 of this instrument, as applicable. 5.5. The exhibits to this Filing and Justification for Merger are considered, for all purposes and effects, as an integral and inseparable part of it. 5.6. In the event that any section, provision, term or condition of this Filing and Justification for Merger is found to be invalid, the remaining sections, provisions, terms and conditions not affected by this invalidation shall remain valid. 5.7. This Filing and Justification for Merger shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil. IN WITNESS WHEREOF, the parties, having read and agreed to this instrument, have executed it in the presence of the witnesses below, for a single purpose. Rio de Janeiro, February 11, 2021. VALE S.A. ___________________________________ Luciano Siani Pires Title: Executive Officer ___________________________________ Carlos Henrique Senna Medeiros Title: Executive Officer VALESUL ALUMÍNIO S.A. ___________________________________ João Marcelo de Moura e Cunha CEO ___________________________________ Rodrigo Sebollela Duque Estrada Regis Officer Witnesses: ____________________________________ Katia Azeredo Diniz I.D.: 1.353220 – Pereira Faustino Institute/Rio de Janeiro (Instituto Pereira Faustino do Rio de Janeiro – IPF/RJ) CPF/ME: 609.504.127-91 ____________________________________ Adriana Lemos de Moura I.D.: 256145509 – DETRAN/RJ CPF/ME: 142.481.967-94

EXHIBIT I Valuation Report

Valesul Alumínios S.A. Accounting Equity Appraisal Report (Determined through the accounting books) Base date - November 30, 2020 January 06, 2021

2 São Paulo, January 06, 2021. To the shareholders of Valesul Alumínios S.A. Rio de Janeiro - RJ Dear Sirs, In response to your request, we have proceeded the valuation of the shareholders' equity formed by all the components of the net assets (shareholders' equity) determined through the accounting books of the company Valesul Alumínios S.A. as of November 30, 2020. We are available for any necessary clarifications. Regards, Macso Legate Auditores Independentes. CRC 2SP033482/O-3 – CVM 12432 Rubens Lopes da Silva Accountant – CRC 1PR011811/O-1 TSP

3 To the shareholders of the company Valesul Alumínios S.A. Information related to the Accounting company 1. The Macso Legate Auditores Independentes, company established in São Paulo city, at Madre Cabrini street, 341 – room 2 – 2º floor, registered in the National Register of Legal Entities under n.º 23.037.018/0001-63, registered to the Regional Council of Accounting of São Paulo under n.º CRC 2SP033482/O- 3, and at the Brazilian Securities and Exchange Commission - CVM under n.º 12432, with it articles of Incorporation registered in the 9th Official Registry of Tittles and Documents and Civil Entities of the State of São Paulo, under n.º 41.387, in session of 08/06/15 and subsequent amendments, the last one being registered on 10/30/19 under n.º 53.159. represented by its undersigned partner, Rubens Lopes da Silva, Brazilian, widowed, accountant, registered to the Regional Accounting Council of the State of São Paulo under nº 1PR011811 / O-1 TSP, holder of Identity Card nº 650.893-6 SSP-PR, registered to the Natural Persons Registry (CPF/MF) under nº 044.701.689-04, resident and domiciled in São Paulo, appointed by the management of Valesul Alumínios S.A., CNPJ/MF 42.590.364/0001-19, to carry out the valuation of the book equity on November 30, 2020, in accordance with Brazilian accounting practices, presenting below the results of its work.

4 The aim of evaluation 2. The valuation of the book equity on November 30, 2020 of Valesul Alumínios S.A., aims to determine its net assets for incorporation in its parent company Vale S.A. Management's Responsibilities for Accounting Information 3. The management of Valesul Alumínios S.A. is responsible for bookkeeping and preparation of accounting information in accordance with Brazilian accounting practices, as well as for the relevant internal controls determined as necessary to permit the preparation of accounting information free of material misstatement, whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in annex II of the appraisal report Scope of work and accountant's responsibility 4. Our responsibility is to express a conclusion on the equity book value of Valesul Alumínios S.A. on November 30, 2020, based on the work conducted in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures in the balance sheet for issuing the appraisal report. Accordingly, we carried out an examination of the balance sheet of the Company in accordance with the applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work be planned and carried out with the objective of obtaining reasonable assurance that the

5 accounting net equity worth for the preparation of our appraisal report is free from material misstatement 5. The issuance of an appraisal report involves the execution of selected procedures in order to obtain evidence regarding the amounts booked. The selected procedures depend on the accountant's judgment, including the assessment of the risks of material misstatement in shareholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the accountant considers the internal controls relevant to the preparation of the Company's balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company. The work also includes assessing the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 6. Based on the work performed, we concluded that the amount of R$ 26,663,926.54 (Twenty-six million, six hundred and sixty- three thousand, nine hundred and twenty-six reais and fifty-four cents), according to the balance sheet on November 30, 2020, recorded in the accounting books and summarized in ANNEX I, represents, in all relevant aspects, the accounting net equity of Valesul Alumínios S.A., valued in accordance with Brazilian accounting practices

6 Other Matters 7. In compliance with the requirements of the Securities and Exchange Commission - CVM, we inform that: a. According to the professional rules established by the Federal Accounting Council - CFC through the resolution No. 821/97, we are not aware of any conflict of interest, direct or indirect, nor of any other circumstance that represents a conflict of interest in relation to the service that were provided by us and which are described above; and b. We are not aware of any action by the controlling shareholder or the company's administrators in order to direct, limit, hinder or practice any acts that have or may have compromised the access, the use or knowledge of relevant information, assets, documents or work methodologies for the quality of the respective conclusions São Paulo, January 06, 2021. Macso Legate Auditores Independentes. CRC 2SP033482/O-3 – CVM 12432 Rubens Lopes da Silva Accountant – CRC 1PR011811/O-1 TSP

7 ANNEX I

8 Valesul Alumínios S.A. CNPJ/MF: 42.590.364/0001-19 Statement of financial position on November 30, 2020. Amounts expressed in Brazilian reais ASSETS Current Assets 6,213,171.01 Cash and Cash Equivalents 1,342,504.68 Recoverable Taxes 1,811,719.17 Prepaid Expenses 3,058,947.16 Non Current Assets 166,902,648.46 Accounts Receivable - Related party 47,736,330.46 Recoverable Taxes 1,624,953.38 Judicial Deposits 117,445,033.01 Other Non Current Assets 96,331.61 Total Assets 173,115,819.47 LIABILITIES AND SHAREHOLDERS EQUITY Current Liabilities 4,138,344.02 Accounts Payable 3,449,571.63 Salary and Charges Payable 659,148.38 Other Tax Payable 29,624.01 Non Current Liabilities 142,313,548.91 Account Payable - Related party 119,499.54 Advance for Future Capital Increase 8,202,269.04 Deferred Taxes 1,335,156.77 Provisions for Litigations 132,656,623.56 Total Liabilities 146,451,892.93 Shareholder's Equity Capital 653,981,716.41 Accumulated Losses (627,317,789.87) Total Shareholder's Equity 26,663,926.54 Total Liabilities and Shareholder's Equity 173,115,819.47

9 ANNEX II

10 Valesul Alumínios S.A. The details of the balance sheet, as well as the accounting policies adopted by the Company, are described below. The accounting policies, estimates and accounting judgments are the same as those adopted in the preparation of the latest annual financial statements. 1. Cash and cash equivalents Cash and cash equivalents comprise cash, net deposits and immediately redeemable, with an insignificant risk of change in value. Financial Investments refer to investments in Bank Deposit Certificates (CDB), readily convertible into cash, being indexed to the rate of interbank deposit certificates (“DI rate” or “CDI”). Banco do Brasil S.A 14,655.93 Banco Bradesco S.A. 11,554.58 Caixa Econômica Federal 319,494.26 Banco Santander S.A. 218,766.06 Banco Itaú S.A. 150,044.58 Santander - Bank Deposit Certificate 627,989.27 Total 1,342,504.68 2. Recoverable Taxes IPI to Compensate 224,392.92 Withholding Income Tax to Compensate 866,697.03 ICMS over Fixed Assets 276,893.89 ICMS Provision for Loss (276,893.89) Cofins to Compensate 265,193.74 Income Tax to Recover 178,737.35 Social Contribution to Recover 258,879.64 INSS to Compensate 17,818.49 Total 1,811,719.17

11 3. Prepaid Expenses Insurance premiums to be appropriated refer to the outstanding balance of the Austral Seguradora S.A. policy, effective from May 2019 to May 2024, contracted to provide a guarantee in the tax enforcement action file, process No. 0097550-26.2019. 8.19.0001 - State of Rio de Janeiro-RJ. Prepaid Insurance 3,058,947.16 Total 3,058,947.16 4. Accounts Receivable – Related Party The Company has a balance of Accounts Receivable with Vale S.A., referring to the following operations: (i) sale of income tax and social contribution tax credits on net income, in the amount of R$ 45,411,313.54 and (ii) reimbursement of energy expenses, in the amount of R$ 2,325,016.92. 5. Recoverable Taxes – Non Current Recoverable Income Tax 1,624,953.38 Total 1,624,953.38 6. Judicial Deposits Judicial Deposit - Labor Rights 1,738,863.64 Judicial Deposit - Civil 103,952,575.72 Judicial Deposit - Taxes 12,194,561.68 Judicial Blockade 533,760.95 Redemption Permit (974,728.98) Total 117,445,033.01

12 7. Other Non Current Assets Eletrobrás credits refer to amounts of compulsory loans, which can be received or converted into shares, and due to the uncertainties of receipt or reversals for the benefit of the company, all were provisioned for losses and its balance and R $ 0.00 (Zero reais). Eletrobrás Credit 195,473.67 Provision for loss - Eletrobrás Credit (195,473.67) FUNRES - Fund to repair the economy of ES 63,087.25 ALGAR Telecom 33,244.36 Total 96,331.61 8. Accounts Payable Insurance Payable refers to the balance of the Austral Seguradora S.A. policy contracted for guarantee in a Tax Enforcement Action. Insurance Payable 2,366,295.62 Accounts Payable 1,083,276.01 Total 3,449,571.63 9. Salary and Charges Payable FGTS Payable 637,860.06 Other Charges Payable 21,288.32 Total 659,148.38

13 10. Other Taxes Payable Withholding Income Tax Payable 1,634.69 ISS Payable 1,073.44 Withholding PIS/COFINS/CSSL 4,067.80 COFINS Payable 19,654.26 PIS Payable 3,193.82 Total 29,624.01 11. Accounts Payable – Related Party Vale S.A. - Services and suppliers 119,499.54 Total 119,499.54 12. Advances for Future Capital Increase Vale S.A. - Advance 8,202,269.04 Total 8,202,269.04 13. Deferred Taxes Income Tax - update of judicial deposit 981,732.92 Social Contribution - update of judicial deposit 353,423.85 Total 353,423.85 14. Provision for Litigations Provision for Labor Rights Litigation 4,641,197.77 Provision for Social Security Litigation 2.51 Provision for Civil Litigation 121,152,516.09 Provision for Tax Litigation 6,862,907.19 Total 132,656,623.56

14 15. Shareholder's Equity The registered share capital on November 30, 2020 is R$ 653,981,716.41, corresponding to 27,194,662,975 common and registered shares with no par value. According to the minutes of the Extraordinary Shareholders' Meeting of August 27, 2020, the Company's capital stock was increased by R$ 6,202,269.04 by capitalizing part of the Advances for Future Capital Increase (AFACs), corresponding to 5,638,426,400 shares, being this increase accounted for in December 2020. With this entry, the share capital is increased to R$ 660,183,985.45, corresponding to 32,833,089,375 common and registered shares with no par value. Accumulated losses show a balance on November 30, 2020 in the amount of R$ 627,317,789.87, comprising the amount of R$ 620,083,519.11 from previous years, and the amount of R$ 7,234,270.76 refers to the result of the current year calculated on the base-date of the report. Capital 653,981,716.41 Accumulated Losses (627,317,789.87) Total 26,663,926.54 16. Income Statement Income and expenses are recognized in the income for the year on the accrual basis, and in the period ended November 30, 2020 it presents a loss of R$ 7,234,270.76, already included in the balance of accumulated losses.

Information required by article 20-A of CVM Instruction 481/2009 1. Filing and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976. The Filing and Justification for Merger of Valesul Alumínio S.A. (“Valesul” or “Absorbed Company”) into Vale S.A. (“Vale,” “Company” or “Absorbing Company”) is available in the Management’s Proposal of the Annual and Extraordinary Shareholders’ Meetings (“Management’s Proposal”). 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or transfer of shares issued by the remaining companies or companies resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling company is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions The transaction consists of the merger of Valesul into Vale (“Merger”). Valesul’s shareholders’ equity will be transferred to Vale’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only shareholder of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the shares of Valesul’s capital stock. After all the 37,277,533,819 (thirty-seven billion, two hundred and seventy-seven million, five hundred and thirty-three thousand, eight hundred and nineteen) registered common shares representing the Absorbed Company’s capital stock and held by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in Vale’s accounting books by Valesul’s shareholders’ equity. Any variation in the equity calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the base date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. The intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds Valesul and shall assume, unconditionally, without interruption, all its assets, rights and obligations, whether legal or conventional.

b. Obligations to indemnify: (i) the managers of any of the involved companies; (ii) if the transaction is not implemented. None. c. Table comparing the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction. The Merger will not result in changes to the rights, advantages and restrictions of the shares issued by the Company. Since Valesul will be dissolved after the Merger, the Absorbed Company’s shares will be dissolved as a result of the transaction. d. Any need for approval by debenture-holders or other creditors Approval of the Merger does not require approval of debenture-holders or other creditors of Vale or Valesul. e. Assets and liabilities that will form each portion of the equity, in the case of a spin-off Not applicable. f. Intention of the resulting companies to obtain registration as an issuer of securities Not applicable, since Vale is and will continue to be registered as a publicly-held company, a category-A issuer of securities. 4. Plans for conducting business, especially with respect to specific corporate events that are intended to be advanced. After completion of the Merger, Vale will continue to be dedicated to the business activities covered by its corporate purpose, keeping its registration as a publicly-held company and being successor of Valesul in all its rights and obligations. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages Given that Vale holds 100% (one hundred percent) of the shares representing Valesul’s capital stock, the Merger will allow for a simplification of the corporate structure, with the consequent ease in managing business and reducing costs and legal, tax and administrative obligations arising from the continuation of Valesul as a legal entity.

b. Costs Vale’s management estimates that total costs for implementing the Merger will be approximately R$55,000.00 (fifty-five thousand Brazilian reais), including expenses on publications, valuators and other professionals engaged to advise on the transaction. c. Risk factors With the Merger, Vale will assume, as universal successor, all the assets and liabilities of Valesul, which has shareholders’ equity, according to the Valuation Report, of R$26,663,926.54 (twenty-six million, six hundred and sixty-three thousand, nine hundred and twenty-six Brazilian reais and fifty-four cents). d. If this is a related party transaction, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded Given that Vale holds 100% (one hundred percent) of the shares representing Valesul’s capital stock, no alternative structure to the Merger is envisaged that could achieve the desired objectives. e. Substitution ratio Not applicable, given that Vale holds 100% (one hundred percent) of the shares representing Valesul’s capital stock. Thus, the Merger will not result in the issuance of new shares or increase in the Company’s shareholders’ equity. f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Substitution ratio of shares calculated according to article 264 of Law No. 6,404 of 1976; (ii) Detailed description of the process of negotiating the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling bloc: (a) comparative analysis of the substitution ratio and the price paid for the acquisition of control; (b) reasons that justify any differences of valuation in the different transactions; (iv) Justification of why the substitution ratio is at arm’s length conditions, with a description of the procedures and criteria adopted to ensure arm’s length conditions of the transaction or, if the substitution ratio is not at arm’s length, details of the payment or equivalent measures adopted to ensure adequate compensation. Vale holds 100% (one hundred percent) of the shares representing Valesul’s capital stock, such that the Merger does not result in a capital increase for the Company, or in any change in equity interest of its shareholders. Therefore, there is no substitution ratio to speak of.

6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The transaction was discussed in a meeting of Vale’s Board of Directors held on February 11, 2021. In addition, the Merger was also discussed in a meeting of Vale’s Fiscal Council, which culminated in the issuance of an Opinion dated February 11, 2021]. The minutes of the Board of Directors’ Meeting and the Opinion issued by the Fiscal Council are available in Management’s Proposal. 7. Copy of studies, presentations, reports, opinions, statements or valuation reports of the companies involved in the transaction provided to the controlling shareholder at any stage of the transaction. The valuation report, at book value, of Valesul shareholders’ equity to be transferred to Vale as a result of the Merger was prepared by Macso Legate Auditores Independentes (“Valuation Report”), as an integral part of the Filing, which is available as an exhibit of the Proposal. 7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. None. 8. Draft by-laws or amendments to the by-laws of the companies resulting from the transaction The Merger will not result in any amendment to Vale’s By-Laws. 9. Financial statements used for purposes of the transaction, under the specific rule Valesul’s balance sheet used for purposes of the transaction was drawn up on November 30, 2020, according to information contained in the Valuation Report. 10. Pro forma financial statements prepared for purposes of the transaction, under the specific rule Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since there will be no dilution of Vale’s shareholders as a result of the Merger. 11. Document containing information about the directly involved companies that are not publicly-held companies, including: (a) risk factors, according to items 4.1 and 4.2 of the reference form; (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form; (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, according to item 15 of the reference form; (e) Description of the capital stock, according to item 17.1 of the reference form. (a) risk factors, according to items 4.1 and 4.2 of the reference form Among the Company’s risk factors, there are no specific items exclusively attributable to Valesul. (b) Description of the primary changes to risk factors that occurred in t he prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form Not applicable. (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form Valesul was formed in 1976 with the purpose of manufacturing and selling aluminum. In 2010, it changed the address of its head office, ending its operational activities. In 2013, it changed its business purpose, which is now forming or holding interest, in any capacity, in the capital of other companies, consortia or entities, based in Brazil or abroad. (d) Description of the economic group, according to item 15 of the reference form Vale holds 100% (one hundred percent) of the shares representing Valesul’s capital stock. 12. Description of the capital structure and control after the transaction, according to item 15 of the reference form Vale’s capital structure and control will not change as a result of the Merger, since the Company will not issue new shares. 13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules regarding tender offers Vale holds 37,277,533,819 (thirty-seven billion, two hundred and seventy-seven million, five hundred and thirty-three thousand, eight hundred and nineteen) registered common shares of Valesul, representing 100% (one hundred percent) of its capital stock. Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion, three hundred million Brazilian reais), divided into 5,284,474,782 (five billion, two hundred and eighty- four million, four hundred and seventy-four thousand, seven hundred and eighty-two) book-entry shares, and will not be changed as a result of the Merger. 14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules regarding tender offers, in derivatives indexed to securities issued by the other companies involved in the transaction Not applicable. 15. Report covering all trades made in the past six (6) months by the persons indicated below with securities issued by the companies involved in the transaction a. Companies involved in the transaction Valesul has not conducted, in the past six (6) months, any transactions for the purchase or sale of securities issued by Vale. b. Parties related to the companies involved in the transaction Not applicable. 16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion no. 35 of 2008. Not applicable, since Vale holds 100% (one hundred percent) of the shares representing Valesul’s capital, such that the Merger will not result in a capital increase for the Company or in any change in equity interest of its shareholders. Therefore, no Special Independent Committee was created, since this is not the scenario set forth in CVM Guidance Opinion 35/2008.

VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of merger of VALESUL ALUMÍNIO S.A., a privately-held corporation, with headquarters at the address Praia de Botafogo, no. 186, room 701, in the neighborhood of Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, under CNPJ 42.590.364/0001-19,with its organizational documents filed at the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro – JUCERJA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.3.0015673-9 (“Valesul”), into Vale (“Merger”), including the Protocol and Justification for Merger of Valesul Alumínio S.A. into Vale S.A., containing the terms and conditions related to the Merger, and the Valuation Report of Valesul, prepared by Macso Legate Auditores Independentes. Based on the documents examined and the information and explanations received from the Company’s management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Merger is ready to be deliberate by the Extraordinary Shareholders’ Meeting of Vale to be called. Rio de Janeiro, February 11, 2021. Marcelo Amaral Moraes Bruno Funchal Member of the Fiscal Council Member of the Fiscal Council Marcus Vinícius Dias Severini Raphael Manhães Martins Member of the Fiscal Council Member of the Fiscal Council Cristina Fontes Doherty Member of the Fiscal Council

FILING AND JUSTIFICATION FOR MERGER OF COMPANHIA PAULISTA DE FERRO-LIGAS INTO VALE S.A. VALE S.A., a publicly-held corporation, with head office at the address Praia de Botafogo, no. 186, salas 701 a 1901, Torre Oscar Niemeyer, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with National Corporate Taxpayer Number of the Ministry of Economy (Cadastro Nacional de Pessoas Jurídicas/Ministério da Economia – CNPJ/ME) 33.592.510/0001-54, and registered with the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro – JUCERJA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.3.0001976-6, herein represented by its Executive Officers Mr. Luciano Siani Pires, nationality: Brazilian, marital status: married, occupation: mechanical engineer, I.D.: 07670915-3, issued by Félix Pacheco Institute/Rio de Janeiro (Instituto Félix Pacheco do Rio de Janeiro – IFP/RJ), Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 013.907.897-56, and Mr. Carlos Henrique Senna Medeiros, nationality: Brazilian, marital status: married, occupation: Mechanics-Aeronautics engineer, I.D.: 505537758, issued by SSP/SP, CPF/ME 048.556.228-69, both with business addresses at Praia de Botafogo no. 186, 19 andar, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250- 145, hereinafter referred to simply as “VALE” or “Absorbing Company.” COMPANHIA PAULISTA DE FERRO-LIGAS, a privately-held corporation, with head office at the address Praia de Botafogo, no. 186, sala 701, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, with CNPJ/ME 57.487.142/0001-42, and registered with JUCERJA under NIRE 33.3.0030582-3, herein represented by Mr. Jorge Henrique Cunha Falrene, nationality: Brazilian, marital status: married, occupation: economist, I.D.: 123.305.294, issued by IFP/RJ, CPF/ME 043.109.586-80, as Chief Operating Officer – Brazil and Mr. Fábio Cerqueira Santos, nationality: Brazilian, marital status: married, occupation: mechanical engineer, I.D.: 07541625-5, issued by the SSP/RJ, CPF/ME 014.545.557-26, as Superintendent Officer, both with business addresses at Av. Dr. Marco Paulo Simon Jardim, no. 3.580, Prédio 2, Mina de Águas Claras, in the city of Nova Lima, state of Minas Gerais, CEP 34.006-270, hereinafter referred to simply as “CPFL” or “Absorbed Company.” VALE and CPFL, also referred to jointly as “Companies” or “Parties,” sign this Filing and Justification for Merger (“Filing and Justification for Merger”), which represents the conditions agreed upon in relation to the merger of CPFL into VALE, pursuant to and for the purposes of articles 224, 225, 227 and 264 of Law No. 6,404, of 12/15/76 (“Brazilian Corporations Law”) and other applicable legal provisions (“Merger”), as follows: SECTION ONE – JUSTIFICATION FOR MERGER 1.1. VALE is the sole owner of all shares issued by CPFL. Therefore, the Merger will result in VALE’s direct management of CPFL’s assets, and will also reduce management costs due to the

2 simplification of the corporate structure involving these Companies, with greater administrative and operational efficiency. 1.2. VALE’s and CPFL’s management bodies have analyzed alternatives for better handling CPFL’s management activities and policies, taking into account the intention to streamline financial and operational resources. In this regard, it became clear that keeping multiple administrative structures would lead to an increase in operating costs, while at the same time resulting in the loss of relevant synergies in the handling of their affairs. 1.3. For these reasons, in order to reduce operating costs and optimize the administrative and financial organization and information flow, and considering that VALE already owns all shares issued by CPFL, VALE and CPFL intend to carry out the Merger. 1.4. To this end, and taking into account CPFL’s current organizational structure, the most advantageous alternative for the Parties is the Merger of CPFL into VALE. This Merger will allow them to take better advantage of synergies, reduce operating costs and increase efficiency, as well as improve the management and administration of CPFL’s business. 1.5. The Merger will allow VALE to absorb all the assets and liabilities that are part of CPFL’s equity, with economic and tax effects as of the date of the approval of the Merger by the Companies’ shareholders. After the completion of the Merger, CPFL will be dissolved for all legal purposes, and VALE will succeed it, as of that date, in all its rights, assets and obligations, without interruption. The balances of credit and debit accounts, which currently consist of CPFL’s assets and liabilities, once the Merger is completed, shall be reflected in VALE’s accounting books, transferred to the corresponding accounts, subject to any necessary adjustments. SECTION TWO – PURPOSE AND BASE DATE OF THE TRANSACTION 2.1. The purpose of the transaction is the full merger of CPFL’s shareholders’ equity into VALE, with the consequent dissolution, automatically, for all legal purposes and effects, of the Absorbed Company, which will be succeeded in all its rights and obligations by the Absorbing Company, pursuant to article 227 of the Brazilian Corporations Law, which is why the Companies, by their aforementioned representatives, sign this document in accordance and for the purposes of articles 224 and 225 of the Brazilian Corporations Law. 2.2. For the purposes of this merger, November 30, 2020, shall be considered the base date (“Base Date”) for the assessment of CPFL’s net assets, and this date will serve as the basis for implementing the Merger of the Absorbed Company’s shareholders’ equity into the Absorbing Company. SECTION THREE – VALUATION OF THE ABSORBED COMPANY’S SHAREHOLDERS’ EQUITY

3 3.1. In compliance with legal requirements, notably the provisions included in articles 8 and 227 of the Brazilian Corporations Law, the Merger is based on the valuation of the Absorbed Company’s net assets, at book value, based on the Absorbed Company’s balance sheet drawn up on the Base Date. 3.2. Macso Legate Auditores Independentes, a company established in the city of São Paulo, state of São Paulo, at the address Rua Madre Cabrini, no. 341, 2 andar, sala 2, with CNPJ/ME 23.037.018/0001-63, registered with the Regional Accounting Board of São Paulo (Conselho Regional de Contabilidade de São Paulo – CRC/SP) under number 2SP033482/O-3 and with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) under No. 12432, with its organizational documents registered in the 9th Notary Office of Titles and Documents and Civil Registry of Legal Entities of the Capital of the State of São Paulo, under no. 41.387 on August 6, 2015, and further amendments, the last one dated October 30, 2019, under no. 53.159 (“Specialized Company”) was hired to conduct the valuation of the Absorbed Company’s net assets and prepared, pursuant to articles 8, 226 and 227 of the Brazilian Corporations Law, the valuation report, at book value, of the Absorbed Company’s shareholders’ equity, dated January 6, 2021, based on the assets and liabilities contained in CPFL’s balance sheet drawn up on November 30, 2020 (“Valuation Report”), which is attached as Exhibit I to this Filing and Justification for Merger. The hiring of the Specialized Company and the Valuation Report will be submitted for approval or ratification, as the case may be, of the Absorbing Company’s and Absorbed Company’s shareholders. 3.3. The Specialized Company valued the Absorbed Company’s net assets at book value, according to the balance sheet drawn up by the Absorbed Company on the Base Date; this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil. 3.4. According to the information contained in the Valuation Report prepared by the Specialized Company, the book value of the Absorbed Company’s net assets, on the Base Date, corresponds to R$48,629,800.70 (forty-eight million, six hundred and twenty-nine thousand, eight hundred Brazilian reais and seventy cents). SECTION FOUR – THE ABSORBED COMPANY’S CAPITAL STOCK AND THE BASIC CONDITIONS FOR THE MERGER 4.1. CPFL’s capital stock, fully subscribed and paid-up, is R$28,579,719.69 (twenty-eight million, five hundred and seventy-nine, seven hundred and nineteen Brazilian reais and sixty-nine cents) represented by 13,336,995 (thirteen million, three hundred and thirty-six, nine hundred and ninety-five) registered shares, without par value, divided between 6,634,077 (six million, six hundred and thirty-four thousand, seventy-seven) common shares and 6,702,918 (six million, seven hundred and two thousand, nine hundred and eighteen) preferred shares, all held by VALE and free and clear of any liens or encumbrances.

4 4.2. CPFL’s shareholders’ equity will be transferred to VALE’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only shareholder of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the shares issued by CPFL. After all of the 13,336,995 (thirteen million, three hundred and thirty-six thousand, nine hundred and ninety-five) registered shares without par value issued by the Absorbed Company and held by the Absorbing Company have been dissolved as a result of the Merger, their respective value will be replaced in VALE’s accounting books by the value of CPFL’s shareholders’ equity. 4.3. Any variation in the equity calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the Base Date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. 4.4. In view of the provisions of item 4.2 above, the intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company. 4.5. With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds CPFL and shall assume, unconditionally, without interruption, all its assets, rights and obligations, whether legal or conventional. SECTION FIVE – MISCELLANEOUS 5.1. The Absorbed Company’s shareholder and the Absorbing Company’s shareholders shall approve the Merger through Extraordinary Shareholders’ Meetings of CPFL and VALE, with the respective dissolution of the Absorbed Company as a result of the completion of the Merger, if approved. It is hereby established that the Merger may only be considered completed if it is approved by the respective shareholders representing the applicable resolution quorum. Since VALE is the current sole shareholder of the Absorbed Company and proposes the Merger by the execution of this instrument, the rules regarding the right of withdrawal, provided for in articles 137, II, and 230 of the Brazilian Corporations Law, shall not apply. 5.2. VALE, as the Absorbing Company of CPFL, shall be responsible for complying with all the acts necessary to implement the Merger, including the registration and disclosure of corporate acts related to the Merger, cancellations, filings, registrations, communications and perfection of the Merger before the competent governmental agencies and authorities. The Absorbing Company’s management shall also be responsible for keeping the Absorbed Company’s tax, corporate and accounting books, as well as all accounting documentation prepared during the Merger, for the period required by applicable law.

5 5.3. The management bodies of the Absorbed Company and the Absorbing Company understand that this Merger serves the interests of the Absorbed Company, the Absorbing Company and their respective shareholders, and therefore recommend its implementation. 5.4. This Filing and Justification for Merger may only be changed by written instrument, signed by all the Parties, and is subject to the corporate approvals mentioned in item 5.1 of this instrument, as applicable. 5.5. The exhibits to this Filing and Justification for Merger are considered, for all purposes and effects, as an integral and inseparable part of it. 5.6. In the event that any section, provision, term or condition of this Filing and Justification for Merger is found to be invalid, the remaining sections, provisions, terms and conditions not affected by this invalidation shall remain valid. 5.7. This Filing and Justification for Merger shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil. * * * * * IN WITNESS WHEREOF, the parties, having read and agreed to this instrument, have executed it in the presence of the witnesses below, for a single purpose. Rio de Janeiro, February 11, 2021. VALE S.A. ______________________________________ By: Luciano Siani Pires Title: Executive Officer _________________________________ By: Carlos Henrique Senna Medeiros Title: Executive Officer COMPANHIA PAULISTA DE FERRO-LIGAS ___________________________________ By: Jorge Henrique Cunha Falrene Title: Chief Operating Officer – Brazil ____________________________________ By: Fábio Cerqueira Santos Title: Superintendent Officer Witnesses: _______________________________________ Name: Adriana Nascimento Lemos de Moura I.D.: 256145509 – Department of Motor Vehicles of Rio de Janeiro (Departamento Estadual de Trânsito do Rio de Janeiro – DETRAN/RJ) CPF/ME: 142.481.967-94 __________________________________ Name: Katia Azeredo Diniz I.D.: 1.353220 – Pereira Faustino Institute/Rio de Janeiro (Instituto Pereira Faustino do Rio de Janeiro – IPF/RJ) CPF/ME: 609.504.127-91

EXHIBIT I Valuation Report

Companhia Paulista de Ferro Ligas Accounting Equity Appraisal Report (Determined through the accounting books) Base date - November 30, 2020 January 06, 2021

2 São Paulo, January 06, 2021 To the shareholders of Companhia Paulista de Ferro Ligas Rio de Janeiro - RJ Dear Sirs, In response to your request, we have proceeded the valuation of the shareholders' equity formed by all the components of the net assets (shareholders' equity) determined through the accounting books of the company Companhia Paulista de Ferro Ligas as of November 30, 2020. We are available for any necessary clarifications. Regards, Macso Legate Auditores Independentes. CRC 2SP033482/O-3 – CVM 12432 Rubens Lopes da Silva Accountant – CRC 1PR011811/O-1 TSP

3 To the shareholders of the company Companhia Paulista de Ferro Ligas Information related to the Accounting company 1. The Macso Legate Auditores Independentes, company established in São Paulo city, at Madre Cabrini street, 341 – room 2 – 2º floor, registered in the National Register of Legal Entities under n.º 23.037.018/0001-63, registered to the Regional Council of Accounting of São Paulo under n.º CRC 2SP033482/O- 3, and at the Brazilian Securities and Exchange Commission - CVM under n.º 12432, with it articles of Incorporation registered in the 9th Official Registry of Tittles and Documents and Civil Entities of the State of São Paulo, under n.º 41.387, in session of 08/06/15 and subsequent amendments, the last one being registered on 10/30/19 under n.º 53.159. represented by its undersigned partner, Rubens Lopes da Silva, Brazilian, widowed, accountant, registered to the Regional Accounting Council of the State of São Paulo under nº 1PR011811 / O-1 TSP, holder of Identity Card nº 650.893-6 SSP-PR, registered to the Natural Persons Registry (CPF/MF) under nº 044.701.689-04, resident and domiciled in São Paulo, appointed by the management of Companhia Paulista de Ferro Ligas, CNPJ/MF 57.487.142/0001-42, to carry out the valuation of the book equity on November 30, 2020, in accordance with Brazilian accounting practices, presenting below the results of its work.

4 The aim of evaluation 1. The valuation of the book equity on November 30, 2020 of Companhia Paulista de Ferro Ligas, aims to determine its net assets for incorporation in its parent company Vale S.A. Management's Responsibilities for Accounting Information 2. The management of Companhia Paulista de Ferro Ligas is responsible for bookkeeping and preparation of accounting information in accordance with Brazilian accounting practices, as well as for the relevant internal controls determined as necessary to permit the preparation of accounting information free of material misstatement, whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in annex II of the appraisal report Scope of work and accountant's responsibility 3. Our responsibility is to express a conclusion on the equity book value of Companhia Paulista de Ferro Ligas on November 30, 2020, based on the work conducted in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures in the balance sheet for issuing the appraisal report. Accordingly, we carried out an examination of the balance sheet of the Company in accordance with the applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work be planned and carried out with the objective of obtaining reasonable assurance that the accounting net equity worth for the

5 preparation of our appraisal report is free from material misstatement 4. The issuance of an appraisal report involves the execution of selected procedures in order to obtain evidence regarding the amounts booked. The selected procedures depend on the accountant's judgment, including the assessment of the risks of material misstatement in shareholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the accountant considers the internal controls relevant to the preparation of the Company's balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company. The work also includes assessing the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 5. Based on the work performed, we concluded that the amount of R$ 48,629,800.70 (Forty-eight million six hundred twenty-nine thousand, eight hundred reais and seventy cents), according to the balance sheet on November 30, 2020, recorded in the accounting books and summarized in ANNEX I, represents, in all relevant aspects, the accounting net equity of Companhia Paulista de Ferro Ligas, valued in accordance with Brazilian accounting practices

6 Other Matters 6. In compliance with the requirements of the Securities and Exchange Commission - CVM, we inform that: a. According to the professional rules established by the Federal Accounting Council - CFC through the resolution No. 821/97, we are not aware of any conflict of interest, direct or indirect, nor of any other circumstance that represents a conflict of interest in relation to the service that were provided by us and which are described above; and b. We are not aware of any action by the controlling shareholder or the company's administrators in order to direct, limit, hinder or practice any acts that have or may have compromised the access, the use or knowledge of relevant information, assets, documents or work methodologies for the quality of the respective conclusions São Paulo, January 06, 2021. Macso Legate Auditores Independentes. CRC 2SP033482/O-3 – CVM 12432 Rubens Lopes da Silva Accountant – CRC 1PR011811/O-1 TSP

7 ANNEX I

8 Companhia Paulista de Ferro Ligas CNPJ/MF: 57.487.142/0001-42 Statement of financial position on November 30, 2020. Amounts expressed in Brazilian reais ASSETS Current Assets 28,443,050.36 Cash and Cash Equivalents 28,299,534.11 Recoverable Taxes 143,516.25 Non Current Assets 21,873,255.25 Accounts Receivable - Related party 4,106,603.47 Recoverable Taxes 10,555,326.10 Judicial Deposits 7,178,489.19 Property, Plant end Equipment 32,836.49 Total Assets 50,316,305.61 LIABILITIES AND SHAREHOLDERS EQUITY Current Liabilities 145,925.39 Suppliers 82,614.33 Income Tax Payable 59,198.10 Other Taxes Payable 4,112.96 Non Current Liabilities 1,540,579.52 Provisions for Litigations 1,540,579.52 Total Liabilities 1,686,504.91 Shareholder's Equity Capital 28,579,719.69 Capital Reserve 39,548.61 Legal Reserve 5,715,943.94 Reserve for Unrealized Profit 13,387,224.79 Acumulated Profits 907,363.67 Total Shareholder's Equity 48,629,800.70 Total Liabilities and Shareholder's Equity 50,316,305.61

9 ANNEX II

10 Companhia Paulista de Ferro Ligas. The details of the balance sheet, as well as the accounting policies adopted by the Company, are described below. The accounting policies, estimates and accounting judgments are the same as those adopted in the preparation of the latest annual financial statements. 1. Cash and cash equivalents Cash and cash equivalents comprise cash, net deposits and immediately redeemable, with an insignificant risk of change in value. Financial Investments refer to investments in Bank Deposit Certificates (CDB), readily convertible into cash, being indexed to the rate of interbank deposit certificates (“DI rate” or “CDI”). Banco do Brasil S.A. 15,817.91 Banco Itau S.A. 126,900.20 Caixa Economica Federal 36,809.90 Banco Santander S.A. 11,381.60 Financial Investments - Banco Itau 7,360,619.99 Financial Investments - Banco Santander 20,505,000.00 Gain over Financial Investments - Banco Itaú 138,897.53 Gain over Financial Investments - Banco Santander 104,106.98 Total 28,299,534.11 2. Recoverable Taxes Current Withholding Income Tax Recoverable 135,956.25 PIS/COFINS/CSLL Recoverable 3,780.00 Withholding Income Tax Over Services Recoverable 3,780.00 Total 143,516.25

11 Non Current Income Tax Recoverable 8,686,366.48 Social Contribution Recoverable 1,868,959.62 Total 10,555,326.10 3. Accounts Receivables – Related Party The Company has a balance of Accounts Receivable with Vale S.A., referring to the sale of income tax and social contribution tax credits on net income, in the amount of R$ 4,106,603.47. 4. Judicial Deposits Employee 792,962.83 Civil 6,982.27 Taxes 7,422,134.54 Redemption (1,043,590.45) Total 7,178,489.19 5. Other Long-Term Receivables These are values represented by Eletrobrás Investment Certificates originating from compulsory loans, which can be received or converted into shares, as well as Tax Incentives - BNDES, originating from income tax benefits, due to the uncertainties of receipt or reversals for the benefit of the company, were all provisioned for losses and its balance is R$ 0.00 (zero reais). Tax Incentives BNDES 283,740.17 Provision for Loss - Tax Incentives BNDES (283,740.17) Compulsory Loans - Eletrobrás 1,735,949.30 Provision for Loss - Compulsory Loans (1,735,949.30) Total 0.00

12 6. Property, plant and equipment Land 32,836.73 Real State 92,054.20 Real State - Depreciation (92,054.33) Industrial Plants 289,492.81 Industrial Plants - Depreciation (289,493.81) Machinery and Equipmets 266,790.41 Machinery and Equipments - Depreciation (266,789.52) Afforestation and Reforestation 999,063.65 Afforestation and Reforestation - Depreciation (520,162.44) Afforestation and Reforestation - Exhaustion (478,901.21) Deferred Pre-Operational Expenses 47,240.67 Deferred Pre-Operational Expenses - Amortization (47,240.67) Total 32,836.49 7. Suppliers Suppliers 82,614.33 Total 82,614.33 8. Income Tax Payable Income Tax Payable 42,469.19 Social Contribution Payable 16,728.91 Total 59,198.10 9. Other Taxes Payable PIS Payable 360.51 Cofins Payable 2,218.18 Service Tax and Other Taxes Payable 1,534.27 Total 4,112.96

13 10. Provisions for Litigations Provision for Litigations - Employee 884,577.89 Provision for Litigations - Civil 44.80 Provision for Litigations - Tax 655,956.83 Total 1,540,579.52 11. Shareholder's Equity The current share capital is R$ 28,579,719.69 corresponding to 13,336,995 registered shares, of which 6,634,077 are common shares and 6,702,918 are preferred shares. Legal Reserve was constituted in accordance with legal requirements and currently represents 20% of the share capital. Unrealized Profit Reserve refers to the unrealized portion of profits from previous years, with the objective of absorbing losses and paying dividends, according to cash availability. Capital 28,579,719.69 Capital Reserve 39,548.61 Legal Reserve 5,715,943.94 Reserve for Unrealized Profits 13,387,224.79 Accumulated Profits 907,363.67 Total 48,629,800.70 12. Income Statement Expenses are recognized in the income statement for the year on the accrual basis, and in the period ended November 30, 2020 it presents a Profit of R$ 907,363.67.

Information required by article 20-A of CVM Instruction 481/2009 1. Filing and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976. The Filing and Justification for Merger of Companhia Paulista de Ferro Ligas (“CPFL” or “Absorbed Company”) into Vale S.A. (“Vale,” “Company” or “Absorbing Company”) is available in the Exhibit of the Management’s Proposal of the Annual and Extraordinary Shareholders’ Meetings (“Management’s Proposal”). 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or transfer of shares issued by the remaining companies or companies resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling company is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions The transaction consists of the merger of CPFL into Vale (“Merger”). CPFL’s shareholders’ equity will be transferred to Vale’s shareholders’ equity at its respective book value since, as the Absorbing Company is the only shareholder of the Absorbed Company, the latter’s shareholders’ equity already belongs exclusively to the former, represented in the assets of the Absorbing Company by the value of the shares of CPFL’s capital stock. All 13,336,995 (thirteen million, three hundred and thirty-six thousand, nine hundred and ninety-five) shares issued by the Absorbed Company and held by the Absorbing Company, divided between 6,634,077 (six million, six hundred and thirty-four thousand, seventy-seven) common shares and 6,702,918 (six million, seven hundred and two thousand, nine hundred and eighteen) preferred shares, which will be fully converted into common shares by the completion of the Merger in an Extraordinary Shareholders’ Meeting of Vale, will be dissolved as a result of the Merger and their respective value will be replaced in Vale’s accounting books by CPFL’s shareholders’ equity. Any variation in the equity calculated by the Absorbed Company, in relation to the values of the assets and liabilities to be transferred to the Absorbing Company, in the period between the base date and the date of the Merger, will be recorded in the Absorbed Company’s commercial and fiscal bookkeeping, without interruption, and a balance sheet of the dissolution shall be drawn up on the date of the event for the purpose of complying with law, which is when the pertinent transfer will be made to the Absorbing Company’s accounting and tax books. The intended Merger will not result in a capital increase or issuance of new shares by the Absorbing Company.

With the Merger and the consequent automatic dissolution of the Absorbed Company, the Absorbing Company universally succeeds CPFL and shall assume, unconditionally, without interruption, all its assets, rights and obligations, whether legal or conventional. b. Obligations to indemnify: (i) the managers of any of the involved companies; (ii) if the transaction is not implemented. None. c. Table comparing the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction. The Merger will not result in changes to the rights, advantages and restrictions of the shares issued by the Company. Since CPFL will be dissolved after the Merger, the Absorbed Company’s shares will be dissolved as a result of the transaction. d. Any need for approval by debenture-holders or other creditors Approval of the Merger does not require approval of debenture-holders or other creditors of Vale or CPFL. e. Assets and liabilities that will form each portion of the equity, in the case of a spin-off Not applicable. f. Intention of the resulting companies to obtain registration as an issuer of securities Not applicable, since Vale is and will continue to be registered as a publicly-held company, a category-A issuer of securities. 4. Plans for conducting business, especially with respect to specific corporate events that are intended to be advanced. After completion of the Merger, Vale will continue to be dedicated to the business activities covered by its corporate purpose, keeping its registration as a publicly-held company and being successor of CPFL in all its rights and obligations. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages Given that Vale holds 100% (one hundred percent) of the shares issued by CPFL, the Merger will allow for a simplification of the corporate structure, with the consequent ease in managing business and reducing costs and legal, tax and administrative obligations arising from the continuation of CPFL as a legal entity. b. Costs Vale’s management estimates that total costs for implementing the Merger will be approximately R$55,000.00 (fifty-five thousand Brazilian reais), including expenses on publications, valuators and other professionals engaged to advise on the transaction. c. Risk factors With the Merger, Vale will assume, as universal successor, all the assets and liabilities of CPFL, which has shareholders’ equity, according to the Valuation Report, of R$48,629,800.70 (forty-eight million, six hundred and twenty-nine thousand, eight hundred Brazilian reais and seventy cents). In any event, Vale does not foresee material risks with respect to the Merger. d. If this is a related party transaction, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded Given that Vale holds 100% (one hundred percent) of the shares issued by CPFL, no alternative structure to the Merger is envisaged that could achieve the desired objectives. e. Substitution ratio Not applicable, given that Vale holds 100% (one hundred percent) of the shares issued by CPFL. Thus, the Merger will not result in the issuance of new shares or increase in the Company’s shareholders’ equity. f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Substitution ratio of shares calculated according to article 264 of Law No. 6,404 of 1976; (ii) Detailed description of the process of negotiating the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling bloc: (a) comparative analysis of the substitution ratio and the price paid for the acquisition of control; (b) reasons that justify any differences of valuation in the different transactions; (iv) Justification of why the substitution ratio is at arm’s length conditions, with a description of the procedures and criteria adopted to ensure arm’s length conditions of the transaction or, if the substitution ratio is not at arm’s length, details of the payment or equivalent measures adopted to ensure adequate compensation. Vale holds 100% (one hundred percent) of the shares issued by CPFL, such that the Merger does not result in a capital increase for the Company, or in any change in equity interest of its shareholders. Therefore, there is no substitution ratio to speak of.

6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The transaction was discussed in a meeting of Vale’s Board of Directors held on February 11, 2021. In addition, the Merger was also discussed in a meeting of Vale’s Fiscal Council, which culminated in the issuance of an Opinion dated February 11, 2021]. The minutes of the Board of Directors’ Meeting and the Opinion issued by the Fiscal Council are available in the Exhibits of Management’s Proposal. 7. Copy of studies, presentations, reports, opinions, statements or valuation reports of the companies involved in the transaction provided to the controlling shareholder at any stage of the transaction. The valuation report, at book value, of CPFL shareholders’ equity to be transferred to Vale as a result of the Merger was prepared by Macso Legate Auditores Independentes (“Valuation Report”), as an integral part of the Filing, which is available in the Exhibit of the Proposal. 7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. None. 8. Draft by-laws or amendments to the by-laws of the companies resulting from the transaction The Merger will not result in any amendment to Vale’s By-Laws. 9. Financial statements used for purposes of the transaction, under the specific rule CPFL’s balance sheet used for purposes of the transaction was drawn up on November 30, 2020, according to information contained in the Valuation Report. 10. Pro forma financial statements prepared for purposes of the transaction, under the specific rule Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since there will be no dilution of Vale’s shareholders as a result of the Merger.

11. Document containing information about the directly involved companies that are not publicly-held companies, including: (a) risk factors, according to items 4.1 and 4.2 of the reference form; (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form; (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, according to item 15 of the reference form; (e) Description of the capital stock, according to item 17.1 of the reference form. (a) risk factors, according to items 4.1 and 4.2 of the reference form Among the Company’s risk factors, there are no specific items exclusively attributable to CPFL. (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form Not applicable. (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form CPFL was formed in 1960 to engage in the manufacture, sale, import and export of ferroalloys, products from and for the steel industry and everything else related to any area of the steel industry. Currently, its head office is located in the city of Rio de Janeiro and it is non-operational. (d) Description of the economic group, according to item 15 of the reference form Vale holds 100% (one hundred percent) of the shares issued by CPFL. 12. Description of the capital structure and control after the transaction, according to item 15 of the reference form Vale’s capital structure and control will not change as a result of the Merger, since the Company will not issue new shares. 13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules regarding tender offers

Currently, Vale holds 13,336,995 (thirteen million, three hundred and thirty-six thousand, nine hundred and ninety-five) registered shares of CPFL, divided between 6,634,077 (six million, six hundred and thirty-four thousand, seventy-seven) common shares and 6,702,918 (six million, seven hundred and two thousand, nine hundred and eighteen) preferred shares, representing 100% (one hundred percent) of the Absorbed Company’s capital stock, and, prior to completion of the Merger in an Extraordinary Shareholders’ Meeting of Vale, all of the preferred shares issued by the Absorbed Company will be converted into common shares, and Vale will become holder of 13,336,995 (thirteen million, three hundred and thirty-six thousand, nine hundred and ninety-five) common shares of CPFL. Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion, three hundred million Brazilian reais), divided into 5,284,474,782 (five billion, two hundred and eighty- four million, four hundred and seventy-four thousand, seven hundred and eighty-two) book-entry shares, and will not be changed as a result of the Merger. 14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules regarding tender offers, in derivatives indexed to securities issued by the other companies involved in the transaction Not applicable. 15. Report covering all trades made in the past six (6) months by the persons indicated below with securities issued by the companies involved in the transaction a. Companies involved in the transaction CPFL has not conducted, in the past six (6) months, any transactions for the purchase or sale of securities issued by Vale. b. Parties related to the companies involved in the transaction Not applicable. 16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion no. 35 of 2008. Not applicable, since Vale holds 100% (one hundred percent) of the shares issued by CPFL, such that the Merger will not result in a capital increase for the Company or in any change in equity interest of its shareholders. Therefore, no Special Independent Committee was created, since this is not the scenario set forth in CVM Guidance Opinion 35/2008.

VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of merger of COMPANHIA PAULISTA DE FERRO-LIGAS - CPFL, a privately-held corporation, with headquarters at the address Praia de Botafogo, no. 186, room 701, in the neighborhood of Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, under CNPJ nº 57.487.142/0001-42, with its organizational documents filed at the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro – JUCERJA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.3.0030582-3 (“CPFL”), into Vale (“Merger”), including the Filing and Justification for Merger of Companhia Paulista de Ferro-Ligas into Vale S.A., containing the terms and conditions related to the Merger, and the Valuation Report of CPFL, prepared by Macso Legate Auditores Independentes. Based on the documents examined and the information and explanations received from the Company’s management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Merger is ready to be deliberate by the Extraordinary Shareholders’ Meeting of Vale to be called. Rio de Janeiro, February 11, 2021. Marcelo Amaral Moraes Bruno Funchal Member of the Fiscal Council Member of the Fiscal Council Marcus Vinícius Dias Severini Raphael Manhães Martins Member of the Fiscal Council Member of the Fiscal Council Cristina Fontes Doherty Member of the Fiscal Council

FILING AND JUSTIFICATION FOR PARTIAL SPIN-OFF OF MINERAÇÕES BRASILEIRAS REUNIDAS S.A. – MBR FOLLOWED BY MERGER INTO VALE S.A. By this private instrument, (1) MINERAÇÕES BRASILEIRAS REUNIDAS S.A. – MBR, a privately-held corporation organized in accordance with the laws of Brazil, with head office in the city of Nova Lima, state of Minas Gerais, at the address Av. Dr. Marco Paulo Simon Jardim, no. 3.580, parte, Mina de Águas Claras, CEP 34.006-270, with Corporate Taxpayer Number/Ministry of Economy (Cadastro Nacional de Pessoas Jurídicas/Ministério da Economia – CNPJ/ME) 33.417.445/0001-20 and registered with the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais – JUCEMG) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 3130002231-5, herein represented by its CEO, Ms. Karina Araújo Costa Rapucci, nationality: Brazilian, marital status: married, occupation: engineer, I.D.: MG-6.070.645, issued by the Department of Public Safety of the State of Minas Gerais (Secretaria de Segurança Pública do Estado de Minas Gerais – SSP/MG), Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 034.774.466-40, and Mr. Marcelo Leite Barros, nationality: Brazilian, marital status: married, occupation: economist, I.D.: 692.903, issued by the Department of Public Safety of the State of Espírito Santo (Secretaria de Segurança Pública do Estado de Espírito Santo – SSP/ES), CPF/ME 015.314.747-48, both with business address in the city of Nova Lima, state of Minas Gerais, at the address Av. Dr. Marco Paulo Simon Jardim, no. 3.580, parte, Mina de Águas Claras, CEP 34.006-270 (“MBR” or “Spin-off Company”); and (2) VALE S.A., a publicly-held corporation, organized in accordance with the laws of Brazil, with head office in the city of Rio de Janeiro, state of Rio de Janeiro, at the address Praia de Botafogo, no. 186, salas 701 a 1901, Torre Oscar Niemeyer, Botafogo, CEP 22.250-145, with CNPJ/ME 33.592.510/0001-54, and registered with the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro – JUCERJA) under NIRE 33.3.0001976-6, herein represented by its Executive Officers Mr. Luciano Siani Pires, nationality: Brazilian, marital status: married, occupation: mechanical engineer, I.D.: 07670915-3, issued by Félix Pacheco Institute/Rio de Janeiro (Instituto Félix Pacheco do Rio de Janeiro – IFP/RJ), CPF/ME 013.907.897-56, and Mr. Marcelo Magistrini Spinelli, nationality: Brazilian, marital status: married, occupation: production engineer, I.D.: 23.012.160-3, issued by the Department of Public Safety of the State of São Paulo (Secretaria de Segurança Pública do Estado de São Paulo – SSP/SP), CPF/ME 197.378.918-30, both with

2 business address in the city of Rio de Janeiro, state of Rio de Janeiro, at the address Praia de Botafogo, no. 186, 19 andar, Torre Oscar Niemeyer, Botafogo, CEP 22.250-145 (“Vale” or “Absorbing Company”); (Vale and MBR are hereinafter collectively referred to as “Companies” or “Parties” and, individually, “Company” or “Party,” as the case may be); NOW THEREFORE, the parties sign this Filing and Justification for Partial Spin-off (“Filing and Justification for Partial Spin-off”), which represents the conditions agreed upon by the Companies’ managers in relation to the partial spin-off of MBR with merger of the spun-off portion into Vale, pursuant to and for the purposes of Articles 224, 225, 227 and 229 of Law No. 6,404/1976 (“Brazilian Corporations Law”) and other applicable legal provisions, as follows: 1. PURPOSE AND JUSTIFICATION FOR PARTIAL SPIN-OFF 1.1. Vale holds all shares representing the capital stock of MBR, a privately-held corporation operating in the mining sector. 1.2. MBR’s capital stock is R$ 5,500,000,001.00 (five billion, five hundred million and one Brazilian reais), fully subscribed and paid-up, divided into 3,675,193,745 (three billion, six hundred and seventy-five million, one hundred and ninety-three thousand, seven hundred and forty-five) registered common shares without par value, free and clear of any liens and encumbrances, all held by Vale. 1.3. The proposed transaction provides for the partial spin-off of MBR, with the full merger of the spun-off portion into Vale, and the spun-off portion will consist of the assets and liabilities described in Exhibit I, which represent all of MBR’s assets and liabilities, except for the following assets and liabilities, which will not be part of the spun-off portion and, therefore, will remain part of MBR’s equity: (i) MBR’s investment in investees MRS Logística S.A. and MBR Overseas Ltd., (ii) assets and liabilities arising from Empreendimentos Brasileiros de Mineração S.A. – EBM, which was recently merged into MBR, and (iii) the claim receivable from Fundação Caemi de Previdência Social (“MBR’s Equity,” “Spun-off Portion” and “Partial Spin-off,” respectively). For purposes of clarification, all of MBR’s assets and liabilities not related to MBR’s Equity shall compose the Spun-off Portion. 1.4. The Partial Spin-off will not result in the dissolution of MBR, which will continue to exist, without any interruption.

3 1.5. Vale will succeed MBR, universally and without interruption, in relation to the assets, rights, claims, options, powers, immunities, actions, exceptions, duties, obligations, liabilities, liens and liabilities owned by MBR that are part of or related to the Spun-off Portion absorbed by Vale. 1.6. Vale will remain jointly and severally liable, with respect to the Spun-off Portion, for any debts, obligations and liabilities prior to the Partial Spin-Off, as provided for in article 229 of the Brazilian Corporations Law. The assets and liabilities that comprise MBR’s equity and are not part of the Spun-off Portion will remain fully under the ownership of MBR. 1.7. The Companies’ Boards of Directors evaluated the Partial Spin-off proposal, concluding that it serves the interests of MBR and Vale, by consolidating into Vale the ownership of assets that are already in its possession, use and enjoyment due to a specific agreement. Consequently, the Partial Spin-off will reduce financial and management resources due to the simplification of the corporate structure involving these Companies, with greater administrative and operational efficiency, contributing to the optimization of relevant synergies in conducting their affairs. 2. BASE DATE AND VALUATION OF THE SPUN-OFF PORTION 2.1. The Companies’ managers hired the specialized company Macso Legate Auditores Independentes, a company established in the city of São Paulo, state of São Paulo, at the address Rua Madre Cabrini, no. 341, 2 andar, sala 2, CNPJ/ME 23.037.018/0001-63, registered with the Regional Accounting Board of São Paulo (Conselho Regional de Contabilidade de São Paulo – CRC/SP) under no. 2SP033482/O- 3 and with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) under no. 12432, with its organizational documents registered in the 9th Notary Office of Titles and Documents and Civil Registry of Legal Entities of the Capital of the State of São Paulo, under no. 41.387 on August 6, 2015, and further amendments, the last dated October 30, 2019, under no. 53.159 (“Specialized Company”), whose selection, engagement and appointment will be ratified by Vale’s and MBR’s Extraordinary Shareholders’ Meetings that decide on the Partial Spin-off, to carry out the valuation, at book value, of the Spun-off Portion, composed of certain assets and liabilities selected by MBR to be merged into Vale as a result of the Partial Spin-off; the valuation report prepared by the Specialized Company is attached to this Filing and Justification for Partial Spin-off as provided for in Exhibit II (“Valuation Report”).

4 2.2. The Specialized Company valued the Spun-off Portion of MBR at book value, according to the balance sheet drawn up by MBR on November 30, 2020 (“Base Date”); this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil. 2.3. According to the information included in the Valuation Report prepared by the Specialized Company, the book value of the Spun-off Portion of MBR, on the Base Date, corresponds to R$2,901,416,151.97 (two billion, nine hundred and one million, four hundred and sixteen thousand, one hundred and fifty-one Brazilian reais and ninety-seven cents). 2.4. The Valuation Report will be submitted for the approval of the Spin-off Company’s and the Absorbing Company’s shareholders. 3. CAPITAL STOCK AND BUSINESS PURPOSE OF THE SPIN-OFF COMPANY AND THE BASIC CONDITIONS FOR THE PARTIAL SPIN-OFF 3.1. With the implementation of the Partial Spin-off, MBR’s capital stock will be reduced by R$ 2,901,416,151.97 (two billion, nine hundred and one million, four hundred and sixteen thousand, one hundred and fifty-one Brazilian reais and ninety-seven cents), from R$ 5,500,000,001.00 (five billion, five hundred million and one Brazilian reais) to R$2,598,583,849.03 (two billion, five hundred and ninety-eight million, five hundred and eighty-three thousand, eight hundred and forty-nine Brazilian reais and three cents), with the consequent proportional dissolution of 1,938,775,726 (one billion, nine hundred and thirty-eight million, seven hundred and seventy-five thousand, seven hundred and twenty- six) registered common shares issued by MBR, all held by Vale, which will then hold 1,736,418,019 (one billion, seven hundred and thirty-six million, four hundred and eighteen thousand and nineteen) registered common shares issued by MBR, representing 100% (one hundred percent) of its capital stock. 3.2. As a result of the Partial Spin-off, the head paragraph of Article 5 of MBR’s By- Laws will be amended, in accordance with the following wording: Article 5 The Company’s capital stock is R$ 2,598,583,849.03 (two billion, five hundred and ninety-eight million, five hundred and eighty-three thousand, eight hundred and forty-nine Brazilian reais and three cents), fully subscribed and paid-up, divided into 1,736,418,019 (one billion, seven hundred and thirty-six million, four hundred and eighteen thousand, nineteen) registered common shares without par value. 3.3. The equity variations related to the elements that comprise the Spun-off Portion that occur between the Base Date and the date of the Partial Spin-off will be recognized and recorded by MBR in the respective balance sheet accounts, making the necessary

5 entries in the respective accounting and tax books, and a balance sheet must be drawn up on the date of the event for the purpose of complying with tax legislation and supporting the transfer of the Spun-off Portion to Vale. The effectiveness of the Partial Spin-off will be tied to, in addition to the approval by MBR’s Extraordinary Shareholders’ Meeting, its approval at Vale’s Extraordinary Shareholders’ Meeting. 3.4. Given that the assets that comprise the Spun-off Portion are already indirectly held by Vale, through its equity interest in MBR, there will be no issuance of any new shares in Vale’s capital stock, which is why it will not be necessary to establish any kind of exchange ratio. The Partial Spin-off will also not result in any increase in Vale’s capital, since Vale’s current equity interest in MBR will be partially replaced, in its accounting books, by the assets and liabilities that comprise the Spun-off Portion. Consequently, there will be no amendment to Vale’s By-Laws due to the Partial Spin-off. 3.5. Through the Partial Spin-off, all assets and equity belonging to MBR’s commercial establishments identified below will be transferred to Vale, with the consequent absorption of the respective Spun-off Portion by Vale, through existing affiliated companies. In view of the foregoing, if the Partial Spin-off is approved in Vale’s and MBR’s Extraordinary Shareholders’ Meetings, MBR’s managers will be authorized to proceed with the closure of the following establishments: 3.5.1. Affiliate located in the city of Nova Lima, state of Minas Gerais, at the address Fazenda Rio de Peixe s/n, Zona Rural, CEP 34.000-001, CNPJ/ME 33.417.445/0002-01, registered with JUCEMG under NIRE 3190136445-8 and State Registration no. 448001791.30-06 and City Registration no. 131302346 (Nova Lima) and City Registration no. 11050450013 (Belo Horizonte); 3.5.2. Affiliate located in the city of Nova Lima, state of Minas Gerais, at the address A Rural s/n, Prédio da Diretoria, Área Rural, CEP 34.019-899, CNPJ/ME 33.417.445/0007-16, registered with JUCEMG under NIRE 3190252502-1 and State Registration no. 319001791.33-16 and City Registration no. 1/313/91536; 3.5.3. Affiliate located in the city of Brumadinho, state of Minas Gerais, at the address Fazenda Jangada s/n, Prédio Gerencial Jangada, CEP 35.460-000, CNPJ/ME 33.417.445/0008-05, registered with JUCEMG under NIRE 3190252503-0 and State Registration no. 319001791.34-89; 3.5.4. Affiliate located in the city of Itabirito, state of Minas Gerais, at the address Fazenda Cata Branca s/n, Mina do Pico, CEP 35.450-000, CNPJ/ME

6 33.417.445/0017-98, registered with JUCEMG under NIRE 3190107302-0 and State Registration no. 319001791.04-12 and City Registration no. 1/201618; and 3.5.5. Affiliate located in the city of Mangaratiba, state of Rio de Janeiro, at the address Pr Leste Ilha Guaíba s/n, Centro, CEP 23.860-000, CNPJ/ME 33.417.445/0023-36, registered with JUCERJA under NIRE 33.9.0061472-0 and City Registration no. 46. 3.6. As a result of the Partial Spin-off and subject to approval at MBR’s Extraordinary Shareholders’ Meeting, MBR’s managers also propose the alteration of MBR’s business purpose, restricting it to holding equity interest in other companies, to the exclusion of any other business activity, and consequent amendment of Article 2 of the By-Laws, as follows: Article 2 - The Company’s business purpose is holding equity interests in other companies, especially those engaged in mining or transportation, industrialization, loading and sale of ore, as well as the provision of transport, port support and waterway services. 3.7. In view of the provisions of article 137, item III, of the Brazilian Corporations Law, there will be no right of withdrawal or reimbursement for dissenting shareholders. There will be no change to voting rights, receipt of dividends and equity rights of Vale’s shareholders, compared to the political and equity advantages of the shares existing before the Partial Spin-off. 4. MISCELLANEOUS 4.1. As a result of the foregoing, Vale and MBR will hold Extraordinary Shareholders’ Meetings to vote on the Partial Spin-off described in this instrument, the minutes and respective exhibits of which will be filed with the competent business registrations. It is hereby established that the Partial Spin-off may only be considered completed if it is approved by the respective shareholders representing the applicable resolution quorum. 4.2. Vale’s and MBR’s managers understand that the intended Partial Spin-off transaction serves the interests of both companies, and of their respective shareholders, and therefore recommend its implementation. 4.3. Once the Partial Spin-off has been approved, Vale’s and MBR’s managers shall perform all acts, records and entries that are necessary for duly legitimizing, formalizing and implementing the Partial Spin-off and the provisions of this Filing and Justification for Partial Spin-off.

7 4.4. This Filing and Justification for Partial Spin-off may only be amended by written instrument, signed by all the Parties, and is subject to the corporate approvals mentioned in item 4.1 of this instrument, as applicable. 4.5. The exhibits to this Filing and Justification for Spin-off are considered, for all purposes and effects, as an integral and inseparable part of it. 4.6. In the event that any section, provision, term or condition of this Filing and Justification for Partial Spin-off is found to be invalid, the remaining sections, provisions, terms and conditions not affected by this invalidation shall remain valid. 4.7. The Parties represent and recognize that this Filing and Justification for Partial Spin-off may be signed electronically, and electronic signatures shall only be deemed valid if they are made using a digital certificate validated according to the Brazilian Public Key Infrastructure (Infraestrutura de Chaves Públicas Brasileira – ICP-Brasil), pursuant to Provisional Presidential Decree no. 2,200-2/2001. The Parties recognize, irrevocably and irreversibly, the authenticity, validity and the full effectiveness of signatures completed by digital certificate, for all legal purposes. This Filing and Justification for Partial Spin-off shall go into effect for all Parties as of the date indicated therein, even if one or more Parties complete the electronic signature at a later date. 4.8. This Filing and Justification for Partial Spin-off shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil. 4.9. The Judicial District of the capital of the state of Rio de Janeiro is chosen to resolve any doubts or issues arising from this instrument, waiving any other, however privileged it may be. IN WITNESS WHEREOF, the Parties, having read and agreed to this instrument, have executed it in the presence of the witnesses below, for a single purpose. Rio de Janeiro, March 11, 2021. Spin-off Company: MINERAÇÕES BRASILEIRAS REUNIDAS S.A. – MBR By: Karina Araújo Costa Rapucci Title: CEO Electronically signed By: Marcelo Leite Barros Title: Officer Electronically signed

8 Absorbing Company: VALE S.A. By: Luciano Siani Pires Title: Executive Officer Electronically signed By: Marcello Magistrini Spinelli Title: Executive Officer Electronically signed Witnesses: Name: Adriana Nascimento Lemos de Moura I.D.: 256145509 – Department of Motor Vehicles of Rio de Janeiro (Departamento Estadual de Trânsito do Rio de Janeiro – DETRAN/RJ) CPF/ME: 142.481.967-94 Electronically signed Name: Katia Azeredo Diniz I.D.: 1.353220 – Pereira Faustino Institute/Rio de Janeiro (Instituto Pereira Faustino do Rio de Janeiro – IPF/RJ) CPF/ME: 609.504.127-91 Electronically signed

EXHIBIT I SPUN-OFF PORTION [Continues on the next page]

Balance Sheet of Spun-off Assets and Liabilities

Accounts	Description	End Balance
1010100004	Banco do Brasil - BRL - Statement	131,849.05
1010200001	Banco do Brasil - BRL - Statement	56,865.44
1010300001	Banco do Brasil - BRL - Statement	17,270.14
1010300002	Banco do Brasil - BRL - Statement	1,193.99
1010900001	Banco Itau - BRL - Statement	1,441,804.65
1015500001	Caixa Economica Federal - BRL - Statement	48.70
1015500009	Caixa Economica Federal - BRL - Statement	20,998.27
1015502001	Caixa Economica Federal - BRL - Payment	6.90
1015502009	Caixa Economica Federal - BRL - Payment	-6.90
1100110001	Investments <90 days Principal DM - Local Currency	593,839,859.15
1100110002	Investments <90 days Interest DM - Local Currency	4,399,854.07
1109900099	Other Financial Investments	2,561,141.19
1110110001	Third-party clients billed DM - Local Currency	409,340.92
1111110005	Leasing related party clients DM - Moeda	1,586,479,207.37
1124210001	Dividends - Local Currency	78,733,514.98
1140100001	IRPJ Withheld by Estimate	205,487,072.54
1140100060	IRPJ Recoverable - Refundable in currency	5,122,784.91
1140100099	Other taxes recoverable	53,981,880.25
1140200001	CSLL Withheld by Estimate	75,575,743.84
1140200060	CSLL Recoverable - refundable in currency	829,808.48
1140300002	IRRF Financial Investments	3,306,759.83
1141100001	ICMS Recoverable	152,820.14
1141100002	ICMS Recoverable on Asset	16,696,836.61
1141100101	Provision for ICMS Losses	-16,696,836.61
1141200001	PIS Recoverable	512,760.76
1141200002	PIS Recoverable on Assets	1,101,093.25
1141200003	PIS Recoverable on Import	88,904.00
1141300001	COFINS Recoverable	2,375,129.62
1141300002	COFINS Recoverable on assets	3,850,423.70
1141300003	COFINS Recoverable on Import	408,783.11
1141400040	ISS Withheld - Undue over-payment Recoverable	214,845.66
1141700002	IRRF Undue over-payment - Rent and Royalties to Individual	489,455.88
1196100001	Goods Available for Sale	373,645.16
1197410001	Consumption - Ongoing import - Item	1,788,880.26
1209900004	Fixed Income Financial Investments - Interest	7.78
1241100002	ICMS Recoverable on Asset	1,256,804.22
1241200002	PIS Recoverable on Assets	18,132,138.92
1241300002	COFINS Recoverable on Assets	85,633,230.24
1260200099	Other deferred taxes	138,212,917.99
1261200099	Other deferred taxes	49,756,650.50
1290510001	Third-party advances DM - Local Currency	2,186,486.27
1291100001	Eletrobrás Loans	4,073,363.88
1291100101	Provision for Eletrobrás Losses	-4,073,363.88
1295100001	Deposits in Court - Labor	4,494,977.60
1295200001	Deposits in Court - Civil	507,125.20
1295300001	Deposits in Court - Tax	33,642,804.24
1295400001	Deposits in Court - Environmental	142,160.50
1295900099	Deposits in Court - Permit for redemption	9,232.73
1300100007	Holdings in subsidiaries - Premium	19,228,302.39
1302800000	MBR OVERSEAS (PRINCIPAL)	-55,237,681.54
1302800005	SB_MBR OVERSEAS	55,237,681.54
1400100001	Land	78,075,403.39
1400200001	Real Estate - Cost Adjusted for Inflation	2,016,261,412.90
1400200002	Real Estate - Depreciation	-1,659,022,032.71
1400300001	Industrial Plants - Cost Adjusted for Inflation	1,340,295,862.49
1400300002	Industrial Plants - Depreciation	-1,077,439,877.95
1400400001	Machines and Equipment - Cost Adjusted for Inflation	872,919,268.79
1400400002	Machines and Equipment - Depreciation	-650,021,051.53
1400500001	Ships and Aircraft - Cost Adjusted for Inflation	28,134,588.20
1400500002	Ships and Aircraft - Depreciation	-18,321,093.17
1400600001	Automotive Vehicle - Cost Adjusted for Inflation	35,515,981.24
1400600002	Automotive Vehicle - Depreciation	-14,520,876.20
1400700001	Furniture and Utensils - Cost Adjusted for Inflation	81,978,220.48
1400700002	Furniture and Utensils - Depreciation	-54,375,484.51
1400800001	I.T. Equipment - Cost Adjusted for Inflation	16,061,347.33
1400800002	I.T. Equipment - Depreciation	-10,127,205.10
1400900001	Railways - Cost Adjusted for Inflation	112,926,604.51
1400900002	Railways - Depreciation	-87,391,019.09

Legend:

IRPJ	Corporate Income Tax	PIS	Social Integration Program	IPI	Tax on Manufactured Products	ISS	Municipal Services Tax
CSLL	Social Contrib. on Net Profit	COFINS	Social Security Financing Contrib.	CIDE	Contrib. of Interv. in the Economy	FM	Foreign Market
IRRF	Income Tax Withholding	ICMS	State Goods and Services Tax	Refis	Fiscal Recovery Program	DM	Domestic Market

Accounts	Description	End Balance
1401010001	Mine development - Cost adjusted for inflation	4,538,224.27
1401010002	Mine development - Depletion	-2,981,312.50
1401010112	Mine development impairment - Depreciation	-2,640.60
1401020001	Right of Way - Cost	21,500.00
1401020002	Right of Way - Depreciation	-4,300.00
1401200001	Afforestation and Reforestation - Cost Adjusted for Inflation	905,422.12
1401200002	Afforestation and Reforestation - Depreciation	-337,728.85
1401310001	Cost for disposal of assets - Cost adjusted for inflation	681,931,660.57
1401310002	Cost for disposal of assets - Depreciation	-189,335,041.18
1401800001	Railway Operational Facilities - Cost Adjusted for Inflation	1,278,742.66
1401800002	Railway Operational Facilities - Depreciation	-329,782.09
1401900001	Railway Machines and Equipment - Cost Adjusted for Inflation	69,695.03
1401900002	Railway Machines and Equipment - Depreciation	-7,219.30
1402300001	Railway Computers/Peripherals - Cost Adjusted for Inflation	35,423.33
1402300002	Railway Computers/Peripherals - Depreciation	-1,771.17
1404100101	Provision for Losses	-5,971,889.01
1404500001	Current and Capital Investments - Direct	1,140,854,041.81
1404500005	Current Investments - Inc. Manual	11,267,115.09
1404500006	Manual Current Investments - ARO	-48,133,076.56
1404500007	Manual Current Investments - Environmental Comp.	10,502,090.74
1405610001	Environmental Compensation - Cost adjusted for inflation	204,477,864.88
1405610002	Environmental Compensation - Depreciation	-25,123,814.55
1405700001	Intangible Current Investments - Direct	704,962.33
1409900001	Other Fixed Assets - Cost Adjusted for Inflation	34,933,710.72
1409900002	Other Fixed Assets - Depreciation	-4,251,731.91
1500200001	Computer programs - Cost Adjusted for Inflation	7,489,473.53
1500200002	Computer programs - Amortization	-5,795,654.03
2110110001	Third-party suppliers billed DM - Local Currency	-201,920,869.86
2110200100	Exchange rate variation third-party suppliers FM - Other Currency	4,303.09
2110210001	Third-party suppliers billed FM - Local Currency	-5,986,503.04
2110220001	Third-party suppliers billed FM - Other Currency	-335,613.06
2111110001	Related-party suppliers billed DM - Local Currency	-5,387,117.15
2111110002	Related-party suppliers not billed DM - Local Currency	-3,758,656.67
2124210001	Dividends - Local Currency	-453,074,677.22
2140100001	IRPJ Payable	-545,431,435.47
2140200001	CSLL Payable – Liability Account	-196,363,236.77
2140300099	IRRF on Other Transactions	147,340.41
2141100001	ICMS Payable	351,536.47
2141100003	ICMS Tax Rate Differential	-1,704,733.32
2141200001	PIS Payable	-4,290,927.99
2141300001	COFINS Payable	-19,778,881.72
2141400002	ISS Foreign Remittances	-819.55
2141500001	IPI Payable	-9.60
2141600001	CIDE Foreign Remittances	-100,922.85
2141700001	IRRF on Services Rendered to Legal Entities	41,494.03
2141700003	PIS/COFINS/CSLL on Services Rendered to Legal Entities	-309,477.27
2141700401	ISS Withheld Services Rendered to Legal Entities	-2,418,230.51
2141700501	INSS Services Rendered to Legal Entities	-1,771,309.27
2145100001	Installment Program - Refis	-36,214,768.68
2160200099	Other deferred taxes	-788,549.70
2161200099	Other deferred taxes	-283,877.89
2180400001	Provision for Disposal of Assets	-106,635,968.62
2180400005	Provision for Disposal of Assets - Remed	42,827.80
2181200001	Provision for Environmental Compensation	-60,866,452.19
2199800002	Transition for integration fiscal/physical receipt	-22,154,191.08
2199800004	Transition for integration XRT	0.28
2199800006	E-Comex - Transition for Integration GR/IR	-7,203,217.72
2199800008	Transition for Integration GR/IR - Freight	-14,644.63
2199800013	Transition Ctr Purchase for Future Delivery Brazil	2,556,932.08
2199900013	Creditors for deposits	-74,300.00
2210100100	Exchange rate variation third-party suppliers DM - Other Currency	3,322.91
2245100001	Installment Program - Refis	-250,485,483.27
2260200099	Other deferred taxes	-13,096,048.42
2261200099	Other deferred taxes	-4,714,577.44
2289900003	Provision for Disposal of Assets	-747,004,922.16
2289900010	Provision for Environmental Compensation	-144,997,236.33
2295100001	Provision for Labor Contingencies	-401,799.21
2295200001	Provision for Civil Contingencies	-4,425,543.25
2295300001	Provision for Tax Contingencies	-56,775,570.89
2295400001	Provision for Environmental Contingencies	-3,766,309.53
2295500001	Provision for Social Security Contingencies	-9,835,315.06
	Net assets to be spun off	**2,901,416,151.97**

Legend:

IRPJ	Corporate Income Tax	PIS	Social Integration Program	IPI	Tax on Manufactured Products	ISS	Municipal Services Tax
CSLL	Social Contrib. on Net Profit	COFINS	Social Security Financing Contrib.	CIDE	Contrib. of Interv. in the Economy	FM	Foreign Market
IRRF	Income Tax Withholding	ICMS	State Goods and Services Tax	Refis	Fiscal Recovery Program	DM	Domestic Market

Composition of spun-off fixed assets Land 78,075,403.39 Property 351,267,491.18 Facilities 263,804,945.11 Equipment 228,928,487.38 Mining Assets 655,102,257.46 Fixed Assets in Progress 1,152,826,119.23 Other 115,587,438.70 Total Fixed Assets 2,845,592,142.45 Intangible 1,693,819.50 Total 2,847,285,961.95 Remark: Amounts net of depreciations and amortizations. Composition of spun-off lands: Description of location Residual Value MINAS GERAIS - NOVA LIMA 73,657,381.33 MINA DE AGUAS CLARAS 49,171,511.48 MINA CMT 6,189,498.28 MBR - Fazenda Rio de Peixe 5,390,008.72 MBR - Fazenda Retiro João Inácio 4,460,924.69 MBR - Fazenda Capitão do Mato 3,379,091.37 MINA TAMANDUA 2,480,912.46 OFICINA MUTUCA 1,655,152.76 MBR - Rod BR 040 374,689.15 MINA MUTUCA 268,634.50 JARDIM CANADA 178,396.73 MBR - Fazenda Capão Xavier 104,616.70 MBR - Fazenda Varginha de Neto 3,944.49 RIO DE JANEIRO 3,540,237.22 PATIO - TIG 3,474,073.19 SUBESTAÇÃO TIG 66,164.03 MINAS GERAIS - RIO ACIMA 576,989.71 MBR - Fazenda Andaime 576,989.71 MINAS GERAIS - ITABIRITO 300,795.13 MBR - Fazenda Cata Branca 19,546.94 MBR - MINA DO PICO 281,248.19 Total value 78,075,403.39 [Continues on the next page]

Minas Gerais – Nova Lima Details of the spun-off items of Mina de Águas Claras: [Continues on the next page]

[Continues on the next page]

[Continues on the next page]

[Continues on the next page]

Details of the spun-off items of Mina CMT: Details of the spun-off items of MBR Fazenda Rio de Peixe: [Continues on the next page]

Details of the spun-off items of MBR Fazenda Retiro João Inácio: Details of the spun-off items of MBR – Fazenda Capitão do Mato: Details of the spun-off items of Mina Tamanduá: Details of the spun-off items of Oficina Mutuca: Details of the spun-off items of MBR – Rod BR 040: Details of the spun-off items of Mina de Mutuca: [Continues on the next page]

Details of the spun-off items of Jardim Canada: [Continues on the next page]

[Continues on the next page]

Details of the spun-off items of MBR – Fazenda Capão Xavier: Details of the spun-off items of MBR – Fazenda Varginha de Neto: [Continues on the next page]

Rio de Janeiro Details of the spun-off items of Pátio TIG: Details of the spun-off items of Subestação TIG: Minas Gerais – Rio Acima Details of the spun-off items of MBR – Fazenda Andaime: Minas Gerais – Itabirito Details of the spun-off items of MBR – Fazenda Cata Branca: Details of the spun-off items of MBR – Mina do Pico: [Continues on the next page]

Composition of the Spun-off Mining Groups: MINING GROUP CASE DEED/D.O.U.1 GROUP NAME ANM2 CASES YEAR 1 D.O.U. – Federal Official Gazette. 2 ANM – Brazilian National Mining Agency. [Continues on the next page] PROCESSO GM TÍTULO/DOU NOME DO GRUPAMENTO PROCESSOS ANM ANO 3.962 1.950 3.963 1.950 3.964 1.950 1.803 1.958 4.812 1.958 4.855 1.958 4.932 1.958 3.669 1.960 8.542 1.966 824.673 1.971 654 1.938 1.090 1.957 1.802 1.958 4.810 1.958 4.811 1.958 4.854 1.958 830.665 1.983 3.457 1.937 3.554 1.952 3.555 1.952 2.066 1.954 5.225 1.955 1.185 1.958 5.189 1.958 3.484 1.959 2.778 1.961 3.889 1.963 3.891 1.963 8.299 1.956 2.809 1.960 3.071 1.962 3.978 1.953 3.979 1.953 8.298 1.956 8.300 1.956 1.107 1.957 1.108 1.957 6.896 1.957 3.390 1.959 2.808 1.960 5.148 1.961 930.774/88 102/89 13/09/1989 GANDARELA 930.787/88 100/89 06/06/1989 MUTUCA 930.770/88 108/90 08/02/1990 GANDARELA DOLOMITA GRUPAMENTOS MINEIROS - ARRENDAMENTO MBR MINAS GERAIS 931.198/85 082/87 18/12/1987 TAMANDUÁ 930.593/88 099/89 06/06/1989 PICO

Composition of the Spun-off Mining Rights: CASE MAP NO. BLOCK COMP- ANY CITY - STATE SUBST. AREA (ha) CASE FILED PER- MIT NO. D.O.U.* PER- MIT REQ. EXT- ENS. D.O.U.* PER- MIT EXT- ENS. FILING FINAL REP- ORT D.O.U.* FINAL REPORT FILING REQ. ISSUE CONC./ LIC. NO. D.O.U.* CONC./ LIC. *D.O.U. - Federal Official Gazette. [End of Exhibit I] PROCESSO Nº MAPA BLOCO EMP MUNICÍPIO - UF SUBST ÁREA (ha) PROTOCOLO PROCESSO Nº ALVARÁ D.O.U. ALVARÁ PEDIDO PRORRO- GAÇÃO DOU. ALV. PRORRO- GAÇÃO PROTOC. REL.FINAL D.O.U. REL.FINAL PROTOC. PED.LAVRA Nº CONC./LIC D.O.U CONC/LIC 3.457/1937 721 S14 MBR BRUMADINHO - MG FE 469,06 19/07/1937 30.821 19/07/1937 654/1938 711 S14 MBR ITABIRITO - MG FE 1.857,58 18/02/1938 30.826 02/03/1938 712/1945 729 S14 MBR CONGONHAS - MG FE 469,30 29/01/1945 18.601 11/05/1945 12/05/1947 22/08/1947 04/11/1955 1.370 19/10/1984 3.962/1950 675 S14 MBR NOVA LIMA - MG FE 280,95 22/07/1950 35.606 02/06/1954 30/05/1956 20/12/1956 14/01/1957 82.477 25/10/1978 3.963/1950 676 S14 MBR NOVA LIMA - MG FE 254,48 22/07/1950 35.604 07/06/1954 16/05/1956 15/10/1956 14/01/1957 80.292 08/09/1977 3.964/1950 677 S14 MBR NOVA LIMA - MG FE 471,41 22/07/1950 30.251 19/12/1951 19/01/1954 07/06/1954 07/06/1956 20/12/1956 14/01/1957 82.510 30/10/1978 3.554/1952 726 S14 MBR BRUMADINHO - MG FE 283,46 10/06/1952 36.990 07/03/1955 07/03/1957 09/08/1957 24/02/1958 44.440 04/09/1958 3.555/1952 727 S14 MBR BRUMADINHO - MG FE 297,17 10/06/1952 31.470 20/09/1952 22/11/1954 07/04/1955 04/04/1957 09/08/1957 24/02/1958 44.099 29/07/1958 3.978/1953 701 S14 MBR SANTA BARBARA - MG FE 92,34 10/07/1953 35.236 22/03/1954 30/01/1956 18/06/1956 19/03/1957 27/06/1957 23/06/1958 82.502 30/10/1978 3.979/1953 702 S14 MBR SANTA BARBARA - MG FE 23,07 10/07/1953 35.220 26/03/1954 30/01/1956 18/06/1956 19/03/1957 27/06/1957 23/06/1958 82.509 30/10/1978 2.066/1954 724 S14 MBR NOVA LIMA - MG FE 1.975,69 19/07/1954 30.823 19/07/1954 4.451/1955 678 S14 MBR BELO HORIZONTE - MG OCRE 68,12 30/06/1955 38.618 26/01/1956 29/01/1958 08/07/1958 25/07/1958 45.550 11/03/1959 5.225/1955 722 S14 MBR BRUMADINHO - MG FE 158,87 02/08/1955 38.699 08/02/1956 11/12/1957 08/07/1958 25/07/1958 82.679 22/11/1978 8.298/1956 703 S14 MBR SANTA BARBARA - MG DOL 419,37 28/11/1956 44.341 04/09/1958 19/08/1960 15/03/1963 12/03/1964 54.525 26/10/1964 8.299/1956 733 S14 MBR SANTA BARBARA - MG DOL 255,81 28/11/1956 4 01/01/1957 01/01/1957 01/01/1957 01/01/1958 68.008 04/01/1971 8.300/1956 704 S14 MBR SANTA BARBARA - MG DOL 409,58 28/11/1956 44.347 04/09/1958 19/08/1960 19/02/1963 06/02/1964 903 21/07/1980 1.090/1957 717 S14 MBR ITABIRITO - MG FE 284,90 15/02/1957 42.196 06/09/1958 09/09/1958 05/12/1958 18/05/1959 899 21/07/1980 1.107/1957 705 S14 MBR SANTA BARBARA - MG FE 273,05 15/02/1957 42.589 14/11/1957 13/07/1959 06/11/1959 31/10/1960 82.677 22/11/1978 1.108/1957 706 S14 MBR SANTA BARBARA - MG FE 61,70 15/02/1957 42.358 01/10/1957 13/07/1959 06/11/1959 31/10/1960 82.501 30/10/1978 6.896/1957 707 S14 MBR SANTA BARBARA - MG FE 401,25 18/09/1957 44.152 31/07/1958 22/07/1960 19/02/1963 13/02/1964 82.629 16/11/1978 7.855/1957 691 S14 MBR NOVA LIMA - MG FE 65,00 28/10/1957 28/10/1957 28/10/1957 28/10/1957 28/10/1957 63.075 07/08/1968 1.185/1958 718 S14 MBR NOVA LIMA - MG FE 121,23 24/02/1958 45.789 20/04/1959 05/08/1959 25/11/1959 29/12/1959 48.185 12/05/1960 1.802/1958 716 S14 MBR NOVA LIMA - MG FE 484,97 19/03/1958 44.693 27/10/1958 05/06/1959 24/08/1959 30/05/1960 82.678 22/11/1978 1.803/1958 679 S14 MBR NOVA LIMA - MG FE 489,04 19/03/1958 44.760 31/10/1958 08/07/1959 24/08/1959 16/02/1960 1.586 10/11/1981 4.810/1958 714 S14 MBR ITABIRITO - MG FE 467,53 08/07/1958 44.652 27/10/1958 05/06/1959 19/08/1959 15/07/1960 49.755 17/01/1961 4.811/1958 715 S14 MBR NOVA LIMA - MG FE 398,72 08/07/1958 44.650 27/10/1958 09/06/1959 24/08/1959 15/07/1960 49.756 17/01/1961 4.812/1958 680 S14 MBR NOVA LIMA - MG FE 500,08 08/07/1958 44.681 27/10/1958 24/05/1960 17/10/1960 13/10/1961 81.576 19/04/1978 4.854/1958 713 S14 MBR ITABIRITO - MG FE 174,37 10/07/1958 44.679 27/10/1958 26/06/1959 24/08/1959 15/07/1960 49.255 25/11/1960 4.855/1958 681 S14 MBR NOVA LIMA - MG FE 433,39 10/07/1958 44.694 27/10/1958 18/03/1960 02/06/1960 20/05/1961 72.651 20/08/1973 4.932/1958 682 S14 MBR NOVA LIMA - MG FE 154,85 14/07/1958 44.950 05/12/1958 07/08/1959 17/09/1959 09/09/1960 49.889 08/02/1961 5.189/1958 725 S14 MBR BRUMADINHO - MG FE 213,47 02/07/1958 44.909 03/12/1958 17/08/1959 17/09/1959 09/09/1960 50.007 09/02/1961 3.390/1959 708 S14 MBR SANTA BARBARA - MG FE 276,48 05/05/1959 48.586 10/08/1960 07/08/1962 13/07/1966 10/07/1967 61.999 04/01/1968 3.484/1959 719 S14 MBR NOVA LIMA - MG ARGAL 1.136,51 13/05/1959 30.829 13/05/1959 2.808/1960 709 S14 MBR SANTA BARBARA - MG FE 301,02 13/04/1960 52.245 15/07/1963 14/07/1965 13/07/1966 10/07/1967 83.244 08/03/1979 2.809/1960 732 S14 MBR SANTA BARBARA - MG DOL 252,13 13/04/1960 51.964 15/05/1963 12/05/1965 14/06/1967 11/06/1968 81.956 12/07/1978 3.669/1960 683 S14 MBR NOVA LIMA - MG FE 21,32 20/05/1960 1 20/05/1960 20/05/1960 20/05/1960 20/05/1960 1.068 13/08/1980 2.778/1961 720 S14 MBR NOVA LIMA - MG FE 964,45 06/04/1961 30.825 06/04/1961 5.148/1961 710 S14 MBR SANTA BARBARA - MG FE 14,60 20/06/1961 1.606 08/11/1962 01/01/1962 01/01/1962 01/01/1963 898 21/07/1980 3.071/1962 734 S14 MBR SANTA BARBARA - MG ARG 1.235,36 18/04/1962 54.645 29/10/1964 26/10/1966 21/06/1967 24/06/1968 740 26/09/1989 4.909/1962 689 S14 MBR BRUMADINHO - MG MFE 908,12 19/06/1962 08/01/1964 26/05/1967 26/05/1967 26/05/1968 81.358 21/02/1978 3.889/1963 723 S14 MBR BRUMADINHO - MG FE 1.469,08 28/06/1963 30.822 28/06/1963 3.891/1963 728 S14 MBR BRUMADINHO - MG FE 474,79 28/06/1963 30.824 28/06/1963 1.094/1965 736 S14 MBR PEDRO LEOPOLDO - MG CAL 460,16 26/02/1965 57.090 04/11/1965 16/10/1967 22/04/1968 18/04/1969 67.765 14/12/1970 839/1966 690 S14 MBR NOVA LIMA - MG FE 141,58 08/02/1966 08/02/1966 08/02/1966 08/02/1966 08/02/1966 412 29/04/1966 8.542/1966 684 S14 MBR NOVA LIMA - MG FE 19,33 25/10/1966 851 08/08/1968 06/08/1970 10/09/1971 29/03/1972 1.355 02/10/1981 1.559/1967 695 S14 MBR NOVA LIMA - MG FE 311,77 15/02/1967 15/02/1967 15/02/1967 15/02/1967 15/02/1967 62.967 11/07/1968 824.673/1971 685 S14 MBR NOVA LIMA - MG FE 11,04 28/12/1971 1.596 16/10/1973 29/09/1975 22/11/1976 18/11/1977 1.297 08/09/1980 830.684/1979 735 S14 MBR SANTA BARBARA - MG DOL 410,31 16/08/1979 5.612 07/10/1980 23/07/1982 26/12/1983 13/12/1984 494 25/04/1988 830.685/1979 731 S14 MBR SANTA BARBARA - MG FE 69,13 16/08/1979 4.126 12/08/1985 09/12/1986 04/09/1987 29/08/1988 831.142/1982 730 S14 MBR RIO ACIMA - MG FE 230,73 20/12/1982 3.582 29/07/1986 13/07/1987 19/05/1989 27/12/1989 830.665/1983 688 S14 MBR ITABIRITO - MG FE 17,78 10/05/1983 545 01/02/1984 24/04/1985 20/10/1986 03/09/1987 59 06/02/2002 831.848/1985 693 S14 MBR ITABIRITO - MG FE 46,17 23/10/1985 2.167 04/12/1990 06/12/1993 08/10/2002 13/08/2003 830.105/1987 932 S14 MBR SANTA BARBARA - MG AU 255,24 22/01/1987 919 03/08/1988 14/06/1989 830.973/1991 686 S14 MBR ITABIRITO - MG FE 28,38 16/07/1991 291 06/03/1997 03/03/2000 30/01/2001 30/01/2002 831.463/1997 712 S14 MBR RIO ACIMA - MG FE 17,66 07/08/1997 8.469 17/09/2004 17/09/2007 831.306/2006 696 S14 MBR BRUMADINHO - MG FE 129,51 19/05/2006 835.075/1994 694 S14 BITARAES BRUMADINHO - MG MFE 261,90 27/06/1994 5.773 15/06/1998 18/06/2001 13/10/2005 11/10/2006 3.138/1935 692 S14 MARCIO NOVA LIMA - MG FE 134,28 19/07/1935 41.201 29/04/1936 3.354/1960 916 S14 MBR NOVA LIMA - MG FE 13,70 06/05/1960 1.111 06/05/1960 06/05/1960 06/05/1960 06/05/1961 1.258 03/09/1980 8.128/1960 933 S14 MBR NOVA LIMA - MG FE 6,82 09/12/1960 50.183 09/02/1961 13/06/1961 06/05/1963 28/07/1963 1.200 29/08/1980 830.402/1988 999 S14 MBR NOVA LIMA - MG FE 102,68 08/04/1988 784 04/04/1996

EXHIBIT II VALUATION REPORT [Continues on the next page]

MINERAÇÕES BRASILEIRAS REUNIDAS S.A. - MBR NET ASSET APPRAISAL REPORT FORMED BY CERTAIN ASSETS AND LIABILITIES DETERMINED THROUGH THE ACCOUNTING BOOKS FOR PARTIAL SPIN-OFF EFFECT Base date - November 30, 2020 São Paulo, January 12, 2021

1 São Paulo, January 12, 2021. To the shareholders of Minerações Brasileiras Reunidas S.A. - MBR Rio de Janeiro - RJ Dear Sirs, In response to your request, we have proceeded the valuation of the net assets formed by certain assets and liabilities determined through the accounting books of the company Minerações Brasileiras Reunidas S.A. - MBR as of November 30, 2020. We are available for any necessary clarifications. Regards, Macso Legate Auditores Independentes CRC 2SP033482/O-3 – CVM 12432 Rubens Lopes da Silva Contador – CRC 1PR011811/O-1 TSP

2 To the shareholders of the company Minerações Brasileiras Reunidas S.A. - MBR Information related to the Accounting company 1. The Macso Legate Auditores Independentes, company established in São Paulo city, at Madre Cabrini street, 341 – room 2 – 2º floor, registered in the National Register of Legal Entities under n.º 23.037.018/0001-63, registered to the Regional Council of Accounting of São Paulo under n.º CRC 2SP033482/O-3, and at the Brazilian Securities and Exchange Commission - CVM under n.º 12432, with it articles of Incorporation registered in the 9th Official Registry of Tittles and Documents and Civil Entities of the State of São Paulo, under n.º 41.387, in session of 08/06/15 and subsequent amendments, the last one being registered on 10/30/19 under n.º 53.159. represented by its undersigned partner, Rubens Lopes da Silva, Brazilian, widowed, accountant, registered to the Regional Accounting Council of the State of São Paulo under nº 1PR011811 / O-1 TSP, holder of Identity Card nº 650.893-6 SSP-PR, registered to the Natural Persons Registry (CPF/MF) under nº 044.701.689-04, resident and domiciled in São Paulo, appointed by the management of Minerações Brasileiras Reunidas S.A. - MBR (“Company”) to carry out the valuation of the net assets to be spun off, formed by certain assets and liabilities on November 30, 2020, in accordance with the accounting practices adopted in Brazil, presented in Annex I, the results of its work are presented below.

3 The aim of evaluation 2. The accounting appraisal report, formed by certain assets and liabilities on November 30, 2020, of Minerações Brasileiras Reunidas SA - MBR has the purpose of the partial spin-off the Company, aiming at the corporate reorganization, meeting the requirements of Articles 8º and 229º of Law no. 6,404 of December 15, 1976. The portion to be spun-off comprises certain assets and liabilities described in Annex I, to be incorporated in its parent company Vale S.A. Management's Responsibilities for Accounting Information 3. The management of the Minerações Brasileiras Reunidas SA - MBR is responsible for bookkeeping and preparation of accounting information in accordance with Brazilian accounting practices, as well as for the relevant internal controls determined as necessary to permit the preparation of accounting information free of material misstatement, whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in Annex I of the appraisal report Scope of work and accountant's responsibility 4. Our responsibility is to express a conclusion on the book value of the net assets, formed by certain assets and liabilities on November 30, 2020, based on the work carried out in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council, which provides for the application of examination procedures applied to the accounts that record the certain assets and liabilities contained in Annex I of this report and which

4 on that date were recorded in the balance sheet of Minerações Brasileiras Reunidas SA - MBR, transcribed in Annex II. Thus, we have examined the said net assets in accordance with the applicable accounting standards, which require compliance with ethical requirements and that the audit be planned and carried out with the objective of obtaining reasonable assurance that the net assets, object of our report of assessment, is free from material misstatement. 5. The issuance of an appraisal report involves the execution of selected procedures in order to obtain evidence regarding the amounts booked. The selected procedures depend on the accountant's judgment, including the assessment of the risks of material misstatement in shareholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the accountant considers the internal controls relevant to the preparation of the Company's balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company. The work also includes assessing the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 6. Based on the work carried out, we conclude that the value of R$ 2,901,416,151.97 (two billion, nine hundred and one million, four hundred and sixteen thousand, one hundred and fifty-one reais and ninety-seven cents), of the assets and liabilities presented in Annex I, as stated in the balance sheet on November 30, 2020, transcribed in Annex II and recorded

5 in the accounting books, represent, in all relevant aspects, the net assets destined to the partial spin-off, formed by certain assets and liabilities of Minerações Brasileiras Reunidas S.A. - MBR, evaluated in accordance with Brazilian accounting practices. Finally, we inform that the net equity remaining in the Company after the partial spin-off is R$ 11,548,646,245.61 (eleven billion, five hundred and forty-eight million, six hundred and forty-six thousand, two hundred and forty-five reais and sixty-one cents). Other Matters 7. In compliance with the requirements of the Securities and Exchange Commission - CVM, we inform that: a. According to the professional rules established by the Federal Accounting Council - CFC through the resolution No. 821/97, we are not aware of any conflict of interest, direct or indirect, nor of any other circumstance that represents a conflict of interest in relation to the service that were provided by us and which are described above; and b. We are not aware of any action by the controlling shareholder or the company's administrators in order to direct, limit, hinder or practice any acts that have or may have compromised the access, the use or knowledge of relevant information, assets, documents or work methodologies for the quality of the respective conclusions

6 São Paulo, January 12, 2021. Macso Legate Auditores Independentes. CRC 2SP033482/O-3 – CVM 12432 Rubens Lopes da Silva Accountant – CRC 1PR011811/O-1 TSP

7 ANNEX I: ASSETS AND LIABILITIES SPUN-OFF FROM MINERAÇÕES BRASILEIRAS REUNIDAS S.A. - MBR ON NOVEMBER 30, 2020 ASSETS R$ Current Assets 2,629,380,101.93 Cash and Cash Equivalents 602,470,892.43 Accounts Receivables 409,340.92 Accounts Receivables - Related Party 1,586,479,207.37 Dividends Receivables 78,733,514.98 Recoverable Income Tax 287,015,409.77 Recoverable Taxes 66,482,856.20 Other Current Assets 7,788,880.26 Non Current Assets 3,181,260,490.36 Recoverable Taxes 105,022,173.38 Deferred Income Taxes 187,969,568.49 Other Non Current Assets 2,186,486.27 Judicial Deposits 38,796,300.27 Property, Plant end Equipment 2,845,592,142.45 Intangible 1,693,819.50 Total Assets 5,810,640,592.29 LIABILITIES Current Liabilities 1,672,649,207.17 Suppliers 235,124,781.03 Suppliers - Related Party 9,145,773.82 Income Tax Payable 741,794,672.24 Income Tax - Refis 36,214,768.68 Other Taxes Payable 29,834,941.17 Dividends Payable 453,074,677.22 Obligations with Demobilization of Assets 106,593,140.82 Provision for Environmental Compensation 60,866,452.19 Non Current Liabilities 1,236,575,233.15 Income Tax - Refis 250,485,483.27 Deferred Income Taxes 18,883,053.45 Obligations with Demobilization of Assets 747,004,922.16 Provision for Environmental Compensation 144,997,236.33 Provisions for Litigations 75,204,537.94 Total Liabilities 2,909,224,440.32 Spun-off Assets and Liabilities 2,901,416,151.97

8 The details of the Assets and Liabilities to be spun-off in the amount of R$ 2,901,416,151.97 (two billion, nine hundred and one million, four hundred and sixteen thousand, one hundred and fifty-one reais and ninety-seven cents), as well as accounting policies adopted by the Company, are described below. The accounting policies, estimates and accounting judgments are the same as those adopted in the preparation of the latest annual financial statements. ASSETS 1. Cash and Cash Equivalents Cash and cash equivalents comprise cash, liquid deposits and immediately redeemable, financial investments in investments with an insignificant risk of change in value. The Company has investments in Bank Deposit Certificates (CDB) and committed notes, readily convertible into cash, being indexed to the rate of interbank deposit certificates (“DI rate” or “CDI”). 2. Accounts Receivable Banco do Brasil S.A. 131,849.05 Banco Bradesco S.A. 56,865.44 Banco Santander S.A. 18,464.13 Banco Itaú S.A. 1,441,804.65 Caixa Economica Federal - CEF 21,046.97 Financial investments 600,800,862.19 Total 602,470,892.43 Accounts Receivables 409,340.92 Total 409,340.92

9 3. Accounts Receivable – Related Party Accounts receivable with Vale S.A. refer to the operating lease transaction for its mining assets and rights. 4. Dividends Receivables The Company has dividends receivable from MRS Logística S.A 5. Recoverable Income Tax 6. Recoverable Taxes ICMS recoverable taxes refer to credits arising from the acquisition of fixed assets and current operations carried out up to May 2007. The Company considers its realization to be uncertain in the medium term and maintains the entire balance provisioned for loss. Accounts Receivables - Related Party - Vale S.A. 1,586,479,207.37 Total 1,586,479,207.37 Dividends Receivables 78,733,514.98 Total 78,733,514.98 IRPJ Recoverable 210,609,857.45 CSLL Recoverable 76,405,552.32 Total 287,015,409.77

10 Current Non Current 7. Other Assets Current Non Current 8. Deferred Taxes The recognition of taxes on profit as deferred is based on temporary differences between the carrying amount and the amount for the tax base of the assets ICMS Recoverable 152,820.14 ICMS Recoverable over Fixed Assets 16,696,836.61 Provision for Loss - ICMS Recoverable over Fixed Assets (16,696,836.61) PIS Recoverable 1,702,758.01 COFINS Recoverable 6,634,336.43 ISS Recoverable 214,845.66 IRRF Recoverable 3,796,215.71 Other Taxes Recoverable 53,981,880.25 Total 66,482,856.20 ICMS Recoverable 1,256,804.22 PIS Recoverable 18,132,138.92 COFINS Recoverable 85,633,230.24 Total 105,022,173.38 Import in Progress 7,788,880.26 Total 7,788,880.26 Advances to Suppliers 2,186,486.27 Compulsory Loans - Eletrobrás 4,073,363.88 Provision for Losses - Compulsory Loans - Eletrobrás (4,073,363.88) Total 2,186,486.27

11 and liabilities, as well as the tax losses determined. Deferred income taxes are offset when there is a legally enforceable right on the same taxable entity. 9. Judicial Deposits Correlated to provisions and contingent liabilities, the Company is required by law to make judicial deposits to guarantee potential contingency payments. Judicial deposits are monetarily restated and recorded in the Company's non- current assets until a judicial decision to redeem these deposits by one of the parties involved. 10. Property, Plant, Equipment and Intangible IRPJ Deferred 138,212,917.99 CSLL Deferred 49,756,650.50 Total 187,969,568.49 Judicial Deposits - Taxes 33,652,036.97 Judicial Deposits - Labor 4,494,977.60 Judicial Deposits - Civil 507,125.20 Judicial Deposits - Environmental 142,160.50 Total 38,796,300.27 Land 78,075,403.39 Properties 351,267,491.18 Installations 263,804,945.11 Equipment 228,928,487.38 Mining assets 655,102,257.46 Fixed Assets in Progress 1,152,826,119.23 Other 115,587,438.70 Total of Property, Plant and Equipment 2,845,592,142.45 Intangible 1,693,819.50 Total 2,847,285,961.95 Note: Amounts are net of depreciation and amortization

12 LIABILITIES 11. Suppliers 12. Suppliers – Related Party Suppliers with related parties refer mainly to the service agreement between MBR and Vale S.A regarding the management and implementation of current and capital projects at MBR's operating units 13. Income Tax Payable 14. Income Tax – Refis In 2013, the Company decided to join the profit tax refinancing program (“REFIS”) for the payment of amounts related to the taxes levied on the profit of its foreign subsidiaries and affiliates from 2009 to 2012. On November 30, 2020, the balance of R$ 286,700,251.95 is due in 96 monthly installments, with interest at the SELIC rate. Suppliers 235,124,781.03 Total 235,124,781.03 Suppliers - Related Party - Vale S.A. 9,145,773.82 Total 9,145,773.82 Income Tax Payable 545,431,435.47 Social Contribution Payable 196,363,236.77 Total 741,794,672.24

13 Current Non Current 15. Other Taxes Payable 16. Dividends Payable The balance of dividends payable refers to the proposed additional dividend for the year 2019. Income Tax - Refinancing Program 36,214,768.68 Total 36,214,768.68 Income Tax - Refinancing Program 250,485,483.27 Total 250,485,483.27 ICMS Payable 1,353,196.85 PIS Payable 4,290,927.99 COFINS Payable 19,778,881.72 ISS Payable 2,419,050.06 INSS Payable 1,771,309.27 Other Taxes Payable 221,575.28 Total 29,834,941.17 Dividends Payable 453,074,677.22 Total 453,074,677.22

14 17. Obligations with Demobilization of Assets and Provisions for Environmental Compensation The Company uses several judgments and assumptions when measuring the obligations to discontinue the use of assets. Potential costs covered by insurance or indemnities are not deducted from the provisioned amount. Current Non Current 18. Deferred Income Taxes 19. Provision for Litigations The Company is a party involved in labor, civil, environmental and tax lawsuits in progress at the administrative and judicial levels. The provisions for losses arising from these actions are estimated and updated by the Company, supported by the opinion of legal advisors. Obligations with Demobilization of Assets 106,593,140.82 Provision for Environmental Compensation 60,866,452.19 Total 167,459,593.01 Obligations with Demobilization of Assets 747,004,922.16 Provision for Environmental Compensation 144,997,236.33 Total 892,002,158.49 Deferred Income Tax 13,884,598.12 Deferred Income Social Contribution 4,998,455.33 Total 18,883,053.45

15 20. Shareholder's Equity The shareholders' equity of Minerações Brasileiras Reunidas S.A.- MBR will be reduced by the net amount of R$ 2,901,416,151.97 (two billion, nine hundred and one million, four hundred and sixteen thousand, one hundred and fifty-one reais and ninety-seven cents). Litigations - Taxes 56,775,570.89 Litigations - Social Security 9,835,315.06 Litigations - Civil 4,425,543.25 Litigations - Environmental 3,766,309.53 Litigations - Employee 401,799.21 Total 75,204,537.94

M/LEGATE

Morison KSi
Independent member

ANNEX II: BALANCE SHEET OF MINERAÇÕES BRASILEIRAS REUNIDAS S.A. – MBR ON NOVEMBER, 30 2020

R$

ASSETS	Assets and Liabilities before the Spin-off	Spun-off Assets and Liabilities	Remaining Assets and Liabilities
Current Assets	**2,629,380,101.93**	**2,629,380,101.93**	**0.00**
Cash and Cash Equivalents	602,470,892.43	602,470,892.43	0.00
Accounts Receivables	409,340.92	409,340.92	0.00
Accounts Receivables - Related Party	1,586,479,207.37	1,586,479,207.37	0.00
Dividends Receivables	78,733,514.98	78,733,514.98	0.00
Recoverable Income Tax	287,015,409.77	287,015,409.77	0.00
Recoverable Taxes	66,482,856.20	66,482,856.20	0.00
Other Current Assets	7,788,880.26	7,788,880.26	0.00
Non Current Assets	**14,729,906,735.97**	**3,181,260,490.36**	**11,548,646,245.61**
Recoverable Taxes	105,022,173.38	105,022,173.38	0.00
Deferred Income Taxes	187,969,568.49	187,969,568.49	0.00
Other Non Current Assets	2,186,486.27	2,186,486.27	0.00
Judicial Deposits	38,796,300.27	38,796,300.27	0.00
Investments	11,548,646,245.61		11,548,646,245.61
Property, Plant and Equipment	2,845,592,142.45	2,845,592,142.45	0.00
Intangible	1,693,819.50	1,693,819.50	0.00
Total Assets	**17,359,286,837.90**	**5,810,640,592.29**	**11,548,646,245.61**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current Liabilities	**1,672,649,207.17**	**1,672,649,207.17**	**0.00**
Suppliers	235,124,781.03	235,124,781.03	0.00
Suppliers - Related Party	9,145,773.82	9,145,773.82	0.00
Income Tax Payable	741,794,672.24	741,794,672.24	0.00
Income Tax - Refis	36,214,768.68	36,214,768.68	0.00
Other Taxes Payable	29,834,941.17	29,834,941.17	0.00
Dividends Payable	453,074,677.22	453,074,677.22	0.00
Obligations with Demobilization of Assets	106,593,140.82	106,593,140.82	0.00
Provision for Environmental Compensation	60,866,452.19	60,866,452.19	0.00
Non Current Liabilities	**1,236,575,233.15**	**1,236,575,233.15**	**0.00**
Income Tax - Refis	250,485,483.27	250,485,483.27	0.00
Deferred Income Taxes	18,883,053.45	18,883,053.45	0.00
Obligations with Demobilization of Assets	747,004,922.16	747,004,922.16	0.00
Provision for Environmental Compensation	144,997,236.33	144,997,236.33	0.00
Provisions for Litigations	75,204,537.94	75,204,537.94	0.00
Total Liabilities	**2,909,224,440.32**	**2,909,224,440.32**	**0.00**
Total Shareholder's Equity	**14,450,062,397.58**	**2,901,416,151.97**	**11,548,646,245.61**
Total Liabilities and Shareholder's Equity	**17,359,286,837.90**	**5,810,640,592.29**	**11,548,646,245.61**

16

Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel./Fax 55 11 5080 7500 | www.mlegate.com

17 The Company's accounting books and the documents necessary to prepare the report were examined. We have determined that the value of the Company's net book value to be Spun- off is R$ 2,901,416,151.97 (two billion, nine hundred and one million, four hundred and sixteen thousand, one hundred and fifty-one reais and ninety-seven cents). The remaining assets in the Company are R$ 11,548,646,245.61 (eleven billion, five hundred and forty-eight million, six hundred and forty-six thousand, two hundred and forty-five reais and sixty-one cents), represented by the following assets: Other Non Current Assets Mutual Caemi Foundation - Principal 14,979,381.10 Mutual Caemi Foundation - Charges 10,783,595.84 Provision for Losses - Mutual (25,762,976.94) Total 0.00 Investiments Subsidiary Minerações BR Holdings GMBH 10,133,986,372.33 Associated MRS Logística Ltda. 1,414,659,873.28 Total 11,548,646,245.61

Information required by article 20-A of CVM Instruction 481/2009 1. Filing and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976. The Filing and Justification for Partial Spin-off of Minerações Brasileiras Reunidas S.A. - MBR (“MBR”) with the merger of the entire spun-off portion into Vale S.A. (“Vale,” “Filing and Justification for Partial Spin-off” and “Partial Spin-off,” respectively) is available in the Exhibit of the Management’s Proposal for the Annual and Extraordinary Shareholders’ Meeting (“Management’s Proposal”). The assets and liabilities that will comprise the spun-off portion are described in item 1.3 and Exhibit I of the Filing and Justification for Partial Spin-Off (“Spun-off Portion”). 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or transfer of shares issued by the remaining companies or companies resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling company is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions The Spun-off Portion to be absorbed by Vale as a result of the Partial Spin-off was valuated by Macso Legate Auditores Independentes (“Specialized Company”) at book value, according to the balance sheet drawn up by MBR on November 30, 2020 (“Base Date”). In accordance with the Specialized Company’s valuation report, the book value of the Spun-off Portion of MBR, on the Base Date, corresponds to R$2,901,416,151.97 (two billion, nine hundred and one million, four hundred and sixteen thousand, one hundred and fifty-one Brazilian reais and ninety-seven cents). With the implementation of the Partial Spin-off, MBR’s capital stock will be reduced by R$ 2,901,416,151.97 (two billion, nine hundred and one million, four hundred and sixteen thousand, one hundred and fifty-one Brazilian reais and ninety-seven cents), from R$ 5,500,000,001.00 (five billion, five hundred million and one Brazilian reais) to R$ 2,598,583,849.03 (two billion, five hundred and ninety-eight million, five hundred and eight-three thousand, eight hundred and forty-nine Brazilian reais and three cents), with the consequent proportional dissolution of 1,938,775,726 (one billion, nine hundred and thirty-eight million, seven hundred and seventy-five thousand, seven hundred and twenty-six) registered common shares issued by MBR, all held by Vale, which will then hold 1,736,418,019 (one billion, seven hundred and thirty-six million, four hundred and eighteen thousand, nineteen) registered common shares issued by MBR, representing 100% (one hundred percent) of its capital stock. Any equity variations related to the elements that comprise the Spun-off Portion that occur between the Base Date and the date of the Partial Spin-Off will be recognized and recorded by MBR in the respective balance sheet accounts, making the necessary entries in the respective accounting and tax books, and a balance sheet must be drawn up on the date of the event for the purpose of complying with tax legislation and supporting the transfer of the Spun-off Portion to Vale. The effectiveness of the Partial Spin-Off will be tied to, in addition to the approval by MBR’s Extraordinary Shareholders’ Meeting, its approval at Vale’s Extraordinary Shareholders’ Meeting. Given that the assets that comprise the Spun-off Portion are already indirectly held by Vale, through its equity interest in MBR, there will be no issuance of any new shares in Vale’s capital stock, which is why it will not be necessary to establish any kind of exchange ratio. The Partial Spin-Off will also not result in any increase in Vale’s capital, since Vale’s current equity interest in MBR will be partially replaced, in its accounting books, by the assets and liabilities that comprise the Spun-off Portion. Consequently, no amendment to Vale’s By-Laws by virtue of the Partial Spin-off will be necessary. In view of the provisions of article 137, item III, of the Brazilian Corporations Law, there will be no right of withdrawal or reimbursement to dissenting shareholders. There will be no change to voting rights, receipt of dividends and equity rights of Vale’s shareholders, compared to the political and equity advantages of the shares existing before the Partial Spin-Off. b. Obligations to indemnify: (i) the managers of any of the involved companies; (ii) if the transaction is not implemented. None. c. Table comparing the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction. There will be no change in the rights, advantages and restrictions of the companies involved in the Partial Spin-Off, before and after the transaction. d. Any need for approval by debenture-holders or other creditors Approval of the Partial Spin-off does not require approval of debenture-holders or other creditors of Vale or MBR. e. Assets and liabilities that will form each portion of the equity, in the case of a spin-off The assets and liabilities that will comprise the Spun-off Portion are described in item 1.3 and Exhibit I of the Filing and Justification for Partial Spin-Off. For more information, see the Exhibit of Management’s Proposal. f. Intention of the resulting companies to obtain registration as an issuer of securities

Not applicable, since Vale is and will continue to be registered as a publicly-held company, a category-A issuer of securities and MBR will remain, after the Partial Spin - off, as a privately-held corporation. 4. Plans for conducting business, especially with respect to specific corporate events that are intended to be advanced. The Partial Spin-off will not result in the dissolution of MBR, which will continue to exist, without any interruption. Vale will succeed MBR, universally and without interruption, in relation to the assets, rights, claims, options, powers, immunities, actions, exceptions, duties, obligations, liabilities, liens and liabilities of ownership of MBR that are part of or related to the Spun-off Portion absorbed by Vale. Vale will remain jointly and severally liable, with respect to the Spun-off Portion, for any debts, obligations and liabilities prior to the Partial Spin-Off, as provided for in article 229 of the Brazilian Corporations Law. The assets and liabilities that comprise MBR’s equity and are not part of the Spun-off Portion will remain fully under the ownership of MBR. After the completion of the Partial Spin-off, Vale will continue to dedicate itself to the business activities covered by its corporate purpose, maintaining its registration as a publicly-held company, and MBR will remain a pure holding company. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages First, the purpose of the proposal for the Partial Spin-Off is to consolidate in Vale the ownership of assets that are already in its possession, use and enjoyment, due to a specific contract. Consequently, the Partial Spin-Off will reduce financial and asset management resources, with greater administrative and operational efficiency, contributing to the optimization of relevant synergies in conducting matters of its interest. b. Costs Vale’s management estimates that total costs for implementing the Partial Spin-of f will be approximately R$200,000.00 (two hundred thousand Brazilian reais), including expenses on publications, valuators and other professionals engaged to advise on the transaction. c. Risk factors Not applicable.

d. If this is a related party transaction, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded Given that (i) Vale holds 100% (one hundred percent) of the shares representing MBR’s capital stock; (ii) the goal of the intended transaction is to transfer the Sp un-off Portion to Vale and keep in MBR the assets and liabilities not related to the Spun-Off Portion, according to item 1.3 of the Filing and Justification for Partial Spin-Off, there is no envisaged alternative structure to the Partial Spin-Off that could achieve the desired goals. e. Substitution ratio Given that the assets that comprise the Spun-off Portion are already indirectly held by Vale, through its equity interest in MBR, there will be no issuance of any new shares in Vale’s capital stock, which is why it will not be necessary to establish any kind of exchange ratio. f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Substitution ratio of shares calculated according to article 264 of Law No. 6,404 of 1976; (ii) Detailed description of the process of negotiating the substitution ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling bloc: (a) comparative analysis of the substitution ratio and the price paid for the acquisition of control; (b) reasons that justify any differences of valuation in the different transactions; (iv) Justification of why the substitution ratio is at arm’s length conditions, with a description of the procedures and criteria adopted to ensure arm’s length conditions of the transaction or, if the substitution ratio is not at arm’s length, details of the payment or equivalent measures adopted to ensure adequate compensation. Given that the assets that comprise the Spun-off Portion are already indirectly held by Vale, through its equity interest in MBR, there will be no issuance of any new shares in Vale’s capital stock, which is why it will not be necessary to establish any kind of exchange ratio. The Partial Spin-Off will also not result in any increase in Vale’s capital, since Vale’s current equity interest in MBR will be partially replaced, in its accounting books, by the assets and liabilities that comprise the Spun-off Portion. Consequently, no amendment to Vale's By-Laws by virtue of the Partial Spin-off will be necessary. The intended transaction was preceded, in the last 12 (twelve) months, by the following events: (i) first, the acquisition, by Vale, of shareholding control of Empreendimentos Brasileiros de Mineração S.A. - EBM (“EBM”), which at the time was a direct minority shareholder of MBR; and (ii) subsequently, the downstream merger of EBM into MBR, which resulted in the dissolution of EBM and the consolidation of the investment held by Vale directly in MBR, which, in turn, then had Vale as its sole shareholder.

6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The transaction was discussed in a meeting of Vale’s Board of Directors held on February 11, 2021. In addition, the Partial Spin-off was also subject to review at Vale’s Fiscal Council meeting, which culminated in the issuance of an Opinion dated February 11, 2021. The minutes of the Board of Directors’ Meeting and the Opinion issued by the Fiscal Council are available in the Exhibit of Management’s Proposal. 7. Copy of studies, presentations, reports, opinions, statements or valuation reports of the companies involved in the transaction provided to the control ling shareholder at any stage of the transaction. The valuation report, at book value, of the Spun-off Portion absorbed by Vale as a result of the Partial Spin-off was prepared by the Valuation Company (“Valuation Report”), and is an integral part of the Filing and Justification for Partial Spin-off, which is available in the Exhibit of the Proposal. 7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. None. 8. Draft by-laws or amendments to the by-laws of the companies resulting from the transaction Proposed amendments to the By-Laws resulting from the Partial Spin-Off are described in the Filing and Justification for Partial Spin-off. The Partial Spin-off will not result in any amendment to Vale’s By-Laws. 9. Financial statements used for purposes of the transaction, under the specific rule MBR’s balance sheet used for purposes of the transaction was drawn up on the Base Date, according to information contained in the Valuation Report. 10. Pro forma financial statements prepared for purposes of the transaction, under the specific rule Not applicable, pursuant to article 10 of CVM Instruction 565/2015, since there will be no dilution of the shareholders as a result of the Partial Spin-off.

11. Document containing information about the directly involved companies that are not publicly-held companies, including: (a) risk factors, according to items 4.1 and 4.2 of the reference form; (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form; (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, according to item 15 of the reference form; (e) Description of the capital stock, according to item 17.1 of the reference form. (a) risk factors, according to items 4.1 and 4.2 of the reference form Among the Company’s risk factors, there are no specific items exclusively attributable to MBR. (b) Description of the primary changes to risk factors that occurred in the prior fiscal year and expectations with respect to the reduction or increase in exposure to risks as a result of the transaction, according to item 5.4 of the reference form Not applicable. (c) Description of its business activities, according to items 7.1, 7.2, 7.3 and 7.4 of the reference form MBR performs its iron ore exploration, mining and processing operations through mines located in the cities of Nova Lima, Itabirito and Brumadinho in the state of Minas Gerais. In 2007, MBR’s mining assets and rights were leased to Vale for a period of 30 years. (d) Description of the economic group, according to item 15 of the reference form Vale holds 100% (one hundred percent) of the shares representing MBR’s capital stock. 12. Description of the capital structure and control after the transaction, according to item 15 of the reference form Vale’s capital structure and control will not change as a result of the Partial Spin-off, since the Company will not issue new shares. 13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules regarding tender offers

Vale holds 3,675,193,745 (three billion, six hundred and seventy-five million, one hundred and ninety-three thousand, seven hundred and forty-five) registered common shares without par value, free from any lien or encumbrance, representing 100% (one hundred percent) of MBR’s capital stock. With the implementation of the Partial Spin- off, MBR’s capital stock will be reduced by R$ 2,901,416,151.97 (two billion, nine hundred and one million, four hundred and sixteen thousand, one hundred and fifty-one Brazilian reais and ninety-seven cents), from R$ 5,500,000,001.00 (five billion, five hundred million and one Brazilian reais) to R$ 2,598,583,849.03 (two billion, five hundred and ninety-eight million, five hundred and eight-three thousand, eight hundred and forty-nine Brazilian reais and three cents), with the consequent proportional dissolution of 1,938,775,726 (one billion, nine hundred and thirty-eight million, seven hundred and seventy-five thousand, seven hundred and twenty-six) registered common shares issued by MBR, all held by Vale, which will then hold 1,736,418,019 (one billion, seven hundred and thirty-six million, four hundred and eighteen thousand, nineteen) registered common shares issued by MBR, representing 100% (one hundred percent) of its capital stock. Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion, three hundred million Brazilian reais), divided into 5,284,474,782 (five billion, two hundred and eighty- four million, four hundred and seventy-four thousand, seven hundred and eighty-two) book-entry shares, and will not be changed as a result of the Partial Spin-off. 14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules regarding tender offers, in derivatives indexed to securities issued by the other companies involved in the transaction Not applicable. 15. Report covering all trades made in the past six (6) months by the persons indicated below with securities issued by the companies involved in the transaction: a. Companies involved in the transaction MBR has not conducted, in the past six (6) months, any transactions for the purchase or sale of securities issued by Vale. b. Parties related to the companies involved in the transaction Not applicable. 16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion no. 35 of 2008. Not applicable, since Vale holds 100% (one hundred percent) of the shares representing MBR’s capital stock, such that the Partial Spin-off will not result in a capital increase for the Company or in any change in equity interest of its shareholders.

Therefore, no Special Independent Committee was created, since this is not the scenario set forth in CVM Guidance Opinion 35/2008.

VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of partial spin- off of MINERAÇÕES BRASILEIRAS REUNIDAS S.A., a privately-held corporation, with headquarters at the address Av. Dr. Marco Paulo Simon Jardim, no. 3,580, section, in the neighborhood of Mina de Águas Claras, city of Nova Lima, state of Minas Gerais, under CNPJ no 33.417.445/0001-20, with its organizational documents filed at the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais – JUCEMG) under Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 3130002231-5 (“MBR”), followed by the merger of the spun-off portion by Vale (“Partial Spin-off”), , including the Protocol and Justification of Partial Spin-off of Minerações Brasileiras Reunidas S.A, followed by the merger of the spun-off portion by Vale, containing the terms and conditions related to the Partial Spin-off, and the Valuation Report formed by certain assets and liabilities determined through the accounting books for partial spin- off effect of the MBR, prepared by Macso Legate Auditores Independentes. Based on the documents examined and the information and explanations received from the Company’s management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Partial Spin-off is ready to be deliberate by the Extraordinary Shareholders’ Meeting of Vale to be called. Rio de Janeiro, February 11, 2021. Marcelo Amaral Moraes Bruno Funchal Member of the Fiscal Council Member of the Fiscal Council Marcus Vinícius Dias Severini Raphael Manhães Martins Member of the Fiscal Council Member of the Fiscal Council Cristina Fontes Doherty Member of the Fiscal Council

EXHIBIT 21 INFORMATION ABOUT VALUATORS Information required by article 21 of CVM Instruction 481/2009 1. List the valuators recommended by management The Company’s Management recommended the independent auditor Macso Legate Auditores Independentes, a company established in the city of São Paulo, state of São Paulo, with head office at the address Rua Madre Cabrini, no. 341, 2 andar, sala 2, Corporate Taxpayer Number/Ministry of Economy (Cadastro Nacional de Pessoas Jurídicas/Ministério da Economia - CNPJ/ME) 23.037.018/0001-63, registered with the Regional Accounting Board (Conselho Regional de Contabilidade - CRC) of the state of São Paulo under no. 2SP033482/0-3, and with the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) under no. 12432, to perform: (a) the accounting valuation of the shareholders’ equity of Companhia Paulista de Ferro-Ligas to be absorbed by Vale S.A.; (b) the accounting valuation of the shareholders’ equity of Valesul Alumínio S.A. to be absorbed by Vale S.A.; and (c) the valuation of the net assets to be spun off, formed by certain assets and liabilities of Minerações Brasileiras Reunidas S.A. to be absorbed by Vale S.A. 2. Describe the qualifications of the recommended valuators Macso Legate Auditores Independentes is a multifunctional organization registered as an independent auditor with the CVM and which has vast experience in issuing accounting valuation reports. It has existed for over 20 years and provides services to companies with operations in Brazil and abroad. 3. Provide a copy of the work proposal and compensation of the recommended valuators The work proposal with compensation of the recommended valuators is attached hereto.

4. Describe any relevant relationship in the last three (3) years between the recommended valuators and parties related to the Company, as defined by the accounting rules that address this matter In 2021, Macso Legate Auditores Independentes performed the following services in addition to the services listed under item (1) of this exhibit: • 1/12/2021 – Empreendimentos Brasileiros de Mineração S.A. - EBM Service rendered: preparation of Accounting Valuation Report. • 1/6/2021 – CPP Participações S.A. Service rendered: preparation of Accounting Valuation Report. In 2020, Macso Legate Auditores Independentes performed the following services: • 1/31/2020 – Minas da Serra Geral S.A. Service rendered: preparation of Accounting Valuation Report. • 1/31/2020 – MSE – Serviços de Operação, Manutenção e Montagens Ltda. Service rendered: preparation of Accounting Valuation Report. • 1/31/2020 – Retiro Novo Reflorestamento Ltda. Service rendered: preparation of Accounting Valuation Report. • 1/31/2020 – Mineração Guariba Ltda. Service rendered: preparation of Accounting Valuation Report. In 2019, Macso Legate Perícias, Avaliações and Consultoria Ltda, Corporate Taxpayer Number/Ministry of Finance (Cadastro Nacional de Pessoas Jurídicas/Ministério da Fazenda - CNPJ/MF) 00.734.254/0001-33, a company in the same economic group, performed the following services: • 1/14/2019 – Empresa Mineração Ocirema Ind. e Com. Ltda Service rendered: preparation of Accounting Valuation Report. • 1/14/2019 – Empresa Mineração Manati Ltda Service rendered: preparation of Accounting Valuation Report. • 1/14/2019 – Empresa Mineração Dobrados S/A. Ind. e Com. Service rendered: preparation of Accounting Valuation Report.

São Paulo, December 03, 2020. To Vale S.A. Rio de Janeiro - RJ Dear sirs, We are forwarding to you our proposal to provide services in the preparation of Valuation Reports at book values related to Vale Group companies that will undergo corporate reorganization processes. We are at your disposal for any clarifications that may be necessary. Regards, Macso Legate Auditores Independentes CRC 2SP033482/O-3 Rubens Lopes da Silva, CRC1PR011811/0-1 Este documento foi assinado eletronicamente por XAVIER CORDERO CUELLAR e Dioni Barboza Brasil. Para verificar as assinaturas vá ao site https://vale.portaldeassinaturas.com.br:443 e utilize o código 1BF6-E033-8AC2-2889. This document has been electronically signed by XAVIER CORDERO CUELLAR e Dioni Barboza Brasil. To verify the signatures, go to the site https://vale.portaldeassinaturas.com.br:443 and use the code 1BF6-E033-8AC2-2889.

2 Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel +55 11 5080-7500 | www.mlegate.com I. Objective and Scope of the work The object of this proposal is the provision of accounting valuation services and the consequent issuance of Equity Valuation Reports of the net accounting assets formed by assets and liabilities in Portuguese and English, if applicable, for the purposes of merger / spin-off processes, other corporate processes of associations, foundations and subsidiaries of Vale, all in accordance with Brazilian corporate law. II. Scope of the Services The Reports will be issued in accordance with the Technical Communication CTG 2002 of November 22, 2018 - Valuation Report Issued by Accountant, approved by the Federal Accounting Council, based on the accounting net assets determined through the accounting books, duly signed by the accountants and legal representatives of the companies and, including the following procedures: • Check the item values with the Company's accounting records on the base date of the report; • Application of analytical review procedures for financial and accounting data; • Review the information and subsequent events that have or may have relevant effects on the entity's financial situation and operations III. Method of Carrying out the Work Considering the requirements of the work, we will be involving a team composed of experienced accountants with the necessary qualification to carry out the work. Thus, professionals involved in surveys, data consistency, verification of documentation and analysis of procedures will act in the project. We are counting on the assistance of the accountants responsible for providing all the information, documents and reports necessary to carry out the work. The work will be supervised by the M / Legate partners that are responsible for it. The work will be performed at the premises of GRUPO VALE and M/Legate, according to the documentation release of each company, or remotely aiming to protect the health and safety of those involved in the work, for the remaining of risky situations due to the pandemic. The work will be planned by M / Legate and conducted in harmony with the activities of Este documento foi assinado eletronicamente por XAVIER CORDERO CUELLAR e Dioni Barboza Brasil. Para verificar as assinaturas vá ao site https://vale.portaldeassinaturas.com.br:443 e utilize o código 1BF6-E033-8AC2-2889. This document has been electronically signed by XAVIER CORDERO CUELLAR e Dioni Barboza Brasil. To verify the signatures, go to the site https://vale.portaldeassinaturas.com.br:443 and use the code 1BF6-E033-8AC2-2889.

M/LEGATE
Morison KSi
Independent member

GRUPO VALE, so as not to disturb the normal running of its services and working hours established by internal rules.

IV. Product and Term

Product of the Work

The product of the work will be the issuance of the ACCOUNTING EVALUATION REPORTS, prepared in accordance with CTG 2002, approved by the Federal Accounting Council (CFC), in Portuguese and, in English when required.

Deadline

We estimate a deadline of 15 days, to be counted from the availability of all the necessary documentation for the work, or according to the schedule aligned between the parts.

V. Fees

For carrying out the accounting evaluation work of the companies below, we propose the following fees:

Empresa Avaliada	Contract	Report in Portuguese	Extra - Report in English	Total
Valesul Alumínio S/A.	5900064033	3.057,94	1.620,00	4.677,94
Companhia Paulista de Ferro Ligas - CPFL	5500076902	4.950,00	1.000,00	5.950,00
Minerações Brasileiras Reunidas S/A. - MBR	5500076902	11.250,00	1.500,00	12.750,00
Total		**19.257,94**	**4.120,00**	**23.377,94**

Fees will be billed based on the table above and paid under the following conditions:

a. After delivering the preliminary report to Vale, the contracted company must issue a measurement bulletin corresponding to 50% of the contracted value, and send it to Vale S.A for prior approval;

b. After delivering of the final report, the contracted company must issue a measurement bulletin with the remainder of the contracted value for the services.

Vale will have 5 (five) days to validate the measurement bulletins issued by the contracted company, approve the FRS (Service Registration Sheet) and send the RF (Billing Report). After this validation, the Contracted company shall issue the Invoice by the 10th day of the month following the issuance of the Measurement Bulletin and send the Invoice or collection document by the 15th day of the month in which the Invoice was issued. The payment must be made by 60 (sixty) days after Vale receives the invoice.

Este documento foi assinado eletronicamente por XAVIER CORDERO CUELLAR e Dioni Barboza Brasil. Para verificar as assinaturas vá ao site https://vale.portaldeassinaturas.com.br:443 e utilize o código 1BF6-E033-8AC2-2889. This document has been electronically signed by XAVIER CORDERO CUELLAR e Dioni Barboza Brasil. To verify the signatures, go to the site https://vale.portaldeassinaturas.com.br:443 and use the code 1BF6-E033-8AC2-2889.

3
Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel +55 11 5080-7500 | www.mlegate.com

4 Rua Madre Cabrini, 341 Vila Mariana | São Paulo SP Brasil | CEP 04020-001 | Tel +55 11 5080-7500 | www.mlegate.com The fees were established in contract according to its status, whether operational or not and the need for reports in Portuguese and English or only in Portuguese. VI. Obligations of the Contracting and Contracted Companies M / Legate undertakes to present, at the end of the work, to the Management of GRUPO VALE, the valuation reports of the companies that are object of the corporate reorganization. M / Legate undertakes, under penalty of law to respect and ensure the confidentiality of the information obtained during its work, not disclosing it under any circumstances to third parties without the express authorization of GRUPO VALE, except when there is a legal obligation to do so. The said secrecy continues even after the contractual commitments have ended. GRUPO VALE is obliged to provide M / Legate employees with free access to the areas of the buildings where the services will be performed, as well as the documentation and equipment necessary to carry out the work. GRUPO VALE undertakes to provide the information, documents and assistance necessary for the good performance of the services. VII. General Conditions and Acceptance of the Proposal This proposal is valid for 40 (forty) days from the date of its issuance. A fim de formalizar o aceite da presente proposta, solicitamos apor a assinatura do responsável no campo “de acordo” abaixo. In order to formalize the acceptance of this proposal, we ask you to affix the signature of the responsible person in the space below. I agree ________________________________ Vale S.A. _____/____________/202_ Este documento foi assinado eletronicamente por XAVIER CORDERO CUELLAR e Dioni Barboza Brasil. Para verificar as assinaturas vá ao site https://vale.portaldeassinaturas.com.br:443 e utilize o código 1BF6-E033-8AC2-2889. This document has been electronically signed by XAVIER CORDERO CUELLAR e Dioni Barboza Brasil. To verify the signatures, go to the site https://vale.portaldeassinaturas.com.br:443 and use the code 1BF6-E033-8AC2-2889.

PROTOCOLO DE ASSINATURA(S) O documento acima foi proposto para assinatura digital na plataforma Portal de Assinaturas Vale. Para verificar as assinaturas clique no link: https://vale.portaldeassinaturas.com.br/Verificar/1BF6-E033-8AC2- 2889 ou vá até o site https://vale.portaldeassinaturas.com.br:443 e utilize o código abaixo para verificar se este documento é válido. The above document was proposed for digital signature on the platform Portal de Assinaturas Vale. To check the signatures click on the link: https://vale.portaldeassinaturas.com.br/Verificar/1BF6-E033-8AC2-2889 or go to the website https://vale.portaldeassinaturas.com.br:443 and use the code below to verify that this document is valid. Código para verificação: 1BF6-E033-8AC2-2889 Hash do Documento 05241BCD261231F62B2898C9BE17015E334691AE8FDBBEC26697444412D7B40F O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 21/01/2021 é(são) : XAVIER CORDERO CUELLAR - 056.543.177-33 em 21/01/2021 10:09 UTC-03:00 Tipo: Assinatura Eletrônica Identificaçao: Por email: x************o@vale.com Evidências Client Timestamp Thu Jan 21 2021 10:09:28 GMT-0300 (Hora oficial do Brasil) Geolocation Latitude: -12.920223528169176 Longitude: -38.35464055917062 Accuracy: 246 IP 142.40.176.69 Hash Evidências: 91B39CF5C42583F05D73E4C6894410712D870DB4EC90B6C2C4B0F5E1C5D19CC3 Dioni Barboza Brasil - 902.053.597-87 em 21/01/2021 09:26 UTC-03:00 Tipo: Assinatura Eletrônica Identificaçao: Por email: d**********l@vale.com Evidências Client Timestamp Thu Jan 21 2021 09:26:48 GMT-0300 (Hora oficial do Brasil) Geolocation Latitude: -22.962164000000005 Longitude: -42.024094000000005 Accuracy: 275 IP 142.40.176.69 Hash Evidências: 6585D0F05E21B8831ACDC2DC59EF9A47A7E85E44B53ED9C38B91BF6E32B0E96D

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On February 11, 2021, at 9:00 pm, met, by videoconference, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo, Toshiya Asahi, Iran da Cunha Santos. Mr. Luiz Gustavo Gouvêa was present as Governance Secretary of Vale. Thus, the Board of Directors unanimously approved the following: “MERGER OF COMPANHIA PAULISTA DE FERRO-LIGAS BY VALE – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the chairman of the Fiscal Council Mr. Marcelo Moraes, for the purposes of the provisions of Article 163 of Law #6.404/1976, (i) submit to the General Shareholders’ Meeting the proposal for the merger of Companhia Paulista de Ferro-Ligas (“CPFL”) by Vale, without increasing the share capital or issuance of new shares by Vale, as well as the practice of all the acts necessary to implement the said merger, including, but not limited to, the following: (i.a) the ratification of the appointment of the independent auditor Macso Legate Auditores Independentes (“Macso Legate”) for the evaluation of net equity of CPFL, and the preparation of the corresponding accounting reports, as well as any other necessary documents; (i.b) the approval of the respective accounting reports of prepared by Macso Legate based on CPFL assets and liabilities; (i.c) the approval of the Protocol and Justification of CPFL by Vale (“Protocol and Justification”); and (i.d) the authorization of the execution, by the administrators, of all the acts necessary for the realization of the referred merger of CPFL by Vale (…).”; “MERGER OF VALESUL ALUMÍNIO S.A. BY VALE S.A. – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the chairman of the Fiscal Council Mr. Marcelo Moraes, for the purposes of the provisions of Article 163 of Law #6.404/1976, (i) submit to the General Shareholders’ Meeting the proposal for the merger of Valesul Alumínio S.A. (“Valesul”) by Vale, without increasing the share capital or issuance of new shares by Vale, as well as the practice of all the acts necessary to implement the said merger, including, but not limited to, the following: (i.a) the approval of the Protocol and Justification of Valesul by Vale (“Protocol and Justification”); (i.b) the ratification of the appointment of the independent auditor Macso Legate Auditores Independentes (“Macso Legate”) for the evaluation of net equity of Valesul, and the preparation of the corresponding accounting reports, as well as any other necessary documents;

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 (i.c) the approval of the respective accounting reports of prepared by Macso Legate based on Valesul assets and liabilities; and (i.d) the authorization of the execution, by the administrators, of all the acts necessary for the realization of the referred merger of Valesul by Vale (…).”; “EBM MERGER AND MBR PARTIAL SPIN-OFF – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the chairman of the Fiscal Council Mr. Marcelo Moraes, for the purposes of the provisions of Article 163 of Law #6.404/1976, (i) submit to the General Shareholders’ Meeting the proposal for partial Spin-off of MBR with the merger of the spun-off portion of MBR’s equity by Vale (“Partial Spin-off”), without increasing the share capital or issuance of new shares by Vale, which includes: (i.a) the ratification of the appointment of the independent auditor Macso Legate Auditores Independentes (“Macso Legate”) for the assessment of the spun-off portion of MBR’s equity, and the preparation of the corresponding accounting reports, as well as any other necessary documents; (i.b) the accounting reports of prepared by Macso Legate based on MBR assets and liabilities; (i.c) the MBR Partial Spin-off Protocol and Justification with merger of the spun-off portion of MBR’s equity by Vale composed of the assets and liabilities that represent the universality of MBR's assets and liabilities, with the exception of the following, which will not be part of the spun-off portion and, therefore, will remain integrating the assets of MBR: (i.c.1) the MBR's investment in investees MRS Logística S.A. and MBR Overseas Ltd., (i.c.2) the assets and liabilities arising from the EBM subject to the Merger referred to above, and (i.c.3) the credit receivable from Fundação Caemi de Previdência Social (“Spun-off Portion” and “Protocol and Justification of Partial Spin-off”, respectively); and (i.d) the authorization of the execution, by the administrators of the companies involved, of all the acts necessary for the realization of the Partial Spin-off of MBR with the merger of the spun-off portion of MBR’s equity by Vale (…).”; “PAV - PAYMENT IN SHARES / EFFECT DIVIDENDS – (…) the Board of Directors approved, with favorable report of the Personnel and Governance Committee, submit to the General Shareholders’ Meeting the proposal that the Virtual Actions Program (PAV) related to the cycles to be started after 2021 contemplates: (i) the payment in Common Shares issued by Vale (with payments from 2024), instead of payment in cash, which is currently made; and (ii) the inclusion of payment of Virtual Dividends, which today is not provided in the program; being certain that such adjustments should be applied to all employees participating in the program (Chief Executive Officer, Executive Directors and other leaders who are eligible).”; and “ELECTION OF EXECUTIVE OFFICER OF SUSTAINABILITY – Based on the proposal of the Chief Executive Officer, pursuant to paragraph 1 of Article 23 of the Bylaws, the Board of Directors approved, with favorable report of the Personnel and Governance Committee, the election of Ms. MARIA LUIZA DE OLIVEIRA PINTO E

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 PAIVA, Brazilian, married, psychologist, bearer of the identity card number 10.787.341-2 issued by SSP/SP, enrolled at Brazilian Taxpayer Registry (CPF/ME) under #129.079.488-06, with home address at Dr. José Rodrigues Alves Sobrinho nº 150, 62, São Paulo, SP, RJ, as Executive Officer of Sustainability of Vale. The Executive Officer elected herein, who will meet the term of management from 03/15/2021 to 05/26/2021, as well as the next management term to be decided later for the Executive Board as a whole, has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). In addition, the Board of Directors approved that Executive Officer Luiz Eduardo Fróes do Amaral Osorio, as of 03/15/2021, is responsible for the functions of the position of Executive Officer for Institutional Relations and Communication.” I hereby attest that the item above reflects the decision taken by the Board of Directors. Rio de Janeiro, February 11, 2021. Luiz Gustavo Gouvêa Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 15 2021		Head of Investor Relations